3/19

07021937

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nestle S.A

*CURRENT ADDRESS

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01252

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/20/07

2006 Financial Statements

082-01252

Nestlé

Good Food, Good Life

RECEIVED

2007 MAR 19 A 10:25

Consolidated Financial Statements of the Nestlé Group
Annual Report of Nestlé S.A.

ARIS
12-31-06

Consolidated Financial Statements of the Nestlé Group

140th Annual Report of Nestlé S.A.

Principal exchange rates

CHF per		2006	2005	2006	2005
		Year ending rates		Average annual rates	
1 US Dollar	USD	1.222	1.310	1.250	1.248
1 Euro	EUR	1.609	1.560	1.574	1.549
1 Pound Sterling	GBP	2.400	2.270	2.314	2.267
100 Brazilian Reais	BRL	57.220	56.400	57.820	51.610
100 Japanese Yen	JPY	1.027	1.120	1.075	1.129
100 Mexican Pesos	MXN	11.250	12.300	11.470	11.460
1 Canadian Dollar	CAD	1.052	1.130	1.104	1.037
1 Australian Dollar	AUD	0.967	0.963	0.943	0.950
100 Philippine Pesos	PHP	2.492	2.480	2.444	2.265

Consolidated income statement for the year ended 31 December 2006

In millions of CHF	Notes		2006		2005 [a]
Sales to customers	1		**98 458**		**91 115**
Cost of goods sold			(40 713)		(37 917)
Distribution expenses			(8 244)		(7 402)
Marketing and administration expenses			(34 465)		(32 421)
Research and development costs			(1 734)		(1 499)
EBIT Earnings Before Interest, Taxes, restructuring and impairments [b]	1		**13 302**		**11 876**
Net other income/(expenses)	2		(516)		(920)
Profit before interest and taxes			**12 786**		**10 956**
Net financing cost					
Financial income	3	537		605	
Financial expense		(1 218)		(1 192)	
			(681)		(587)
Profit before taxes and associates			**12 105**		**10 369**
Taxes	5		(3 293)		(2 647)
Share of results of associates	6		963		896
Profit from continuing operations			**9 775**		**8 618**
Net profit/(loss) on discontinued operations	29		74		(14)
Profit for the period			**9 849**		**8 604**
of which attributable to minority interests			652		523
of which attributable to shareholders of the parent (Net profit)			9 197		8 081
As percentages of sales					
EBIT Earnings Before Interest, Taxes, restructuring and impairments			13.5%		13.0%
Profit for the period attributable to shareholders of the parent (Net profit)			9.3%		8.9%
Earnings per share from continuing operations [c] **(in CHF)**					
Basic earnings per share	7		23.71		20.82
Fully diluted earnings per share	7		23.56		20.63

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).

[b] Prior to the repeal of goodwill amortisation, named EBITA (Earnings Before Interest, Taxes and Amortisation of goodwill)

[c] Based on the profit for the period attributable to shareholders of the parent adjusted for the net profit/(loss) on discontinued operations

Consolidated balance sheet as at 31 December 2006
before appropriations

In millions of CHF	Notes		2006		2005
Assets					
Current assets					
Liquid assets	8				
Cash and cash equivalents		5 278		4 658	
Short term investments		6 197		12 735	
			11 475		17 393
Trade and other receivables	9		14 577		14 291
Assets held for sale	29		74		633
Inventories	10		8 029		8 162
Derivative assets	11		556		645
Prepayments and accrued income			594		641
Total current assets			35 305		41 765
Non-current assets					
Property, plant and equipment	12				
Gross value [a]		47 077		45 242	
Accumulated depreciation and impairment [a]		(26 847)		(26 252)	
			20 230		18 990
Investments in associates	6		8 430		7 073
Deferred tax assets [a][b]	22		2 433		2 466
Financial assets	13		2 778		2 513
Employee benefits assets [b]	20		343		69
Goodwill	14		28 513		26 990
Intangible assets	15		3 773		2 852
Total non-current assets			66 500		60 953
Total assets			101 805		102 718

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.

In millions of CHF	Notes		2006		2005
Liabilities and equity					
Current liabilities					
Trade and other payables	16		12 572		11 117
Liabilities directly associated with assets held for sale	29		–		38
Financial liabilities [a]	17		15 494		18 841
Tax liabilities			884		705
Derivative liabilities	18		470		922
Accruals and deferred income			3 059		4 231
Total current liabilities			**32 479**		**35 854**
Non-current liabilities					
Financial liabilities [a]	19		6 952		8 277
Employee benefits liabilities [b]	20		5 415		5 747
Deferred tax liabilities [a][b]	22		706		240
Other payables			366		185
Provisions	23		3 039		3 347
Total non-current liabilities			**16 478**		**17 796**
Total liabilities			**48 957**		**53 650**
Equity					
Share capital [c]	24		401		404
Share premium and reserves					
Share premium		5 926		5 926	
Reserve for treasury shares		4 550		2 616	
Translation reserve		(5 205)		(4 172)	
Retained earnings [a][b]		49 963		45 494	
			55 234		49 864
Treasury shares [c]	25		(4 644)		(2 770)
Total equity attributable to shareholders of the parent			**50 991**		**47 498**
Minority interests [a][b]			1 857		1 570
Total equity			**52 848**		**49 068**
Total liabilities and equity			**101 805**		**102 718**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
[c] At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.

Consolidated cash flow statement for the year ended 31 December 2006

In millions of CHF	Notes	2006 [a]	2005 [a]
Operating activities [b]			
Profit from continuing operations [c]		9 775	8 618
Less share of results of associates		(963)	(896)
Depreciation of property, plant and equipment	12	2 581	2 382
Impairment of property, plant and equipment	12	96	360
Impairment of goodwill	14	38	218
Depreciation of intangible assets	15	480	346
Impairment of intangible assets	15	–	30
Increase/(decrease) in provisions and deferred taxes [c]		(338)	(526)
Decrease/(increase) in working capital	26	348	(315)
Other movements [c]		(341)	(12)
Operating cash flow [d]		**11 676**	**10 205**
Investing activities			
Capital expenditure	12	(4 200)	(3 375)
Expenditure on intangible assets	15	(689)	(758)
Sale of property, plant and equipment		98	220
Acquisitions [e]	27	(6 469)	(995)
Disposals	28	447	193
Movements with associates		323	259
Other movements		(30)	(202)
Cash flow from investing activities		**(10 520)**	**(4 658)**

[a] Cash flow statement information related to the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe are disclosed in Note 29.
[b] 2005 comparatives have been restated as Operating activities now start with Profit from continuing operations (previously Profit of consolidated companies).
[c] For 2005 comparatives, some non-cash components of the cash flow statement have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).
[d] Taxes paid amount to CHF 2811 million (2005: CHF 2540 million). Net interest paid amounts to CHF 599 million (2005: CHF 437 million).
[e] USD 2.6 billion relating to the Dreyer's acquisition have been settled on 17 January 2006, mostly by decreasing marketable securities.

In millions of CHF	Notes		2006		2005
Financing activities					
Dividend for the previous year			(3 471)		(3 114)
Purchase of treasury shares			(2 788)		(1 553)
Sale of treasury shares and options [a]			906		1 295
Movements with minority interests			(191)		5
Bonds issued [b]			1 625		1 617
Bonds repaid [a]			(2 331)		(2 443)
Increase in other non-current financial liabilities			134		279
Decrease in other non-current financial liabilities			(289)		(207)
Increase/(decrease) in current financial liabilities			(14)		(492)
Decrease/(increase) in short-term investments [b]			6 393		(1 910)
Other movements			(4)		2
Cash flow from financing activities			**(30)**		**(6 521)**
Translation differences on flows			(360)		336
Increase/(decrease) in cash and cash equivalents			**766**		**(638)**
Cash and cash equivalents retranslated at beginning of year					
Cash and cash equivalents at beginning of year		4 658		4 902	
Effects of exchange rate changes on opening balance		(146)		394	
			4 512		5 296
Cash and cash equivalents at end of period	8		**5 278**		**4 658**

[a] In 2005, 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.
[b] USD 2.6 billion relating to the Dreyer's acquisition have been settled on 17 January 2006, mostly by decreasing marketable securities.

Consolidated statement of recognised income and expense and changes in equity

Statement of recognised income and expense for the year ended 31 December 2005

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Profit for the period as reported last year					7 995		7 995	523	8 518
Restatement related to IAS 19 [a]					85		85	–	85
Restatement related to IFRIC 4 [b]					1		1	–	1
Profit for the period restated recognised in the income statement					**8 081**		**8 081**	**523**	**8 604**
Currency retranslations [a][b]				3 017			3 017	81	3 098
Taxes on equity items [a]					(57)		(57)	–	(57)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					107		107		107
– Recognition of realised results in the income statement					1		1		1
Fair value adjustments on cash flow hedges									
– Recognised in hedging reserve					122		122		122
– Removed from hedging reserve					(6)		(6)		(6)
Actuarial gains/(losses) on defined benefit schemes					(19)		(19)	(3)	(22)
Changes in equity of associates [c]					1 024		1 024		1 024
Equity-settled share-based transactions cost					173		173	24	197
Income and expense recognised directly in equity				**3 017**	**1 345**		**4 362**	**102**	**4 464**
Total recognised income and expense for the year ended 31 December 2005				**3 017**	**9 426**		**12 443**	**625**	**13 068**
Premium on warrants issued [d]					(53)		(53)		(53)
Restatement related to IAS 19 [a]					(2 219)		(2 219)	(14)	(2 233)
Restatement related to IFRIC 4 [b]					(2)		(2)	–	(2)
Effect of changes in accounting policies					**(2 274)**		**(2 274)**	**(14)**	**(2 288)**

[a] Restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
[b] Restated following first application of IFRIC 4 Determining whether an Arrangement contains a Lease
[c] Mainly resulting from fair value adjustment on available-for-sale financial instruments of L'Oréal
[d] At 1 January 2005, the premium on warrants issued has been reclassified to current liabilities.

Changes in equity for the year ended 31 December 2005

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings		Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Equity as at 31 December 2004 as reported last year	404	5 926	2 619	(7 189)	39 911	(a)(b)	(2 435)	39 236	1 063	40 299
Restatement of L'Oréal [c]					1 106			1 106		1 106
Effect of changes in accounting policies					(2 274)			(2 274)	(14)	(2 288)
Equity restated as at 1 January 2005	404	5 926	2 619	(7 189)	38 743	(b)	(2 435)	38 068	1 049	39 117
Total recognised income and expense				3 017	9 426			12 443	625	13 068
Distributions to and transactions with shareholders of the parent										
Dividend for the previous year					(3 114)			(3 114)		(3 114)
Movement of treasury shares (net) [d]			(3)		3		103	103		103
Result on options and treasury shares held for trading purposes					438		(438)	–		–
Equity-settled share-based transactions settlement					(2)			(2)		(2)
Total distributions to and transactions with shareholders of the parent			(3)		(2 675)		(335)	(3 013)		(3 013)
Movements with minority interests (net)									(104)	(104)
Equity as at 31 December 2005	404	5 926	2 616	(4 172)	45 494	(b)	(2 770)	47 498	1 570	49 068

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to current liabilities.
[b] Includes a Hedging Reserve of CHF 97 million (31 December 2004: negative CHF 20 million).
[c] Restated following first time adoption of IFRS by L'Oréal in 2005
[d] 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.

Statement of recognised income and expense for the year ended 31 December 2006

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Profit for the period recognised in the income statement					9 197		9 197	652	9 849
Currency retranslations				(1 033)			(1 033)	(39)	(1 072)
Taxes on equity items					(234)		(234)	4	(230)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					205		205		205
– Recognition of realised results in the income statement					7		7		7
Fair value adjustments on cash flow hedges									
– Recognised in hedging reserve					15		15		15
– Removed from hedging reserve					(54)		(54)		(54)
Actuarial gains/(losses) on defined benefit schemes					472		472	(10)	462
Changes in equity of associates					27		27		27
Equity-settled share-based transactions cost					193		193	25	218
Income and expense recognised directly in equity				(1 033)	631		(402)	(20)	(422)
Total recognised income and expense for the year ended 31 December 2006				(1 033)	9 828		8 795	632	9 427
Restatement related to IAS 19 [(a)]				(188)	(2 160)		(2 348)	(18)	(2 366)
Restatement related to IFRIC 4 [(b)]					(1)		(1)	–	(1)
Effect of changes in accounting policies				(188)	(2 161)		(2 349)	(18)	(2 367)

(a) Restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
(b) Restated following first application of IFRIC 4 Determining whether an Arrangement contains a Lease

Changes in equity for the year ended 31 December 2006

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Equity as at 31 December 2005 as reported last year	404	5 926	2 616	(3 984)	47 655 [a]	(2 770)	49 847	1 588	51 435
Effect of changes in accounting policies				(188)	(2 161)		(2 349)	(18)	(2 367)
Equity restated as at 31 December 2005	404	5 926	2 616	(4 172)	45 494 [a]	(2 770)	47 498	1 570	49 068
Total recognised income and expense				(1 033)	9 828		8 795	632	9 427
Distributions to and transactions with shareholders of the parent									
Dividend for the previous year					(3 471)		(3 471)		(3 471)
Movement of treasury shares (net)			1 934		(1 934)	(1 884)	(1 884)		(1 884)
Result on options and treasury shares held for trading purposes					(3)	3	–		–
Equity-settled share-based transactions settlement					(4)	4	–		–
Reduction in share capital [b]	(3)					3	–		–
Premium on warrants issued [c]					53		53		53
Total distributions to and transactions with shareholders of the parent	(3)		1 934		(5 359)	(1 874)	(5 302)		(5 302)
Movements with minority interests (net)								(345)	(345)
Equity as at 31 December 2006	401	5 926	4 550	(5 205)	49 963 [a]	(4 644)	50 991	1 857	52 848

[a] Includes a Hedging Reserve of CHF 56 million (31 December 2005: CHF 97 million).
[b] At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.
[c] Since the investors have not exercised their option to put the notes related to the Turbo Zero Equity-Link bond issue at their accreted value, USD 47 million of premium on warrants issued are reclassified from current liabilities to retained earnings.

Annex

Accounting policies

Accounting convention and accounting standards
The Consolidated Financial Statements comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The accounts have been prepared on an accruals basis and under the historical cost convention, unless stated otherwise. All significant consolidated companies and associates have a 31 December accounting year-end.

The preparation of the Consolidated Financial Statements requires Group Management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets and liabilities and disclosures. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Those areas affect mainly impairment of goodwill, employee benefits and unrecognised tax losses.

Scope of consolidation
The Consolidated Financial Statements comprise those of Nestlé S.A. and of its affiliated companies, including joint ventures, and associates (the Group). The list of the principal companies is provided in the section "Companies of the Nestlé Group."

Consolidated companies
Companies, in which the Group has a participation, usually a majority, and where it has the power to exercise control, are fully consolidated. This applies irrespective of the percentage of the participation in the share capital. Control refers to the power to govern the financial and operating policies of an affiliated company so as to obtain the benefits from its activities. Minority interests are shown as a component of equity in the balance sheet and the share of the profit attributable to minority interests is shown as a component of profit for the period in the income statement.

Proportionate consolidation is applied for companies over which the Group exercises joint control with partners. The individual assets, liabilities, income and expenses are consolidated in proportion to the Nestlé participation in their equity (usually 50%).

Newly acquired companies are consolidated from the effective date of acquisition, using the purchase method.

Associates
Companies where the Group has the power to exercise a significant influence but does not exercise control are accounted for by the equity method. The net assets and results are adjusted to comply with the Group's accounting policies. The carrying amount of goodwill arising from the acquisition of associates is included in the carrying amount of investments in associates.

Foreign currencies

The functional currency of the Group's entities is the currency of their primary economic environment.

In individual companies, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are taken to the income statement.

On consolidation, assets and liabilities of Group entities denominated in their functional currencies are translated into Swiss Francs, the Group's presentation currency, at year-end exchange rates. Income and expense items are translated into Swiss Francs at the annual average rate of exchange or at the rate on the date of the transaction for significant items.

Exchange differences on intra group loans qualified as net investment in a foreign operation are recorded in equity. The exchange results on loans that do not satisfy the aforementioned criteria are recorded in the income statement in "Net Financing Cost."

Differences arising from the retranslation of opening net assets of Group entities, together with differences arising from the restatement of the net results for the year of Group entities, from average or actual rates to year-end rates, are recognised against equity.

The balance sheet and net results of Group entities operating in hyperinflationary economies are restated for the changes in the general purchasing power of the local currency, using official indices at the balance sheet date, before translation into Swiss Francs at year-end rates.

Segmental information

Segmental information is based on two segment formats:

The primary segment format – by management responsibility and geographic area – reflects the Group's management structure. The Group manages its Food and Beverages business through three geographic Zones and globally for Nestlé Waters and Nestlé Nutrition. The Group's pharmaceuticals activities are also managed on a worldwide basis and are presented separately from Food and Beverages.

The secondary segment format – by product group – is divided into six product groups (segments).

Segment results represent the contribution of the different segments to central overheads, research and development costs and the profit of the Group. Specific corporate expenses as well as specific research and development costs are allocated to the corresponding segments.

Segment assets comprise property, plant and equipment, intangible assets, goodwill, trade and other receivables, assets held for sale, inventories as well as prepayments and accrued income.

Segment liabilities comprise trade and other payables, liabilities directly associated with assets held for sale as well as accruals and deferred income.

Eliminations represent inter-company balances between the different segments.

Segment assets and liabilities by management responsibilities and geographic area represent the situation at the end of the year. Segment assets by product group represent the annual average as this provides a better indication of the level of invested capital for management purposes.

Capital additions represent the total cost incurred to acquire property, plant and equipment, intangible assets and goodwill, including those arising from business combinations. Capital expenditure represents the investment in property, plant and equipment only.

Depreciation of segment assets includes depreciation of property, plant and equipment and intangible assets. Impairment of segment assets includes impairment related to property, plant and equipment, intangible assets and goodwill.

Unallocated items represent non specific items whose allocation to a segment would be arbitrary. They mainly comprise:
- corporate expenses and assets/liabilities
- research and development costs and assets/liabilities
- some goodwill and intangible assets
- capital additions related to administration and distribution assets for the secondary segment
- assets held for sale and liabilities directly associated with assets held for sale linked to a discontinued operation.

Valuation methods and definitions

Sales to customers
Sales to customers represent the sale of products and services rendered to third parties, net of general price reductions and sales taxes. Sales are recognised in the income statement at the moment when the significant risks and rewards of ownership of the goods have been transferred to the buyer, which is mainly upon shipment.

Net financing cost
This item includes the financial expense on borrowings from third parties as well as the financial income earned on funds invested outside the Group. Exchange differences on loans and borrowings and results on currency and interest hedging instruments that are recognised in the income statement are also presented in net financing cost.

Taxes
The Group is subject to taxes in different countries all over the world. Taxes and fiscal risks recognised in the Consolidated Financial Statements reflect Group Management's best estimate of the outcome based on the facts known at the balance sheet date in each individual country. Any differences between tax estimates and final tax assessments are charged to the income statement in the period in which they are incurred, unless anticipated.

Taxes include current taxes on profit and other taxes such as taxes on capital. Also included are actual or potential withholding taxes on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income tax is recognised in the income statement, except to the extent that it relates to items directly taken to equity, in which case it is recognised against equity.

Deferred taxation is the tax attributable to the temporary differences that arise when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the Consolidated Financial Statements.

Deferred taxes are calculated under the liability method at the rates of tax expected to prevail when the temporary differences reverse subject to such rates being substantially enacted at the balance sheet date. Any changes of the tax rates are recognised in the income statement unless related to items directly recognised against equity. Deferred tax liabilities are recognised on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognised on all deductible temporary differences provided that it is probable that future taxable income will be available.

For share-based payments, a deferred tax asset is recognised against the income statement over the vesting period, provided that a future reduction of the tax expense is both probable and can be reliably estimated. The deferred tax asset for the future tax deductible amount exceeding the total share-based payment cost is recognised against equity.

Current financial assets

Current financial assets include liquid assets, loans and receivables. Receivables are measured at cost less appropriate bad debt allowances.

Liquid assets encompass cash at bank and in hand, cash equivalents, marketable securities and current investments. Cash equivalents consist of bank deposits and fixed term investments whose maturities are three months or less from the date of acquisition. Short term investments consist of bank deposits and fixed term investments whose maturities are more than three months from the date of acquisition.

Liquid assets classified as available-for-sale comprise fixed rate deposits and marketable securities such as commercial paper. They are stated at fair value with all unrealised gains and losses recognised against equity until the disposal of the investment when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Liquid assets not classified as available-for-sale are marketable securities and other portfolios that are managed with the aim of delivering performance over agreed benchmarks and are therefore classified as trading. They are carried at fair value and all their gains and losses, realised and unrealised, are recognised in the income statement.

Financial assets that are acquired in market places that require the delivery within a time frame established by a convention are accounted for in accordance with the settlement date.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for the other financial instruments.

Inventories

Raw materials and purchased finished goods are valued at purchase cost. Work in progress and manufactured finished goods are valued at production cost. Production cost includes direct production costs and an appropriate proportion of production overheads and factory depreciation.

Movements in raw material inventories and purchased finished goods are accounted for using the FIFO (first in, first out) method. The weighted average cost method is used for other inventories.

An allowance is established when the net realisable value of any inventory item is lower than the value calculated above.

Derivative financial instruments and hedging

Derivative financial instruments (derivatives) are mainly used to manage exposures to foreign exchange, interest rate and commodity price risks. Whilst some derivatives are also acquired with the aim of managing the return of marketable securities portfolios, these derivatives are only acquired when there are underlying financial assets.

All derivatives are carried at fair value, being the market value for listed instruments or a valuation based on a mathematical model, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration assumptions based on market data.

Derivatives consist mainly of currency forwards, options and swaps, commodity futures and options, interest rate forwards, options and swaps, as well as interest rate and currency swaps.

Hedge accounting is applied to derivatives that are effective in offsetting the changes in fair value or cash flows of the hedged items. The effectiveness of such hedges is verified at regular intervals and at least on a quarterly basis.

Fair value hedges are derivatives that hedge the currency risk and/or the interest price risk. The changes in fair value of fair value hedges are recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedges are derivatives that hedge the currency risks of anticipated future export sales, cash flow risks of anticipated future purchases of equipment, the currency and/or commodity risk of future purchases of raw materials as well as the cash flow risk from changes in interest rates. The effective part of the changes in fair value of cash flow hedges are recognised against equity, while any ineffective part is recognised immediately in the income statement. When the hedged item results in a non-financial asset or liability, the gains and losses previously recognised against equity are included in the measurement cost of the asset or of the liability. As a result of the short product business cycle of the Group, the majority of the raw material future transactions outstanding at the balance sheet date are expected to occur in the next period. Otherwise the gains and losses previously recognised against equity are removed from equity and recognised in the income statement at the same time as the hedged transaction.

Hedges of net investments in a foreign operation are currency derivatives that hedge the translation exposure on the net investments in affiliated companies. The changes in fair value of such derivatives are recognised against equity until the net investments are sold or otherwise disposed of.

Trading derivatives are comprised of two categories. The first includes derivatives for which hedge accounting is not applied because they are either not designated as hedging instruments or not effective as hedging instruments. For example, certain foreign exchange derivatives that are used to reduce the currency exposure of financial assets or liabilities are not designated as hedging instruments. The second category relates to derivatives that are acquired with the aim of delivering performance over agreed benchmarks of marketable security portfolios. In all cases, derivatives are acquired in full compliance with the risk management policies of the Group.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year, which will not be received until after the balance sheet date.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost. Depreciation is provided on components that have homogenous useful lives by using the straight-line method so as to depreciate the initial cost down to the residual value over the estimated useful lives. The residual values are 30% on head offices, 20% on distribution centres for products stored at ambient temperature and nil for all other asset types.

The useful lives are as follows:

Buildings	20–35 years
Machinery and equipment	10–20 years
Tools, furniture, information technology and sundry equipment	3–8 years
Vehicles	5 years

Land is not depreciated.

Useful lives, components and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use and the evolution of the technology.

Depreciation of property, plant and equipment is allocated to the appropriate headings of expenses by function in the income statement.

Financing costs incurred during the course of construction are expensed. Premiums capitalised for leasehold land or buildings are amortised over the length of the lease.

Leased assets

Assets acquired under finance leases are capitalised and depreciated in accordance with the Group's policy on property, plant and equipment unless the lease term is shorter. Land and building leases are recognised separately provided an allocation of the lease payments between these categories is reliable.

The associated obligations are included in financial liabilities.

Rentals payable under operating leases are charged to the income statement.

The costs of the agreements that do not take the legal form of a lease but convey the right to use an asset are separated into lease payments and other payments if the entity has the control of the use or of the access to the asset or takes essentially all the output of the asset. Then the entity determines whether the lease component of the agreement is a finance or an operating lease.

Non-current financial assets

Non-current financial assets, which have maturities over one year (except equity instruments), include notes receivable and other financial instruments such as investments in companies where the Group exercises neither management control nor a significant influence. Notes receivable bearing zero or below market interest rates are discounted to their present value using the rate at the date of inception. Most non-current financial assets are classified as available-for-sale and measured at fair value with unrealised gains and losses recognised against equity until the disposal of the financial asset when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for other financial instruments.

Notes receivable and other debt instruments, the re-sale of which is prohibited in accordance with the clauses of their agreements, are classified as held-to-maturity and recognised at amortised cost less impairment losses.

Impairment losses are recognised in the income statement where there is objective evidence of impairment. These losses are never reversed unless they refer to a debt instrument measured at fair value and classified as available-for-sale and the increase in fair value can objectively be related to an event occurring after the recognition of the impairment loss.

Business combinations and related goodwill

As from 1 January 1995, the excess of the cost of an acquisition over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired is capitalised. Previously these amounts had been written off through equity.

Goodwill is not amortised but tested for impairment at least annually and upon the occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these policies.

Goodwill is recorded in the functional currencies of the acquired operations.

All assets, liabilities and contingent liabilities acquired in a business combination are recognised at the acquisition date and measured at their fair value.

Intangible assets

This heading includes intangible assets that are acquired either separately or in a business combination when they are identifiable and can be reliably measured. Intangible assets are considered to be identifiable if they arise from contractual or other rights, or if they are separable i.e. they can be disposed of either individually or together with other assets. Intangible assets comprise indefinite life intangible assets and finite life intangible assets.

Indefinite life intangible assets are those for which there is no foreseeable limit to their useful economic life as they arise from contractual or other legal rights that can be renewed without significant cost and are the subject of continuous marketing support. They are not depreciated but tested for impairment annually or more frequently if an impairment indicator is triggered. They mainly comprise certain brands, trademarks and intellectual property rights. The assessment of the classification of intangible assets as indefinite is reviewed annually.

Finite life intangible assets are those where the useful life arises from contractual rights, other rights or from expected obsolescence. They are depreciated over the shorter of their contractual or useful economic lives. They comprise mainly management information systems, patents and rights to carry on an activity (i.e. exclusive rights to sell products or to perform a supply activity). Finite life intangible assets are depreciated on a straight-line basis assuming a zero residual value: management information systems over a period ranging from three to five years; and other finite life intangible assets over five to twenty years. The depreciation period and depreciation method are reviewed annually by taking into account the risk of obsolescence.

Depreciation of intangible assets is allocated to the appropriate headings of expenses by function in the income statement.

Internally generated intangible assets are capitalised, provided they generate future economic benefits and their costs are clearly identifiable.

Research and development

Research and development costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are not capitalised because the future economic benefits can only be reliably determined once the products are in the market place.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment at least annually and upon the occurrence of an indication of impairment.

The impairment tests are performed annually at the same time each year and at the cash generating unit (CGU) level. The Group defines its CGUs based on the way that it monitors and derives economic benefits from the acquired goodwill and intangibles. The impairment tests are performed by comparing the carrying value of the assets of these CGUs with their recoverable amount, based on their future projected cash flows discounted at an appropriate pre-tax rate of return. Usually, the cash flows correspond to estimates made by Group Management in financial plans and business strategies covering a period of five years. They are then projected to 50 years using a steady or declining growth rate given that the Group businesses are of a long-term nature. The Group assesses the uncertainty of these estimates by making sensitivity analyses. The discount rate reflects the current assessment of the time value of money and the risks specific to the CGUs (essentially country risk). The business risk is included in the determination of the cash flows. Both the cash flows and the discount rates exclude inflation.

Impairment of property, plant and equipment and finite life intangible assets
Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's property, plant and equipment and finite life intangible assets. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the asset.

Assets held for sale and discontinued operations
Non-current assets held for sale (and disposal groups) are presented separately in the current section of the balance sheet. Immediately before the initial classification of the assets (and disposal groups) as held for sale, the carrying amounts of the assets (or all the assets and liabilities in the disposal groups) are measured in accordance with their applicable accounting policy. Non-current assets held for sale (and disposal groups) are subsequently measured at the lower of their carrying amount and fair value less cost to sell. Non-current assets held for sale (and disposal groups) are no longer depreciated.

Upon occurrence of discontinued operations, the net profit/(loss) on discontinued operations is presented on the face of the Consolidated income statement. Comparative information is restated accordingly. Income statement and cash flow information related to discontinued operations are disclosed separately in the notes to the accounts.

Current and non-current liabilities
Current and non-current liabilities are stated at amortised cost with any difference between the cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Current liabilities include current or renewable liabilities due within a maximum period of one year.

Provisions
Provisions comprise liabilities of uncertain timing or amount that arise from restructuring, environmental, litigation and other risks. Provisions are recognised when there exists a legal or constructive obligation stemming from a past event and when the future cash outflows can be reliably estimated. Obligations arising from restructuring plans are recognised when detailed formal plans have been established and when there is a valid expectation that such plans will be carried out by either starting to implement them or announcing their main features. Obligations under litigations reflect Group Management's best estimate of the outcome based on the facts known at the balance sheet date.

Employee benefits
The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Valuations are carried out annually for the largest plans and on a regular basis for other plans. Actuarial advice is provided both by external consultants and by actuaries employed by the Group. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

Such plans are either externally funded, with the assets of the schemes held separately from those of the Group in independently administered funds, or unfunded with the related liabilities carried on the balance sheet.

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet, taking into account any unrecognised past service cost. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is actually available to the Group, for example in the form of refunds from the plan or reductions in future contributions to the plan. When such an excess is not available or does not represent a future economic benefit, it is not recognised but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the period in which they occur outside the income statement directly in equity under the statement of recognised income and expense.

For defined benefit plans, the pension cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost. Recycling to the income statement of cumulated actuarial gains and losses recognised in equity is not permitted by IAS 19. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Some benefits are also provided by defined contribution plans; contributions to such plans are charged to the income statement as incurred.

Share-based payment
The Group has equity-settled and cash-settled share-based payment transactions.

Equity-settled share-based payment transactions are recognised in the income statement with a corresponding increase in equity over the vesting period. They are fair valued at grant date and measured using the Black and Scholes model. The cost of equity-settled share-based payment transactions is adjusted annually by the expectations of vesting, for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Liabilities arising from cash-settled share-based payment transactions are recognised in the income statement over the vesting period. They are fair valued at each reporting date and measured using the Black and Scholes model. The cost of cash-settled share-based payment transactions is adjusted for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Accruals and deferred income
Accruals and deferred income comprise expenses relating to the current year, which will not be paid until after the balance sheet date and income received in advance, relating to the following year.

Dividends
In accordance with Swiss law and the Company's Articles of Association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting and subsequently paid.

Contingent assets and liabilities
Contingent assets and liabilities are possible rights and obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Group. They are disclosed in the notes to the accounts.

Events occurring after the balance sheet date
The values of assets and liabilities at the balance sheet date are adjusted if there is evidence that subsequent adjusting events warrant a modification of these values. These adjustments are made up to the date of approval of the Consolidated Financial Statements by the Board of Directors. Other non-adjusting events are disclosed in the notes to the accounts.

Changes in accounting policies

The Group has applied the following IFRSs and revised IASs as from 1 January 2006 onwards:

IAS 19 – Employee Benefits

The Group has applied for the first time in 2006 the option of IAS 19 § 93A ss. whereby actuarial gains and losses are recognised in the period in which they occur outside the income statement in equity. Previously actuarial gains and losses were recognised in the income statement, over the expected average remaining working lives of the employees, to the extent that their net cumulative amount exceeded 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year.

2005 comparatives have been restated as follows:
As at 1 January 2005, "Employee benefits assets" decreased by CHF 896 million and "Employee benefits liabilities" increased by CHF 2470 million.
The related "Deferred tax assets" increased by CHF 702 million and "Deferred tax liabilities" decreased by CHF 431 million. These amounts reduced equity attributable to shareholders of the parent by CHF 2219 million and Minority interests by CHF 14 million.
EBIT was impacted by the related suspension of recognition of actuarial gains and losses, and increased by CHF 132 million. Related taxes increased by CHF 47 million.

The Group performs full pensions and retirement benefits reporting once a year, in December, at which point actuarial gains and losses for the period are determined. As all actuarial gains and losses are now recognised in equity, the balance sheet more accurately represents the funding status of the various plans.

IFRIC 4 – Determining whether an Arrangement contains a Lease

This interpretation requires that when an entity enters into an agreement that does not take the legal form of a lease but conveys the right to use an asset, the entity shall separate the lease payments from the other payments under the agreement if the entity has the right to control the use of or access to the underlying asset, subject to the contract, or takes essentially all the output. Then the entity shall determine whether the lease component of the agreement is a financial or an operating lease in accordance with IAS 17.

The Group has entered into several outsourcing or take or pay agreements that qualify as lease arrangements under IFRIC 4.

2005 comparatives have been restated as follows:
Additional finance lease assets and finance lease obligations have been recorded for CHF 156 million and CHF 160 million respectively. The related "Deferred tax assets" increased by CHF 2 million. These amounts reduced equity attributable to shareholders of the parent by CHF 2 million.
EBIT increased by CHF 13 million and "Net Financing Cost" by CHF 12 million.

Changes in presentation

2005 comparatives have been restated for the following changes in presentation:

Income Statement / Cash Flow Statement

As a result of the repeal of the goodwill amortisation, EBITA (Earnings Before Interest, Taxes and Amortisation of goodwill) has been renamed EBIT (Earnings Before Interest, Taxes, restructuring and impairments).
The breakdown of "Net Financing Cost" is now shown on the face of the income statement (previously in a note).
"Profit of consolidated companies before discontinued operations" has been changed to "Profit from continuing operations," which includes the share of results of associates.
The subtotal "Profit of consolidated companies" has been removed. As a result, the Cash Flow Statement now starts with "Profit from continuing operations."

Statement of recognised income and expense and changes in equity

As a result of the retrospective application of IAS 19 Employee benefits § 93A ss., the Group made certain presentational changes regarding equity movements.

Segmental information

Globally managed nutrition activities are now disclosed separately from the Zones, and pharmaceutical activities separately from Food and Beverages. Unallocated items are disclosed within Food and Beverages, as they mainly relate to those activities.

Changes in IFRS that may affect the Group after 31 December 2006
The Group will apply IFRS 7 Financial Instruments: Disclosures in 2007. The application of this new standard will result in additional disclosures on financial instruments.

The IASB has published IFRS 8 on operating segments which requires to present segment information as it is reviewed by the Chief Executive Officer. The Group will apply IFRS 8 in 2009.

Consequences from the European Union's IFRS endorsement and application of IFRS in Switzerland
As a Swiss company, the Group is not affected by the European Union (EU) decision requiring EU-listed companies to present their accounts in accordance with IFRS. However the Swiss Exchange Authority (SWX) requires listed companies on the main exchange segment to apply IFRS (or US GAAP) for periods beginning on or after 1 January 2005. Since the Group has reported under IFRS/IAS since 1989, it will continue to comply with all IFRSs/IASs.

Financial risk management and commodity price risk management
Financial risk management is an integral part of the way the Group is managed. The Board establishes the Group's financial policies and the Chief Executive Officer (CEO) establishes objectives in line with these policies. An Asset and Liability Management Committee (ALMC), under the supervision of the Chief Financial Officer (CFO), is then responsible for setting financial strategies, which are executed by the Centre Treasury, the Regional Treasury Centres and, in specific local circumstances, by the affiliated companies. The activities of the Centre Treasury and of the various Regional Treasury Centres are supervised by an independent Middle Office which verifies the compliance of the strategies proposed and/or operations executed within the approved guidelines and limits set by the ALMC. Approved Treasury Management Guidelines define and classify risks as well as determine, by category of transaction, specific approval, limit and monitoring procedures. In the course of its business, the Group is exposed to financial market risks, credit risk, settlement risk and liquidity risk. In accordance with the aforementioned policies, the Group only enters into derivative transactions relating to assets, liabilities or anticipated future transactions.

A similar process has been established for commodity price risk management.

Financial market risk is essentially caused by exposures to foreign currencies, interest rates and commodity prices. Foreign currency transaction risk arises because affiliated companies sometimes undertake transactions in foreign currencies such as the import of raw materials, the export of finished goods and the related borrowings. Translation exposure arises from the consolidation of the Group accounts into Swiss Francs and is not hedged. Interest rate risk comprises the interest price risk that results from borrowing at fixed rates and the interest cash flow risk that results from borrowing at variable rates. Commodity price risk arises from transactions on the world commodity markets for securing the supplies of green coffee, cocoa beans and other commodities necessary for the manufacture of some of the Group's products. These risks are mitigated by the use of derivative financial instruments (see valuation methods and definitions).

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risk on financial instruments such as liquid assets, derivative assets and trade receivable portfolios. Credit risk is managed by investing liquid assets and acquiring derivatives with high credit quality financial institutions in accordance with the Group's Treasury Management Guidelines. The Group is not exposed to concentrations of credit risk on its liquid assets as these are spread over several institutions and sectors. Trade receivables are subject to credit limits, control and approval procedures in all the affiliated companies. Due to its large geographic base and number of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables.

Settlement risk results from the fact that the Group may not receive financial instruments from its counterparties at the expected time. This risk is managed by monitoring counterparty activity and settlement limits.

Liquidity risk arises when a company encounters difficulties to meet commitments associated with financial instruments. Such risk may result from inadequate market depth or disruption or refinancing problems. This risk is managed by limiting exposures in instruments that may be affected by liquidity problems and by actively matching the funding horizon of debt with incoming cash flows. As a result of its strong credit rating, the Group does not expect any refinancing issues.

The Group has several benchmarks and approval requirements for borrowing and investing as well as for using derivatives. In general, affiliated companies may borrow in their respective local currency up to six months forward while Group Management approval is required for longer terms and for any indebtedness in foreign currency as well as for interest and foreign exchange derivatives on such positions. The affiliated companies may also hedge their foreign currency exposures up to six months forward mainly through the Regional Treasury Centres but they must obtain the approval of Group Management for longer maturities. The affiliated companies must repatriate all their excess liquidities to Group finance companies or require the approval of Group Management for the rare cases where they may have a justification to invest them locally. The ALMC reviews and decides the currency and interest rate framework of Nestlé's intragroup loans portfolio on a monthly basis.

With regard to commodity price exposures, Group Management defines the hedging policy for affiliated companies. This policy is sufficiently flexible to allow them to rapidly adjust their hedges following possible changes in their raw material needs.

Modification of the scope of consolidation

The scope of consolidation has been affected by the acquisitions and disposals made in 2006. The principal businesses are detailed below.

Fully consolidated

Newly included:

Delta Ice-Cream, Greece, Ice cream, 99.8% (June)
Jenny Craig, USA, Weight management, 100% (July)
Uncle Tobys*, Australia, Nutrition bars, soups, 100% (July)

* excluding Breakfast cereals; proportionate consolidation through CPW (50%)

1. Segmental information

By management responsibility and geographic area

2006 — In millions of CHF	Zone Europe	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Nestlé Nutrition [(a)]
Segment revenues and results					
Sales to customers	26 698	31 286	15 439	9 616	5 955
EBIT Earnings Before Interest, Taxes, restructuring and impairments	3 110	4 946	2 583	834	1 005
Segment assets and liabilities					
Segment assets	15 566	19 191	8 741	8 884	3 774
Non segment assets					
Total assets					
of which goodwill and intangible assets	3 416	8 141	2 102	2 822	1 480
Segment liabilities	6 057	4 003	2 214	2 229	795
Non segment liabilities					
Total liabilities					
Other segment information					
Capital additions	1 493	1 604	1 174	1 207	1 206
of which Capital expenditure	812	1 125	588	923	194
Depreciation of segment assets	800	751	418	465	88
Impairment of segment assets	52	–	9	61	–
Restructuring costs	366	37	43	42	6

2005 [(a)] — In millions of CHF	Zone Europe	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Nestlé Nutrition [(a)]
Segment revenues and results					
Sales to customers	25 599	28 956	14 296	8 787	5 270
EBIT Earnings Before Interest, Taxes, restructuring and impairments	3 082	4 364	2 334	709	932
Segment assets and liabilities					
Segment assets	14 387	19 228	8 153	8 468	2 577
Non segment assets					
Total assets					
of which goodwill and intangible assets	2 677	8 313	1 694	2 632	521
Segment liabilities	6 077	4 099	1 965	2 331	624
Non segment liabilities					
Total liabilities					
Other segment information					
Capital additions	1 842	1 130	699	686	161
of which Capital expenditure	797	908	546	601	134
Depreciation of segment assets	682	657	402	426	75
Impairment of segment assets	184	116	120	121	20
Restructuring costs	164	75	47	46	28

[(a)] Globally managed nutrition activities are now disclosed separately from the Zones, and pharmaceutical activities separately from Food and Beverages. 2005 comparatives have been restated, including the ones resulting from the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29). Only dedicated segment assets are allocated to Nestlé Nutrition.

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

2006

Other Food and Beverages [b]	Unallocated items [c]	Inter-segment eliminations	Total Food and Beverages	Pharma [a]	Total	
						Segment revenues and results
2 777			91 771	6 687	98 458	Sales to customers
362	(1 674)		11 166	2 136	13 302	EBIT Earnings Before Interest, Taxes, restructuring and impairments
						Segment assets and liabilities
1 473	13 878	(1 745)	69 762	6 028	75 790	Segment assets
					26 015	Non segment assets
					101 805	Total assets
240	11 306		29 507	2 779	32 286	of which goodwill and intangible assets
622	408	(1 745)	14 583	1 048	15 631	Segment liabilities
					33 326	Non segment liabilities
					48 957	Total liabilities
						Other segment information
400	131		7 215	1 411	8 626	Capital additions
141	131		3 914	286	4 200	of which Capital expenditure
72	208		2 802	259	3 061	Depreciation of segment assets
8	–		130	4	134	Impairment of segment assets
17	3		514	–	514	Restructuring costs

2005 [d]

Other Food and Beverages [b]	Unallocated items [c]	Inter-segment eliminations	Total Food and Beverages	Pharma [a]	Total	
						Segment revenues and results
2 245			85 153	5 962	91 115	Sales to customers
273	(1 651)		10 043	1 833	11 876	EBIT Earnings Before Interest, Taxes, restructuring and impairments
						Segment assets and liabilities
1 011	15 616	(1 859)	67 581	4 978	72 559	Segment assets
					30 159	Non segment assets
					102 718	Total assets
13	12 017		27 867	1 975	29 842	of which goodwill and intangible assets
541	627	(1 859)	14 405	981	15 386	Segment liabilities
					38 264	Non segment liabilities
					53 650	Total liabilities
						Other segment information
88	94		4 700	766	5 466	Capital additions
86	94		3 166	209	3 375	of which Capital expenditure
61	184		2 487	241	2 728	Depreciation of segment assets
6	–		567	41	608	Impairment of segment assets
2	–		362	1	363	Restructuring costs

[b] Mainly Nespresso and Food and Beverages Joint Ventures managed on a worldwide basis
[c] Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.
[d] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.

By product group

In millions of CHF	Beverages	Milk products, Nutrition and Ice cream [a]	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits
2006				
Segment revenues and results				
Sales to customers	25 882	25 435	17 635	11 399
EBIT Earnings Before Interest, Taxes, restructuring and impairments	4 475	3 003	2 323	1 309
Segment assets				
Segment assets	16 640	17 970	10 553	6 319
of which goodwill and intangible assets	3 231	6 398	4 178	897
Other segment information				
Capital additions	1 406	2 169	493	658
of which Capital expenditure	1 105	702	272	258
Impairment of segment assets	60	28	1	47
Restructuring costs	89	140	95	178
2005 [c]				
Segment revenues and results				
Sales to customers	23 842	23 275	16 673	10 794
EBIT Earnings Before Interest, Taxes, restructuring and impairments	4 131	2 598	2 176	1 257
Segment assets				
Segment assets	15 105	15 516	9 386	5 745
of which goodwill and intangible assets	2 855	5 221	3 616	540
Other segment information				
Capital additions	795	746	989	194
of which Capital expenditure	752	689	261	194
Impairment of segment assets	183	226	40	96
Restructuring costs	158	93	27	60

[a] 2005 comparatives have been restated following the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).
[b] Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.
[c] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.

	PetCare	Pharmaceutical products	Total segments	Unallocated items (b)	Total
2006					
Segment revenues and results					
Sales to customers	11 420	6 687	98 458		98 458
EBIT Earnings Before Interest, Taxes, restructuring and impairments	1 730	2 136	14 976	(1 674)	13 302
Segment assets					
Segment assets	15 763	5 492	72 737		
of which goodwill and intangible assets	11 687	2 371	28 762		
Other segment information					
Capital additions	345	1 246	6 317	2 309	8 626
of which Capital expenditure	345	122	2 804	1 396	4 200
Impairment of segment assets	(6)	4	134	–	134
Restructuring costs	9	–	511	3	514
2005 (c)					
Segment revenues and results					
Sales to customers	10 569	5 962	91 115		91 115
EBIT Earnings Before Interest, Taxes, restructuring and impairments	1 532	1 833	13 527	(1 651)	11 876
Segment assets					
Segment assets	15 030	4 538	65 320		
of which goodwill and intangible assets	11 215	1 675	25 122		
Other segment information					
Capital additions	274	653	3 651	1 815	5 466
of which Capital expenditure	274	97	2 267	1 108	3 375
Impairment of segment assets	22	41	608	–	608
Restructuring costs	24	1	363	–	363

2. Net other income/(expenses)

In millions of CHF	2006	2005
Other expenses		
Loss on disposal of property, plant and equipment	(27)	(4)
Loss on disposal of activities	(92)	(91)
Restructuring costs	(514)	(363)
Impairment of property, plant and equipment	(96)	(360)
Impairment of goodwill	(38)	(218)
Impairment of intangible assets	–	(30)
Other [a]	(249)	(454)
	(1 016)	**(1 520)**
Other income		
Profit on disposal of property, plant and equipment	29	77
Profit on disposal of activities [b]	257	303
Other	214	220
	500	**600**
Net other income/(expenses)	**(516)**	**(920)**

[a] In 2005, a patent infringement lawsuit was filed against Alcon in the United States by Advanced Medical Optics, Inc. (AMO). The court ruled in favour of AMO and set damages at USD 213.9 million and also awarded pre-judgement interest and reasonable attorney fees and costs bringing the total to approximately USD 240 million. On 11 July 2006, the lawsuit was settled. This lawsuit had been provided for in 2005 and therefore this settlement did not significantly impact the 2006 income statement.
[b] Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares

Impairment of property, plant and equipment

Impairment of property, plant and equipment arise mainly from the plans to optimise industrial manufacturing capacities by closing or selling inefficient production facilities.

3. Financial income

Interest income includes CHF 168 million (2005: CHF 205 million) of gains arising on marketable security portfolios classified as trading, and CHF 15 million of losses (2005: CHF 28 million of gains) arising on derivatives acquired within the Group's risk management policies but for which hedge accounting is not applied.

4. Expenses by nature

The following items are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2006	2005 [a]
Depreciation of property, plant and equipment	2 581	2 382
Salaries and welfare expenses	15 472	14 296
Operating lease charges	561	608
Exchange differences	45	(45)

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.

5. Taxes

In millions of CHF	2006	2005 [a]
Components of taxes		
Current taxes	2 457	2 472
Deferred taxes	647	166
Transfers (from)/to unrecognised tax assets	(38)	(179)
Changes in deferred tax rates	40	8
Prior years' taxes	(105)	(119)
Taxes reclassified to equity	(230)	(57)
Taxes reclassified to discontinued operations	31	5
Other taxes [b]	491	351
	3 293	2 647
Deferred taxes by types		
Property, plant and equipment	82	(86)
Goodwill and intangible assets	(43)	304
Employee benefits	261	114
Inventories, receivables, payables and provisions	(6)	(23)
Unused tax losses and unused tax credits	194	(50)
Other	159	(93)
	647	166
Reconciliation of taxes		
Taxes at the theoretical domestic rates applicable to profits of taxable entities in the countries concerned [c]	3 051	2 939
Tax effect of non-deductible impairment of goodwill	21	41
Tax effect of non-deductible or non-taxable items	(173)	(391)
Transfers (from)/to unrecognised tax assets	(38)	(179)
Difference in tax rates	46	5
Other taxes [b]	386	232
	3 293	2 647

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).

[b] Includes withholding tax levied on transfers of income and taxes on capital.

[c] The applicable Group tax rate varies from one year to the other depending on the weight of each individual company in the taxable Group profit.

6. Associates

Share of results of associates is analysed as follows:

In millions of CHF	2006	2005
Share of results before taxes	1 198	1 071
Less share of taxes	(235)	(175)
Share of results	**963**	**896**

L'Oréal is the main investment of the Group with a 29.4% [a] participation in the equity (representing 178 381 021 shares held by Nestlé) for CHF 7795 million (2005: CHF 6971 million). Its market value at 31 December 2006 amounts to CHF 21 784 million (2005: CHF 17 476 million). In 2006, Nestlé's share of results represents CHF 947 million (2005: CHF 870 million). More detailed information can be found in the 2006 Annual Report of the L'Oréal group.

[a] Considering own shares held by L'Oréal in relation to the employee stock option plans and the share buy-back programmes.

7. Earnings per share from continuing operations

	2006	2005 [a]
Basic earnings per share (in CHF) [b]	23.71	20.82
Net profit from continuing operations [a] (in millions of CHF)	9 123	8 095
Weighted average number of shares outstanding	384 801 089	388 812 564
Fully diluted earnings per share (in CHF)	23.56	20.63
Theoretical net profit from continuing operations [b] assuming the exercise of all outstanding options and sale of all treasury shares [c] (in millions of CHF)	9 262	8 248
Number of shares [c]	393 072 500	399 860 700

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).
[b] Profit for the period attributable to the shareholders of the parent adjusted for the net profit/(loss) on discontinued operations
[c] Net of the Nestlé S.A. shares held in connection with the Share Buy-Back Programme (refer to Note 25)

8. Liquid assets

In millions of CHF	2006	2005
Cash and cash equivalents		
Cash at bank and in hand	2 380	1 952
Cash equivalents	2 898	2 706
	5 278	4 658
Short term investments		
Marketable securities	5 856	12 486
Current investments	341	249
	6 197	12 735
Liquid assets	11 475	17 393

Marketable securities include mainly money market and fixed income instruments.

Liquid assets are denominated in the following currencies:

In millions of CHF	2006	2005
USD	5 691	8 805
CHF	3 374	4 145
EUR	733	2 975
GBP	600	645
Other	1 077	823
	11 475	17 393

Average interest rates are as follows:

	2006	2005
on USD	5%	4.2%
on CHF	1.4%	1.1%
on EUR	2.7%	3.1%
on GBP	4.8%	4.8%

Liquid assets have maturities of less than one year or can be converted into cash at short notice.

Liquid assets are classified as follows:

In millions of CHF	2006	2005
Available-for-sale	11 030	12 611
Trading	445	4 782
	11 475	17 393

9. Trade and other receivables

In millions of CHF	2006	2005
Trade receivables	11 693	11 461
Other receivables	2 884	2 830
	14 577	**14 291**
After deduction of allowances for doubtful receivables of	453	491

10. Inventories

In millions of CHF	2006	2005
Raw materials, work in progress and sundry supplies	3 102	3 187
Finished goods	5 164	5 193
Allowance for write-off at net realisable value	(237)	(218)
	8 029	**8 162**

Inventories amounting to CHF 114 million (2005: CHF 112 million) are pledged as security for financial liabilities.

11. Derivative assets

In millions of CHF	2006		2005	
	Fair values	Contractual or notional amounts	Fair values	Contractual or notional amounts
Fair value hedges				
Currency forwards, futures and swaps	8	261	13	625
Interest rate forwards, futures and swaps	34	2 100	70	2 619
Interest rate and currency swaps	106	2 229	81	1 118
Cash flow hedges				
Currency forwards, futures and swaps	27	849	27	1 434
Currency options	9	138	1	36
Interest rate forwards, futures and swaps	67	3 485	57	3 617
Commodity futures	47	496	98	773
Commodity options	14	52	31	58
Hedges of net investments in foreign operations	18	381	28	1 956
Trading				
Currency derivatives	13	590	5	406
Interest rate derivatives	205	4 252	231	4 442
Commodity derivatives	8	163	3	53
	556	14 996	645	17 137

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

In millions of CHF	Currencies purchased forward:					
	USD	JPY	CHF	EUR	Other	2005
Currencies sold forward:						
BRL	5	16	–	–	–	21
USD		–	2	–	8	10
JPY	13		–	–	1	14
CHF	3	–		–	1	4
EUR	6	–	2		–	8
Other	17	–	–	–	–	17
2005	**44**	**16**	**4**	**–**	**10**	**74**

Derivative assets related to foreign exchange risks are denominated in the following currencies:

In millions of CHF	Currencies purchased forward:					
	USD	JPY	CHF	EUR	Other	2006
Currencies sold forward:						
BRL	11	12	–	–	–	23
USD		–	5	7	3	15
JPY	7		–	1	6	14
CHF	3	–		6	–	9
EUR	–	–	–		1	1
Other	11	–	–	–	2	13
2006	**32**	**12**	**5**	**14**	**12**	**75**

Other derivative assets, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

In millions of CHF	2006	2005
USD	139	129
EUR	131	149
JPY	81	12
GBP	15	16
Other	115	265
	481	**571**

Derivative assets related to cash flow hedges have the following maturities:

In millions of CHF	2006	2005
Within one year	96	158
In the second to the fifth year inclusive	63	52
After the fifth year	5	4
	164	214

The underlying hedged items have the same maturities.

Other derivative assets have the following maturities:

In millions of CHF	2006	2005
Within one year	197	72
In the second year	42	103
In the third to the fifth year inclusive	145	234
After the fifth year	8	22
	392	431

12. Property, plant and equipment

In millions of CHF					2005
	Land and buildings	Machinery and equipment	Tools, furniture and other equipment	Vehicles	Total
Gross value [a]					
At 1 January	11 689	22 745	6 162	715	41 311
Currency retranslations	923	2 016	520	73	3 532
Capital expenditure	720	1 747	783	125	3 375
Disposals	(226)	(1 085)	(333)	(40)	(1 684)
Reclassified as held for sale	(269)	(745)	(48)	(2)	(1 064)
Modification of the scope of consolidation	(81)	(153)	3	3	(228)
At 31 December	12 756	24 525	7 087	874	45 242
Accumulated depreciation and impairments [a]					
At 1 January	(4 787)	(14 490)	(4 417)	(409)	(24 103)
Currency retranslations	(316)	(1 167)	(368)	(41)	(1 892)
Depreciation	(368)	(1 154)	(757)	(103)	(2 382)
Impairments	(78)	(257)	(24)	(1)	(360)
Disposals	210	806	364	73	1 453
Reclassified as held for sale	172	587	40	2	801
Modification of the scope of consolidation	56	174	3	(2)	231
At 31 December	(5 111)	(15 501)	(5 159)	(481)	(26 252)
Net at 31 December [a]	7 645	9 024	1 928	393	18 990

At 31 December 2005, property, plant and equipment include CHF 492 million of assets under construction. Net property, plant and equipment held under finance leases amount to CHF 551 million [a]. Net property, plant and equipment of CHF 132 million are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

In millions of CHF					2006
	Land and buildings	Machinery and equipment	Tools, furniture and other equipment	Vehicles	Total
Gross value					
At 1 January	12 756	24 525	7 087	874	45 242
Currency retranslations	(210)	(344)	(87)	(11)	(652)
Capital expenditure	774	2 242	1 024	160	4 200
Disposals	(129)	(997)	(369)	(103)	(1 598)
Reclassified as held for sale	(69)	(99)	(11)	–	(179)
Modification of the scope of consolidation	123	128	(198)	11	64
At 31 December	13 245	25 455	7 446	931	47 077
Accumulated depreciation and impairments					
At 1 January	(5 111)	(15 501)	(5 159)	(481)	(26 252)
Currency retranslations	63	155	55	5	278
Depreciation	(408)	(1 295)	(769)	(109)	(2 581)
Impairments	19	(106)	(9)	–	(96)
Disposals	117	910	341	82	1 450
Reclassified as held for sale	48	49	8	–	105
Modification of the scope of consolidation	21	56	170	2	249
At 31 December	(5 251)	(15 732)	(5 363)	(501)	(26 847)
Net at 31 December	7 994	9 723	2 083	430	20 230

At 31 December 2006, property, plant and equipment include CHF 770 million of assets under construction. Net property, plant and equipment held under finance leases amount to CHF 492 million. Net property, plant and equipment of CHF 224 million are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

13. Non-current financial assets

In millions of CHF	2006	2005
Available-for-sale	2 641	2 370
Loans and receivables	137	143
	2 778	**2 513**

Non-current financial assets are denominated in the following currencies:

In millions of CHF	2006	2005
USD	1 423	1 333
CHF	986	812
EUR	188	207
Other	181	161
	2 778	**2 513**

Non-current financial assets have the following maturities:

In millions of CHF	2006	2005
In the second year	176	185
In the third to the fifth year inclusive	185	196
After the fifth year	1 311	1 253
Equity instruments	1 106	879
	2 778	**2 513**

14. Goodwill

In millions of CHF	2006	2005
Gross value [a]		
At 1 January	28 478	25 047
Currency retranslations	(1 200)	2 773
Goodwill from acquisitions [b]	2 581	930
Disposals	(130)	(8)
Reclassified as held for sale [c]	278	(264)
At 31 December	30 007	28 478
Accumulated impairments		
At 1 January	(1 488)	(1 193)
Currency retranslations	29	(77)
Impairments	(38)	(218)
Disposals	3	–
At 31 December	(1 494)	(1 488)
Net at 31 December	28 513	26 990

[a] In accordance with IFRS 3 Business Combinations, gross value includes prior years' accumulated amortisation.
[b] Of which CHF 1099 million (2005: CHF 473 million) resulting from Alcon's acquisition of own shares to satisfy obligations under the stock option plan of Alcon employees and for shares buy-back programme
[c] As a consequence of the final settlement of the 2005 discontinued operation, the goodwill reclassified as held for sale in 2005 has been reintegrated in goodwill in 2006.

Goodwill impairment reviews have been conducted for more than 200 goodwill items allocated to some 50 cash generating units (CGUs). There are no significant carrying values of goodwill that are allocated across multiple CGUs.

Detailed results of the impairment tests are presented below for the three main goodwill items, representing more than 60% of the net book value at 31 December 2006. For the purpose of the tests, they have been allocated to the following CGUs: PetCare, Hand Held Foods Group USA and Ice Cream USA.

PetCare

Goodwill related to the 2001 acquisition of Ralston Purina has been allocated for the impairment test to the CGU of the product category PetCare on a worldwide basis. The carrying amounts of all goodwill items allocated to this CGU are expressed in various currencies for an equivalent of CHF 11 218 million as at 31 December 2006 (2005: CHF 11 810 million).

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations, which are consistent with the Group's approved strategy for this period. Cash flows were assumed to be flat for years eleven to 50, although Group Management expects continuing growth. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: growth between 4 and 7% for North America and Europe over the first ten-year period;
- EBIT margin evolution: stable for North America, with a slight increase for Europe, consistent with sales growth and portfolio rationalisation.

Assumptions used in the calculation are consistent with the expected long-term average growth rate of the PetCare business in the regions concerned.

The key sensitivity for the impairment test is the growth in sales and EBIT margin. Assuming no growth in the cash flow projections would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

Hand Held Foods Group USA

Goodwill related to the 2002 acquisition of Chef America has been allocated for the impairment test to the Hand Held Foods Group USA CGU. The carrying amounts of all goodwill items allocated to this CGU are expressed in USD for an equivalent of CHF 2687 million as at 31 December 2006 (2005: CHF 2880 million).

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations, which are consistent with the Group's approved strategy for this period. Cash flows were assumed to be flat for years eleven to 50, although Group Management expects continuing growth. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: growth between 5 and 9% over the first ten-year period;
- EBIT margin evolution: steadily improving margin over the period, representing an average increase of EBIT within the range of 5 and 10% per year, which is consistent with strong sales growth and enhanced cost management and efficiency.

The key sensitivity for the impairment test is the growth in sales and EBIT margin. Assuming no sales growth from 2011 and no improvement in EBIT margin over the entire period would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

Ice Cream USA

Goodwill and intangible assets with indefinite useful life related to the Group's ice cream businesses in the USA (Nestlé Ice Cream Company and Dreyer's) has been allocated for the impairment test to the Ice Cream USA CGU. The carrying amounts of all goodwill items and intangible assets with indefinite useful life allocated to this CGU are expressed in USD for an equivalent of CHF 3581 million as at 31 December 2006 (2005: CHF 3914 million).

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 4%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations, which are consistent with the Group's approved strategy for this period. Cash flows were assumed to be flat for years eleven to 50, although Group Management expects continuing growth. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:

- Sales: growth between 5 and 10% over the first ten-year period;
- EBIT margin evolution: steadily improving margin over the period, in a range of 50–90 basis points per year, which is consistent with strong sales growth and enhanced cost management and efficiency.

The key sensitivity for the impairment test is the growth in sales and the EBIT evolution. Limiting growth to only 6% until 2015 and 0% thereafter would not result in the carrying amount exceeding the recoverable amount. Reaching 80% of the expectations in terms of EBIT evolution would not result in the carrying amount exceeding the recoverable amount.

An increase of 1% in the discount rate assumption would not change the conclusions of the impairment test.

15. Intangible assets

In millions of CHF				2005
	Brands and intellectual property rights	Operating rights and others	Management information systems	Total
Gross value				
At 1 January	480	592	2 146	3 218
of which indefinite useful life	141	–	–	141
Currency retranslations	20	67	170	257
Expenditures	21	67	670	758
Disposals	2	(12)	(17)	(27)
Reclassified as held for sale	–	(4)	(39)	(43)
Modification of the scope of consolidation	318	(2)	2	318
At 31 December	**841**	**708**	**2 932**	**4 481**
of which indefinite useful life	468	–	–	468
Accumulated depreciation and impairments				
At 1 January	(147)	(388)	(655)	(1 190)
Currency retranslations	(4)	(39)	(48)	(91)
Depreciation	(21)	(65)	(260)	(346)
Impairments	(30)	–	–	(30)
Disposals	–	8	13	21
Reclassified as held for sale	–	4	3	7
Modification of the scope of consolidation	–	2	(2)	–
At 31 December	**(202)**	**(478)**	**(949)**	**(1 629)**
Net at 31 December	**639**	**230**	**1 983**	**2 852**

In millions of CHF				2006
	Brands and intellectual property rights	Operating rights and others	Management information systems	Total
Gross value				
At 1 January	841	708	2 932	4 481
of which indefinite useful life	468	–	–	468
Currency retranslations	7	(40)	(23)	(56)
Expenditures	11	36	642	689
Disposals	–	(7)	(7)	(14)
Reclassified as held for sale	–	–	(5)	(5)
Modification of the scope of consolidation	691	56	(6)	741
At 31 December	1 550	753	3 533	5 836
of which indefinite useful life	1 167	–	–	1 167
Accumulated depreciation and impairments				
At 1 January	(202)	(478)	(949)	(1 629)
Currency retranslations	(1)	23	10	32
Depreciation	(21)	(73)	(386)	(480)
Disposals	–	7	7	14
At 31 December	(224)	(521)	(1 318)	(2 063)
Net at 31 December	1 326	232	2 215	3 773

Internally generated intangible assets consist mainly of management information systems.

16. Trade and other payables

In millions of CHF	2006	2005
Trade payables	8 923	7 841
Other payables	3 649	3 276
	12 572	11 117

17. Current financial liabilities

In millions of CHF	Note	2006	2005 [a]
Commercial paper		10 332	10 048
Line of credit facilities		834	1 200
Other current financial liabilities		1 392	1 651
		12 558	**12 899**
Current portion of non-current financial liabilities [b]	19	2 936	5 942
		15 494	**18 841**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives include CHF 3441 million related to the Dreyer's acquisition. "Put" and "call" options were exchanged between Dreyer's Grand Ice Cream Holdings, Inc. (Dreyer's) and the remaining holders of Dreyer's "Class A Callable Puttable Common Stock." These options gave the remaining stockholders the right to sell, and gave Dreyer's the right to buy, the remaining outstanding shares at certain dates and for certain amounts. Although the first put period extended from 1 December 2005 until 13 January 2006, payments relating to these puts occurred on 17 January 2006.

The fair values of current financial liabilities are not materially different from their carrying amounts.

The above financial liabilities are denominated in the following currencies:

In millions of CHF	2006	2005 [a]
USD	8 157	11 862
EUR	3 408	2 075
GBP	720	1 767
Other	3 209	3 137
	15 494	**18 841**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

Average interest rates are as follows:

	2006	2005
on USD	5.1%	3.2%
on EUR	3%	2.1%
on GBP	4.8%	4.8%

18. Derivative liabilities

In millions of CHF	2006		2005	
	Fair values	Contractual or notional amounts	Fair values	Contractual or notional amounts
Fair value hedges				
Currency forwards, futures and swaps	43	1 711	12	723
Interest rate forwards, futures and swaps	10	1 321	11	750
Interest rate and currency swaps	24	570	363	2 047
Cash flow hedges				
Currency forwards, futures and swaps	25	1 110	9	634
Currency options	–	–	6	167
Interest rate forwards, futures and swaps	27	1 827	92	2 764
Commodity futures	33	143	29	167
Commodity options	12	97	5	39
Hedges of net investments in foreign operations	141	1 777	147	2 300
Trading				
Currency derivatives	9	769	40	1 130
Interest rate derivatives	139	3 105	205	4 843
Commodity derivatives	7	48	3	45
	470	12 478	922	15 609

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Derivative liabilities related to foreign exchange risks are denominated in the following currencies:

In millions of CHF	Currencies purchased forward:					
	CHF	EUR	USD	JPY	Other	2005
Currencies sold forward:						
CHF		30	–	–	4	34
BRL	–	1	87	23	–	111
EUR	–		–	–	1	1
USD	5	1		–	–	6
JPY	–	–	–		1	1
Other	1	3	15	2	40	61
2005	6	35	102	25	46	214

In millions of CHF	Currencies purchased forward:					
	CHF	EUR	USD	JPY	Other	2006
Currencies sold forward:						
CHF		74	1	–	–	75
BRL	–	–	18	36	–	54
EUR	5		31	–	–	36
USD	–	2		1	5	8
JPY	–	1	–		2	3
Other	1	–	14	10	17	42
2006	6	77	64	47	24	218

Other derivative liabilities, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

In millions of CHF	2006	2005
USD	63	389
EUR	31	102
GBP	5	45
Other	153	172
	252	708

Derivative liabilities related to cash flow hedges have the following maturities:

In millions of CHF	2006	2005
Within one year	67	50
In the second to the fifth year inclusive	19	29
After the fifth year	11	62
	97	141

The underlying hedged items have the same maturities.

Other derivative liabilities have the following maturities:

In millions of CHF	2006	2005
Within one year	226	622
In the second year	–	49
In the third to the fifth year inclusive	144	105
After the fifth year	3	5
	373	781

19. Non-current financial liabilities

In millions of CHF	Note	2006	2005 [a]
Loans from financial institutions and other		589	599
Liabilities in respect of unexercised options [b]		107	3 450
Bonds		8 708	9 658
Obligations under finance leases		484	512
		9 888	14 219
Current portion	17	(2 936)	(5 942)
		6 952	8 277

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives mainly related to the Dreyer's acquisition. Refer to Note 17 – Current portion.

The fair value of non-current financial liabilities amounts to CHF 6982 million (2005: CHF 8221 million).

The above non-current financial liabilities are repayable as follows:

In millions of CHF	2006	2005 [a]
In the second year	3 132	3 176
In the third to the fifth year inclusive	2 510	4 207
After the fifth year	1 310	894
	6 952	8 277

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

The above financial liabilities are denominated in the following currencies:

In millions of CHF	2006	2005 [a]
USD	2 973	4 216
EUR	1 570	2 290
Other	2 409	1 771
	6 952	8 277

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

Loans from financial institutions in other currencies are individually not significant.

Average interest rates on loans from financial institutions are as follows:

	2006	2005
on EUR	3.4%	3.4%
on JPY	1.4%	1.4%

The effective interest rates of bonds are disclosed below. The effective interest rates of other non-current financial liabilities are not materially different from their nominal interest rates.

The interest rate structure is as follows:

In millions of CHF	2006	2005 [a]
Financial liabilities at fixed rates	6 673	8 029
Financial liabilities at variable rates	279	248
	6 952	8 277

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

These figures are those from the original financial liabilities, without impact from hedges that are disclosed in the appropriate notes.

Bond issues subject to interest rate fair value hedges are carried at fair value, while those that are not subject to such hedges are carried at amortised cost.

In millions of CHF

Issuer	Face value in millions	Interest rates Nominal	Effective	Year of issue/ maturity	Comments	2006	2005
Nestlé Holdings, Inc., USA	USD 699	0%	6.25%	2001–2008	(a)	783	790
	USD 300	5.13%	5.24%	2001–2007		367	392
	USD 500	4.75%	4.98%	2002–2007		611	653
	USD 400	4.50%	4.64%	2002–2006	(b)	–	524
	NOK 2000	5.25%	5.16%	2003–2007	(c)	393	397
	USD 250	3.25%	3.42%	2003–2009	(d)	305	327
	USD 400	3.50%	3.81%	2005–2008	(c)	477	513
	EUR 250	2.13%	2.97%	2005–2009	(c)(e)	378	229
	USD 300	4.38%	4.49%	2005–2009	(c)	362	393
	AUD 300	5.50%	5.68%	2005–2009	(c)(f)	280	192
	USD 300	5%	5.19%	2006–2008	(c)	363	–
	AUD 200	6%	6.23%	2006–2010	(c)	190	–
	CHF 450	2.50%	2.57%	2006–2013	(c)	449	–
	GBP 100	5.13%	5.24%	2006–2009	(c)	238	–
Nestlé Purina Petcare Company, USA	USD 83	9.25%	5.90%	1989–2009		110	121
	USD 48	7.75%	6.25%	1995–2015		64	69
	USD 63	9.30%	6.46%	1991–2021		98	106
	USD 79	8.63%	6.46%	1992–2022		116	126
	USD 44	8.13%	6.47%	1993–2023		62	67
	USD 51	7.88%	6.45%	1995–2025		72	78
Nestlé Finance-France S.A., France	ZAR 100	11%	11.52%	2001–2006	(c)	–	21
	EUR 370	4.75%	3.22%	2002–2007	(c)(g)	598	596
	USD 249	4.24%	4.24%	2002–2006	(c)(h)(l)	–	329
	USD 600	3%	2.88%	2002–2006	(c)(i)	–	783
	EUR 147	3.38%	3.38%	2002–2007	(c)(j)(l)	235	231
	EUR 175	2.56%	2.60%	2003–2006	(c)(l)	–	273
	EUR 500	3.50%	3.51%	2003–2008	(c)	802	788
	EUR 150	2.50%	2.55%	2003–2007	(c)(k)	238	233
	USD 100	2.25%	2.33%	2003–2007	(c)	119	127
	AUD 200	6%	6.03%	2004–2008	(c)	192	197
	HUF 25000	7%	7%	2004–2009	(c)	158	155
	EUR 100	3.50%	3.52%	2006–2009	(c)	159	–
Nestlé Holdings (U.K.) PLC, United Kingdom	USD 300	5.25%	5.35%	2001–2006	(c)	–	395
Nestlé Japan Holding Ltd, Japan	USD 200	4.13%	4.14%	2005–2007	(c)	241	259
Nestlé (Thai) Ltd, Thailand	THB 5000	2.16%	2.16%	2003–2008		169	159
Other bonds						79	135
Total						**8 708**	**9 658**
of which due within one year						2 807	2 377
of which due after one year						5 901	7 281

Bonds subject to fair value hedges are carried at fair value for CHF 5874 million (2005: CHF 6241 million) and the related derivatives are shown under derivative assets for CHF 134 million (2005: CHF 87 million) and under derivative liabilities for CHF 33 million (2005: CHF 366 million). The full fair value of bonds amounts to CHF 8739 million (2005: CHF 9726 million).

(a) Turbo Zero Equity-Link issue with warrants on Nestlé S.A. shares
The debt component (issue of the notes) was recognised under bonds for USD 451 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 123 million. The investors have the option to put the notes to Nestlé Holdings, Inc. and the warrants to Nestlé S.A. at their accreted value in June 2003 and in June 2006.

Exercise conditions of the warrants: 70 000 warrants to purchase Nestlé S.A. shares. Each warrant gives the right to purchase 31.9065 shares. The holders of warrants may exercise their warrants to purchase shares of Nestlé S.A. either:
1) during the note exercise period from July 2001 to June 2008 by tendering a note and a warrant in exchange for shares on the basis that one note is required to exercise each warrant; or
2) on the cash exercise date, 11 June 2008, by tendering warrants together with the exercise price in cash.

The effective initial exercise price per share is USD 261.119 (or CHF 455.–, based on a fixed exchange rate of CHF 1.7425 for each USD), growing by 2.625% per annum, prior to any anti-dilution adjustment. In June 2003, 100 units (at USD 10 000 each) of this issue were put for cash by a holder on the put date at the prescribed price as per the terms and conditions of the issue. In 2006, one unit was exercised.

(b) Partially subject to an interest rate swap that creates a liability at floating rates

(c) Subject to an interest rate and/or currency swap that creates a liability at floating rates in the currency of the issuer

(d) Step-up fixed rate callable medium term note
Currently a related swap synthetically creates a liability at floating rates. However the note issuer sold an option to the swap counterparty giving it the right to terminate the swap early, annually starting on 31 March 2005. Further, the note's coupon rate increases on March 31, to the following rates: 2005: 3.25%, 2007: 3.75%, 2008: 4%. The current swap takes into consideration this rate step-up, and, if not terminated by the swap issuer prior to its maturity in 2009, would continuously synthetically create a liability at floating rates.

(e) The initial EUR 150 million bond issued in 2005 was increased by EUR 100 million in 2006.

(f) The initial AUD 200 million bond issued in 2005 was increased by AUD 100 million in 2006.

(g) EUR 30 million of the initial EUR 400 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(h) USD 1 million of the initial USD 250 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(i) The initial USD 500 million bond issued in 2002 was increased by USD 100 million in 2004.

(j) EUR 3 million of the initial EUR 150 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(k) The initial EUR 100 million bond issued in 2003 was increased by EUR 50 million in 2004.

(l) Uridashi issue sold to retail investors in Japan.

20. Employee benefits

Pensions and retirement benefits
The majority of Group employees are eligible for retirement benefits under defined benefit schemes based on pensionable remuneration and length of service, consisting mainly of final salary plans.

Post-employment medical benefits and other employee benefits
Group companies, principally in the USA and Canada, maintain medical benefits plans, which cover eligible retired employees. The obligations for other employee benefits consist mainly of end of service indemnities, which do not have the character of pensions.

Reconciliation of assets and liabilities recognised in the balance sheet

In millions of CHF	2006 Defined benefit retirement plans	2006 Post-employment medical benefits and other benefits	2006 Total	2005 [a] Defined benefit retirement plans	2005 [a] Post-employment medical benefits and other benefits	2005 [a] Total
Present value of funded obligations	23 020	448	23 468	22 514	349	22 863
Fair value of plan assets	(23 560)	(259)	(23 819)	(21 623)	(191)	(21 814)
Excess of liabilities/(assets) over funded obligations	(540)	189	(351)	891	158	1 049
Present value of unfunded obligations	1 161	1 466	2 627	1 185	1 471	2 656
Unrecognised past service cost of non-vested benefits	(3)	(2)	(5)	11	(4)	7
Unrecognised assets	1 390	–	1 390	886	–	886
Defined benefits net liabilities/(assets)	2 008	1 653	3 661	2 973	1 625	4 598
Liabilities from defined contribution plans and non-current deferred compensation			1 294			982
Liabilities from cash-settled share-based transactions [b]			117			98
Net liabilities			5 072			5 678
Reflected in the balance sheet as follows:						
Employee benefits assets			(343)			(69)
Employee benefits liabilities			5 415			5 747
Net liabilities			5 072			5 678

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee benefits § 93A ss.
[b] The intrinsic value of liabilities from *cash-settled* share-based transactions that are vested amounts to CHF 39 million (2005: CHF 3 million).

Movement in the present value of defined benefit obligations

In millions of CHF	2006 Defined benefit retirement plans	2006 Post-employment medical benefits and other benefits	2006 Total	2005 Defined benefit retirement plans	2005 Post-employment medical benefits and other benefits	2005 Total
At 1 January	23 699	1 820	25 519	20 706	1 504	22 210
of which unfunded defined benefit schemes	1 185	1 471	2 656	1 005	1 287	2 292
Currency retranslations	85	(101)	(16)	1 099	215	1 314
Current service cost	675	70	745	654	73	727
Interest cost	1 042	106	1 148	1 001	88	1 089
Early retirements, curtailments, settlements	(40)	(1)	(41)	(23)	–	(23)
Past service cost of vested benefits	22	(4)	18	17	7	24
Past service cost of non-vested benefits	11	1	12	–	–	–
Actuarial (gains)/losses	(29)	73	44	1 155	(38)	1 117
Benefits paid on funded defined benefit schemes	(1 132)	(17)	(1 149)	(980)	(10)	(990)
Benefits paid on unfunded defined benefit schemes	(99)	(101)	(200)	(68)	(110)	(178)
Modification of the scope of consolidation	4	5	9	–	13	13
Transfer from/(to) defined contribution plans	(57)	63	6	138	78	216
At 31 December	**24 181**	**1 914**	26 095	23 699	**1 820**	25 519
of which unfunded defined benefit schemes	1 161	1 466	2 627	1 185	1 471	2 656

Movement in fair value of defined benefit plan assets

In millions of CHF	2006 Defined benefit retirement plans	2006 Post-employment medical benefits and other benefits	2006 Total	2005 Defined benefit retirement plans	2005 Post-employment medical benefits and other benefits	2005 Total
At 1 January	(21 623)	(191)	**(21 814)**	(17 839)	(105)	**(17 944)**
Currency retranslations	(66)	9	**(57)**	(889)	(18)	**(907)**
Expected return on plan assets	(1 218)	(17)	**(1 235)**	(985)	(6)	**(991)**
Employees' contributions	(99)	–	**(99)**	(98)	–	**(98)**
Employer contributions	(678)	(23)	**(701)**	(1 150)	(20)	**(1 170)**
Actuarial (gains)/losses	(1 020)	(7)	**(1 027)**	(1 524)	2	**(1 522)**
Benefits paid on funded defined benefit schemes	1 132	17	**1 149**	980	10	**990**
Modification of the scope of consolidation	(29)	–	**(29)**	8	–	**8**
Transfer from/(to) defined contribution plans	41	(47)	**(6)**	(126)	(54)	**(180)**
At 31 December	**(23 560)**	**(259)**	**(23 819)**	**(21 623)**	**(191)**	**(21 814)**

The plan assets include property occupied by affiliated companies with a fair value of CHF 32 million (2005: CHF 26 million) and assets loaned to affiliated companies with a fair value of CHF 20 million (2005: CHF 16 million).

The actual return on plan assets amounts to CHF 2261 million (2005: CHF 2514 million).

The Group expects to contribute CHF 568 million to its funded defined benefit schemes in 2007.

The major categories of plan assets as a percentage of total plan assets are as follows:

At 31 December	2006	2005
Equities	48%	48%
Bonds	26%	26%
Real estate property	6%	6%
Alternative investments	18%	17%
Cash/Deposits	2%	3%

The overall investment policy and strategy for the Group's funded defined benefit schemes is guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans' investment and actuarial advisors.

Actuarial gains/(losses) of defined benefit schemes recognised in the Statement of recognised income and expense

	2006			2005		
In millions of CHF	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
Experience adjustments on plan assets	1 020	7	1 027	1 524	(2)	1 522
Experience adjustments on plan liabilities	(38)	59	21	82	(66)	16
Change of assumptions on plan liabilities	67	(132)	(65)	(1 237)	104	(1 133)
Transfer from/(to) unrecognised assets	(521)	–	(521)	(427)	–	(427)
Actuarial gains/(losses) on defined benefit schemes	528	(66)	462	(58)	36	(22)

Transfer to unrecognised assets represents excess of return of overfunded defined benefit plans that cannot be recognised as assets as well as contributions paid to such plans in excess of their annual cost.

At 31 December, the net actuarial losses on defined benefit schemes recognised in the Statement of recognised income and expense amount to CHF 3222 million (2005: CHF 3689 million).

Expenses recognised in the income statement

	2006			2005 [a]		
In millions of CHF	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
Current service cost	675	70	745	654	73	727
Employee contributions	(99)	–	(99)	(98)	–	(98)
Interest cost	1 042	106	1 148	1 001	88	1 089
Expected return on plan assets	(1 218)	(17)	(1 235)	(985)	(6)	(991)
Early retirements, curtailments, settlements	(40)	(1)	(41)	(23)	–	(23)
Past service cost of vested benefits	22	(4)	18	17	7	24
Past service cost of non-vested benefits	(1)	2	1	–	–	–
Total defined benefit expenses	381	156	537	566	162	728
Total defined contribution expenses			408			322

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee benefits § 93A ss.

The expenses for defined benefit and defined contribution plans are allocated to the appropriate headings of expenses by function.

Principal actuarial assumptions

At 31 December	2006	2005 [a]
Discount rates		
Europe	4.2%	3.9%
Americas	6%	5.9%
Asia, Oceania and Africa	5.3%	5%
Expected long term rates of return on plan assets		
Europe	6.5%	6.4%
Americas	8.5%	8.3%
Asia, Oceania and Africa	6.9%	6.8%
Expected rates of salary increases		
Europe	3.3%	3.1%
Americas	3.2%	3.2%
Asia, Oceania and Africa	3.8%	2.8%
Expected rates of pension adjustments		
Europe	2%	1.8%
Americas	0.3%	0.3%
Asia, Oceania and Africa	2.2%	1.8%
Medical cost trend rates		
Americas	6.3%	5.7%
Average remaining working life of employees (in years)		
Europe	20	19
Americas	15	15
Asia, Oceania and Africa	15	14

[a] From 2006 onwards, the weighted average of principal actuarial assumptions is disclosed. 2005 comparatives have been restated to be on a comparable basis.

Sensitivity analysis on medical cost trend rates
A one percentage point increase in assumed medical cost trend rates would increase the defined benefit obligation by CHF 59 million and increase the aggregate of current service cost and interest cost by CHF 5 million.

A one percentage point decrease in assumed medical cost trend rates would decrease the defined benefit obligation by CHF 48 million and decrease the aggregate of current service cost and interest cost by CHF 5 million.

21. Share-based Payment

The following share-based payment costs are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2006	2005
Equity-settled share-based payment costs	218	197
Cash-settled share-based payment costs	67	75
Total share-based payment costs	**285**	**272**

The following share-based payment schemes are currently available to members of the Executive Board and Senior Management:

Management Stock Option Plan (MSOP)

Members of the Group's management are entitled to participate each year in a share option plan without payment. The benefits consist of the right to buy Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) at a predetermined fixed price. From 2005 onwards, the grant has been limited to members of the Executive Board.

This plan has a rolling seven-year duration. Vesting is subject to three years service conditions.

Movement of options

	2006 Number of options	2005 Number of options
Outstanding at 1 January	5 870 831	6 645 641
of which vested and exercisable	2 601 100	1 839 449
New rights	104 475	66 500
Rights exercised [a]	(1 810 278)	(764 967)
Rights forfeited	(11 000)	(76 343)
Rights expired	(800)	–
Outstanding at 31 December	**4 153 228**	**5 870 831**
of which vested and exercisable at 31 December	2 277 526	2 601 100
additional options vesting in 2007	1 704 727	

[a] Average exercise price: CHF 318.00 (2005: CHF 315.11); average share price at exercise date: CHF 411.67 (2005: CHF 374.04)

The rights are exercised throughout the year in accordance with the rules of the plan.

Options features

Grant date	Expiring on	Exercise price in CHF	Expected volatility	Risk-free interest rate	Dividend yield	Fair value at grant in CHF	2006 Number of options outstanding	2005 Number of options outstanding
01.01.2000	31.12.2006	281.90					–	244 770
01.03.2001	29.02.2008	343.20					549 504	978 472
01.03.2002	28.02.2009	367.35					814 254	1 278 717
01.02.2003	31.01.2010	278.55	27.16%	1.78%	2.25%	57.44	818 427	1 459 384
01.10.2003	30.09.2010	308.55	20.58%	2.11%	2.30%	49.26	27 428	33 228
01.02.2004	31.01.2011	329.10	19.41%	2.05%	2.11%	50.50	1 747 015	1 784 135
01.10.2004	30.09.2011	289.40	20.83%	2.09%	2.50%	45.19	25 625	25 625
01.02.2005	31.01.2012	309.20	20.13%	1.84%	2.29%	43.88	66 500	66 500
01.02.2006	31.01.2013	379.50	19%	2.20%	2.11%	52.90	104 475	–
							4 153 228	5 870 831

The exercise price corresponds to the average price of the last 10 trading days preceding the grant date.

Group Management has assumed that, on average, the participants exercise their options after 5 years. The expected volatility is based on the historical volatility, adjusted for any expected changes to future volatility due to publicly available information.

Restricted Stock Unit Plan (RSUP)

As from 1 March 2005, members of the Group Management are also awarded Restricted Stock Units (RSU) that each gives the right to one Nestlé S.A. share. Vesting is subject to three years service conditions. Upon vesting, the Group either delivers Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) or pays the equivalent amount in cash (accounted for as cash-settled share-based payment transactions).

Movement of Restricted Stock Units

	2006	2005
	Number of RSU	Number of RSU
Outstanding at 1 January	429 853	–
New RSU	376 995	438 810
RSU settled [a]	(35 587)	(6 179)
RSU forfeited	(6 375)	(2 778)
Outstanding at 31 December	**764 886**	**429 853**
of which vested at 31 December	5 200	–
of which considered cash-settled	110 663	41 039

[a] Average price at vesting date: CHF 399.93 (2005: CHF 334.84)

Restricted Stock Units features

					2006	2005
Grant date	Restricted until	Risk-free interest rate	Dividend yield	Fair value at grant in CHF	Number of RSU outstanding	Number of RSU outstanding
01.03.2005	29.02.2008	1.59%	2.45%	318.00	390 669	423 546
01.10.2005	30.09.2008	1.50%	2.15%	371.60	6 187	6 307
01.02.2006	31.01.2009	2.10%	2.13%	374.70	363 390	–
01.10.2006	30.09.2009	2.40%	2.15%	439.25	4 640	–
					764 886	429 853

The fair value corresponds to the market price at grant, adjusted for the restricted period of three years.

US plans

The US affiliates sponsor Share Appreciation Rights (SAR) plans. Those plans give right, upon exercise, to the payment in cash of the difference between the market price of a Nestlé S.A. share and the exercise price. They are accounted for as cash-settled share-based payment transactions.

From 2006 onwards, the US affiliates sponsor a separate Restricted Stock Unit Plan, that will be settled in cash.

Alcon Incentive Plan

Under the 2002 Alcon Incentive Plan, the Board of Directors of Alcon may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights (SSARs), restricted shares, restricted share units (RSU) and certain cash-settled liability awards.

The total number of Alcon shares that may be issued with respect to such awards shall not exceed 30 million Alcon shares. Alcon intends to satisfy all equity awards granted prior to 31 December 2003 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. Shares are issued at the grant price of stock options upon exercise.

The Board of Directors of Alcon has authorised the acquisition on the open market of Alcon shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan.

Movement of Alcon stock options and SSARs

	2006	2005	2006
	Number of options	Number of options	Number of SSARs
Outstanding at 1 January	15 095 417	16 278 653	–
of which vested and exercisable	3 326 147	879 689	–
New rights	176 455	3 478 611	1 345 604
Rights exercised [a]	(2 986 379)	(4 555 104)	–
Rights forfeited	(130 357)	(106 323)	(18 659)
Rights expired	(800)	(420)	–
Outstanding at 31 December	**12 154 336**	**15 095 417**	**1 326 945**
of which vested and exercisable at 31 December	5 433 353	3 326 147	407
additional options scheduled to vest in 2007	3 375 680		–

[a] Weighted average options exercise price: USD 36.78 (2005: USD 33.61); weighted average share price at options exercise date: USD 109.68 (2005: USD 98.71)

The rights are exercised throughout the year in accordance with the rules of the plan.

Alcon stock option features

Grant date	Expiring on	Exercise price in USD	Expected life in years	Expected volatility	Risk-free interest rate	Dividend yield	Fair value at grant in USD	2006 Number of options outstanding	2005 Number of options outstanding
21.03.2002	21.03.2012	33.00	5.22	33%	4.75%	1%	10.03	1 437 655	2 082 664
01.07.2002	01.07.2012	32.85	–	33%	4.75%	1%	9.98	–	35 000
18.02.2003	18.02.2013	36.39	6.14	33%	2.92%	1%	10.06	3 211 531	5 413 051
Various 2003	Various 2013	49.63	6.62	33%	3.01%	1%	13.79	49 500	55 750
11.02.2004	11.02.2014	63.32	7.12	33%	2.99%	1%	19.59	3 878 185	3 994 825
Various 2004	Various 2014	77.07	7.67	33%	3.23%	1%	22.84	62 000	62 000
09.02.2005	09.02.2015	79.00	8.11	33%	3.60%	1%	25.48	3 299 481	3 406 127
Various 2005	Various 2015	90.84	8.23	33%	3.80%	1%	30.26	46 000	46 000
08.02.2006	08.02.2016	122.90	9.11	33%	4.56%	1%	42.54	169 984	–
								12 154 336	**15 095 417**

Stock option grant prices are determined by the Board of Directors of Alcon and shall not be lower than the prevailing stock exchange price on the date of grant.

Alcon SSARs features

Grant date	Expiring on	Exercise price in USD	Expected life in years	Expected volatility	Risk-free interest rate	Dividend yield	Fair value at grant in USD	2006 Number of SSARs outstanding
08.02.2006	08.02.2016	122.90	9.11	33%	4.56%	1%	41.51	1 311 895
Various 2006	Various 2016	100.42	9.40	33%	5.03%	1%	32.67	15 050
								1 326 945

Expected volatility rates are estimated based on daily historical trading data of its common shares from March 2002 through the grant dates and, due to Alcon's short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

Movement of Alcon Restricted shares and Restricted Share Units (RSU)

Restricted shares and RSU are recognised at the closing market price on the day of grant over the required service period. The participants will receive dividend equivalents over the scheduled three-year vesting period.

	2006 Number of Restricted shares	2006 Number of RSU
Outstanding at 1 January	530 872	–
New granted [(a)]	191 113	29 658
Settled [(b)]	(532 309)	(1 239)
Forfeited	(3 737)	(714)
Outstanding at 31 December	**185 939**	**27 705**

[(a)] Weighted average fair value of Restricted shares at grant date: USD 122.59; weighted average fair value of RSU at grant date: USD 121.90
[(b)] Weighted average price of Restricted shares at vesting date: USD 134.11; weighted average price of RSU at vesting date: USD 106.94

The Restricted shares outstanding at 1 January 2006 related to the 2002 conversion of 1994 Alcon Phantom Stock interests by certain Alcon employees, and vested on 1 January 2006. No such instruments were granted between 20 March 2002 and February 2006.

22. Deferred taxes

In millions of CHF	2006	2005 [a]
Tax assets by types of temporary difference		
Property, plant and equipment	317	311
Goodwill and intangible assets	297	148
Employee benefits	1 905	2 171
Inventories, receivables, payables and provisions	997	1 018
Unused tax losses and unused tax credits	288	536
Other	565	564
	4 369	**4 748**
Tax liabilities by types of temporary difference		
Property, plant and equipment	1 239	1 150
Goodwill and intangible assets	952	905
Employee benefits	52	33
Inventories, receivables, payables and provisions	99	110
Other	300	324
	2 642	**2 522**
Net assets	1 727	2 226
Reflected in the balance sheet as follows:		
Deferred tax assets	2 433	2 466
Deferred tax liabilities	(706)	(240)
Net assets	**1 727**	**2 226**
Temporary differences for which no deferred tax is recognised:		
on investments in affiliated companies (taxable temporary difference)	19 436	15 441
on unused tax losses, tax credits and other items [b]	2 175	2 026

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] Of which more than half expire in more than five years

23. Provisions

In millions of CHF					2005
	Restructuring	Environmental	Litigation	Other	Total
At 1 January	923	34	1 759	288	3 004
Currency retranslations	47	5	145	20	217
Provisions made in the period	324	7	449	107	887
Amounts used	(314)	(3)	(117)	(157)	(591)
Unused amounts reversed	(30)	(2)	(167)	(32)	(231)
Modification of the scope of consolidation	–	–	1	60	61
At 31 December	**950**	**41**	**2 070**	**286**	**3 347**

In millions of CHF					2006
	Restructuring	Environmental	Litigation	Other	Total
At 1 January	950	41	2 070	286	3 347
Currency retranslations	6	(2)	(59)	(6)	(61)
Provisions made in the period	437	2	327	73	839
Amounts used	(326)	(3)	(591)	(87)	(1 007)
Unused amounts reversed	(34)	–	(100)	(80)	(214)
Modification of the scope of consolidation	1	–	103	31	135
At 31 December	**1 034**	**38**	**1 750**	**217**	**3 039**

Restructuring

Restructuring provisions arise from a number of projects across the Group. These include plans to optimise industrial manufacturing capacities by closing inefficient production facilities and reorganising others, mainly in Europe. Restructuring provisions are expected to result in future cash outflows when implementing the plans (usually over the following two to three years) and are consequently not discounted.

Litigation

Litigation provisions have been set up to cover legal and administrative proceedings that arise in the ordinary course of business. These provisions concern numerous cases that are not of public knowledge and whose detailed disclosure could seriously prejudice the interests of the Group. Reversal of such provisions refer to cases resolved in favour of the Group. The timing of cash outflows of litigation provisions is uncertain as it depends upon the outcome of the proceedings. These provisions are therefore not discounted because their present value would not represent meaningful information. Group Management does not believe it is possible to make assumptions on the evolution of the cases beyond the balance sheet date.

Other

Other provisions are mainly constituted by onerous contracts for CHF 91 million (2005: CHF 149 million) resulting from unfavourable leases or supply agreements above world market prices in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received or for which no benefits are received. These agreements have been entered into as a result of selling and closing inefficient facilities. The duration of those contracts is an average of three years.

24. Share capital of Nestlé S.A.

	2006	2005
Number of registered shares of nominal value CHF 1.– each	400 735 700	403 520 000
In millions of CHF	401	404

At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.
The share capital includes the nominal value of treasury shares (see Note 25).

25. Treasury shares

This item represents the treasury shares held in Nestlé S.A.:

Number of shares	Note	2006	2005
Purpose of holding			
Freely available shares		1 601 764	1 724 069
Management option rights [a]		4 153 228	5 870 831
Restricted stock units [a]		764 886	429 853
Warrants on Turbo bond issues of Nestlé Holdings Inc., USA	19	2 230 269	2 230 300
Share Buy-Back Programme		7 663 200	3 659 300
Trading		600 279	1 372 101
Total at 31 December		**17 013 626**	**15 286 454**

[a] The Group buys or transfers from existing treasury shares portfolios the number of shares necessary to satisfy all potential outstanding obligations under the Management Stock Option Plan (MSOP) and the Restricted Stock Unit Plan (RSUP) when the benefit is awarded and holds them until the maturity of the plan or the exercise of the rights/delivery of RSU.

In millions of CHF	2006	2005
Book value at 31 December	4 644	2 770
Market value at 31 December	7 367	6 008

26. Decrease/(increase) in working capital

Disregarding currency retranslations and effect of acquisitions and disposals.

In millions of CHF	2006	2005
Inventories	(43)	(455)
Trade receivables	(673)	(998)
Trade payables	1 183	761
Other current assets	(297)	(212)
Other current liabilities	178	589
	348	**(315)**

27. Acquisitions

In millions of CHF	2006	2005
Fair value of net assets acquired		
Property, plant and equipment	407	85
Intangible assets	749	318
Other assets	287	106
Minority interests	(20)	(68)
Purchase of minority interests in existing participations	19	45
Financial liabilities	(275)	(32)
Employee benefits, deferred taxes and provisions	(299)	(141)
Other liabilities	(179)	(63)
	689	250
Goodwill [a]	2 581	930
Total acquisition cost	3 270	1 180
Cash and cash equivalents acquired	(18)	(29)
Consideration payable	(151)	(168)
Payment of consideration payable on prior years' acquisitions	3 368	12
Cash outflow on acquisitions	6 469	995

[a] Of which CHF 1099 million (2005: CHF 473 million) resulting from Alcon's acquisition of own shares to satisfy obligations under the stock option plan of Alcon employees and for shares buy-back programme

Since the valuation of the assets and liabilities of businesses recently acquired is still in process, the above values are determined provisionally.

The carrying amounts of assets and liabilities determined in accordance with IFRSs immediately before the combination do not differ significantly from those disclosed above except from internally generated intangible assets and goodwill which were not recognised.

The sales and the profit for the period are not significantly impacted by acquisitions.

Novartis Medical Nutrition

On 14 December 2006, the Group publicly announced that it has agreed to acquire Novartis Medical Nutrition for a total amount of USD 2.5 billion. Novartis Medical Nutrition achieved sales of about USD 950 million in 2006 and its business is complementary to Nestlé's healthcare nutrition division. The transaction, which is expected to be completed during the second half of 2007, is subject to regulatory approval.

28. Disposals

In millions of CHF	2006	2005
Net assets disposed of		
Property, plant and equipment	94	82
Goodwill and intangible assets	135	8
Other assets	128	29
Minority interests [(a)]	(155)	(107)
Financial liabilities	(59)	(6)
Employee benefits, deferred taxes and provisions	14	57
Other liabilities	(147)	(167)
	10	**(104)**
Profit/(loss) on current year disposals [(a)]	165	212
Total disposal consideration	**175**	**108**
Cash and cash equivalents disposed of	(16)	(3)
Consideration receivable	(33)	(1)
Receipt of consideration receivable on prior years' disposals	321	89
Cash inflow on disposals	**447**	**193**

(a) Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares

29. Discontinued operations and Assets held for sale and Liabilities directly associated with assets held for sale

Discontinued operations: Chilled dairy business in Europe
As announced on 15 December 2005, the Group has established with the French-based group Lactalis a new venture called Lactalis Nestlé Produits Frais (LNPF). Operating in the chilled dairy sector in Europe, LNPF started its activity as from 1 November 2006. The new organisation is managed by a board composed of senior executives from both groups, with Lactalis in a majority.

The European Commission approved the venture on 19 September 2006. As a result of discussions with the latter, the fresh cheese activities in Italy, under the MIO brand, have not been transferred to LNPF, but have been classified within the Nutrition segment.

As at 31 December 2005, the assets and liabilities of the Group's European Chilled dairy business were classified as a disposal group in Assets held for sale and Liabilities directly associated with assets held for sale. As at 1 November 2006, they were transferred to LNPF. The Group's interest in LNPF (40%) qualifies as an investment in associates. This investment has initially been recognised at a cost of CHF 434 million. The difference between this amount and the carrying amount of the net assets transferred is recognised as a profit to the extent the transaction was realised with Lactalis.

As the assets and liabilities related to the Group's European Chilled dairy business are exchanged with shares in our associate LNPF, the transfer does not generate any cash movement.

The result and the cash flow of the discontinued operations until 31 October 2006 are as follows:

In millions of CHF	2006	2005 [a]
Sales to customers	1 678	1 924
Expenses	(1 642)	(1 919)
EBIT Earnings Before Interest, Taxes, restructuring and impairments	**36**	**5**
Net other income/(expenses)	(12)	(28)
Profit/(loss) from activities before taxes	**24**	**(23)**
Taxes	(8)	9
Net profit/(loss) from activities	**16**	**(14)**
Profit/(loss) on disposal of assets and liabilities before taxes	19	–
Taxes	39	–
Net profit/(loss) on disposal of assets and liabilities constituting the discontinued operations	**58**	**–**
Net profit/(loss) on discontinued operations	**74**	**(14)**
Earnings per share from discontinued operations (in CHF)		
Basic earnings per share	0.19	(0.04)
Fully diluted earnings per share	0.19	(0.04)
Cash flow statement from discontinued operations		
Operating cash flow	10	28
Cash flow from investing activities	(15)	(31)

[a] 2005 comparatives have been restated following the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition.

Assets held for sale and Liabilities directly associated with assets held for sale

In millions of CHF	2006	2005
Property, plant and equipment	57	275
Goodwill	–	264
Intangible assets	–	39
Net working capital	17	49
Employee benefits, deferred taxes and provisions	–	(32)
Net assets held for sale	**74**	**595**
Reflected in the balance sheet as follows:		
Assets held for sale	74	633
Liabilities directly associated with assets held for sale	–	(38)
Net assets held for sale	**74**	**595**

The assets held for sale and liabilities directly associated with assets held for sale in the year ending 31 December 2005 were mainly related to the discontinued operation of the Chilled dairy business in Europe.

30. Dividends

Dividends payable are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 19 April 2007, the following dividend in respect of 2006 will be proposed:

Dividend per share	CHF 10.40
resulting in a total dividend of [a]	CHF 4 043 833 539.–

[a] Number of shares with right to dividend: see Annual Report of Nestlé S.A.

The Financial Statements for the year ended 31 December 2006 do not reflect this proposed distribution, which will be treated as an appropriation of profit in the year ending 31 December 2007.

31. Commitments for expenditure on property, plant and equipment and financial assets

At 31 December 2006, the Group was committed to expenditure amounting to CHF 482 million (2005: CHF 419 million).

32. Lease commitments

Operating leases

In millions of CHF	2006	2005 [a]
	Minimum lease payments	
	Future value	
Within one year	480	568
In the second year	389	415
In the third to the fifth year inclusive	702	708
After the fifth year	555	562
	2 126	**2 253**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

Finance leases

In millions of CHF	2006		2005 [a]	
	Minimum lease payments			
	Present value	Future value	Present value	Future value
Within one year	78	87	93	101
In the second year	81	97	87	102
In the third to the fifth year inclusive	166	229	177	243
After the fifth year	159	331	155	250
	484	**744**	**512**	**696**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.

The difference between the future value of the minimum lease payments and their present value represents the discount on the lease obligations.

33. Transactions with related parties

Remuneration of the Board of Directors and the Executive Board

Board of Directors
Members of the Board of Directors received an annual remuneration that varied with the Board and the Committee responsibilities as follows: Board members CHF 280 000; members of the Chairman's and Corporate Governance Committee an additional CHF 200 000; members of the Compensation and Nomination Committee an additional CHF 50 000 (Chair CHF 150 000); members of the Audit Committee an additional CHF 100 000 (Chair CHF 150 000).

Half of compensation was paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a two-year blocking period.

Members of the Board of Directors also received an expense allowance of CHF 15 000 each. This allowance covers travel and hotel accommodation in Switzerland, as well as sundry out-of-pocket expenses. For Board members from outside Europe, the Company reimburses additionally the airline tickets. When the Board meets outside Switzerland, all expenses are borne and paid directly by the Company.

The Chairman/CEO was in addition entitled to a salary, a bonus, share options and restricted stock units.

Executive Board
The total annual remuneration of the members of the Executive Board comprised a salary, sundry allowances, a bonus (based on the individual's performance and the achievement of the Group's objectives), share options and restricted stock units.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last ten trading days of January of the year of allocation. These shares are subject to a three-year blocking period.

	2006		2005	
	Number	CHF millions	Number	CHF millions
Non-Executive members of the Board of Directors				
Remuneration		3		3
Shares	6 831	3	7 044	2
Executive Board [(a)]				
Remuneration		14		13
Bonus		6		6
Shares	23 892	10	19 957	7
Options [(b)]	104 475		66 500	
Restricted stock units [(b)]	25 020		36 450	
Pension contributions		4		1

[(a)] Includes the Executive member of the Board of Directors.
[(b)] Both options and restricted stock units are equity-settled share-based payment transactions whose cost is recognised over the vesting period.

Other transactions with related parties
The Group has not entered into any material transactions with related parties. Furthermore, throughout 2006, no director had a personal interest in any transaction of significance for the business of the Group.

34. Guarantees

The Group has no significant guarantees given to third parties.

35. Contingent assets and liabilities

The Group is exposed to contingent liabilities amounting to CHF 957 million (2005: CHF 870 million) representing various potential litigations for CHF 905 million (2005: CHF 784 million) and other items for CHF 52 million (2005: CHF 86 million).

Contingent assets for litigation claims in favour of the Group amount to CHF 267 million (2005: CHF 258 million).

36. Events after the balance sheet date

At 21 February 2007, date of approval of the Financial Statements by the Board of Directors, the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities.

37. Group companies

The list of companies appears in the section "Companies of the Nestlé Group."

Report of the Group auditors

to the General Meeting of Nestlé S.A.

As Group auditors we have audited the Consolidated Financial Statements (balance sheet, income statement, cash flow statement, statement of recognised income and expense and changes of equity and annex) of the Nestlé Group for the year ended 31 December 2006.

These Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, and with International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position, the net profit and cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Mark Baillache
Auditor in charge

Stéphane Gard

London and Zurich, 21 February 2007

Financial information – five year review

In millions of CHF (except for per share data and personnel)	2006		2005 [a]
Results			
Sales	98 458		91 115
EBIT Earnings Before Interest, Taxes, restructuring and impairments	13 302		11 876
as % of sales	*13.5%*		*13%*
Taxes	3 293		2 647
Profit for the period attributable to shareholders of the parent (Net profit)	9 197		8 081
as % of sales	*9.3%*		*8.9%*
as % of average equity attributable to shareholders of the parent	*18.7%*		*18.6%*
Total amount of dividend	4 044	(c)	3 471
Depreciation of property, plant and equipment	2 581		2 382
as % of sales	*2.6%*		*2.6%*
Amortisation of goodwill [d]	–		–
Balance sheet and Cash flow statement			
Current assets	35 305		41 765
of which liquid assets	11 475		17 393
Non-current assets	66 500		60 953
Total assets	101 805		102 718
Current liabilities	32 479		35 854
Non-current liabilities	16 478		17 796
Equity attributable to shareholders of the parent	50 991		47 498
Minority interests	1 857		1 570
Operating cash flow	11 676		10 205
Free cash flow [e]	7 018		6 557
Capital expenditure	4 200		3 375
as % of sales	*4.3%*		*3.7%*
Data per share			
Weighted average number of shares outstanding	384 801 089		388 812 564
Basic earnings per share from continuing operations	23.71		20.82
Basic earnings per share from discontinued operations	0.19		(0.04)
Equity attributable to shareholders of the parent	132.51		122.16
Dividend	10.40	(f)	9.00
Pay-out ratio based on Total basic earnings per share	43.5%	(f)	43.3%
Stock prices (high)	448.30		404.30
Stock prices (low)	355.00		298.30
Yield [g]	2.3/2.9	(f)	2.2/3.0
Market capitalisation	**166 152**		**152 576**
Number of personnel (in thousands)	**265**		**250**

[a] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition (refer to Note 29).

[b] 2004 restated following first application of IFRS 2 Share-based Payment and for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.

[c] As proposed by the Board of Directors of Nestlé S.A. This amount includes dividends payable in respect of shares with right to dividend at the balance sheet date (CHF 3991 million) as well as those potentially payable on the shares covering options and shares held for trading purposes (CHF 53 million).

2004 (b)	2003	2002	
			Results
84 690	87 979	89 160	Sales
10 760	11 006	10 940	EBIT Earnings Before Interest, Taxes, restructuring and impairments
12.7%	*12.5%*	*12.3%*	*as % of sales*
2 404	2 307	2 295	Taxes
6 621	6 213	7 564	Profit for the period attributable to shareholders of the parent (Net profit)
7.8%	*7.1%*	*8.5%*	*as % of sales*
17.4%	*17.3%*	*22.1%*	*as % of average equity attributable to shareholders of the parent*
3 114	2 800	2 705	Total amount of dividend
2 454	2 408	2 542	Depreciation of property, plant and equipment
2.9%	*2.7%*	*2.9%*	*as % of sales*
1 583	1 571	1 438	Amortisation of goodwill (d)
			Balance sheet and Cash flow statement
35 285	36 233	35 342	Current assets
15 282	15 128	14 291	of which liquid assets
51 832	53 328	52 010	Non-current assets
87 117	89 561	87 352	Total assets
29 075	30 365	33 737	Current liabilities
17 743	21 373	17 983	Non-current liabilities
39 236	36 880	34 819	Equity attributable to shareholders of the parent
1 063	943	813	Minority interests
10 412	10 125	10 248	Operating cash flow
6 640	6 361	6 278	Free cash flow (e)
3 260	3 337	3 577	Capital expenditure
3.8%	*3.8%*	*4%*	*as % of sales*
			Data per share
388 449 957	387 018 429	387 641 752	Weighted average number of shares outstanding
16.97	16.05	19.51	Basic earnings per share from continuing operations
0.07	–	–	Basic earnings per share from discontinued operations
101.01	95.29	89.82	Equity attributable to shareholders of the parent
8.00	7.20	7.00	Dividend
46.9%	44.8%	35.9%	Pay-out ratio based on Total basic earnings per share
346.00	314.50	397.00	Stock prices (high)
276.00	233.30	271.00	Stock prices (low)
2.3/2.9	2.3/3.1	1.8/2.6	Yield (g)
115 237	**119 876**	**113 368**	**Market capitalisation**
244	**253**	**254**	**Number of personnel (in thousands)**

(d) From 2005 onwards, goodwill is no longer amortised but tested for impairment annually.
(e) Operating cash flow less capital expenditure, disposal of tangible assets, purchase and disposal of intangible assets, movements with associates as well as with minority interests.
(f) As proposed by the Board of Directors of Nestlé S.A.
(g) Calculated on the basis of the dividend for the year concerned but which is paid in the following year.

Companies of the Nestlé Group

Operating companies

Principal affiliated [(a)] and associated companies which operate in the Food and Beverages sectors, with the exception of those marked with an asterisk (*) which are engaged in the pharmaceutical sector and with an (°) which are engaged in the health and beauty sectors.

(a) In the context of the SWX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:

- Operating companies are disclosed if their sales exceed CHF 10 million or equivalent;
- Financial companies are disclosed if either their equity exceed CHF 10 million or equivalent and/or the total balance sheet is higher than CHF 50 million or equivalent.

Countries within the continents are listed according to the alphabetical order of the country names.

% capital shareholding corresponds to voting powers unless stated otherwise.

All companies listed below are fully consolidated unless stated otherwise.

1) Affiliated companies for which the method of proportionate consolidation is used.

2) Principal associated companies for which the equity method is used.

Δ Companies listed on the stock exchange

◊ Sub-holding, financial and property companies

Companies		City	% capital shareholdings	Currency	Capital
Europe					
Austria					
Alcon Ophthalmika GmbH*		Wien	76.5%	EUR	36 336.42
C.P.A. Cereal Partners Handelsgesellschaft M.B.H. & Co. OHG	1)	Wien	50%	EUR	145 345.64
Nespresso Österreich GmbH & Co. OHG		Wien	100%	EUR	35 000.00
Nestlé Austria Holding GmbH	◊	Wien	100%	EUR	7 270 000.00
Nestlé Österreich GmbH		Wien	100%	EUR	3 000 000.00
Schöller Lebensmittel GmbH		Wien	100%	EUR	7 231 000.00
Belgium					
Centre de Coordination Nestlé S.A.	◊	Bruxelles	100%	EUR	7 596 391 600.00
Davigel Belgilux S.A.		Bruxelles	100%	EUR	1 487 361.15
N.V. Alcon Coordination Center*	◊	Puurs	76.5%	EUR	415 000 000.00
Nespresso Belgique S.A.		Bruxelles	100%	EUR	550 000.00
Nestlé Belgilux S.A.		Bruxelles	100%	EUR	8 924 200.00
Nestlé Catering Services N.V.		Bruxelles	100%	EUR	10 535 500.00
Nestlé European Information Technology Operations (ITOC) Center S.A.		Bruxelles	100%	EUR	62 000.00
Nestlé Purina PetCare Belgilux SPRL		Bruxelles	100%	EUR	2 961 854.76
Nestlé Waters Benelux S.A.		Etalle	100%	EUR	19 924 000.00
S.A. Alcon-Couvreur N.V.*		Puurs	76.5%	EUR	4 491 830.67
Bosnia and Herzegovina					
Delta B d.o.o.		Bijeljina	98.9%	BAM	2 432 357.00
Bulgaria					
Alcon Bulgaria EOOD*		Sofia	76.5%	BGN	850 000.00
Delta Bulgaria S.A.		Sofia	75.7%	BGN	37 524 118.00
Nestlé Bulgaria A.D.		Sofia	100%	BGN	8 786 941.00

Companies		City	% capital shareholdings	Currency	Capital
Croatia					
Nestlé Adriatic doo		Zagreb	100%	HRK	14 685 500.00
Czech Republic					
Cereal Partners Czech Republic	1)	Praha	50%	CZK	23 100 000.00
Family Frost spol. s.r.o.		Praha	100%	CZK	17 000 000.00
Nestlé Cesko s.r.o.		Praha	100%	CZK	1 154 000 000.00
Nestlé Zmrzlina CR, spol. s.r.o.		Praha	100%	CZK	35 209 000.00
Denmark					
Alcon Danmark A/S*		Rodovre	76.5%	DKK	500 000.00
Food Specialities A/S		Esbjerg	100%	DKK	15 000 000.00
Hjem-IS Europa A/S	◊	Esbjerg	100%	EUR	17 235 000.00
Nestlé Danmark A/S		Copenhagen	100%	DKK	42 000 000.00
Nestlé Danmark Holding A/S	◊	Copenhagen	100%	DKK	203 015 000.00
Finland					
Alcon Finland Oy*		Vantaa	76.5%	EUR	84 093.96
Kotijäätelö Oy		Helsinki	100%	EUR	500 000.00
Suomen Nestlé Oy		Helsinki	100%	EUR	3 363 758.53
France					
Cereal Partners France	1)	Noisiel	50%	EUR	3 000 000.00
Davigel S.A.S.		Dieppe	100%	EUR	7 681 250.00
Eau Minérale Naturelle de Plancoët "Source Sassay" S.A.S.		Plancoët	100%	EUR	430 028.00
Galderma International SAS°	1)	Courbevoie	50%	EUR	931 905.00
Herta S.A.S.		Noisiel	100%	EUR	12 908 610.00
Houdebine S.A.S.		Pontivy	50%	EUR	726 000.00
L'Oréal S.A.°	2) Δ	Paris	29.4%	EUR	127 923 282.00
Listed on the Paris stock exchange, market capitalisation EUR 48.5 billion, quotation code (ISIN) FR0000120321					
Laboratoires Alcon S.A.*		Rueil-Malmaison	76.5%	EUR	12 579 102.00
Laboratoires Innéov SNC°	1)	Asnières	50%	EUR	350 000.00
Lactalis Nestlé Produits Frais SAS	2)	Laval	40%	EUR	69 208 831.78
Mistral Constructeur S.A.S.		Ris Orangis	100%	EUR	724 133.00
Nespresso France S.A.S.		Paris	100%	EUR	1 360 000.00
Nestlé Clinical Nutrition France S.A.S.		Noisiel	100%	EUR	57 943 072.00
Nestlé Entreprises SAS	◊	Noisiel	100%	EUR	739 559 392.00
Nestlé Finance France S.A.	◊	Noisiel	100%	EUR	440 000.00
Nestlé France S.A.S.		Noisiel	100%	EUR	129 130 560.00
Nestlé Grand Froid S.A.		Noisiel	100%	EUR	6 674 000.00
Nestlé HomeCare S.A.S.		Noisiel	100%	EUR	2 080 600.00
Nestlé Purina PetCare France S.A.S.		Rueil-Malmaison	100%	EUR	21 091 872.00
Nestlé Waters Direct France S.A.S.	◊	Rungis	100%	EUR	8 864 000.00
Nestlé Waters France S.A.S.	◊	Issy-les-Moulineaux	100%	EUR	42 824 105.00
Nestlé Waters Marketing & Distribution		Paris	100%	EUR	25 722 000.00
Nestlé Waters SAS	◊	Paris	100%	EUR	154 893 080.00
Nestlé Waters Supply Centre		Paris	100%	EUR	2 577 000.00

Companies		City	% capital shareholdings	Currency	Capital
France (continued)					
Nestlé Waters Supply Est		Paris	100%	EUR	17 539 660.00
Nestlé Waters Supply Sud		Paris	100%	EUR	8 130 105.17
S.A. des Eaux Minérales de Ribeauvillé		Ribeauvillé	100%	EUR	846 595.13
Schöller Glaces et Desserts S.A.S.		Vitry-sur-Seine	100%	EUR	1 232 598.00
Société de Bouchages Emballages Conditionnement Moderne	2)	Lavardac	50%	EUR	10 200 000.00
Société Financière Menier	◊	Noisiel	100%	EUR	53 964 945.00
Société Française des Eaux Régionales		Paris	100%	EUR	1 490 098.00
Société Immobilière de Noisiel	◊	Noisiel	100%	EUR	22 753 550.00
Société Industrielle de Transformation de Produits Agricoles "SITPA" S.A.S.		Dijon	100%	EUR	9 718 000.00
Germany					
Alcon Pharma GmbH*		Freiburg/Breisgau	76.5%	EUR	511 291.88
Alois Dallmayr Kaffee OHG	2)	München	25%	EUR	10 250 000.00
C.P.D. Cereal Partners Deutschland GmbH & Co. OHG	1)	Frankfurt am Main	50%	EUR	511 291.88
Distributa Gesellschaft für Lebensmittel-Logistik mbH		Wildau	70%	EUR	511 291.88
Erlenbacher Backwaren GmbH		Gross-Gerau	100%	EUR	2 582 024.00
Family Frost International Tiefkühl-heimdienst GmbH		Mettmann	100%	EUR	4 116 000.00
Family Frost Tiefkühlheimdienst GmbH		Wildau	100%	EUR	2 056 000.00
FUCATUS Vermietungsgesellschaft mbH & Co. Objekt Mainz OHG		Düsseldorf	100%	EUR	71 785.39
Galderma Laboratorium GmbH°	1)	Düsseldorf	50%	EUR	800 000.00
Geti Wilba GmbH & Co. KG		Bremervörde	100%	EUR	6 135 502.57
Gut Adlersreuth Wildspezialitäten GmbH & Co. KG		Oberreute	100%	EUR	511 291.88
Nespresso Deutschland GmbH		Düsseldorf	100%	EUR	25 000.00
Nestlé Deutschland AG		Frankfurt am Main	100%	EUR	214 266 628.49
Nestlé Schöller GmbH & Co. KG		Nürnberg	100%	EUR	60 000 000.00
Nestlé Schöller Produktions GmbH		Nürnberg	100%	EUR	30 000.00
Nestlé Unternehmungen Deutschland GmbH	◊	Frankfurt am Main	100%	EUR	1 000 000.00
Nestlé Versorgungskasse GmbH	◊	Frankfurt am Main	100%	EUR	60 000.00
Nestlé Waters Deutschland AG		Mainz	100%	EUR	10 566 000.00
Nestlé Waters Direct Deutschland GmbH		Neuss	100%	EUR	31 000.00
PowerBar Europe GmbH		München	100%	EUR	25 000.00
Schöller Holding GmbH & Co KG	◊	Nürnberg	100%	EUR	167 669 861.39
TIVAU Tiefkühlvertrieb GmbH		Nürnberg	100%	EUR	500 000.00
Trinks GmbH	2)	Goslar	49%	EUR	2 360 000.00
Trinks Süd GmbH	2)	München	49%	EUR	260 000.00
Wagner Tiefkühlprodukte GmbH		Nonnweiler	49%	EUR	511 291.88
Nestlé acquired control, further financial investments subject to regulatory review.					
WCO Kinderkost GmbH Conow		Conow	100%	EUR	26 000.00

Companies		City	% capital shareholdings	Currency	Capital
Greece					
Alcon Laboratories Hellas Commercial and Industrial S.A.*		Maroussi	76.5%	EUR	1 657 189.05
C.P. Hellas E.E.I.G.	1)	Maroussi	50%	EUR	146 735.14
Nestlé Hellas Ice Cream S.A.		Tavros-Attica	99.8%	EUR	12 655 458.00
Nestlé Hellas S.A.		Maroussi	100%	EUR	18 437 936.00
Hungary					
Alcon Hungary Pharmaceuticals Trading LLC*		Budapest	76.5%	HUF	75 000 000.00
Cereal Partners Hungária Kft.	1)	Budapest	50%	HUF	22 000 000.00
Family Frost Kft.		Budaörs	100%	HUF	220 000 000.00
Kékkúti Ásvànyvíz Rt.		Budapest	100%	HUF	238 326 000.00
Nestlé Hungária Kft.		Budapest	100%	HUF	6 000 000 000.00
Nestlé Ice Cream Hungária Kft.		Törökbàlint	100%	HUF	3 762 470 000.00
Italy					
Acqua Claudia S.r.l.		Milano	100%	EUR	7 910 000.00
Alcon Italia S.p.A.*		Milano	76.5%	EUR	1 300 000.00
Faslog S.p.A.		Milano	100%	EUR	154 935.00
Galderma Italia S.p.A.°	1)	Milano	50%	EUR	112 000.00
Koiné S.p.A.		Madone (Bergamo)	51%	EUR	258 230.00
Nespresso Italiana S.p.A.		Milano	100%	EUR	250 000.00
Nestlé Finanziaria Italia S.p.A.	◊	Milano	100%	EUR	5 000 000.00
Nestlé Italiana S.p.A.		Milano	100%	EUR	25 582 492.00
Nestlé Purina PetCare Italia S.p.A.		Milano	100%	EUR	10 000 000.00
Sanpellegrino S.p.A.		Milano	99.6%	EUR	58 742 145.00
Lithuania					
UAB "Nestlé Baltics"		Vilnius	100%	LTL	110 000.00
Luxemburg					
Balkan Ice Cream Holding S.A.	◊	Luxemburg	99.8%	EUR	52 425 000.00
Compagnie Financière du Haut-Rhin	◊	Luxemburg	100%	EUR	105 200 000.00
Nestlé Waters Powwow European Investments Sàrl	◊	Luxemburg	100%	EUR	12 525.00
NTC-Europe S.A.	◊	Luxemburg	100%	EUR	3 565 000.00
Macedonia					
AD Delta 6		Skopje	99.8%	MKD	100 301 200.00
Malta					
Nestlé Malta Ltd		Valletta	100%	MTL	50 000.00

Companies		City	% capital shareholdings	Currency	Capital
Netherlands					
Alcon Nederland B.V.*		Gorinchem	76.5%	EUR	18 151.21
East Springs International N.V.	◊	Amsterdam	100%	EUR	25 370 000.00
Maître Paul B.V.		Tilburg	100%	EUR	4 991 582.38
Nespresso Nederland B.V.		Amsterdam	100%	EUR	680 670.32
Nestlé Nederland B.V.		Amsterdam	100%	EUR	68 067 032.41
Nestlé Purina PetCare Nederland B.V.		Zwijndrecht	100%	EUR	18 152.00
Nestlé Waters Direct Netherlands B.V.		Zoetermeer	100%	EUR	1 606 430.00
Norway					
Alcon Norge AS*		Sandvika	76.5%	NOK	100 000.00
A/S Nestlé Norge		Sandvika	100%	NOK	81 250 000.00
Hjem-IS A/S		Oslo	100%	NOK	2 250 000.00
Poland					
Alcon Polska Sp. z o.o.*		Warszawa	76.5%	PLN	750 000.00
Cereal Partners Poland Torun-Pacific Sp. z o.o.	1)	Torun	50%	PLN	14 572 838.00
Family Frost Polska Sp. z o.o.		Tychy	100%	PLN	8 203 815.75
Nestlé Ice Cream Polska Sp z o.o.		Warszawa	100%	PLN	34 995 500.00
Nestlé Polska S.A.		Warszawa	100%	PLN	50 000 000.00
Nestlé Waters Polska S.A.		Warszawa	100%	PLN	46 100 000.00
Portugal					
Alcon Portugal-Produtos e Equipamentos Oftalmologicos, Ltda.*		Paço d'Arcos	76.5%	EUR	4 500 000.00
Cereal Associados Portugal A.E.I.E.	1)	Oeiras	50%	EUR	99 759.58
Family Frost – Gelados e Congelados Ltda.		Lisboa	100%	EUR	254 000.00
Nestlé Portugal S.A.		Linda-a-Velha	100%	EUR	30 000 000.00
Nestlé Waters Direct Portugal – Comérico e Distribuicao de Produtos Alimentares S.A.		S. João da Talha	100%	EUR	1 000 000.00
Nestlé Waters Portugal S.A.		Porto Salvo	100%	EUR	3 500 000.00
Prolacto-Lacticinios de Sao Miguel S.A.		Ponta Delgada	100%	EUR	700 000.00
Republic of Ireland					
Nestlé (Ireland) Ltd		Dublin	100%	EUR	3 530 600.00
Romania					
Delta Romania S.A.		Judet Ilfov	99.8%	RON	49 547 943.00
Nestlé Romania SRL		Bucharest	100%	RON	30 783 700.00

Companies		City	% capital shareholdings	Currency	Capital
Russia					
Alcon Farmacevtika LLC*		Moscow	76.5%	RUB	44 055 000.00
Cereal Partners Trading, LLC	1)	Moscow	50%	RUB	5 000 000.00
Nestlé Food LLC		Moscow	100%	RUB	1 538 507 372.00
Nestlé Kuban, LLC		Timashevsk	100%	RUB	48 675.00
Nestlé Vologda Baby Food LLC		Vologda	100%	RUB	17 499 000.00
Nestlé Watercoolers Service CIS		Moscow	100%	RUB	17 363 425.50
Nestlé Waters LLC		Moscow	100%	RUB	211 575 000.00
Nestlé Zhukovsky LLC		Zhukovsky	100%	RUB	184 379 441.00
OJSC "Confectionery Factory Kamskaya"		Perm	99.9%	RUB	92 488.00
OJSC "Confectionery Union Rossiya"		Samara	100%	RUB	49 350 000.00
OJSC Confectionery Firm "Altai"		Barnaul	100%	RUB	167 000.00
Schöller Eiscrem GmbH		Moscow	100%	RUB	750 217.00
Serbia					
Delyug A.D. Belgrade		Belgrade	98.9%	RSD	2 097 324 193.00
Nestlé Adriatic Foods doo		Belgrade	100%	RSD	52 022 596.00
Slovakia					
Nestlé Slovensko s.r.o.		Bratislava	100%	SKK	400 000 000.00
Spain					
Alcon Cusi S.A.*		El Masnou (Barcelona)	76.5%	EUR	11 599 783.00
Aquarel Iberica S.A.		Barcelona	100%	EUR	300 506.05
Cereal Partners España A.E.I.E.	1)	Esplugues de Llobregat (Barcelona)	50%	EUR	120 212.42
Davigel España S.A.		Sant Just Desvern (Barcelona)	100%	EUR	984 000.00
Family Frost S.L.		Sevilla	100%	EUR	420 708.47
Helados y Postres S.A.		Vitoria	100%	EUR	140 563 200.00
Innéov España S.A.°	1)	Madrid	50%	EUR	120 000.00
Laboratorios Galderma S.A.°	1)	Madrid	50%	EUR	432 480.00
Nestlé España S.A.		Esplugues de Llobregat (Barcelona)	100%	EUR	100 000 000.00
Nestlé PetCare España S.A.		Castellbisbal (Barcelona)	100%	EUR	12 000 000.00
Nestlé Waters España S.A.		Barcelona	100%	EUR	8 400 000.00
Productos del Café S.A.		Reus	100%	EUR	6 600 000.00
Sweden					
Alcon Sverige AB*		Bromma	76.5%	SEK	100 000.00
Galderma Nordic AB°	1)	Bromma	50%	SEK	67 700 000.00
Hemglass AB		Strängnäs	100%	SEK	14 000 000.00
Jede AB		Mariestad	100%	SEK	7 000 000.00
Nestlé Sverige AB		Helsingborg	100%	SEK	20 000 000.00
Svenska Glasskiosken AB		Kristiansstad	100%	SEK	3 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Switzerland					
Alcon Credit Corporation*	◊	Hünenberg	76.5%	CHF	1 000 000.00
Alcon Inc.*	Δ ◊	Hünenberg	76.5%	CHF	63 468 796.40
Listed on the New York stock exchange, market capitalisation USD 33.663 billion, quotation code (ISIN) CH0013826497					
Alcon Pharmaceuticals Ltd*		Hünenberg	76.5%	CHF	100 000.00
Belté Schweiz AG	1)	Urdorf	50%	CHF	3 100 000.00
Beverage Partners Worldwide (Europe) AG	1)	Urdorf	50%	CHF	2 000 000.00
Beverage Partners Worldwide S.A.	1) ◊	Urdorf	50%	CHF	14 000 000.00
CP Suisse	1)	Vevey	50%	CHF	0.00
CPW Operations Sàrl	1)	Prilly	50%	CHF	20 000.00
Entreprises Maggi S.A.	◊	Cham	100%	CHF	100 000.00
Galderma Pharma S.A.°	1) ◊	Lausanne	50%	CHF	48 900 000.00
Galderma S.A.°	1)	Cham	50%	CHF	100 000.00
Life Ventures S.A.	◊	La Tour-de-Peilz	100%	CHF	30 000 000.00
Nestlé Business Services S.A.	◊	Bussigny-près-Lausanne	100%	CHF	100 000.00
Nestlé Finance S.A.	◊	Cham	100%	CHF	30 000 000.00
Nestlé International Travel Retail S.A.		Châtel-St-Denis	100%	CHF	3 514 000.00
Nestlé Nespresso S.A.		Paudex	100%	CHF	2 000 000.00
Nestlé Suisse S.A.		Vevey	100%	CHF	250 000.00
Nestlé Waters (Suisse) S.A.		Gland	100%	CHF	1 200 000.00
Nestrade - Nestlé World Trade Corporation		La Tour-de-Peilz	100%	CHF	6 500 000.00
NTC-Latin America S.A.	◊	Cham	100%	CHF	500 000.00
Nutrition-Wellness Venture AG	◊	Zürich	100%	CHF	100 000.00
Rive-Reine S.A.	◊	La Tour-de-Peilz	100%	CHF	2 000 000.00
S.I. En Bergère Vevey S.A.	◊	Vevey	100%	CHF	19 500 000.00
Société des Produits Nestlé S.A.		Vevey	100%	CHF	54 750 000.00
Sofinol S.A.		Manno	80%	CHF	3 000 000.00
Turkey					
Alcon Laboratuvarlari Ticaret A.S.*		Istanbul	76.5%	TRY	17 724 114.60
Cereal Partners Gida Ticaret Limited Sirketi	1)	Istanbul	50%	TRY	20 000.00
Erikli Su Ve Mesrubat Sanayi Ticaret A.S.		Bursa	60%	TRY	12 700 000.00
Nestlé Turkiye Gida Sanayi A.S.		Istanbul	99.9%	TRY	35 000 000.00
Nestlé Waters Gida Ve Mesrubat Sanayi Ticaret A.S.		Istanbul	95%	TRY	8 000 000.00
Ukraine					
JSC "Lviv Confectionery Firm Svitoch"		Lviv	96.9%	UAH	88 111 060.00
LLC Nestlé Ukraine		Kyiv	100%	USD	150 000.00
OJSC Volynholding		Torchyn	100%	UAH	100 000.00

Companies		City	% capital shareholdings	Currency	Capital
United Kingdom					
Alcon Laboratories (UK) Ltd*		Hemel Hempstead	76.5%	GBP	3 100 000.00
Buxton Mineral Water Ltd		Rickmansworth	100%	GBP	14 000 000.00
Cereal Partners U.K.	1)	Welwyn Garden	50%	GBP	0.00
Galderma (U.K.) Ltd°	1)	Watford	50%	GBP	1 500 000.00
Nespresso UK Ltd		Croydon	100%	GBP	275 000.00
Nestec York Ltd		York	100%	GBP	500 000.00
Nestlé Holdings (U.K.) PLC	◊	Croydon	100%	GBP	77 940 000.00
Nestlé Purina Investments (U.K.) Ltd	◊	New Malden	100%	GBP	2.00
Nestlé Purina PetCare (UK) Ltd		New Malden	100%	GBP	24 000 000.00
Nestlé UK Ltd		Croydon	100%	GBP	130 000 000.00
Nestlé Watercoolers UK Ltd		Rickmansworth	100%	GBP	3 000 000.00
Nestlé Waters Powwow (U.K.) Holdings Ltd	◊	Croydon	100%	GBP	6 500 002.00
Nestlé Waters Powwow Ltd		Croydon	100%	GBP	640.00
Nestlé Waters UK Ltd		Rickmansworth	100%	GBP	14 000 000.00
Raw Products Ltd		Croydon	100%	GBP	200 000.00
Schöller Ice-Cream Ltd		Guildford	100%	GBP	1 584 626.00
Uzbekistan					
Nestlé Uzbekistan MChJ		Namangan	97.9%	USD	31 400 000.00
Africa					
Angola					
Nestlé Angola Lda		Luanda	100%	USD	300 000.00
Cameroon					
Nestlé Cameroun		Douala	99.8%	XAF	1 300 000 000.00
Egypt					
Nestlé Egypt S.A.E.		Cairo	100%	EGP	73 000 000.00
Nestlé Waters Egypt S.A.E.		Cairo	99.2%	EGP	36 500 000.00
Gabon					
Nestlé Gabon		Libreville	90%	XAF	344 000 000.00
Ghana					
Nestlé Central & West Africa Ltd		Accra	100%	USD	50 000.00
Nestlé Ghana Ltd		Accra	70%	GHC	1 000 000 000.00
Guinea					
Nestlé Guinée S.A.		Conakry	99%	GNF	3 424 000 000.00
Côte d'Ivoire					
Nestlé Côte d'Ivoire	Δ	Abidjan	86.3%	XOF	5 517 600 000.00
Listed on the Abidjan stock Exchange, market capitalisation XOF 44.663 billion, quotation code (ISIN) CI0009240728					
Nestlé Sahel		Abidjan	100%	XOF	4 217 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Kenya					
Nestlé Foods Kenya Ltd		Nairobi	100%	KES	37 145 000.00
Mauritius					
Nestlé's Products (Mauritius) Ltd		Port Louis	100%	BSD	71 500.00
Nestlé South East Africa Trading Ltd		Port Louis	100%	USD	100.00
Morocco					
Nestlé Maroc S.A.		El Jadida	94.5%	MAD	156 933 000.00
Mozambique					
Nestlé Mozambique Limitada		*Maputo*	100%	MZM	4 000 000.00
Niger					
Nestlé Niger		Niamey	75%	XOF	10 000 000.00
Nigeria					
Nestlé Nigeria PLC	Δ	Ilupeju-Lagos	62.3%	NGN	264 093 750.00
Listed on the Lagos stock exchange, market capitalisation NGN 124.183 billion, quotation code (ISIN) NG00000NSTL3					
Senegal					
Nestlé Sénégal		Dakar	100%	XOF	1 620 000 000.00
South Africa					
Alcon Laboratories (South Africa) (Pty) Ltd*		Randburg	76.5%	ZAR	201 820.00
Nestlé (South Africa) (Pty) Ltd		Randburg	100%	ZAR	51 200 000.00
Nestlé Purina Petcare (South Africa) (Pty) Ltd		Randburg	100%	ZAR	1 000.00
Nestlé Waters (South Africa) (Pty) Ltd		Randburg	100%	ZAR	1 000.00
Tunisia					
Nestlé Tunisie		Tunis	59.2%	TND	8 438 280.00
Zimbabwe					
Nestlé Zimbabwe (Pvt) Ltd		Harare	100%	ZWD	7 000 000.00
Americas					
Argentina					
Alcon Laboratorios Argentina S.A.*		Buenos Aires	76.5%	ARS	7 176 282.00
Dairy Partners Americas Argentina S.A.	1)	Buenos Aires	50%	ARS	12 000.00
Dairy Partners Americas Manufacturing Argentina S.A.	1)	Buenos Aires	50%	ARS	12 000.00
Eco de Los Andes S.A.		Buenos Aires	50.9%	ARS	45 400 285.00
Nestlé Argentina S.A.		Buenos Aires	100%	ARS	572 000.00
Union Sancor C.U.L./DPAA Union Transitoria de Empresas	2)	Buenos Aires	25%	ARS	1 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Barbados					
Lacven Corporation	1) ◊	Barbados	50%	USD	65 179 195.00
Bermuda					
Centram Holdings Ltd	◊	Hamilton	100%	USD	12 000.00
DPA Manufacturing Holding Ltda	1) ◊	Hamilton	50%	USD	23 639 630.00
Trinity River Insurance Co. Ltd *	◊	Hamilton	76.5%	USD	120 000.00
Trinity River International Investments (Bermuda) Ltd *	◊	Hamilton	76.5%	USD	12 000.00
Bolivia					
Nestlé Bolivia S.A.		La Paz	100%	BOB	190 000.00
Brazil					
Alcon Laboratorios do Brasil Ltda.*		São Paulo	76.5%	BRL	7 729 167.00
Chocolates Garoto S.A.		Vila Velha-ES	100%	BRL	160 620 000.00
CPW Brasil Ltda.	1)	Cacapava/São Paulo	50%	BRL	7 885 520.00
Dairy Partners Americas Brazil Ltda.	1)	São Paulo	50%	BRL	27 606 368.00
Dairy Partners Americas Manufacturing Brazil Ltda.	1)	São Paulo	50%	BRL	39 468 974.00
Galderma Brasil Limitada°	1)	São Paulo	50%	BRL	19 741 602.00
Nestlé Brasil Ltda.		São Paulo	100%	BRL	468 208 970.00
Nestlé Waters Brasil – Bebidas e Alimentos Ltda.		Rio de Janeiro	100%	BRL	87 248 341.00
Ralston Purina do Brasil Ltda.		Ribeirão Preto	77%	BRL	79 473 771.00
Canada					
Alcon Canada, Inc.*		Mississauga (Ontario)	76.5%	CAD	5 002 500.00
Galderma Canada Inc.°	1)	Thornhill (Ontario)	50%	CAD	100.00
Galderma Production Canada Inc.°	1)	Baie D'Urfé (Québec)	50%	CAD	100.00
Nestlé Canada, Inc.		Toronto (Ontario)	100%	CAD	29 478 000.00
Nestlé Capital Canada Ltd	◊	Toronto (Ontario)	100%	CAD	1 010.00
Nestlé Globe, Inc.	◊	Toronto (Ontario)	100%	CAD	106 000 100.00
Chile					
Alcon Laboratorios Chile Ltda.*		Santiago de Chile	76.5%	CLP	9 750 000.00
Cereales CPW Chile Ltda	1)	Santiago de Chile	50%	CLP	3 026 156 114.00
Nestlé Chile S.A.		Santiago de Chile	99.5%	CLP	11 832 926 051.00
Colombia					
Comestibles La Rosa S.A.		Bogotá	100%	COP	126 397 400.00
Dairy Partners Americas Manufacturing Colombia Ltda.	1)	Bogotá	50%	COP	200 000 000.00
Distribuciones Lunes S.A.		Bogotá	100%	COP	6 000 000.00
Laboratorios Alcon de Colombia S.A.*		Bogotá	76.5%	COP	20 872 000.00
Nestlé de Colombia S.A.		Bogotá	100%	COP	1 291 305 400.00
Nestlé Purina PetCare de Colombia S.A.		Bogotá	100%	COP	17 030 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Costa Rica					
Compañía Nestlé Costa Rica S.A.		Barreal de Heredia	100%	CRC	1 694 000 000.00
Cuba					
Coralac S.A.		La Habana	60%	USD	6 350 000.00
Los Portales S.A.		La Habana	50%	USD	24 110 000.00
Dominican Republic					
Nestlé Dominicana S.A.		Santo Domingo	97.6%	DOP	48 500 000.00
Ecuador					
Dairy Partners Americas Del Ecuador S.A.	1)	Quito	50%	USD	90 000.00
Ecuajugos S.A.	1)	Quito	50%	USD	122 000.00
Industrial Surindu S.A.		Quito	100%	USD	3 900 994.00
Latinova S.A.	1)	Quito	50%	USD	10 000.00
Neslandina S.A.	◊	Quito	100%	USD	17 043 150.00
Nestlé Ecuador S.A.		Quito	100%	USD	188 497.00
Guatemala					
Nestlé Guatemala S.A.		Mixco	100%	GTQ	23 460 600.00
Honduras					
Nestlé Hondureña S.A.		Tegucigalpa	100%	USD	200 000.00
Jamaica					
Nestlé Jamaica Ltd		Kingston	100%	JMD	49 200 000.00
Mexico					
Alcon Laboratorios S.A. de C.V.*		México, D.F.	76.5%	MXN	5 915 300.00
Cereal Partners México, S.A. de C.V.	1)	México, D.F.	50%	MXN	500 000.00
CPW México S. de R.L. de C.V.	1)	México, D.F.	50%	MXN	49 328 000.00
Galderma México S.A. de C.V.°	1)	México, D.F.	50%	MXN	2 385 000.00
Manantiales La Asunción, S.A. de C.V.		México, D.F.	100%	MXN	115 646 364.00
Marcas Nestlé, S.A. de C.V.		México, D.F.	100%	MXN	450 050 000.00
Nescalín, S.A. de C.V.	◊	México, D.F.	100%	MXN	445 826 740.00
Nestlé Distribución, S.A. de C.V.		México, D.F.	100%	MXN	130 050 000.00
Nestlé México S.A. de C.V.		México, D.F.	100%	MXN	606 532 730.00
Nestlé Servicios, S.A. de C.V.		México, D.F.	100%	MXN	40 050 000.00
Ralston Purina Holdings México, S.A. de C.V.	◊	México, D.F.	100%	MXN	254 414 750.00
Ralston Purina México S.A. de C.V.		México, D.F.	100%	MXN	9 257 111.80
Nicaragua					
Compãnia Centroamericana de Productos Lácteos, S.A.		Matagalpa	92%	USD	600 525.00
Productos Nestlé (Nicaragua) S.A.		Managua	100%	USD	150 000.00

Companies		City	% capital shareholdings	Currency	Capital
Panama					
Alcon Capital and Investment Panama, S.A.*	◊	Panamá City	76.5%	USD	1 000.00
Food Products (Holdings) S.A.	◊	Panamá City	100%	PAB	286 000.00
Lacteos de Centroamérica, S.A.		Panamá City	100%	USD	1 500 000.00
Nestlé Panamá S.A.		Panamá City	100%	USD	17 500 000.00
Unilac, Inc.	◊	Panamá City	100%	USD	750 000.00
Paraguay					
Nestlé Paraguay S.A.		Asunción	100%	PYG	100 000 000.00
Peru					
Alcon Pharmaceutical del Perú, S. A.*		Lima	76.5%	PEN	3 261 565.00
Nestlé Perú S.A.		Lima	97.9%	PEN	88 535 000.00
Puerto Rico					
Nestlé Puerto Rico, Inc.		Catano	100%	USD	4 600 000.00
Payco Foods Corporation		Bayamon	100%	USD	9 260 000.00
Salvador					
Lacteos Finos de Centroamérica, S.A.		San Salvador	100%	SVC	22 573 000.00
Nestlé El Salvador S.A. de C.V.		San Salvador	100%	SVC	39 000 000.00
Trinidad and Tobago					
Nestlé Caribbean, Inc.		Valsayn	100%	USD	100 000.00
Nestlé Trinidad and Tobago Ltd		Valsayn	100%	TTD	35 540 000.00
United States					
Alcon (Puerto Rico), Inc.*		San Juan (Puerto Rico)	76.5%	USD	100.00
Alcon Capital Corporation*	◊	Fort Worth (Texas)	76.5%	USD	1 000.00
Alcon Holdings, Inc.*	◊	Fort Worth (Texas)	76.5%	USD	10.00
Alcon Laboratories, Inc.*		Fort Worth (Texas)	76.5%	USD	1 000.00
Alcon Manufacturing, Ltd.*	◊	Fort Worth (Texas)	76.5%	USD	0.00
Alcon Pharmaceuticals, Inc.*	◊	Wilmington (Delaware)	76.5%	USD	0.00
Alcon Refractive Horizons, Inc.*	◊	Fort Worth (Texas)	76.5%	USD	10.00
Beverage Partners Worldwide (North America)	1)	Wilmington (Delaware)	50%	USD	0.00
Checkerboard Holding Company, Inc.	◊	Wilmington (Delaware)	100%	USD	1 001.00
Dreyer's Grand Ice Cream Holdings, Inc.		Oakland (California)	100%	USD	10.00
Dreyer's Grand Ice Cream, Inc.		Oakland (California)	100%	USD	1.00
Edy's Grand Ice Cream		Oakland (California)	100%	USD	0.00
Falcon Pharmaceuticals, Ltd.*		Fort Worth (Texas)	76.5%	USD	0.00
Galderma Laboratories, Inc.°	1)	Fort Worth (Texas)	50%	USD	981.00
Jenny Craig Holdings, Inc.	◊	Carlsbad (California)	100%	USD	3 000.00
Jenny Craig, Inc.	◊	Carlsbad (California)	100%	USD	3 000.00
Jenny Craig Operations, Inc.		Carlsbad (California)	100%	USD	0.00
Jenny Craig Weight Loss Centres, Inc.	◊	Carlsbad (California)	100%	USD	100.00

Companies		City	% capital shareholdings	Currency	Capital
United States (continued)					
Nespresso USA, Inc.		Wilmington (Delaware)	100%	USD	1 000.00
Nestlé Capital Corporation	◊	Glendale (California)	100%	USD	1 000 000.00
Nestlé Holdings, Inc.	◊	Norwalk (Connecticut)	100%	USD	100 000.00
Nestlé NPR, Inc.	◊	Solon (Ohio)	100%	USD	50 000.00
Nestlé Prepared Foods Company		Solon (Ohio)	100%	USD	476 760.00
Nestlé Purina PetCare Company		St. Louis (Missouri)	100%	USD	1 000.00
Nestlé Transportation Company	◊	Glendale (California)	100%	USD	100.00
Nestlé USA, Inc.		Glendale (California)	100%	USD	1 000.00
Nestlé Waters North America Holdings, Inc.	◊	Greenwich (Connecticut)	100%	USD	0.00
Nestlé Waters North America, Inc.		Wilmington (Delaware)	100%	USD	0.00
NICC Holdings, Inc.	◊	Norwalk (Connecticut)	100%	USD	10.00
The Haagen-Dazs Shoppe Company, Inc.	◊	Minneapolis (Minnesota)	100%	USD	0.00
The Stouffer Corporation	◊	Solon (Ohio)	100%	USD	0.00
TSC Holdings, Inc.	◊	Glendale (California)	100%	USD	100 000.00
Uruguay					
Nestlé del Uruguay S.A.		Montevideo	100%	UYP	200 000.00
Venezuela					
Alcon Pharmaceutical C.A.*		Caracas	76.5%	VEB	2 366 000.00
Cadipro Milk Products, C.A.		Caracas	100%	VEB	9 505 123 000.00
Corporacíon Inlaca, C.A.	1)	Caracas	50%	VEB	6 584 590 000.00
Nestlé Venezuela S.A.		Caracas	100%	VEB	516 590 000.00
Asia					
Bangladesh					
Nestlé Bangladesh Ltd		Dhaka	100%	BDT	1 100 000 000.00
Cambodia					
Nestlé Dairy (Cambodia) Ltd		Phnom Penh	80%	USD	5 000 000.00
Greater China Region					
Alcon Hong Kong Limited*		Hong Kong	76.5%	HKD	77 000.00
Alcon Medical Device (Shanghai) Co. Limited*		Shanghai	76.5%	USD	200 000.00
Alcon Pharmaceuticals Limited*		Taipei	76.5%	CHF	100 000.00
Beverage Partners Worldwide (Pacific) Limited	1)	Hong Kong	50%	HKD	1 000 000.00
Guangzhou Refrigerated Foods Limited		Guangzhou	96.4%	CNY	122 000 000.00
Nestlé (China) Limited		Beijing	100%	CNY	250 000 000.00
Nestlé Dairy Farm Guangzhou Limited		Guangzhou	95%	CNY	268 000 000.00
Nestlé Dongguan Limited		Dongguan	100%	CNY	472 000 000.00
Nestlé Hong Kong Limited		Hong Kong	100%	HKD	250 000 000.00
Nestlé Hulunbeir Limited		Erguna	100%	CNY	55 000 000.00
Nestlé Purina PetCare Shanghai Limited		Shanghai	100%	CNY	2 000 000.00
Nestlé Qingdao Limited		Qingdao	100%	CNY	640 000 000.00
Nestlé Shanghai Limited		Shanghai	95%	CNY	200 000 000.00
Nestlé Shuangcheng Limited		Shuangcheng	97%	CNY	435 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Greater China Region (continued)					
Nestlé Sources Shanghai Limited		Shanghai	100%	CNY	211 000 000.00
Nestlé Sources Tianjin Limited		Tianjin	93.6%	CNY	159 000 000.00
Nestlé Taiwan Limited		Taipei	100%	TWD	300 000 000.00
Nestlé Tianjin Limited		Tianjin	100%	CNY	785 000 000.00
Shanghai Fuller Foods Co. Limited		Shanghai	100%	CNY	384 000 000.00
Shanghai Nestlé Product Services Limited		Shanghai	97%	CNY	83 000 000.00
Shanghai Totole Flavouring Food Co. Limited		Shanghai	80%	USD	7 800 000.00
Sichuan Haoji Food Co. Limited		Chengdu	60%	CNY	80 000 000.00
India					
Alcon Laboratories (India) Private Limited*		Bangalore	76.5%	INR	29 953 380.00
Nestlé India Ltd	Δ	New Delhi	61.9%	INR	964 157 160.00
Listed on the Mumbai stock exchange, market capitalisation INR 109.6 billion, quotation code (ISIN) INE239A01016					
Indonesia					
P.T. AdeS Waters Indonesia	1) Δ	Jakarta	34%	IDR	149 720 000 000.00
Listed on the Jakarta stock exchange, market capitalisation IDR 166.2 billion, quotation code (ISIN) ID1000067606					
P.T. Cereal Partners Indonesia	1)	Jakarta	50%	IDR	956 500 000.00
P.T. Nestlé Indofood Citarasa Indonesia	1)	Jakarta	50%	IDR	50 000 000 000.00
P.T. Nestlé Indonesia		Jakarta	90.2%	IDR	60 000 000 000.00
Iran					
Nestlé Iran Private Joint Stock Company		Teheran	87.3%	IRR	226 243 000 000.00
Israel					
OSEM Investments Ltd	Δ	Petach-Tikva	53.8%	ILS	96 644 444.00
Listed on the Tel-Aviv stock exchange, market capitalisation ILS 3.796 billion, quotation code (ISIN) IL0003040149					
Japan					
Alcon Japan Ltd*		Tokyo	76.5%	JPY	500 000 000.00
Nestlé Confectionery K.K.		Kobe	100%	JPY	10 000 000.00
Nestlé Japan Ltd		Ibaragi	100%	JPY	20 000 000 000.00
Nestlé Japan Manufacturing Ltd		Kobe	100%	JPY	10 000 000.00
Nestlé Purina PetCare Ltd.		Kobe	100%	JPY	20 000 000.00
Jordan					
Ghadeer Mineral Water Co. Ltd		Amman	75%	JOD	1 785 000.00
Nestlé Jordan Trading Co. Ltd		Amman	87%	JOD	410 000.00
Kingdom of Bahrain					
Nestlé Bahrain Trading WLL		Manama	49%	BHD	200 000.00
Kuwait					
Nestlé Kuwait General Trading Co. W.L.L.		Safat	49%	KWD	300 000.00

Companies		City	% capital shareholdings	Currency	Capital
Lebanon					
Société des Eaux Minérales Libanaises S.A.L.		Hazmieh	100%	LBP	1 610 000 000.00
Société pour l'Exportation des Produits Nestlé S.A.		Beyrouth	100%	CHF	1 750 000.00
SOHAT Distribution S.A.L.		Hazmieh	100%	LBP	160 000 000.00
Malaysia					
Alcon Laboratories (Malaysia) Sdn. Bhd.*		Petaling Jaya	76.5%	MYR	190 000.00
Beverage Partners Worldwide (Malaysia) Sdn.Bhd.	1)	Petaling Jaya	50%	MYR	500 000.00
Cereal Partners (Malaysia) Sdn. Bhd.	1)	Petaling Jaya	50%	MYR	1 025 000.00
Nestlé (Malaysia) Bhd.	Δ	Petaling Jaya	72.6%	MYR	234 500 000.00
Listed on the Kuala Lumpur stock exchange, market capitalisation MYR 5.8 billion, quotation code (ISIN) MYL4707OO005					
Nestlé Asean (Malaysia) Sdn. Bhd.		Petaling Jaya	72.6%	MYR	42 000 000.00
Nestlé Manufacturing (Malaysia) Sdn. Bhd.		Petaling Jaya	72.6%	MYR	32 500 000.00
Nestlé Products Sdn. Bhd.		Petaling Jaya	72.6%	MYR	25 000 000.00
Premier Milk (Malaysia) Sdn. Bhd.	2)	Kuala Lumpur	25%	MYR	24 000 000.00
Purina PetCare (Malaysia) Sdn. Bhd.		Petaling Jaya	100%	MYR	1 100 000.00
Oman					
Nestlé Oman Trading LLC		Muscat	49%	OMR	300 000.00
Pakistan					
Nestlé Pakistan Ltd	Δ	Lahore	59%	PKR	452 731 000.00
Listed on the Karachi and Lahore stock exchange, market capitalisation PKR 45.4 billion, quotation code (ISIN) PK0025101012					
Philippines					
Alcon Laboratories (Philippines), Inc.*		Manila	76.5%	PHP	16 526 000.00
Beverage Partners Worldwide (Philippines) Inc.	1)	Makati City	50%	PHP	10 224 600.00
CPW Philippines, Inc.	1)	Makati City	50%	PHP	7 500 000.00
Goya, Inc.		Marikina City	99.8%	PHP	358 234 812.00
Nestlé Philippines, Inc.		Makati City	100%	PHP	2 300 927 200.00
Nestlé Waters Philippines, Inc.		Makati City	100%	PHP	420 000 000.00
Penpro, Inc.		Makati City	40%	PHP	630 000 000.00
Qatar					
Nestlé Qatar Trading LLC		Doha	49%	QAR	1 680 000.00
Republic of Korea					
Alcon Korea Ltd*		Seoul	76.5%	KRW	200 000 000.00
Beverage Partners Worldwide Korea Ltd	1)	Seoul	50%	KRW	50 000 000.00
Galderma Korea Ltd °	1)	Seoul	50%	KRW	500 000 000.00
Nestlé Korea Ltd		Seoul	100%	KRW	18 202 060 000.00
Pulmuone Waters Co. Ltd		Chungbuk	51%	KRW	3 778 760 000.00

Companies		City	% capital shareholdings	Currency	Capital
Saudi Arabia					
Al Anhar Water Factory Co. Ltd		Jeddah	51%	SAR	5 000 000.00
Al Manhal Water Factory Co. Ltd		Riyadh	64%	SAR	7 000 000.00
Saudi Food Industries Co. Ltd		Jeddah	51%	SAR	51 000 000.00
SHAS Company for Water Services Ltd	2)	Riyadh	43.5%	SAR	13 500 000.00
Springs Water Factory Co. Ltd		Dammam	75%	SAR	5 000 000.00
Singapore					
Alcon Pte Ltd*		Singapore	76.5%	SGD	164 000.00
Nestlé Singapore (Pte) Ltd		Singapore	100%	SGD	1 000 000.00
Sri Lanka					
Nestlé Lanka Ltd	Δ	Colombo	90.8%	LKR	537 254 630.00
Listed on the Colombo stock exchange, market capitalisation LKR 14.7 billion, quotation code (ISIN) LK0128N00005					
Syria					
Nestlé Syria Ltd		Damas	100%	SYP	800 000 000.00
Société pour l'exportation des produits Nestlé S.A		Damas	100%	CHF	1 750 000.00
Thailand					
Alcon Laboratories (Thailand) Ltd*		Bangkok	78.8%	THB	2 100 000.00
Beverage Partners Worldwide (Thailand) Ltd	1)	Bangkok	49%	THB	20 000 000.00
Nestlé (Thai) Ltd		Bangkok	100%	THB	880 000 000.00
Nestlé Dairy (Thailand) Ltd		Bangkok	100%	THB	46 000 000.00
Perrier Vittel (Thailand) Ltd		Bangkok	100%	THB	235 000 000.00
Quality Coffee Products Ltd		Bangkok	50%	THB	400 000 000.00
United Arab Emirates					
CP Middle East FZCO	1)	Jebel Ali Free Zone Dubai	50%	AED	600 000.00
Nestlé Dubai LLC		Dubai	49%	AED	2 000 000.00
Nestlé Middle East FZE		Dubai	100%	AED	3 000 000.00
Nestlé Treasury Centre-Middle East & Africa Ltd	◊	Dubai	100%	USD	500 000.00
Nestlé Waters Middle East Investments FZCO		Dubai	100%	AED	600 000.00
Vietnam					
La Vie Joint Venture Company		Long An	65%	USD	2 663 400.00
Nestlé Vietnam Ltd		Bien Hoa	100%	USD	38 598 000.00

Companies		City	% capital shareholdings	Currency	Capital
Oceania					
Australia					
Alcon Laboratories (Australia) Pty Ltd*		Frenchs Forest	76.5%	AUD	2 550 000.00
Cereal Partners Australia Pty Limited	1)	Rhodes	50%	AUD	107 800 000.00
CPW Australia	1)	Rhodes	50%	AUD	0.00
Galderma Australia Pty Ltd °	1)	Frenchs Forest	50%	AUD	2 700 100.00
Nestlé Australia Ltd		Sydney	100%	AUD	274 000 000.00
The Uncle Tobys Company Pty Limited	◊	Rhodes	100%	AUD	56 896 062.00
Uncle Tobys Foods Pty Limited		Rhodes	100%	AUD	287 230 000.00
Fiji					
Nestlé (Fiji) Ltd		Ba	100%	FJD	3 000 000.00
French Polynesia					
Nestlé Polynésie S.A.		Papeete	100%	XPF	5 000 000.00
New Caledonia					
Nestlé Nouvelle-Calédonie S.A.		Noumea	100%	XPF	250 000 000.00
New Zealand					
Nestlé New Zealand Limited		Auckland	100%	NZD	300 000.00
Papua-New Guinea					
Nestlé (PNG) Pty Ltd		Lae	100%	PGK	11 850 000.00

Companies		City

Technical assistance, research and development companies

Technical assistance	**TA**
Research centres	**RC**
Product Technology Centres and Research & Development centres	**PTC**

Switzerland		
Nestec S.A.	TA	Vevey

Technical, scientific, commercial and business assistance company whose units, specialised in all areas of the business, supply permanent know-how and assistance to operating companies in the Group within the framework of licence and equivalent contracts. It is also responsible for all scientific research and technological development, which it undertakes itself or has done on its behalf by its subsidiary companies. The companies and units involved are:

France		
Nestlé Research Centre Plant Science	RC	Tours
Galderma R&D S.n.c.°	PTC	Biot
Nestlé Product Technology Centre	PTC	Beauvais
Nestlé Product Technology Centre	PTC	Lisieux
Nestlé Purina PetCare R&D Centre Amiens	PTC	Aubigny
Nestlé Waters PTC, Vittel	PTC	Vittel
Germany		
Nestlé Product Technology Centre Lebensmittelforschung GmbH	PTC	Singen
Greater China Region		
Nestlé R&D Center Shanghai Limited	PTC	Shanghai
Israel		
Nestlé R&D Centre Sderot, Ltd.	PTC	Sderot
Singapore		
Nestlé R&D Center (Pte) Ltd	PTC	Singapore
Switzerland		
Nestlé Research Center	RC	Lausanne
Nestlé Product Technology Centre	PTC	Konolfingen
Nestlé Product Technology Centre	PTC	Orbe
United Kingdom		
Nestlé Product Technology Centre	PTC	York
United States		
Alcon Research Ltd*	PTC	Fort Worth (Texas)
Galderma R&D Inc.°	PTC	Cranbury (New Jersey)
Nestlé Purina Product Technology Center	PTC	St. Louis (Missouri)
Nestlé R&D Center, Inc.	PTC	Marysville (Ohio)
Nestlé R&D Center, Inc.	PTC	Solon (Ohio)

140th Annual Report of Nestlé S.A.

Income statement for the year ended 31 December 2006

In millions of CHF	Notes	2006	2005
Income			
Income from Group companies	1	7 887	4 500
Financial income	2	820	743
Profit on disposal of fixed assets	3	27	22
Other income		27	24
Total income		**8 761**	**5 289**
Expenses			
Investment write downs	4	1 140	187
Administration and other expenses	5	159	126
Financial expense	6	218	112
Total expenses before taxes		**1 517**	**425**
Profit before taxes		**7 244**	**4 864**
Taxes	7	346	426
Profit for the year	20	**6 898**	**4 438**

Balance sheet as at 31 December 2006
before appropriations

In millions of CHF	Notes	2006	2005
Assets			
Current assets			
Liquid assets	8	2 462	3 448
Receivables	9	968	1 097
Prepayments and accrued income		68	123
Total current assets		**3 498**	**4 668**
Fixed assets			
Financial assets	10	34 745	28 538
Intangible assets	14	–	–
Tangible fixed assets	15	–	–
Total fixed assets		**34 745**	**28 538**
Total assets		**38 243**	**33 206**
Liabilities and equity			
Liabilities			
Short term payables	16	7 471	5 381
Accruals and deferred income		333	256
Long term payables	17	252	239
Provisions	18	942	1 509
Total liabilities		**8 998**	**7 385**
Equity			
Share capital	19/20	401	404
Legal reserves	20	6 392	6 392
Special reserve	20	14 678	14 587
Profit brought forward	20	876	–
Profit for the year	20	6 898	4 438
Total equity		**29 245**	**25 821**
Total liabilities and equity		**38 243**	**33 206**

Annex to the annual accounts of Nestlé S.A.

Accounting policies

General

Nestlé S.A. (the Company) is the ultimate holding company of the Nestlé Group which comprises subsidiaries, associated companies and joint ventures throughout the world. The accounts are prepared in accordance with accounting principles required by Swiss law. They are prepared under the historical cost convention and on the accruals basis.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward contract. Non-monetary assets and liabilities are carried at historical rates. Monetary assets and liabilities in foreign currencies are translated at year end rates. Any resulting exchange differences are included in the respective income statement captions depending upon the nature of the underlying transactions. The aggregate unrealised exchange difference is calculated by reference to original transaction date exchange rates and includes hedging transactions. Where this gives rise to a net loss, it is charged to the income statement whilst a net gain is deferred.

Hedging

The Company uses forward foreign exchange contracts, options, financial futures and currency swaps to hedge foreign currency flows and positions. Unrealised foreign exchange differences on hedging instruments are matched and accounted for with those on the underlying asset or liability. Long term loans, in foreign currencies, used to finance investments in participations are generally not hedged.

The Company also uses interest rate swaps to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and changes in the market value are recorded in the income statement.

Income statement

Not currently transferable income is recognised only upon receipt. Dividends paid out of pre-acquisition profits are not included under income from Group companies; instead they are credited against the carrying value of the participation.

In accordance with Swiss law and the Company's articles of association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting rather than as an appropriation of profit in the year to which they relate.

Taxes

This caption includes taxes on profit, capital and withholding taxes on transfers from Group companies.

Financial assets

The carrying value of participations and loans comprises the cost of investment, excluding the incidental costs of acquisition, less any write downs.

Participations located in countries where the political, economic or monetary situation might be considered to carry a greater than normal level of risk are carried at a nominal value of one franc.

Participations and loans are written down on a conservative basis, taking into account the profitability of the company concerned.

Marketable securities are valued at the lower of cost and market value.

Own shares held to cover option rights in favour of members of the Group's Management are carried at exercise price if lower than cost. Own shares held for trading purposes are carried at cost as are own shares earmarked to cover warrants attached to a bond issue of an affiliated company. Own shares repurchased for the buy-back programmes are carried at cost.
All gains and losses on own shares are recorded in the income statement

Intangible assets
Trademarks and other industrial property rights are written off on acquisition or exceptionally over a longer period. In the consolidated accounts of the Group this item has a different treatment.

Tangible fixed assets
The Company owns land and buildings which have been depreciated in the past to one franc. Office furniture and equipment is fully depreciated on acquisition.

Provisions
Provisions recognise contingencies which may arise and which have been prudently provided. A provision for uninsured risks is constituted to cover general risks not insured with third parties, such as consequential loss. Provision for Swiss taxes is made on the basis of the Company's taxable capital, reserves and profit for the year. A general provision is maintained to cover possible foreign taxes liabilities.

Employee benefits
Employees are eligible for retirement benefits under a defined contribution plan with a retirement pension objectives expressed as a percentage of the base salary. Those benefits are mainly provided through separate pension funds.

Prepayments and accrued income
Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year which will not be received until after the balance sheet date (such as interest receivable on loans or deposits). Revaluation gains on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Accruals and deferred income
Accruals and deferred income comprise expenses relating to the current year which will not be paid until after the balance sheet date and income received in advance, relating to the following year. Net revaluation losses on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Notes to the annual accounts

1. Income from Group companies

This represents dividends of the current and prior years and other net income from Group companies.

2. Financial income

In millions of CHF	2006	2005
Net result on loans to Group companies	719	595
Other	101	148
	820	743

3. Profit on disposal of fixed assets

This represents mainly the net gains realised on the sale of trademarks and other industrial property rights previously written down.

4. Investment write downs

In millions of CHF	2006	2005
Participations and loans	83	148
Trademarks and other industrial property rights	1 057	39
	1 140	187

The amortised trademarks are mainly those acquired from Group Companies, among them: Uncle Tobys and Dreyer's.

5. Administration and other expenses

In millions of CHF	2006	2005
Salaries and welfare expenses	79	64
Other expenses	80	62
	159	126

6. Financial expense

In millions of CHF	2006	2005
Interest on loans from Group companies	160	93
Other	58	19
	218	**112**

7. Taxes

This includes withholding taxes on income from foreign sources, as well as Swiss taxes for which adequate provisions have been established.

8. Liquid assets

In millions of CHF	2006	2005
Cash and cash equivalents	446	396
Marketable securities	2 016	3 052
	2 462	**3 448**

9. Receivables

In millions of CHF	2006	2005
Amounts owed by Group companies (current accounts)	938	797
Other receivables	30	300
	968	**1 097**

10. Financial assets

In millions of CHF	Notes	2006	2005
Participations in Group companies	11	14 857	14 734
Loans to Group companies	12	16 272	12 376
Own shares	13	3 601	1 414
Other investments		15	14
		34 745	**28 538**

11. Participations in Group companies

In millions of CHF	2006	2005
At 1 January	14 734	16 107
Net increase	148	1 082
Write downs	(25)	(2 455)
At 31 December	**14 857**	**14 734**

The carrying value of participations continues to represent a conservative valuation having regard to both the income received by the Company and the net assets of the Group companies concerned.

A list of the most important companies held, either directly by Nestlé S.A. or indirectly through other Group companies, with the percentage of the capital controlled, is given in the section "Consolidated Financial Statements of the Nestlé Group."

12. Loans to Group companies

In millions of CHF	2006	2005
At 1 January	12 376	10 477
New loans	6 750	1 776
Repayments and write downs	(2 567)	(859)
Realised exchange differences	14	(17)
Unrealised exchange differences	(301)	999
At 31 December	**16 272**	**12 376**

Loans granted to Group companies are usually long term to finance investments in participations.

13. Own shares

In millions of CHF		2006		2005
	Number	*Amount*	*Number*	*Amount*
Share Buy-Back Programmes	7 663 200	3 000	3 659 300	1 345
Reserve shares [a]	4 766 300	5	–	–
Management options rights	1 753 578	596	244 770	69
At 31 December	**14 183 078**	**3 601**	**3 904 070**	**1 414**

[a] Transferred from a Group company in 2006, the "Reserve Shares" were issued by resolution of the Annual General Meeting in 1989 to cover conversion or option rights resulting from future bond issues, or to be used for other purposes in the interest of the Company as decided by the Board of Directors. The "Reserve Shares" were paid up at their nominal value but were never alloted at market price. The shares are presently earmarked for Nestlé Group remuneration plans in Nestlé S.A. shares and stock options thereon.

At 31 December 2006, the Company held 7 663 200 shares purchased as part of the buy-back programme at an acquisition cost of CHF 3000 million. During the year, 6 788 200 shares were purchased at an acquisition price of CHF 2655 million and 2 784 300 shares were transferred out at the acquisition price of CHF 1000 million to cover management option rights.

The Company held 4 766 300 reserve shares at their nominal value of CHF 5 million, of which 7 550 600 were transferred in from a Group company at their nominal value of CHF 8 million during the year and 2 784 300 were cancelled at their nominal value of CHF 3 million.

The Company also held 1 753 578 shares to cover management option rights, which are held at exercise price as this is lower than the acquisition cost. As previously stated, 2 784 300 shares were transferred in during the year from the shares purchased as part of the buy-back programme. These shares were transferred in at the exercise price of the plans to which they were allocated, totaling CHF 937 million. Additionally, 1 275 492 options were exercised during the year for CHF 410 million.

14. Intangible assets

All intangible assets have been fully written down.

15. Tangible fixed assets

These are principally the land and buildings at Cham and at La Tour-de-Peilz. Nestlé Suisse S.A., the principal operating company in the Swiss market, is the tenant of the building at La Tour-de-Peilz. The "En Bergère" head office building in Vevey is held by a property company, which is wholly owned by Nestlé S.A.

The fire insurance value of buildings, furniture and office equipment at 31 December 2006 amounted to CHF 25 million (2005: CHF 25 million).

16. Short term payables

In millions of CHF	2006	2005
Amounts owed to Group companies	7 436	5 230
Other payables	35	151
	7 471	**5 381**

17. Long term payables

Amounts owed to Group companies represent a long-term loan issued in 1989. The carrying value increased by CHF 13 million to CHF 252 million as a result of an unrealised exchange difference at the end of 2006.

18. Provisions

In millions of CHF					2006	2005
	Uninsured risks	Exchange risks	Swiss & foreign taxes	Other	Total	Total
At 1 January	475	864	133	37	**1 509**	3 021
Provisions made in the period	–	237	117	38	**392**	1 026
Amounts used	–	(864)	(50)	(20)	**(934)**	(2 528)
Unused amounts reversed	–	–	(25)	–	**(25)**	(10)
At 31 December	**475**	**237**	**175**	**55**	**942**	**1 509**

The provision for exchange risks includes the unrealised net exchange gains on the revaluation of foreign exchange positions and any associated forward cover at year-end.

19. Share capital

	2006	2005
Number of registered shares of nominal value CHF 1 each	400 735 700	403 520 000
In millions of CHF	401	404

According to article 6 of the Company's Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. In addition, article 14 provides that, on exercising the voting rights, no shareholder, through shares owned or represented, may aggregate, directly or indirectly, more than 3% of the total share capital.

At 31 December 2006, the Share Register showed 111 256 registered shareholders. If unprocessed applications for registration and the indirect holders of shares under American Depositary Receipts are also taken into account, the total number of shareholders probably exceeds 250 000. The Company was not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

Conditional increase in share capital

According to the Articles of Association, the share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants.

Concerning the share capital in general, refer also to the Corporate Governance Report.

20. Changes in equity

In millions of CHF

	Share capital	General reserve [a]	Reserve for own shares [a][b]	Special reserve	Retained earnings	Total
At 1 January 2006	404	3 776	2 616	14 587	4 438	25 821
Cancellation of 2 784 300 shares (ex buy-back programme)	(3)					(3)
Profit for the year					6 898	6 898
Dividend for 2005					(3 471)	(3 471)
Movement of own shares		(1 934)	1 934			–
Dividend on own shares held on the payment date of 2005 dividend				91	(91)	–
At 31 December 2006	**401**	**1 842**	**4 550**	**14 678**	**7 774**	**29 245**

[a] The general reserve and the reserve for own shares constitute the legal reserves.
[b] See note 21

21. Reserve for own shares

At 31 December 2005, the reserve for own shares amounting to 2616 million, represented the cost of 7 779 983 freely available shares (of which, 5 626 061 shares were reserved to cover option rights granted since 2001 in favour of members of the Group's Management), as well as 244 770 shares reserved to cover option rights granted up to the year 2000, 2 230 300 shares earmarked to cover warrants attached to a bond issue of an affiliated company, 3 659 300 repurchased as part of the buy-back programme and 1 372 101 shares held for trading purposes.

During the year, a total of 7 142 414 shares have been acquired at a cost of CHF 2788 million (of which, 6 788 200 shares repurchased at a cost of CHF 2656 million for the second buy-back programme completed in October) and 2 630 911 shares have been sold for a total amount of CHF 907 million (including 1 810 278 that represented shares for which options were exercised during the year). The reserve for own shares was reduced by the acquisition price of CHF 851 million. Moreover, 31 shares have been delivered upon exercise of a warrant on a bond issue of an affiliated company. In addition, the 2 784 300 shares repurchased in 2005 at a cost of CHF 1000 million have been cancelled and the share capital and reserve for own shares have been reduced by the nominal value (CHF 1 per share) of these shares accordingly.

Another group company holds 2 830 548 Nestlé S.A. shares. The total of own shares of 17 013 626 held by all group companies at 31 December 2006 represents 4.25% of the Nestlé S.A. share capital (15 286 454 own shares held at 31 December 2005, representing 3.8% of the Nestlé S.A. share capital).

22. Contingencies

At 31 December 2006, the total of the guarantees is mainly for credit facilities granted to Group companies and Commercial Paper Programmes, together with the buy-back agreements relating to notes issued, amounted to CHF 15 243 million (2005: CHF 13 703 million).

Proposed appropriation of profit

In CHF	2006	2005
Retained earnings		
Balance brought forward	875 365 054	383 115
Profit for the year	6 898 667 700	4 437 571 693
	7 774 032 754	**4 437 954 808**
We propose the following appropriations:		
Transfer to the special reserve	2 500 000 000	-
Dividend for 2006, CHF 10.40 per share on 383 722 074 shares (2005: CHF 9.– on 388 233 546 shares)	3 990 709 569	3 494 101 914
Dividend for 2006, CHF 10.40 per share on 2 277 526 shares reserved for the option rights which may be exercised in the year 2007, on 2 230 269 shares to cover warrants and on 600 279 shares held for trading purposes [a] (2005: CHF 9.– on 7 609 760 shares [b])	53 123 970	68 487 840
	6 543 833 539	3 562 589 754
Balance to be carried forward	1 230 199 215	875 365 054

[a] The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to the special reserve. Dividends on shares held for trading purposes and to cover warrants issued, and which are still held at the date of the dividend payment will also be transferred to the special reserve.

[b] Of the total of CHF 68 487 840, CHF 3 378 231 were actually paid as dividends, whilst the balance of CHF 65 109 609 has been transferred to the special reserve.

If you accept this proposal, the gross dividend will amount to CHF 10.40 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 6.76 per share will be payable as from Wednesday, 25 April 2007, by bank transfer to the shareholders account or by cheque, in accordance with instructions received from the shareholders.

The Board of Directors

Cham and Vevey, 21 February 2007

Report of the statutory auditors

to the General Meeting of Nestlé S.A.

As statutory auditors, we have audited the accounting records and the financial statements (*balance sheet, income statement and annex*) of Nestlé S.A. for the year ended 31 December 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Mark Baillache
Auditor in charge

Stéphane Gard

London and Zurich, 21 February 2007

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 3.2007

Management Report 2006

Nestlé
Good Food, Good Life

Driving sustainable profitable growth



Net profit



	2002	2003	2004	2005 [a]	2006
Net profit [d] In millions of CHF	7564	6213	6621	8081	9197

[d] Profit for the period attributable to shareholders of the parent



	2002	2003	2004	2005 [a]	2006
Total earnings per share In CHF	19.51	16.05	17.04	20.78	23.90
Underlying	18.90	20.23	18.82	21.49	24.12

Shareholder returns



	2002	2003	2004	2005	2006
Dividend per share In CHF	7.00	7.20	8.00	9.00	10.40



	2004	2005	2006
Total cash returned to shareholders In billions of CHF		+57%	+41%
Dividend	2.8	3.1	3.5
Share buy-back		1.3	2.7

Capital expenditure/return on invested capital



	2002	2003	2004	2005	2006
Capital expenditure In millions of CHF	3577	3337	3260	3375	4200



	2002	2003	2004	2005 [a]	2006
Return on invested capital* In %					
Excluding goodwill	18.9	19.9	19.9	20.8	21.2
Including goodwill	11.0	11.0	10.8	11.4	11.7

* based on segment reporting

Key figures (consolidated)

In millions of CHF (except per share data)

		2005 [a]	2006
Sales		91 115	98 458
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		11 876	13 302
as % of sales		13.0%	13.5%
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		10 043	11 166
as % of sales (Food and Beverages)		11.8%	12.2%
Profit for the period attributable to shareholders of the parent Net profit		8 081	9 197
as % of sales		8.9%	9.3%
as % of average equity attributable to shareholders of the parent		18.6%	18.7%
Capital expenditure		3 375	4 200
as % of sales		3.7%	4.3%
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		47 498	50 991
Market capitalisation, end December		152 576	166 152
Operating cash flow		10 205	11 676
Free cash flow [b]		6 557	7 018
Net debt		9 724	10 971
Ratio of net debt to equity (gearing)		20.5%	21.5%
Per share			
Total earnings per share	CHF	20.78	23.90
Underlying [c]	CHF	21.49	24.12
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	CHF	122.16	132.51
Dividend as proposed by the Board of Directors of Nestlé S.A.	CHF	9.00	10.40

[a] 2005 comparatives have been restated. See Consolidated Financial Statements
[b] Operating cash flow less capital expenditure, disposal of tangible assets, purchase and disposal of intangible assets, movement with associates as well as with minority interests
[c] Profit for the period attributable to shareholders of the parent from continuing operations before impairments, restructuring costs, results on disposals and significant one-off items. The tax impact from the adjusted items is also adjusted for.

Profitability



2002
2003
2004
2005 (a)
2006
EBIT
In millions of CHF
10 940
11 006
10 760
11 876
13 302



2002
2003
2004
2005 (a)
2006
EBIT margin
In %
12.3
12.5
12.7
13.0
13.5

Table of contents

The brands in italics are registered trademarks of the Nestlé Group

Highlights 2006

Strategic and organisational transformations accelerate
- >Acquisitions announced of Uncle Tobys, Jenny Craig and Novartis Medical Nutrition
- >Nutrition, Health and Wellness at heart of strong Food and Beverages performance
- >GLOBE implementation now across 80% of the Food and Beverages business

Strong growth and another year of delivery of the Nestlé Model
- >Sales increased 8.1%, or CHF 7.3 billion, to CHF 98.5 billion
- >EBIT increased 12%, or CHF 1.4 billion, to CHF 13.3 billion
- >Net profit increased 13.8%, or CHF 1.1 billion, to CHF 9.2 billion
- >Food and Beverages was the key driver of growth and profitability
- >A strong performance from Alcon and the other health and beauty investments

Strong cash flow and increased return of funds to shareholders
- >Operating cash flow increased 14.4%, or CHF 1.5 billion, to CHF 11.7 billion
- >Total working capital reduced from 7.7% of sales to 6.7%
- >ROIC excluding goodwill improved by 40 bps to 21.2%
- >ROIC including goodwill improved by 30 bps to 11.7%
- >CHF 3 billion share buy back programme completed
- >Proposed dividend of CHF 10.40 per share, an increase of 15.6%

2007: organic growth target of 5-6% and further improvement in EBIT margin
- >Continued transformation to Nutrition, Health and Wellness
- >Another year of delivery of the Nestlé Model

Letter to our shareholders

Fellow shareholders,

In this our 140th anniversary year, I am delighted to report to you on another record year for Nestlé, and the 11th in a row in which we have delivered the Nestlé Model. This is defined as the achievement of a high level of organic growth together with a sustainable improvement in profit margins. In 2006 organic growth reached 6.2% of sales. This was above our on-going target and contributed to an increase of CHF 7.3 billion in our reported sales to CHF 98.5 billion. Our EBIT increased by CHF 1.4 billion to CHF 13.3 billion, giving a margin of 13.5%, a 50 basis points improvement over 2005. We also improved both our working capital management and our return on invested capital (ROIC), which improved from 11.4% to 11.7% including goodwill, and from 20.8% to 21.2% excluding goodwill. This was a good performance in a year characterized by volatile raw material costs, as well as political and economic uncertainty in many parts of the world. Our Food and Beverages business was the main contributor to these key drivers of shareholder value, sales (profit and ROIC), but there was also a strong performance from Alcon.

The Group delivered this improvement in performance while at the same time making progress in its strategic and organisational transformations.

The strategic transformation seeks to make Nestlé the world's leading Nutrition, Health and Wellness company. "Nutrition, health and wellness" seem to have been the catchwords of 2006, making the headlines in the newspapers, claiming the attention of governments and influencing the purchase decisions of consumers all around the world, but this ambition is not new to Nestlé. The inspiration came in the Nineteenth Century, when the infant mortality rate was high in Switzerland, and Henri Nestlé created our first ever product, designed to save babies' lives.

Our "Nutrition, Health and Wellness" strategy encompasses all our Food and Beverages businesses. It enables us both to anticipate and respond to consumer trends and needs, and brings a change in product mix to more differentiated, increasingly scientifically-driven products with the potential for higher growth and profitability. We further enhanced the nutritional credentials of our Food and Beverages business in 2006 through the announcement of three acquisitions, Jenny Craig in Weight Management mainly in North America and Australia, the global Novartis Medical Nutrition business, and Uncle Tobys in Australia with activities covering breakfast cereals, nutritious snacks and instant soups.

Our Corporate Wellness Unit is today setting the "Nutrition, Health and Wellness" direction for our business, with the help of about 300 Wellness Champions around the world. We have been doing the obvious, reducing sensitive nutrients and increasing those that are considered positive for health, and we have been enhancing products with additional nutritional benefits. We have continued to use our 60/40+ test, which combines a blind-taste test and a nutritional comparison against competitor products, to create a compelling consumer proposition: a better tasting product that is better for consumers. We have also rolled-out an innovative and transparent on-pack communication tool, the *Nestlé Nutritional Compass,* to help consumers more easily understand the nutritional content of their purchases.

But, more than that, we have been designing specific products affordable for those on lower incomes, opening specific distribution networks to reach those consumers and even building factories closer to them. We have a responsibility to provide consumers with high quality, highly nutritious products regardless of where we are



Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

"We have a responsibility to provide consumers with high quality, highly nutritious products regardless of where we are selling our products, and regardless of the price point at which we are selling them. We believe that those on lower incomes have as much right to high quality, highly nutritious food as those on higher incomes and, in fact, have an even greater need: their food spend is often not discretionary; it is often all they can afford."

selling our products, and regardless of the price point at which we are selling them. We believe that those on lower incomes have as much right to high quality, highly nutritious food as those on higher incomes and, in fact, have an even greater need: their food spend is often not discretionary; it is often all they can afford. We have also been active in products for children, again by enhancing recipes, but also by creating compelling and enjoyable alternatives to higher calorific products.

Our stand-alone global Nutrition division, Nestlé Nutrition, where we address the needs of consumers who require specific nutrition solutions, reached some significant milestones in 2006.

We entered the Weight Management market through the acquisition of Jenny Craig. With USD 400 million of sales, Jenny Craig offers consumers personalised weight management programmes, tailored to their specific needs, and a range of branded nutritional products and services in the USA, Canada, Australia and New Zealand. We announced the acquisition of Novartis Medical Nutrition, which we expect to be completed in 2007. This acquisition, with USD 950 million of sales, will transform our Healthcare Nutrition business into the global number two, with the broadest global reach in that market. Our products here address specific nutritional needs related to a range of illnesses, such as diabetes, and other critical and geriatric conditions. We achieved strong share gains in our Infant Nutrition business, the global market leader, as a result of the international roll-out of a premium infant formula product, *Nestlé NAN HA*.

Together, these businesses, along with Performance Nutrition, are a formidable force in the area of nutrition for specific human needs, and make Nestlé the leading player in food-related research and development. This R&D leadership is a competitive advantage which we can exploit further, and we have therefore realigned responsibilities on the Executive Board to reflect more closely our nutrition, health and wellness priorities. Werner Bauer, previously Head of Corporate Technical, Production, and R&D, became Chief Technology Officer in February 2007 with responsibility for overseeing all the elements necessary to form a best-in-class, open R&D and innovation organisation.

I will turn now to our organisational transformation, which is seeking to create the necessary flexibility within Nestlé to transform our scale into a competitive advantage.

The many different product categories within our Food, Beverages and Nutrition business have different characteristics and, therefore, require different business models to ensure their success. We are creating the right balance between locally managed, regionally and globally managed structures, all sustained by a highly efficient support structure, enabled by the GLOBE programme.

This flexible business model allows us to be closer to our consumers and to optimize our demand generation initiatives whilst, at the same time, leveraging scale for speed and efficiency.

The various initiatives that are driving our organisational transformation all share one objective, to improve our ability to generate profitable growth by making us even better at anticipating and responding to consumer trends. Our progress in this area was fundamental to our ability to achieve improved results in 2006, and I have mentioned some highlights in the next paragraphs.

Our GLOBE roll-out accelerated significantly in 2006, ending the year covering about 80% of our Food and Beverages sales. We are now starting to concentrate on leveraging the benefits of GLOBE: its investment phase is coming to an end, and we should start to see more tangible financial benefits.

We launched our Global Nestlé Business Services (GNBS) initiative, which is one way to exploit the benefits of GLOBE, with the objective of accelerating and scaling up our shared services at best-in-class cost. This initiative will increase the amount of time that our people spend on consumer-relevant projects by reducing their involvement in projects that have no consumer impact.

Our efficiency programme, Operation EXCELLENCE 2007, has delivered its targeted savings through efficiencies in our factories and supply chain. Whilst we have saved billions of Swiss francs over the years, the benefits of our factory efficiency programmes are not only financial; they have also reduced our environmental impact. Just one example is energy: our production volumes have increased by about 90% since 1997, but we are using the same amount of energy in manufacturing as we did back then. Operations and Supply Chain remain an area of opportunity for us to improve our performance. We have, therefore, appointed José Lopez to our Executive Board as head of our new Operations Organisation, with responsibility for Sourcing, Manufacturing and Supply Chain, as well as Quality Management, Safety, Health and Environment, Engineering and Operations Performance.

Two businesses with a specific customer focus enjoyed successful first years as new structures: Nestlé Nutrition as a global stand-alone business and reporting unit, which announced two significant acquisitions, and FoodServices, as a separate division, which is now better able to focus on its professional customers and out-of-home eating occasions.

We have also successfully integrated the Business Executive Manager concept into our business, which has allowed us to push profit responsibility for our categories down to each category manager in each market, thereby further aligning our people's objectives with their direct financial responsibilities.

We believe that the greatest opportunity for value creation at Nestlé lies within our Food, Beverages and Nutrition businesses, and that a flexible business model, which allows us to be close to our consumers, to leverage scale for efficiency and to be disciplined in execution, is the surest way for us to deliver that value. In 2006, these initiatives, and others, drove the improvement in those businesses' profit margins. We will continue to focus on this opportunity in 2007, seeking to leverage our scale as a competitive advantage, in areas such as purchasing, R&D and shared services; to reduce complexity in areas such as our product offering, legal structures and reporting; to tackle underperforming businesses, as we did in 2006 with the Perrier glass making operation, the Lactalis/Nestlé venture in European chilled dairy, the vending operation in Japan, some shelf stable dairy brands in parts of Asia, and so on; and to improve our discipline and execution.

It is how we execute that will really distinguish us: that we are faster in innovation, more relevant in our communication, better in the quality, taste and nutritional content of our products, and safer – both for our products and for our people. And that is why discipline is so important – to enable us to deliver winning execution. Winning execution is also at the heart of our ability to win the competition for investors' capital... and to deliver good returns to you.

Nestlé's Food and Beverages business ended 2006 with strong growth in both top and bottom lines and, notwithstanding continued volatility in raw materials and some currencies, we expect that momentum to continue into 2007. The same was true of our Food and Beverages joint ventures, Cereal Partners Worldwide and Beverage Partners Worldwide (BPW). For BPW both partners are in the process of re-defining the business to further improve effectiveness. Alcon enjoyed another successful year and so did our JV's, Galderma and Laboratoires inneov as well as our other investments in health and beauty.

There are no Board changes this year, and just two re-elections to the Board to be proposed to shareholders, Lord George and myself. It is my intention, as I announced at last year's shareholder meeting, to step down as Chief Executive Officer (Administrateur Délégué) following the 2008 Annual General Meeting. The Board will appoint my successor as Chief Executive Officer in due time, and this will be announced well ahead of that meeting.

Your Board proposed to shareholders at the 2006 Annual General Meeting an amendment that would allow a modernisation of the Articles, which previously for certain provisions was practicably impossible. The Board's proposal won the support of 98% of the shares represented. But the shareholders' decision, not unexpectedly, received a legal challenge by one shareholder. To respect minority rights and minimize any legal uncertainties, the Board will await completion of the legal process before submitting new Articles to the shareholders for approval. Your Board continues to believe that the modernisation of the Articles is in the best interests of the Company to create long-term, sustainable shareholder value.

Nestlé's internal code of behavior is laid down in its Corporate Business Principles and its Management and Leadership Principles. These documents, shared throughout the organisation, are the standards of behavior by which our people and, therefore, the Company live. Our achievements, and our continued success, are in very great part a result of the efforts and enthusiasm of our people and their behavior. They may be spread all around the world, but they share the same values and commitment, as well as the same passion for our brands, which I hope you will feel as you read this report. My thanks go to all of them.



Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

Corporate governance
Board of Directors of Nestlé S.A.

at 31 December 2006

Helmut O. Maucher
Honorary Chairman

Board of Directors of Nestlé S.A.

	Term expires[1]
Peter Brabeck-Letmathe [2]	
Chairman and Chief Executive Officer	2007
Andreas Koopmann [2, 3]	
1st Vice Chairman	
> CEO, Bobst Group SA	2008
Rolf Hänggi [2, 4, 5]	
2nd Vice Chairman	2008
> Chairman, Rüd, Blass & Cie AG, Bankers	
Edward George (Lord George) [2, 3, 5]	
> Former Governor of the Bank of England	2007
Kaspar Villiger [2, 4, 5]	
> Former Swiss government minister	2009
Jean-Pierre Meyers [4]	
> Vice Chairman, L'Oréal S.A.	2011
Peter Böckli [3]	
> Attorney-at-law	2008
André Kudelski [4]	
> Chairman and CEO, Kudelski Group	2011
Daniel Borel [3]	
> Co-founder and Chairman, Logitech International S.A.	2009
Carolina Müller-Möhl	
> President, Müller-Möhl Group	2009
Günter Blobel	
> Professor, The Rockefeller University	2009
Jean-René Fourtou	
> Chairman of the Supervisory Board, Vivendi Universal	2011
Steven G. Hoch	
> Founder and Senior Partner, Highmount Capital	2011
Naïna Lal Kidwai	
> CEO, HSBC India and Country Head of HSBC Group Companies in India	2011

Secretary to the Board
Bernard Daniel
Secretary General

Independent auditors
KPMG Klynveld Peat Marwick Goerdeler SA
London and Zurich 2008

[1] On the date of the General Meeting of Shareholders
[2] Chairman's and Corporate Governance Committee
[3] Compensation and Nomination Committee
[4] Audit Committee
[5] Finance Committee
















Board of Directors
Peter Brabeck-Letmathe
Kaspar Villiger
Daniel Borel
Steven G. Hoch

Andreas Koopmann
Jean-Pierre Meyers
Carolina Müller-Möhl
Naïna Lal Kidwai

Rolf Hänggi
Peter Böckli
Günter Blobel

Edward George
André Kudelski
Jean-René Fourtou



Secretary to the Board
Bernard Daniel

For further information on the Board of Directors please refer to the Corporate Governance Report 2006, enclosed

Executive Board of Nestlé S.A.

at 31 December 2006

Peter Brabeck-Letmathe
Chairman and Chief Executive Officer

Executive Vice Presidents

Francisco Castañer
Pharmaceutical and Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Lars Olofsson
Strategic Business Units and Marketing
Werner Bauer
Technical, Production, Environment, Research and Development
Frits van Dijk
Asia, Oceania, Africa, Middle East
Paul Bulcke
United States of America, Canada, Latin America, Caribbean
Carlo Donati
Nestlé Waters
Luis Cantarell
Europe
Paul Polman
Finance and Control, Global Nestlé Business Services, Legal, Intellectual Property, Tax, Purchasing

Deputy Executive Vice Presidents

Chris Johnson
GLOBE, Information Systems/Information Technology, Strategic Supply Chain
Richard T. Laube
Nestlé Nutrition
Marc Caira
FoodServices Strategic Business Division

Senior Vice President

David P. Frick
Corporate Governance and Compliance

For further information on the Executive Board, please refer to the Corporate Governance Report 2006, enclosed



Executive Board Meeting at the Nestlé Research Center

Executive Board (from left to right):
David P. Frick, Luis Cantarell, Paul Bulcke, Carlo Donati,
Paul Polman, Frits van Dijk, Peter Brabeck-Letmathe,
Lars Olofsson, Francisco Castañer, Werner Bauer,
Chris Johnson, Richard T. Laube, Marc Caira

Corporate Governance and Compliance

Corporate Governance

With respect to Corporate Governance, Nestlé pursues a strategy of being in line with proven best practice. An important project in this regard is the revision of the Articles of Association. The objective is a set of Articles which are balanced, in line with the changed legal and corporate governance environment and in the best interest of the Company and its shareholders to create long-term, sustainable shareholder value.

At the General Meeting 2005, we started the process of reviewing our Corporate Governance and Articles of Association. Thereafter, a large number of our shareholders responded to our opinion survey about our Articles and gave us valuable input. While the survey showed that there are different views among two distinct groups of shareholders on specific issues, there was a broad consensus in favour of a modernisation of the Articles. Issues under review include the voting limitations, which found support among private shareholders, while a majority of the institutional shareholders rejected them. The rule requiring that two thirds of the share capital be present or represented to make certain changes to the Articles was rejected by a clear majority of the shares, including a three quarter majority of the institutions. There was also solid support for a reduction of the terms of office of the members of the Board of Directors.

Certain changes to the Articles could only be made with an attendance quorum of two thirds of the total share capital and a supermajority of three quarters of the shares represented. Other decisions required the presence of one half of the share capital. In 1989, when the relevant provisions were introduced, the Nestlé shareholder base was predominantly Swiss, and shareholders' meetings were attended by a large number of shareholders. Today, even if all shareholders with voting rights were to attend a meeting, it would factually not be possible to achieve such an attendance quorum, because shareholders accounting for more than one third of the outstanding share capital have chosen not to be recorded in the share register and are therefore not able to attend or vote at the meeting.

The Board of Directors, therefore, proposed a resolution to its shareholders at the 2006 Annual General Meeting in order to enable shareholders to update the Articles of Association. The Board's proposal won the support of 98% of the shares represented. Accordingly, the Articles were amended by a new Article 36, which mandates the Board to draft a proposal for a complete revision of the Articles and clarifies that the shareholders' resolution on such revision will be adopted with a majority of two thirds of the votes represented at that meeting.

Not unexpectedly, this decision of the shareholders at the 2006 Annual General Meeting was legally challenged thereafter by one shareholder. In order to respect the minority rights and to minimize the legal uncertainties around the new Articles, the Board will let the legal process take place and submit the new Articles to the shareholders for approval when the courts have taken their decisions. The Board does, however, continue to believe that the modernisation of the Articles is in the best interests of all shareholders. As previously stated, the goal is a balanced set of Articles which take into account the interests of the various distinct groups of shareholders with different priorities, reflect the changed legal and corporate governance environment and, most importantly, are in the best interests of the Company and its shareholders to create long term, sustainable shareholder value.

Shareholders by geography*



- ☐ 32.5% Switzerland
- ■ 34.5% USA
- ☐ 8.1% United Kingdom
- ■ 5.4% Germany
- ☐ 3.6% France
- ■ 15.9% Others

Distribution of Share Capital by geography*


50%
40%
30%
20%
10%
0%
1998 1999 2000 2001 2002 2003 2004 2005 2006

- ☐ Switzerland
- ■ USA
- ☐ United Kingdom
- ■ Germany
- ☐ France

Share Capital by Investor Type*


80%
70%
60%
50%
40%
30%
1998 1999 2000 2001 2002 2003 2004 2005 2006

- ☐ Institutions
- ■ Private Shareholders

* Percentage devised from total number of registered shares. Registered shares represent 62.8% of the total share capital. Statistics are rounded, as at 31.12.2006.

Compliance

With respect to Compliance, the Company pursues a zero tolerance strategy. A number of functions help ensure that the Company and its employees comply with laws and regulations as well as our Corporate Business Principles and internal directives ("Compliance"). To further integrate and strengthen these efforts, the Company has adopted a cross-functional set up of Compliance in line with peers, as it maximizes the leverage of existing Compliance activities and provides a framework for integrated risk management. While responsibility and accountability for compliance remain assigned to the markets as per the Company's Custodian Concept, a corporate Compliance function and a cross-functional Group Compliance Committee set the tone, provide know-how and support a stronger coordination and functional leadership in the relevant support functions. Various Group compliance initiatives are driven by the corporate Compliance function. In addition, the Company has established a Compliance network in the major markets and is replicating the Committee structure where appropriate.

Nestlé's Corporate Business Principles are our non-negotiable minimum standards which we observe in addition to complying with locally applicable legislation. They were first published as a single document in 1998. Since then, we have added to them, among other topics, the ten principles of the UN Global Compact. While the Corporate Business Principles will continue to evolve and adapt to a changing world, they contain our basic foundation unchanged from the time of the origins of our Company and reflect the basic ideas of fairness, honesty and a general concern for people. Additional areas have since been developed as reflected in the Nestlé Management and Leadership Principles, the Nestlé Consumer Communication Principles, and many other policies. Project CARE is Nestlé's audit program to verify, through independent auditors, that our operations comply with the Corporate Business Principles in the areas of human resources, safety, health and environment.

Corporate social responsibility

Our principles of doing business

The Nestlé Corporate Business Principles and the Nestlé Management and Leadership Principles govern our policies and strategies, explain the Nestlé way of doing business, affect all our 265 000 employees and impact everyone with whom we work.

They include sections on Infant Health and Nutrition, Human Rights, Child Labour, the Protection of the Environment, the International WHO Code of Marketing of Breast-milk substitutes, and a set of Consumer Communication Principles.

Nestlé Corporate Business Principles
The Nestlé Corporate Business Principles are built on key beliefs:

> Nestlé's objective is to manufacture and market its products in a way that creates sustainable value for shareholders, employees, consumers, business partners and the national economies in which it operates.
> Nestlé does not favour short-term profit at the expense of successful long-term business development.
> Nestlé recognises that its consumers have a sincere and legitimate interest in the behaviour, beliefs and actions of the Company behind the brands in which they place their trust.
> Nestlé embraces cultural and social diversity and does not discriminate on the basis of origin, nationality, religion, race, gender or age.

The United Nations Global Compact
The UN Global Compact's 10 Principles on human rights, labour, the environment and corruption, are specifically incorporated in the Nestlé Corporate Business Principles, and are fundamental in guiding our business actions. We are committed to all 10 Principles in all our business activities. In summary, they are:

Human Rights
1. Support and respect protection of internationally proclaimed human rights
2. Non-complicit in human rights abuses

Labour
3. Uphold freedom of association and collective bargaining
4. Eliminate forced and compulsory labour
5. Effective abolition of child labour
6. Elimination of discrimination

Environment
7. Support a precautionary approach
8. Undertake environmental initiatives
9. Encourage environmentally friendly technologies

Anti-Corruption
10. Work against all forms of corruption, including extortion and bribery

In the following pages are examples of initiatives, supported with facts and figures, that illustrate our compliance and support for these Principles, and our respect for human rights, labour and the environment. In the case of anti-corruption, we have a zero tolerance policy. We insist on honesty, integrity and fairness in all aspects of our business. We expect the same in our relationships with business partners and suppliers.

Shared Value Creation
At Nestlé, Shared Value Creation combines our ambition to meet the needs of consumers and shareholders with our commitment to respect people and the environment. Shared Value Creation is the keystone of our corporate social responsibility and sustainability. We believe that to create value for our shareholders over the long term, we must also bring long-term value to society. Our investments must be good both for our shareholders and the people of the countries where we operate, as well as good for the Company. This is particularly true in developing countries where, to operate successfully, we often need to improve business conditions, increase farmers' capabilities, create skilled work-forces and develop better standards. Thus, Nestlé's future success is inextricably linked to the future of the people in the many countries where we operate.



Supporting UN Global Compact Environmental Principles: Conversion from coal to gas at Nestlé's Graneros plant in Chile



Shared Value Creation: dairy farmers in India receive free advice from Nestlé

Our activities at each step of the supply chain create shared value – both for Nestlé and society. Purchasing raw materials generates high quality supplies for us, but also helps to raise incomes and living standards for hundreds of thousands of small farmers. Throughout our operations, we create jobs and train our people. Our Research and Development produces products that meet consumers' needs for nutrition, health and wellness. We work assiduously to improve our social and environmental performance.

Two top Harvard academics have recognised us for our Shared Value Creation business approach, in place already for many decades. Professors Michael Porter and Mark Kramer summed it up as putting "Nestlé in the front rank of companies who create real shared value for themselves and society at every step of their business process." Porter and Kramer argue that our approach has stood the test of time, and will continue to do so because there are winners all along the value chain.

Professor Porter went on to say in March 2006 that "Nestlé has for a very long time been a leader in corporate social responsibility. The shared value concept which Nestlé practiced without the nomenclature many years ago was that a business operator benefits both business and society."

Examples of Shared Value Creation throughout Nestlé's value chain are shown on the following pages.

<u>Working with farmers</u>
We source our agricultural raw materials, such as milk, coffee, cocoa, cereals, vegetables, fruit, herbs, sugar and spices, either through trade channels or directly from farmers. Although we don't control the farms, our team of over 800 agronomists, technical advisers and field technicians encourages sustainability in the supply of

Our specialist team of agronomists has pioneered the development of sustainable local fresh milk and coffee production. For example, coffee farmers in the Yunan Province of China are improving yields and quality as a direct result of our advisers' expertise, as are farmers in Indonesia, Mexico, the Philippines and Thailand. Similarly, hundreds of thousands of milk farmers are benefiting from Nestlé's animal husbandry assistance and milk collection initiatives in countries as far afield as Chile, India, Mexico and Pakistan.





Coffee farmers worldwide, like this one in Thailand, benefit from Nestlé's agricultural support

In September 2006, the United Nations Development Programme, Nestlé Pakistan and Engro Foods launched a programme to empower female members of rural communities in Pakistan. The programme aims to train 5000 female agricultural workers in 500 villages, directly impacting poverty alleviation, gender development and small enterprise development for rural women. The project will bring economic prosperity through livestock development and also improve the participants' lives through better awareness of domestic health and hygiene, and development initiatives such as clean drinking water.



agricultural raw materials and promotes agricultural best practices. On a daily basis they provide free technical assistance to over 400 000 farmers through over 500 projects in as many as 40 countries including China, Pakistan, Ethiopia and Colombia.

Nestlé recognises that it cannot work alone, and is building partnerships such as the Sustainable Agriculture Initiative (SAI) that it co-founded in 2002. Twenty food-related companies have joined the SAI Platform, working together to improve sustainable agriculture (http://www.saiplatform.org/).

We are a major supporter of the World Cocoa Foundation's projects to improve cocoa farming, and a founding member of the International Cocoa Initiative to eliminate unacceptable child labour practices.

Job creation

As Nestlé develops around the world, local economies benefit, not only because we buy raw and packaging materials, but also because we create jobs in our factories, offices and sales forces. Nearly half of Nestlé's factories and of its 250 000 employees are in developing countries. Two thirds of employees undergo training each year, from basic literacy through apprenticeships to management training.

In South Africa, Nestlé joined with the Umsobomvu Youth Fund, created by the Government to help unemployed young people find jobs. This organisation contributes to their basic training, including driving lessons, life-style skills, such as how to open bank accounts, and elementary business skills. As a result, by mid-year 2007 we plan to have 2000 new Nestlé ice-cream vendors on local streets, and 5000 by the end of 2008. Job creation such as this makes a significant contribution to the growth of our business and also helps to reduce unemployment.



New vending jobs created through a partnership supported by Nestlé South Africa

In Brazil our door-to-door selling operation will employ 15 000 women part-time by the end of 2007, bringing additional funds to low-income groups. Our new factory in Feira de Santana not only creates new jobs at Nestlé but, for every Nestlé job, also creates five indirect jobs amongst distributors, brokers, suppliers, etc.

Health and safety at work

Nestlé places the highest priority on protecting its people at work, and strives to create a safe and healthy working environment for all. In 2006, we further strengthened our health and safety management practices and improved our safety performance. The number of work-place injuries incurring lost time has decreased over the last five years from 12.2 to 4.8 injuries per million hours worked. 115 factories and 88 distribution centres have worked for a full year without a single lost time injury. However, in 2006, three employees died in road accidents and five contractors lost their lives during construction work. To minimise the risk of such tragic events, we are further expanding our safe-driver programmes and monitoring contractor companies to ensure that they apply the same high standards of occupational safety.

Our Dong Nai factory in Vietnam has worked for 8.5 million hours without a lost-time injury. Our Lipa factory in the Philippines has had no lost-time injuries for more than eight years. An increasing number of external bodies recognize the safety excellence in our operations. For example, our Navanakorn factory in Thailand received the National Safety Award for the third consecutive year and Nestlé Indonesia was named Indonesia's Most Caring Consumer Goods Company.

Nutrition, Health and Wellness in the work-place

Across the world, we run Wellness Programmes which are not only beneficial for our employees, but also help to reduce absenteeism and improve productivity. Individual programmes vary from country to country but include practical and theoretical advice on issues such as nutrition and energy, fatigue and stress, and the importance of exercise, as well as physical check-ups, massage, and seminars on topics such as healthy cooking. Staff canteens ensure that healthy meals are readily available. Nutritional training is continuous so that Nutrition, Health and Wellness are embedded in our culture throughout the Company.

Ensuring food quality and safety

For every bite or sip of a Nestlé product, we have to ensure the highest levels of quality and safety. This responsibility affects the entire supply chain – from raw materials via manufacturing, packaging and distribution, to the point of consumption.

All our factories have a laboratory that systematically analyses raw materials and ingredients. Nestlé products are checked on the production line and in their finished state to ensure that they meet our standards, as well as national and international regulations.

Number of lost time injuries


2002
2003
2004
2005
2006
per million
hours worked
12.2
10.6
9.1
7.0
4.8

The health and safety of our employees continue to be a major priority.



Work-place safety: a worker at Ocotlán, Mexico, wears a safety harness to inspect and clean a milk tanker

Several outstanding achievements have been recognised through official awards in 2006, including the Environmental "Tableau d'Honneur" for a new refrigeration plant at our factory in Lisieux (France) that replaced ozone depleting HCFC refrigerants; "The Environmental Guardian Award" in Manila (Philippines) for their water conservation programme; "Thailand and ASEAN Energy Award" in Chachoengsao (Thailand) for using coffee grounds as a renewable energy source to produce steam; "New South Wales Energy and Water Green Globe Awards" in Blayney (Australia) for their energy-smart business programme; and the "Most Environment Friendly Industry of the Year Award" in Agbara (Nigeria) for Nestlé's sustainable use of water resources through its wastewater treatment plant, the first of its kind in the area.

Environmental stewardship

We are committed to environmentally sound business practices. In line with our Corporate Business Principles and the United Nations Global Compact, we support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility and encourage the development and diffusion of environmentally friendly technologies. In 2006, we again reduced water and energy consumption and greenhouse gas emissions. The process of tracking performance indicators has been reviewed and validated by an independent verification company, Intertek.

2006 marked the tenth anniversary of the Nestlé Environmental Management System (NEMS) which has served as a solid basis for continuously improving our environmental performance. We have reinforced our leadership position by seeking independent certification of all our factories to the internationally recognised standards. Currently, 49 factories hold an ISO 14001 (environment) certificate and 22 are OHSAS 18001 (occupational health and safety) certified.

We have initiated a programme called CARE, through which independent auditors verify the application of the company's standards in the area of human resources, work-place health and safety and environmental practices throughout our global manufacturing network. 180 Nestlé factories were audited during 2006. While the auditors did not find any significant issues, the programme has reinforced the systematic application of our high standards and led to hundreds of enhancements as part of our continuous improvement approach.



Chachoengsao factory, Thailand



Nestlé Nigeria's Agbara waste water treatment plant has won widespread acclaim

Water

Nestlé is achieving consistent, measurable reductions in its use of water, notably in manufacturing. We have initiated new efforts in the area of agriculture, the largest user of water. Water is now a priority in our farming assistance programmes. Initiatives range from new coffee processing technology in Ethiopia that's led to a 96% reduction in water use, to improving coffee irrigation in Vietnam that's estimated to generate water savings of 60%. You can read in detail about Nestlé and Water in the booklet accompanying this report.

Improved environmental performance in manufacturing

Nestlé's environmental performance indicators confirm our continuous improvement. The data show an impressive decoupling of volume growth from resource consumption and environmental impact. While our production volume increased by about 90% during the past decade, we reduced the amount of water and energy needed in the production process by 29% and 6%, respectively. Latest performance indicators are available at www.environment.nestle.com.

These improvements are a result of continuous significant investments of around CHF 100 million per year in cleaner and more efficient technologies, combined with voluntary programmes in our factories that generate enthusiasm and responsibility among our employees all over the world.

Packaging eco-design

We have persistently pursued our packaging source reduction programme. Without compromising product quality, packaging material savings from 1991 to 2006 amounted to 315000 tonnes and a saving of CHF 560 million on a worldwide basis.

Our developments in innovative retail packaging use 30% less material and have a higher compressive strength, even under monsoon conditions. The new tray and cover for *Milo* pouches received the Malaysia Star Packaging Award from FMM Packaging Council of Malaysia for higher production efficiency, lower cost and less waste.

Food fortification

In all product categories, as you will see in this report, we are improving nutrition and health benefits by for example reducing salt, fat and sugar or including prebiotics and probiotics, additional vitamins, and calcium. One example is in South East Asia: Nestlé R&D developed a new process for malt extraction for *Milo* that enabled less sucrose and more complex carbohydrates. The new product, launched in Malaysia in July 2006, is being rolled out across Asia this year.

Our priority on nutrition, health and wellness isn't limited to mature markets but applies across the world, especially in developing markets where low incomes are prevalent. 62% of today's population live on USD 1500 or less a year. By providing good nutrition at the lowest price point, without compromising on taste or quality, our "Popularly Positioned Products" enable those with limited spending power to benefit from low-cost, nutritionally beneficial products. In West African countries, for example, our affordable nutritious products have accumulated profitable sales of over a billion Swiss francs.

Water consumption and waste water generation



1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
200
175
150
125
100
75
50
25

>Production volume >Water consumption >Waste water generation

Energy consumption and greenhouse gases



1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
200
175
150
125
100
75
50
25

>Production volume >Energy consumption >Greenhouse gases

Our water consumption, waste water generation, energy consumption and creation of greenhouse gases have fallen over the last decade despite a near 90% increase in production volumes.

Tackling obesity

The *World Health* Organisation estimates that by 2015 some 1.5 billion people will be obese or overweight, a 50% increase versus 2005. Brands like *Stouffer's Lean Cuisine* and *Jenny Craig* are specifically targeted at weight management. Both brands offer calorie and portion-controlled meals but also give information, advice and guidance on achieving a balanced diet and balanced life-style with appropriate exercise.

One of our most impressive success stories has been an anti-obesity programme called "Together Let's Prevent Childhood Obesity". It started as a pilot project 14 years ago in northern France, sponsored by Nestlé, but due to its success in stopping the increase in childhood obesity, is now spreading across Europe, including Nestlé sponsorship in Spain.

Malaysia has one of Asia's highest rates of childhood obesity due to poor diet, insufficient physical exercise and, in particular, a result of low participation in sport. In this context, *Milo* has created the "Grow with Sports" public service initiative to promote a healthier lifestyle, and fight against childhood obesity, by informing parents about the values that sport can inculcate in children. The campaign includes over 200 grass-roots, youth-oriented sports events sponsored by *Milo*.

We investigate renewable resources, and our leadership has been widely recognised: the *Dairy Box* biodegradable tray made from renewable resources won the Silver Star and "Best in Category" as "Best Packaging Innovation leading to a significant reduction in household waste" by the British Institute of Packaging, and first place in the "Environmental" category of the UK Packaging Awards 2006.


Dairy Box

Dairy Box: innovative eco-friendly packaging solution in the UK


Crecimiento
Nido

Maggi Sopa Crecimiento is an affordable soup, fortified with calcium and vitamins A and D, sold in Central America and Brazil

The Nestlé Nutrition Council

The Nestlé Nutrition Council was founded 29 years ago, in 1978. Its purpose is to review current and developing nutritional issues related to our business and to determine their impact on our policies and strategy. For example, the Council reviewed issues such as obesity in 1995, diabetes in 1997, childhood obesity in 1998 and personalising food for health in 2003. The council is composed of ten internationally renowned nutritional scientists with a spread of nationalities and specialities. One of their key roles is to review Nestlé policies prior to their approval by the Nestlé Board. These policies then become mandatory. Since 2000, policies have been implemented on the levels of trans fatty acids, sodium (salt) and sugar in foods, as well as iron fortification in foods and nutrient fortification.

Nutritional education

Good food habits start at an early age, and much of the focus of our education is in schools. In Russia we've reached well over a million school children since 1989 with a nutritional education programme based on characters from the popular children's television series, "Sesame Street". In Brazil, our "Nutrir" programme has covered 800 000 children and involves 1500 Nestlé employee volunteers. In Thailand we've covered 2000 primary schools. Similar programmes are running in countries across all five continents. For a complete review of our nutrition education programmes, see our website: www.community.nestle.com.

Nestlé in the community

Reaching out beyond our business, Nestlé has over 400 community projects running in 90 countries. They include the many research programmes of the Nestlé Foundation for the Study of Problems of Nutrition in the World.

Another important example of a community project is in Sri Lanka, where only one in ten households has tap water. To provide rural communities with access to drinking water, Nestlé is financing clean drinking water facilities in villages located near its manufacturing operations. Examples include the Sandalanka District Hospital and 3000 pupil Pannala National School, which are in the vicinity of the Nestlé Lanka Kurunegala factory. The hygienic facilities are built by drilling deep bore wells and installing water tanks to store the clean water.

You can read about our activities in our report "Nestlé, the Community, and the UN Millennium Development Goals". This outlines over 150 projects in 66 countries that support the UN goals aimed at addressing the most pressing needs of people, particularly in developing countries. They focus on poverty reduction, education, health for women and children, and impacting pandemics like HIV/AIDS and malaria.

Corporate donations and emergency relief

Over half the corporate donations made by Nestlé are directed to the nutrition, health and well-being of children and youth. Other donations are directed at education and skills-building in developing countries as well as humanitarian relief, especially following natural disasters. We encourage voluntary involvement by our staff.


MILO

Helping to combat obesity, *Milo*-sponsored youth-oriented sports events promote physical activity



This Nestlé-sponsored "Sesame Street" nutrition education programme has reached over a million Russian schoolchildren

Nestlé has signed a new partnership agreement with the International Federation of Red Cross and Red Crescent Societies to provide funding totalling CHF 1 500 000 over three years, mostly for projects related to the International Federation's Global Water and Sanitation Initiative (GWSI). Initial projects supported by Nestlé will include ensuring safe and sustainable water supply to villages in sub-Saharan Africa as well as community training and hygiene promotion. Nestlé's support for the Federation's water initiative is an integral part of its commitment to the UN Millennium Development Goals, four of which have significant water components. The first wells to provide clean drinking water in Mozambique were inaugurated in 2006.



Recognition

Nestlé improved its score in the SAM assessment on all dimensions (economic, environment and social) for the Dow Jones Sustainability Indexes, and is ranked in the top group of all food companies in the world. We have been recognised for consistently improving on transparency and reporting on sustainability issues. SAM, one of the leading independent groups specialised in sustainability investments, identifies companies that meet sustainability criteria and thus should lead their peers in shareholder value creation.

Nestlé has received high marks from the One World Trust in its 2006 Global Accountability Report. Nestlé received the 3rd highest overall score out of the ten major companies evaluated, including the highest score of any company on transparency and second highest on having systems that evaluate social and environmental impact and use them in future planning. The One World Trust is an NGO having official status with the Economic and Social Council of the United Nations and was founded in 1951 in the UK by the All-Party Parliamentary Group on World Government.

In Infant Nutrition, an independent body (GES Institute in Scandinavia) placed Nestlé at the top of all manufacturers regarding WHO Code compliance for Infant Formula – with no claims for violating the code.


IMPLEMENTED BY
WITH ASSISTANCE

Dow Jones Sustainability Indexes
Member 2006/07

Our Food and Beverages business

Nestlé – a company built on strong brands

Strong brands build strong relationships with consumers. Strong brands inspire innovation. Strong brands have a natural momentum for faster growth. Strong brands achieve higher profitability and create longer-term shareholder value. Nestlé is built on a foundation of very strong brands. Some are global, some regional, some local. Most have category leadership, globally or locally, and are an integral part of people's lives. For example, over 4000 cups of *Nescafé* are drunk every second. Whether the brands are over 100 years old, like *S.Pellegrino* or *Nestlé Moça*, or much younger, like *Nespresso*, their dynamism and relevance to consumers ensure that they continue to grow dynamically.

Our billionaire brands

The brands below have sales in excess of CHF 1 billion.

Beverages

Nescafé, Milo, Nesquik, Nestea, Nespresso

Milk products

Nestlé, Nido, Coffee-mate, Carnation

Water

Nestlé, Nestlé Pure Life, Poland Spring

Nutrition

Nestlé, Nestlé

Prepared dishes and cooking aids

Maggi, Buitoni, Lean Cuisine, Hot Pockets, Stouffer's

Chocolate, confectionery and biscuits

KitKat, Nestlé

Ice cream

Nestlé Ice Cream, Dreyer's, Edy's

PetCare

Purina, Purina Dog Chow, Friskies

Pharma

Alcon

In Nutrition, the *Nestlé* brand has sales in excess of CHF 1 billion in both the Infant Nutrition and Baby Food categories.

Leadership in Nutrition, Health and Wellness

Ever since 1867, when Henri Nestlé invented the first infant food, nutrition has been in our DNA. Today our emphasis on nutrition is mirrored by more and more consumers, as they realise that food choices affect their health and quality of life.

We have a responsibility to make available to everyone everywhere the best quality, highly nutritious food – whether in a trendy part of London, or a remote village in Madagascar. This is good for the consumer, but it's also good for us: as we add a superior nutrition, health and wellness dimension to our products, so we move Nestlé to faster growing, more profitable segments of the food industry.

Leadership in Nutrition, Health and Wellness

...in key categories

> Infant nutrition, Medical nutrition, Performance nutrition, Weight management, Water, Powdered Beverages, Dairy, Culinary, Cereals...

...in Nutrition, Health and Wellness Science

> The largest private research organisation in the world entirely dedicated to basic research in food and nutrition; total R&D expenditure in 2006 of CHF 1.7 billion

> Product innovation and renovation is driven by a unique programme (60/40+) for both taste preference and nutritional superiority

Leadership in Consumer Communication

> The *Nutritional Compass* appears on 80% of Nestlé packaging worldwide

> Nestlé Consumer Services receive 10 million calls a year

> School and consumer education programmes initiated by Nestlé on all continents

Leadership in Social Engagement

> Supporting the UN Global Compact

> Partnering to address today's biggest challenges – from malnutrition to obesity

> Helping hundreds of thousands of farmers to have sustainable livelihoods

> Providing free, safe drinking water in schools and communities

> A Foundation to support research into nutrition in developing countries



Sahne-Nuss chocolate bar, Chile: 100% flavour with 0% added sugar



60/40+ is our unique system of rigorous product testing

Driven by consumer-focused, science-based Research & Development

Around 3800 people from more than 50 countries work in Nestlé's worldwide network of research, development and product testing centres. The focus of our R&D is on products that provide specific health and nutritional benefits. Examples include *Nesquik* with *Calci-N* for stronger bones in growing children, and *Nesvita* with *Lactofibras* to help digestion or with *ActiCol* to lower cholesterol.

Nestlé Corporate Wellness Unit

The Corporate Wellness Unit is responsible for driving the nutrition, health and wellness orientation across Nestlé's Food and Beverages business. A wellness network of about 300 people around the world is responsible for implementation.

Products with nutritional benefits

60/40+ is our unique system of rigorous product testing that combines a scientific nutritional assessment with a taste preference versus competitor brands. It results in compelling, consumer-relevant products which are differentiated from our branded competitors and private label, and are supported by meaningful, credible and relevant communication. Above all, 60/40+ improves the brand's value proposition, its growth, market shares, and profitability.

We are reviewing the nutrition content of our products and have reduced sensitive nutrients – such as sodium (salt), sugar and trans fatty acids – and increased others that are considered as "positive" for health – such as calcium, whole grain and fibre. We are also adding additional health benefits to products in the form of Branded Active Benefits (BABs). These include *Prebio*[1] for digestive comfort, *Actigen-E* to help release energy from food, *BL* for immunity and protection and *NutriActive-B* to help growth of children. In 2006 products with BABs achieved sales of CHF 3.8 billion, an increase of more than 20% over 2005.

The consumer's nutritional partner

We would like to increase people's understanding of nutrition and to become the consumer's "nutritional partner". We believe that good communication forms a bridge between our products and our consumers to help them enjoy a more balanced diet and bring to life our belief, *Good Food, Good Life.* The most practical manifestation of this is our *Nutritional Compass,* an innovative nutrition labeling system which is now on packaging representing over 80% of our sales.

The *Nutritional Compass* comprises three elements: "Good to know" gives nutritional facts; "Good to remember" gives tips for healthy lifestyles, cooking and diet; "Good to talk" invites the consumer to call our Consumer Services teams or log onto a website. 96 Consumer Services teams around the world employ about a thousand people, including nutritionists. In 2006, we received around 10 million calls.

Strengthening leadership in specialised nutrition

Nestlé Nutrition is an autonomous unit within Nestlé, focused on Infant Nutrition, Healthcare Nutrition, Performance Nutrition and Weight management. Nestlé Nutrition develops science-based nutrition products and services that enhance the quality of life for people with specific nutritional needs. For this reason, the product's nutritional functional benefit is the key priority. Nestlé Nutrition's products are sold through hospitals, clinics and licensed pharmacies. Over 2500 medical representatives call on GPs and paediatricians.

The following pages show some of the innovations that are fast making Nestlé the world leader in Nutrition, Health and Wellness.

Jenny Craig and Uncle Tobys were acquired in 2006. The acquisition of Novartis Medical Nutrition was announced in 2006 and should be completed in 2007. These acquisitions advance our leadership in Nutrition, Health and Wellness. Jenny Craig and Novartis Medical Nutrition will both be part of our Nutrition Division, whilst Uncle Tobys, a major food company in Australia, active in healthy snacks, soups and cereals, will form part of our broader Food and Beverages activities.

Jenny Craig®

UNCLE TOBYS


FAZ BEM SABER
Nestlé
Uma informação importante
Uma dica saudável
INFORMAÇÃO NUTRICIONAL
Serviço Nestlé ao Consumidor
0800-7702411
www.nestle.com.br
Prepare o seu!

The *Nutritional Compass*, an innovative and transparent nutrition labelling system

The *Nutritional Compass* comprises three elements: "Good to know" gives nutritional facts; "Good to remember" gives tips for healthy lifestyles, cooking and diet; "Good to talk" invites the consumer to call our Consumer Services teams or log onto a website.




Nestlé Nutrition



Nutrition solutions for early stages of life



Breastmilk is the best for babies up to 2 years
Nestlé
NAN
Milk Supplement powder with Iron
probiotics
DHA
ARA
Breastmilk is the best for babies up to 2 years
Nestlé
NAN
1
Starter infant formula powder with Iron
PROTECT START
probiotic
effect
DHA
ARA
OPTIPRO
900g
From birth onwards

Nestlé NAN, a premium infant food with probiotics, launched in Mexico in 2005, will be in 60 countries by the end of this year.

Nestlé NAN and *Nestlé NAN HA* Breast-feeding is best for feeding an infant at the initial stage of life. However, for mothers who cannot or who decide not to breast-feed, Nestlé uses cutting-edge research to offer optimal nutritional solutions for infant feeding in the first year. Infant formula has to provide all the nutrients that babies need. Our infant formulas address a wide range of nutritional needs including specialities for premature babies and babies with digestive problems. *Nestlé NAN* with *Protect Start* and *Protect Plus* is the first nutrient system that has been clinically proven to enhance a baby's immune defences. *Nestlé NAN HA,* a hypoallergenic infant formula, reduces the risk of allergies by 50% in infants.


BREAKFAST SCRAMBLE
Jenny's Cuisine®
NET WT 6.70 OZ (190g)
For sale only through the Jenny Craig Weight Management Program

One-on-one advice on nutrition, weight management and exercise

Jenny Craig

Jenny Craig was acquired in 2006, adding the fast-growing Weight Management sector to Nestlé Nutrition's portfolio. The Jenny Craig programme is an example of Nestlé's move to more personalised nutrition, helping individuals to counter obesity and to manage their weight. There are over 600 Jenny Craig centres operating in the USA, Canada, Puerto Rico, Australia and New Zealand where consumers receive one-on-one advice on nutrition, weight management and exercise. Personalised menus, made up of calorie controlled, nutritionally balanced *Jenny Craig* branded foods, are an integral part of the programme. This business is enjoying double digit growth, as well as good profitability.


MILO
ENERGY
FOOD DRINK
Nestlé
MILO
MILO

Milo is an immensely strong brand.
For example, it has over 90% market share in Malaysia.

Nestlé NIDO Nutrition System, which has achieved sales of CHF 1 billion in just five years, lays the foundation for healthy growth and development at each stage of childhood, starting from one year old. It now incorporates Lactobacillus *PROTECTUS* to help strengthen the defence system against harmful germs and bad bacteria. *NIDO 1+* with Lactobacillus *PROTECTUS* and *Prebio¹* is a growing-up milk for 1-3 year old children that strengthens their immune defences (protection); *NIDO 3+* with Lactobacillus *PROTECTUS* and *Prebio³* is a pre-school milk for 3-5 year old children that delivers protection together with the ingredients for good development; *NIDO 5+* with Lactobacillus *PROTECTUS* and *Calci-N* is for children from 5 years onwards and delivers protection and calcium for their continuing healthy growth.

Making strong, healthy brands even stronger and healthier


New & Improved
Nestlé
NIDO
Growing-Up Milk
Active Protection
1+
Lactobacillus PROTECTUS
Prebio
DHA
From 1-3 years old
For your little discoverer
700g

Nestlé NIDO, invented over 60 years ago, is the world's top-selling children's milk powder, with sales of over CHF 3 billion in Latin America, Asia and Africa.

Nestlé Milo is the world's top-selling chocolate malt drink and an important contributor to nutrition, health and wellness, particularly for growing children. Children love its taste and parents like it because it sets their children up nutritionally for the day. *Milo* is made with natural, nutritious ingredients – malt extract, milk solids, sugar and cocoa, fortified with vitamins and minerals. It contains several natural micronutrients with strong nutritional benefits – eg: polyphenols from cocoa and malt; vitamin B from malt; and iron, zinc and calcium from milk and cocoa. Invented over 70 years ago in Australia, today *Milo* is sold in more than 30 countries, mainly in Asia and Africa. Sales last year topped a billion Swiss francs.


Brocccoli

The "Nestlé Ernährungsstudio" website attracts over 300 000 visits per month, with an average five minutes duration. The "Nestlé Ernährungsstudio" website provides solutions for balanced nutrition that fit individual life-styles. It includes individual health checks, and online coaching for tailor-made diet/ nutrition plans.

Stouffer's Lean Cuisine helps consumers to eat well, but also provides tools that help them live a healthy lifestyle. The wide selection of delicious and convenient, portion and calorie-controlled meals helps consumers to balance great taste with good nutrition. *Lean Cuisine* also guides and encourages lifestyle changes that can be maintained for life. *Lean Cuisine* is brand leader in the Nutritional Meals segment within Frozen Food in the USA, Canada and Australia. Its sales in 2006 made it one of Nestlé's billion Swiss franc brands.

Promoting a lifetime of healthier living


ginger garlic stir fry with chicken
NEW!
NO PRESERVATIVES
Stouffer's
LEAN CUISINE
Panini
southwest-style chicken
GRILLS
NEW!
Stouffer's
LEAN CUISINE
LEAN CUISINE
IT'S GOOD TO KNOW
Nestlé
Good to remember
Good to talk
Good to know

LeanCuisine.com attracts 50 000 visits every day. The site gives personalised nutritional assessments and helps with calorie-controlled meal planning.

"Nestlé Ernährungsstudio" (Nestlé Nutrition Centre) At Nestlé we believe that it is not sufficient just to launch new products and renovate the existing portfolio with increased nutritional benefits. We have a responsibility also to be proactive in providing clear information and sound nutritional advice. The "Nestlé Ernährungsstudio" in Germany is a good example, helping to add value to our brands, and positioning us as the consumers' preferred nutritional partner. It offers pragmatic nutritional information and advice to bring greater nutrition, health and wellness to individuals and their families. It works holistically, communicating one-to-one, on the internet, on the pack and in shops.



Consumers are delighted to be able to enjoy the great taste of an indulgent food while benefiting from reduced calories and fat.

Dreyer's Slow Churned light ice cream was the first to benefit from our proprietary Low Temperature Freezing (LTF) technology to simulate creaminess without using fat. It enabled us to create ice-cream that had the same, or even better taste than regular ice-cream, but with half the fat and as much as a third fewer calories. The LTF technology is now working its magic on other *Nestlé* ice cream brands such as *Häagen-Dazs* in the USA, *La Laitière* in France and *Mövenpick* in Germany.

Innovative technology creates lower fat, great tasting ice cream brands



MÖVENPICK
vollendeter Genuss
Jetzt mit weniger Fett
NEW
Häagen-Dazs
Light
mint chip
Nestlé
La Laitière
Nouveau
Onctueuse et Légère
Lentement Fouettée
Vanille Intense
NEW!
Nestlé
Real Dairy
New
50% Less Fat
than Real Dairy ice cream
French Vanilla
Dreyer's
Slow Churned
RICH & CREAMY
Light
1/2 the Fat
ALL NATURAL FLAVORS
NEW!
Chocolate Fudge Chunk

Real Dairy ice cream in Canada is a great example of how 60/40+ drives growth. Its nutritional profile meets the criteria for all public health sensitive nutrients, which means that mums feel happy watching their children enjoy ice-cream... and it has a 68% taste preference. *Real Dairy* took market leadership within two years. It has also paved the way for a range of "good for you" ice-creams that include *Real Dairy* with Omega 3, and 98% fat free *Real Dairy* with no sugar added.


Novo
Ideal

Nestlé Ideal is fortified with iron, calcium and vitamins A and D to provide a nutritious product at an affordable price to lower income families.

Nestlé's "Popularly Positioned Products" Almost 55% of the world's population live in 10 countries, including China, India, Indonesia and Brazil, where many have limited spending power. We recognise that the spend on food of these lower income groups, even in Europe, is not discretionary, and that our responsibility is to use our know-how to create products that meet these consumers' needs, whilst also providing an appropriate financial return. We are addressing this market through our "popularly positioned products", which are locally made to combine an affordable price point with a high level of nutritional value and great taste.

Popularly Positioned Products

Nestlé is committed to providing food with a high level of nutritional value to consumers, regardless of their income.



Annual per capita income (USD)
> 28 000
13 000
1 500
<1 500
10%
Target consumers for PPP

Affordability and availability Getting our products to local communities in vast countries with widespread populations can be quite a challenge. Our response, which has led to greater market penetration, has sometimes been to handle retail deliveries ourselves. Our Direct Store Delivery (DSD) initiative goes direct to the street outlet. This has benefited us by increasing our product availability, as demonstrated by impressive shares of traditional trade outlets. In China, Brazil and Mexico, we have products in around 50% of outlets; in Indonesia it's as much as 70%, and in India almost 90%. DSD has also helped us to improve our control over our products' in-shop visibility and has enabled us to capture more of the value chain.

Driving profitable growth

Innovations are a key contributor to achieving our 5% to 6% growth target, as well as improved profitability – the Nestlé Model. Our strategy for innovation is based on bigger opportunities, better execution, and bolder initiatives. Innovation projects must be differentiated from the competition, be consistent with nutrition, health and wellness and must deliver sufficient scale and returns.



Le Cube
NESPRESSO

Bigger opportunities, better execution and bolder initiatives.

Bigger opportunities means focusing on fewer, but bigger opportunities, especially those related to expanding the geographic spread of our big brands. One example is *Hot Pockets.* These frozen snacks are the market leader in the USA, where in 2006 they notched up about CHF 1 billion in sales. In 2005 *Maggi Hot Pockets* was launched in Europe, giving us 5% brand share of the total European snack market, and sales of over CHF 40 million. The success of *Hot Pockets* is built on proprietary technology that creates a uniquely delicious fresh-baked taste straight from the microwave.

Better execution of our innovation projects is being achieved as a result of two highly successful initiatives. "Cluster Management" brings together brand managers in different countries that share similar opportunities and challenges, and who can work together on innovations that can then be quickly rolled-out in their countries.

Our "Innovation Acceleration Teams" drive faster, more efficient deployment of winning initiatives. For example, *Nestlé Tea Time,* our successful tea enhancer brand in India and Pakistan, was launched in under eight months in Egypt, Malaysia, the Middle East and South Africa. The result? Incremental sales of over CHF 40 million.

Bolder initiatives are about big ideas that make big leaps – like our low fat, low calorie ice-creams and the examples of other innovations shown in the next four pages.


Nestlé
Tea-Time
Tea Creamer


Maggi
HOT POCKETS
2 Tortilla-Taschen
Chili con Carne
NEU
2:30 min
Mikrowelle


NESCAFÉ
Cappuccino
CREMIG ZART
Mit extra viel Löffel-Schaum!
10
Serviervorschlag


Beneful

Beneful Prepared Meals: nutritious, appetising and appealing...
and it looks just like human food.

Beneful Prepared Meals Our Consumer Insight research uncovered a need that hadn't yet been addressed: a dog food that went beyond keeping dogs healthy and active. The owners wanted it to be *nutritious, appetising* and appealing... and to look like human food. Extending our proprietary know-how, we were able to give *Beneful* Prepared Meals a real meat appearance to go with its wholesome ingredients and high nutritional content. Launched in the USA, we have captured 6% market share in the launch area and are enjoying strong repeat sales and continued growth.

Fun alternative to sweetened carbonated soft drinks


Poland Spring
AQUAPOD
NATURAL SPRING WATER

Poland Spring Aquapod

Poland Spring Aquapod is the USA's first water brand specifically for children. It addresses parents' desire for products that can help prevent *juvenile obesity*, and is based on an egg-shaped bottle that combines practicality with novelty. Our proprietary "PLOC" (PET Light Ovoid Container) technology is able to use far less material than regular bottles – with bottle walls of only 0.05 mm compared with 0.2 mm for standard bottles, consistent with our commitment to reduce our environmental impact. The benefits of lightweight packaging can be passed on to the consumer, as is the case in Nigeria where PLOC provides safe, good quality water, at an affordable price.

Nescafé Dolce Gusto: a new level of convenience and quality


KRUPS
Dolce Gusto
Dolce Gusto

Nescafé Dolce Gusto is an attractively priced, top class coffee system aimed at the mass market. It delivers high quality coffee in a very convenient form, creating a quick, delicious cup of speciality coffee in the comfort of your home. *Dolce Gusto* was launched in 2006 in Switzerland, UK and Germany, with more markets to follow. It functions incredibly quickly and conveniently. Only two finger movements are necessary to make an Espresso, Cappuccino, Caffè Lungo or Latte Macchiato just like in the best Italian coffee houses. The combination of our fresh coffee in capsules and our patented, variable extraction pressure technology achieves 60/40 taste preference against the competition for each of the varieties.

Nespresso, meanwhile, celebrated its 20th birthday by exceeding CHF 1 billion in sales for the first time in 2006.

Leveraging R&D expertise to launch big brands


New
Maggi
DAL
ATTA NOODLES
Taste Bhi Health Bhi
Sambar

Maggi Dal Atta Instant Noodles are enhanced to deliver desired nutrition benefits, yet still provide consumers with the full taste they enjoy so much.

Maggi Instant Noodles Whole wheat flour or atta is an important part of Indian cuisine used to prepare favourite snacks and bread. Its high dietary fibre content helps digestion and is perceived to contribute positively to health. *Maggi* Instant Noodles, one of the most popular snacks in India, launched a healthy noodle made from whole wheat flour (atta) with added real vegetables. *Maggi* Vegetable Atta Noodles provides good taste and unique health benefits such as dietary fibre, protein, energy and calcium equivalent to three Indian breads, whilst the salt content has been reduced. All this has combined to achieve 60/40+ taste and nutritional superiority over the competition. The launch was followed by *Maggi* Dal Atta Noodles, combining the goodness of whole wheat flour and pulses.

Leveraging our scale and structure to enable profitable growth

We are leveraging our scale to drive bigger innovations more broadly around the world... faster.
We are also leveraging our scale and structure to improve our operational efficiency, to further speed up our organisational transformation and to enable our markets to be more focused on opportunities for growth with their customers and consumers.

Foam booster is a proprietary technology for nutritionally superior products used in three product categories.


NESCAFÉ
Cappuccino
CREMIG ZART
Mit extra viel Löffel-Schaum!
10
Serviervorschlag

Faster, more profitable innovation

Our consumer-centric, science and technology-driven R&D model is, year by year, leading to faster, more profitable innovations. Our focus on fewer bigger projects has led to a threefold increase in market commitment, a doubling of resources for breakthrough innovations, and significant improvements in consumer preference as measured by 60/40+.

To combine global scale and local relevance, our R&D structure cascades from our research centre into the countries. The Nestlé Research Center in Switzerland focuses on global science and technologies and basic research in nutrition, food science and food safety. It hosts the annual International Nutrition Symposium and in 2006 it published 250 scientific publications. Our 18 Product Technology and R&D centres around the world are experts in specific product categories and technologies, and are linked to our 280 Application Groups in the markets, which work primarily on local adaptations.

The power of collective knowledge

Four expert networks link our R&D units on aspects of science and technology that are common to every Nestlé product. They are: the Quality and Safety Network, the Nutrition Network, the Sensory Network and the Food Technology Network.

Networking internally means that we make the most of what we've got. But external partnering in key benefit areas brings fresh ideas and enables us to increase our R&D output without increasing the number of people we employ. Having trebled our partnerships in five years, we now have around 300 contracts with universities and other partners for basic research. We also have co-development partnerships helping us extend and accelerate our innovations.

Applying science and technology to nutrition, health and wellness

We are applying science and technology to make products that contribute to nutrition, health and wellness across all our categories.

We were first to use Low Temperature Freezing (LTF) technology for ice-cream to simulate creaminess without fat. We were first to use probiotics – beneficial bacteria that strengthen the immune system – back in the early 1990s.

Our fermentation specialists have found a probiotic bacterium that has a long survival time and can benefit products in countries like Brazil, where the supply chain from factory to a small shop can be extensive.

Our extrusion expertise network has crossed knowledge transfer from hot extrusion (for infant and breakfast cereals) via co-extrusion (for filled bars and snacks) to cold extrusion (for ice-cream and chocolate).

We've developed technologies that use natural vegetable oils instead of partially hydrogenated fats, in bouillon cubes and seasonings for *Maggi*.

Even our foam booster technology that produces the creamy head for *Nescafé* Cappuccino has nutritional benefits by reducing the fat content. This technology has also been applied to *CoffeeMate,* as well as to *Maggi* culinary sauces and soups, producing the same foamy creaminess but with less fat.


Richer & Creamier!
Nestlé
Coffee-mate
COFFEE CREAMER
The Original
80cups
≈400g


Maggi
やわらか
ふんわり
にんじんスープ
Calci-N
3食入

Improving operational efficiency

In 1997, we embarked on a journey of cost optimisation that is continuing with the "Operation EXCELLENCE 2007" initiative. This journey has contributed to a reduction in cost of goods sold from 51.8% of sales in 1996 to 41.3% in 2006.

A key contributor to those savings has been our major initiative, GLOBE (Global Business Excellence), which was set up in 2000 to leverage our size as a strength and to enable us to manage our complexity (products, channels and geographic spread) with operational efficiency. It involved the implementation of harmonised Nestlé best practices, data standards and data management, and standardised information systems and technology.

Today, with the GLOBE sytems near to full implementation, the emphasis is on creating an agile fleet of businesses with a focused, fast and flexible "front-line" to generate profitable growth with our customers and consumers, and a slim, cost-efficient and service driven "back-line" to ensure supply.

There are hundreds, indeed thousands of examples of how GLOBE is benefiting Nestlé. We have implemented over a thousand best practices from all over our business. Over 300 global data standards and data management standards have been adopted by all our businesses and markets. Before GLOBE we had over a hundred disconnected data centres. We now have four. In Europe, before GLOBE, we had many different Income Statements. Now we've harmonised them into one, reducing complexity and improving benchmarking and decision-making.

We now have the GLOBE systems operating in over 60 countries, representing about 80% of our Food and Beverages business. We have over 100000 users operating GLOBE's processes, data and systems, in over 500 factories, including co-packers, over 400 distribution centres and over 300 sales offices.

Two specific examples show how GLOBE works at grass-roots level. In Israel, new channel pricing and promotional policies for *Nescafé* contributed to its market share increasing from 37% to 41% in 18 months, and its total trade spend reducing by 4%. In Chile, GLOBE identified 342 different channels for selling our products. One of them, cruise ships which carry thousands of passengers, has now become a lucrative source of incremental growth.

GLOBE permeates the whole of Nestlé, increasing employees' job satisfaction. Mushtaq Ahmed, a forklift operator in our Kabirwalla factory in Pakistan, described his job before GLOBE as "very routine and frustrating, spending most of the time searching the warehouse for stock and dealing with mountains of paperwork." When he heard about GLOBE, he considered quitting as he'd never used a computer or radio frequency scanner. But today Mushtaq works with GLOBE every day. He's avoiding the paperwork by entering information directly into the system. He can find stock quickly. He's working more efficiently. What's more, Mushtaq is going to teach his six children computer skills. "Thanks to GLOBE, I enjoy my work."

Operation EXCELLENCE 2007: continuing a 10-year journey of cost optimisation



Cost of goods as % of sales
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
51.8% 51.2% 50.1% 48.1% 46.8% 44.6% 43.2% 42.7% 41.7% 41.7% 41.3%

MH'97
> Continuous Improvements

Target 2004+
> Functional Targets
> Best Practice
> Restructuring the Industrial Network

Operation EXCELLENCE 2007
> Aligned targets across the Supply Chain
> Integrated Distribution and Industrial Networks
> Continuous Improvement culture

Global Nestlé Business Services (GNBS)
GLOBE enables GNBS to support our front-line by providing shared services for selected back-line activities. GNBS is essentially about allowing our front-line people to concentrate on profitable demand generation.

GNBS aims to deliver the most effective back-office support at best-in-class cost in four different "bundles": Employee Services, Facility Services, IS/IT Services and Financial Services.

Our experience with internally sourced and outsourced services is encouraging. For example, we have achieved a 40% productivity improvement in North America by outsourcing selected financial activities to off-shore centres. Similar productivity gains are being made in our Shared Services Centre in Brazil which caters for 21 countries in the region. In Oceania our Shared Services has improved efficiency by about 30%.

Overall, our GLOBE and GNBS initiatives are enabling our businesses and markets to focus their energies on driving profitable growth by freeing them of non-value added activities, whilst also reducing costs and improving efficiencies. As such, they are key contributors to the Nestlé Model of good growth and a consistent, year after year improvement in profitability.

GLOBE has over 100 000 users operating GLOBE's processes, data and systems, in over 500 factories, including co-packers, over 400 distribution centres and over 300 sales offices.

GLOBE system implementation Plan


Food & Beverages
sales
2002
2003
2004
2005
2006
2007
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%



Products for vision, health and beauty

Pharmaceutical and Cosmetics activities

Nestlé owns about 76% of the pharmaceutical company Alcon, and about 29% of L'Oréal with whom it has two joint ventures: Galderma and Laboratoires innéov. All four companies in their individual ways contribute to Nestlé's overall strategy of leadership in nutrition, health and wellness.

Alcon – In 2006, Alcon's global sales grew 12.3% to CHF 6.12 billion, while EBIT grew 16.6% to CHF 2.04 billion. Heavy investment in research and development is helping to discover drugs and technologies and launch further innovative products such as *DuoTrav* and *Travatan Z* ophthalmic solutions in Europe and in the USA. Sales were particularly enhanced by new launches including the *AcrySof ReSTOR* multifocal lens and *OPTI-FREE RepleniSH* multi-purpose disinfecting solution, as well as *Opatanol* ophthalmic solution in Europe. For further information, see Alcon's annual report or www.alconinc.com

Galderma – For our 50/50% joint venture with L'Oréal, 2006 sales grew 9.9% to CHF 1.08 billion, in part due to the launch of several new products, including *Clobex* Spray, a novel super high potency corticosteroid for psoriasis, *Metvix PDT* photodynamic therapy introduced in Brazil and *Curanail,* a lacquer treatment for fungal nail infections introduced in the UK. For further information, see www.galderma.com

L'Oréal – Consolidated sales grew 8.7% in 2006 (5.8% like-for-like) to EUR 15.79 billion. Net profit grew to EUR 2.06 billion, and net profit per share by 14.6% to EUR 2.98. The Garnier Fructis product line pursued its international expansion while the Dermo-Expertise product range of L'Oréal Paris won significant market share. In 2006, The Body Shop, selling naturally inspired beauty products, joined the brand portfolio with sales through a network of 2200 dedicated retail outlets in over 50 countries. For further information, see the L'Oréal annual report or www.loreal-finance.com

Laboratoires innéov – A joint venture between Nestlé and L'Oréal – specialises in cosmetic nutritional supplements. Its market share has grown to 13% in the 14 European countries where it operates. For further information, see www.inneov.com


ABSOLUE
PREMIUM βx
Crème Reconstituante Profonde IP 15
Advanced Replenishing Cream SPF 15
LANCÔME

After seven years' research on skin ageing, L'Oréal has developed a completely new active ingredient: Pro-Xylane.

Alcon's business is helping people to see the world more clearly


Alcon®
TRAVATAN®
40 µg/ml
Augentropfen/Collyre
2,5 ml


innéov
innéov

The innéov Sun range strengthens the cellular defences of the skin through its natural active *Skin Probiotic* ingredient.



In Sophia-Antipolis (France), Galderma has recently opened the world's largest dermatology research and development centre.

Group performance
Financial review

Strong sales and profit performances – the Nestlé Model
>Sales up 8.1%, or CHF 7.3 billion, to CHF 98.5 billion
>Organic growth of 6.2%, above 5-6% target – Food & Beverages the key driver
>EBIT up 12%, or CHF 1.4 billion, to CHF 13.3 billion
>EBIT margin up 50 bps to 13.5%
>Food & Beverages contributed 40 bps to the 50 bps Group margin improvement
>A strong performance from Alcon and the other health and beauty investments
>Net profit up 13.8%, or CHF 1.1 billion, to CHF 9.2 billion
>Net profit margin up 40 bps to 9.3%

Strong cash flow and increased return of funds to shareholders
>Operating cash flow increased 14.4%, or CHF 1.5 billion, to CHF 11.7 billion
>Operating cash flow increased by 70 bps to 11.9% of sales
>Capital expenditure increased by CHF 0.8 billion to CHF 4.2 billion
>Capital expenditure increased by 60 bps to 4.3% of sales
>Working capital reduced from 7.7% of sales to 6.7%
>ROIC excluding goodwill improved by 40 bps to 21.2%
>ROIC including goodwill improved by 30 bps to 11.7%
>CHF 3 billion share buy-back programme completed
>Proposed dividend of CHF 10.40 per share, an increase of 15.6%

Principal key figures (illustrative)

Income statement figures translated at average rate;
Balance sheet figures at year end rate

In millions of CHF (except per share data)

		2005 [a]	2006
Sales		91 115	98 458
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		11 876	13 302
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		10 043	11 166
Profit for the period attributable to shareholders of the parent Net profit		8 081	9 197
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		47 498	50 991
Market capitalisation, end December		152 576	166 152
Per share			
Total earnings per share	CHF	20.78	23.90
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	CHF	122.16	132.51

In millions of USD (except per share data)

		2005 [a]	2006
Sales		73 009	78 742
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		9 516	10 638
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		8 048	8 930
Profit for the period attributable to shareholders of the parent Net profit		6 475	7 355
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		36 258	41 727
Market capitalisation, end December		116 470	135 967
Per share			
Total earnings per share	USD	16.65	19.11
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	USD	93.25	108.44

In millions of EUR (except per share data)

		2005 [a]	2006
Sales		58 822	62 543
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		7 667	8 450
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		6 484	7 093
Profit for the period attributable to shareholders of the parent Net profit		5 217	5 842
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		30 448	31 691
Market capitalisation, end December		97 805	103 264
Per share			
Total earnings per share	EUR	13.42	15.18
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	EUR	78.31	82.36

[a] 2005 comparatives have been restated. See Consolidated Financial Statements

Financial Review

Overview

The Group's sales rose 8.1% from CHF 91.11 billion to CHF 98.45 billion in 2006. The EBIT (Earnings before Interest, Taxes, restructuring and impairments) margin increased by 50 basis points from 13% to 13.5%, and the net profit by 40 basis points to 9.3%. In Swiss francs, the Group generated in 2006 an additional CHF 7.3 billion of sales, an additional CHF 1.4 billion of EBIT, an additional CHF 1.1 billion of net profit, and an additional CHF 1.5 billion of operating cash flow. The Board is proposing to shareholders a dividend of CHF 10.40 per share, representing an increase of 15.6% over the CHF 9.– paid in 2006.

Sales

Sales were driven by real internal growth (RIG) of 4.7% and pricing of 1.5% which, together, created an organic growth of 6.2%. There was a net positive contribution from acquisitions and disposals of 0.3% and a positive contribution from foreign exchange of 1.6%.

The Food and Beverages business was, as always, the main contributor to the growth, contributing 7.8% out of the 8.1%, as its sales rose by CHF 6.6 billion to CHF 91.8 billion. Its organic growth was 5.9%, of which RIG contributed 4.2%. This performance reflects an out-performance in many markets and share gains across most categories.

The benefit to growth of our strategic transformation to Nutrition, Health and Wellness is evident, and the success of many of our brands is a direct result of their strong nutritional credentials, which are

2006 Highlights


in %
Sales
EBIT
Net profit
Dividend (Proposed)
+8.1%
+12.0%
+13.8%
+15.6%

Sales


2002
2003
2004
2005
2006
In millions of CHF
89 160
87 979
84 690
91 115
98 458

well recognised by consumers. Other brands, such as *Nescafé, Dreyer's* and *Kit Kat,* have benefited from strong performances of health-focused extensions. We have also continued to enjoy considerable success with our strategy of adding additional health benefits to products in the form of Branded Active Benefits (BABs). The organic growth of products incorporating a BAB was over 20% in 2006, and the sales of those products reached close to CHF 4 billion.

The engine for growth at Nestlé is its brands. These are fuelled by consumer-centric innovation, are market-tested through our stringent 60/40+ process, and have their benefits clearly communicated through the *Nestlé Nutritional Compass,* which is now on 80% of our products globally (60/40+ and the *Compass* are explained on page 26).

The strong Food and Beverages growth reflects good performances across most product categories, with 8% organic growth in Beverages, 7.1% in PetCare, 5.3% in Milk Products, Nutrition and Ice cream, 4.8% in Prepared dishes and cooking aids, and 2.6% in Chocolate, confectionery and biscuits.

Each of these product categories has one or more constituent from our portfolio of "billionaire brands", with sales in excess of CHF 1 billion (shown on page 55).

The strongest performer among them was *Nespresso,* which had sales in excess of CHF 1 billion for the first time in 2006 and grew over 40%. Nespresso is a high-quality roast and ground portioned coffee system. Positioned as a super premium brand, with a strong sales heritage primarily in Europe, it demonstrates that the right innovation can deliver strong growth even in "mature markets." It is growing rapidly as it is introduced in new markets around the world. The second fastest was *Nestlé* in the Water category which grew at about 30%. This brand is present in emerging markets and North America as *Nestlé Pure Life* and in Europe as *Nestlé Aquarel.*

There was double digit growth also in Beverages in *Milo,* as well as in Frozen Food in North America with *Stouffer's Lean Cuisine.* A number of brands achieved mid to high single digit growth, including *Nescafé* and *Kit Kat,* and *Nestlé* and *Nido/Ninho* in Shelf Stable Dairy, *Dreyer's/Edy's* in Ice cream, and *Purina* in PetCare. Most of the other "billionaire brands" achieved growth above 3%.

The composition of sales

In %	Group	Food and Beverages
Organic growth	6.2	5.9
RIG	4.7	4.2
Pricing	1.5	1.7
Acquisitions net of divestitures	0.3	0.3
Exchange rates	1.6	1.6

Turning to our performance by geography: Zone Asia, Oceania and Africa achieved organic growth of 7.9%, whilst our total Food and Beverages business achieved 8% in that region; Zone Americas reported 6.1% organic growth, with the total business in that region at 7.2%; and Zone Europe reached 2.3%, including a double-digit contribution from Eastern Europe, with the total European Food and Beverages business reaching 3.3%. In each of these three regions, we performed well relative to the GDP.

The difference between the 5.9% organic growth achieved by our Food and Beverages business and the 6.2% achieved by the Group reflects an equally strong performance by our Pharmaceutical activities. Comprising our investments in the areas of vision, health and beauty, Alcon, Galderma and Laboratoires innéov, it had sales of CHF 6.7 billion and achieved organic growth of 11.6%.

Profitability

The Group's EBIT increased by 50 basis points from 13% to 13.5%, and by CHF 1.4 billion, or 12%, to CHF 13.3 billion. Nestlé's Food and Beverages business accounted for 40 basis points of that 50 basis points improvement in the Group's margin. The Group's net profit was CHF 9.2 billion, an increase of 40 basis points to 9.3% of sales.

We believe that the greatest opportunity for value creation at Nestlé lies in our potential to improve further the performance of the Food and Beverages business. Our transformation to Nutrition, Health and Wellness promises a longer-term structural shift in profit margins as the business continues to migrate to more differentiated, more value-added products. Simultaneous to this transformation, we are driving a number of initiatives to improve profitability in the shorter term.

We are starting to benefit from the GLOBE implementations: we have begun to leverage our scale as a competitive advantage in areas such as purchasing and R&D, and through shared services with the GNBS initiative; we are reducing complexity in our product offering, legal structures and reporting; we are tackling underperforming businesses; and we have exceeded the targeted cost savings in our factories and supply chain from our efficiency programme, Operation EXCELLENCE 2007. Our progress in these areas was fundamental to our ability to achieve improved results in Food and Beverages in 2006, and will continue to be so in 2007.

The Group's efficiency programme, Operation EXCELLENCE 2007, enabled us to compensate for the increased pressure from input costs in manufacturing and distribution. We invested an additional CHF 2 billion in marketing and

Geographic Food and Beverages sales and organic growth (OG)



OG (%)
20
8
6
4
2
0
CHF bio 0 5 10 15 20 25 30 35 40

In billions of CHF	Sales	OG (%)
○ Zone Europe	26.7	2.3
○ Europe*	35.1	3.3
○ Zone Americas	31.3	6.1
○ Americas*	38.8	7.2
● Zone Asia, Oceania and Africa	15.4	7.9
○ Asia, Oceania and Africa*	17.7	8.0
○ Other Food and Beverages	2.8	19.1

* each region includes sales of the Zones, Water and Nutrition businesses, Nespresso and Food and Beverages joint ventures.

Key brands deliver growth above market

Growth (%)


NESPRESSO.
LEAN CUISINE
Coffee-mate
Nestlé
NESTEA.
Stouffer's
Poland Spring
PURINA
Dog Chow
Milo
Nestlé Nutrition
Nestlé
NIDO
NESCAFÉ
Carnation
Buitoni
Friskies
Dreyer's
Edy's
Nesquik
Nestlé
ICE CREAM
Nestlé
HOT POCKETS
40
36
32
28
24
20
16
12
8
4
0
−4
Average market growth

Product group sales and organic growth (OG)


OG (%)
12
10
8
6
4
2
0
CHF bio
0
5
10
15
20
25

In billions of CHF	Sales	OG (%)
○ Powdered & liquid beverages	16.3	7.9
● Nestlé Waters	9.6	8.2
○ Milk products and Ice Cream	19.5	5.1
○ Nestlé Nutrition	6.0	6.1
○ Prepared dishes and cooking aids	17.6	4.8
○ Chocolate, confectionery and biscuits	11.4	2.6
○ PetCare	11.4	7.1
● Pharmaceutical products	6.7	11.6

administration expenses, or 6%, as we continued to support our major brands and innovations. This spend on Marketing and Administration actually fell by 60 basis points as a percentage of sales due to our strong sales growth of 8.1%, as well as efficiencies in Administration and trade spend. We also increased our investment in R&D by about 16%. In conclusion, therefore, the Group's 12% increase in EBIT was achieved in a tough input cost environment, whilst continuing to invest in the sustainable growth of our brands and categories.

Zone and Product Group Performance

There were improvements in EBIT margins in Zone Americas, by 70 basis points, and Zone Asia, Oceania and Africa, by 40 basis points, as well as Nestlé Waters, by 60 basis points. Zone Europe and Nestlé Nutrition reported lower margins, by 40 and 80 basis points respectively. There was a balanced performance across the Food and Beverages product groups with all of them either improving their margins or being about flat. Our pharmaceutical activities improved their margins due to strong performances from our investments in health and beauty, including Alcon.

Cash flow and capital expenditure

The good operating performance of the Group in 2006 has been successfully translated into a strong cash flow performance. The Group's operating cash flow increased by 14.4% to CHF 11.7 billion. Our free cash flow generation increased by CHF 0.5 billion to CHF 7.0 billion. The difference between our operating and free cash flow is explained by our capital expenditure. Our dynamic growth over the last few years and strong innovation pipeline have made significant demands on the Group's operational capacities. We have always had a policy of investing capital in the business on a strict need-basis and with demanding criteria for financial returns. The level of capital expenditure increased in 2006 from 3.7% of sales in 2005 to 4.3% of sales, by CHF 0.8 billion to CHF 4.2 billion.

One of our priorities in 2006 was to improve the management of our working capital. We were able to do so across each of the key areas of operating working capital, raw materials, finished goods, customers and suppliers. Overall our working capital reduced from 7.7% of sales to 6.7% of sales.

Return on invested capital

The Group's return on invested capital increased during 2006. Including goodwill, it increased from 11.4% to 11.7%; excluding goodwill, it increased from 20.8% to 21.2%.

Cash flow



In millions of CHF	2002	2003	2004	2005	2006
Free cash flow	6278	6361	6640	6557	7018
Operating cash flow	10248	10125	10412	10205	11676

Financial position

The Group's net debt increased during 2006 from CHF 9.7 billion to CHF 11.0 billion. Apart from the increase in capital expenditure, the Group's cash flows were invested in completing the CHF 3 billion share buy-back programme announced in November 2005, acquisitions such as Uncle Tobys and Jenny Craig, and acquiring the remaining publicly owned shares of Dreyer's Grand Ice Cream. The Group continues to have a AAA debt rating. The net financing cost increased slightly from CHF 0.6 billion to CHF 0.7 billion.

Equity attributable to shareholders of the parent rose from CHF 47.5 billion to CHF 51.0 billion, representing 50% of total assets, net of treasury shares, the carrying value of which was CHF 4.6 billion. The ratio of net debt to equity moved from 20.5% at 31 December 2005 to 21.5% at 31 December 2006.

Shares, stock exchange

The Nestlé share price started the year at CHF 393.– and ended at CHF 433.–, an increase of 10.2%, which compares to a 15.9% increase in the Swiss Market and a 15% increase in the Dow Jones Stoxx Food and Beverage.

Total shareholders return

The Group is proposing to shareholders a dividend of CHF 10.40 per share, an increase of 15.6% over the CHF 9.– paid in respect of 2005. The 2005 dividend, paid in 2006, contributed to a total return to shareholders of 13% in 2006, on top of the 35% return in 2005.

Evolution of the Nestlé registered share in 2006



J F M A M J J A S O N D
CHF
+20%
+14%
+7%
+1%
–5%
–12%
475
450
425
400
375
350
Registered share
Swiss Market Index

Management responsibilities Food and Beverages

In millions of CHF

Zone Europe	2004 [a]	2005 [b]	2006		RIG (%)	OG (%)
Western	23672	22726	23337	87.4%	0.3	0.9
Eastern and Central	2812	2873	3361	12.6%	9.9	13.0
Beverages	4980	5286	5567	20.9%		
Milk products and Ice cream	5229	3295	3525	13.2%		
Prepared dishes and cooking aids	8038	8631	8858	33.2%		
Chocolate, confectionery and biscuits	5050	5025	5162	19.3%		
PetCare	3187	3362	3586	13.4%		
Total sales	26484	25599	26698	100%	1.4	2.3
EBIT	3395	3082	3110	11.6%		
Capital expenditure	890	797	812	3.0%		

Zone Americas	2004 [a]	2005 [b]	2006		RIG (%)	OG (%)
USA and Canada	19047	19412	20603	65.9%	2.9	5.4
Latin America and Caribbean	8729	9544	10683	34.1%	5.6	7.6
Beverages	3111	3505	3770	12.0%		
Milk products and Ice cream	9240	8787	9469	30.3%		
Prepared dishes and cooking aids	5565	5916	6395	20.5%		
Chocolate, confectionery and biscuits	3691	4117	4420	14.1%		
PetCare	6169	6631	7232	23.1%		
Total sales	27776	28956	31286	100%	3.8	6.1
EBIT	4142	4364	4946	15.8%		
Capital expenditure	813	908	1125	3.6%		

[a] In 2004 comparatives, Nestlé Nutrition figures are included in Zones, as well as in Milk products and Ice cream.
[b] 2005 comparatives have been restated. See Consolidated Financial Statements

Zone Asia, Oceania and Africa

Zone Asia, Oceania and Africa	2004[a]	2005[b]	2006		RIG (%)	OG (%)
Oceania and Japan	4553	4676	4621	29.9%	1.6	2.0
Other Asian markets	5926	5626	6365	41.2%	5.9	8.4
Africa and Middle East	4194	3994	4453	28.9%	11.2	13.9
Beverages	4812	5168	5437	35.2%		
Milk products and Ice cream	5938	4854	5285	34.2%		
Prepared dishes and cooking aids	1889	2112	2371	15.4%		
Chocolate, confectionery and biscuits	1456	1586	1744	11.3%		
PetCare	578	576	602	3.9%		
Total sales	14673	14296	15439	100%	6.0	7.9
EBIT	2538	2334	2583	16.7%		
Capital expenditure	587	546	588	3.8%		

Nestlé Waters

Nestlé Waters	2004[a]	2005[b]	2006		RIG (%)	OG (%)
Europe	3910	3959	4179	43.4%		
USA and Canada	3610	4222	4805	50.0%		
Other regions	519	606	632	6.6%		
Total sales	8039	8787	9616	100%	9.1	8.2
EBIT	666	709	834	8.7%		
Capital expenditure	558	601	923	9.6%		

Nestlé Nutrition

Nestlé Nutrition	2004[a]	2005[b]	2006		RIG (%)	OG (%)
Europe		2063	2208	37.0%		
Americas		1800	2237	37.6%		
Asia, Oceania and Africa		1407	1510	25.4%		
Total sales		5270	5955	100%	2.2	6.1
EBIT		932	1005	16.9%		
Capital expenditure		134	194	3.3%		

Leading positions in dynamic categories

In millions of CHF

Beverages	2004	2005[a]	2006		RIG (%)	OG (%)
Soluble coffee	8079	8783	9477	36.6%		
Nestlé Waters	8039	8787	9616	37.2%		
Other	5675	6272	6789	26.2%		
Total sales	21793	23842	25882	100%	6.9	8.0
EBIT	3852	4131	4475	17.3%		
Capital expenditure	806	752	1105			

Milk products, Nutrition and Ice cream						
Milk products	8712	9881	10820	42.5%		
Nestlé Nutrition	5223	5270	5955	23.4%		
Ice cream	6557	7023	7424	29.2%		
Other	1011	1101	1236	4.9%		
Total sales	21503	23275	25435	100%	3.2	5.3
EBIT	2593	2598	3003	11.8%		
Capital expenditure	541	689	702			

Prepared dishes and cooking aids						
Frozen and chilled	9212	9656	10307	58.4%		
Culinary and other	6666	7017	7328	41.6%		
Total sales	15878	16673	17635	100%	4.2	4.8
EBIT	1916	2176	2323	13.2%		
Capital expenditure	250	261	272			

Chocolate, confectionery and biscuits						
Chocolate	8181	8640	9103	79.8%		
Confectionery	1205	1207	1204	10.6%		
Biscuits	872	947	1092	9.6%		
Total sales	10258	10794	11399	100%	0.5	2.6
EBIT	1148	1257	1309	11.5%		
Capital expenditure	201	194	258			

[a] 2005 comparatives have been restated. See Consolidated Financial Statements

PetCare	2004	2005[a]	2006		RIG (%)	OG (%)
USA and Canada	5661	6088	6602	57.8%		
Europe	3187	3362	3586	31.4%		
Other regions	1086	1119	1232	10.8%		
Total sales	9934	10569	11420	100%	4.3	7.1
EBIT	1443	1532	1730			
Capital expenditure	276	274	345			

Nestlé FoodServices (Out-of-Home)*						
Zone Europe	3003	3136	3487	50.4%		
Zone Americas	1798	1669	1784	25.8%		
Zone Asia, Oceania and Africa	1212	1327	1642	23.8%		
Total sales	6013	6132	6913	100%	2.6	5.1

Alcon					11.5	11.7
Sales	4857	5452	6123			
EBIT	1382	1751	2038			
Capital expenditure	171	195	267			

Health and beauty joint ventures			
Nestlé's share of sales	467	510	564

Associated companies			
Nestlé's share of results	1588	896	963

* Nestlé FoodServices' sales and results are also included in the relevant product groups. The scope was redefined; comparatives have been restated accordingly.

Geographic data: people and factories

Nestlé has 481 factories in 87 countries around the world. This is a reduction from 487 in 2005. During the year, 16 factories were acquired or opened and 18 were closed or divested. Moreover, 6 European chilled dairy factories were transferred to our venture with Lactalis and two production sites were reclassified as factories in the Nestlé Group.

Factories by geographic area

	2005	2006
Europe	185 [a]	180
Americas	165	162
Asia, Oceania and Africa	137	139
Total	487	481

Employees by geographic area

	2005	2006
Europe*	37.9% [a]	35.8%
Americas	36.0%	37.2%
Asia, Oceania and Africa	26.1%	27.0%

* 8121 employees in Switzerland in 2006

By activity		
In thousands		
Factories	133 [a]	137
Administration and sales	120 [a]	128
Total	253	265

[a] Includes factories and about 3000 employees related to the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.

Europe

	Factories	Beverages	Milk products, Nutrition and Ice cream	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare	Pharmaceutical products
Austria	1	● ■	■	● ■	■	■	■
Belgium	3	● ■	■	● ■	■	■	● ■
Bulgaria	2	■	● ■	■	● ■	■	■
Czech Republic	2	■	■	■	● ■	■	■
Denmark	1	■	● ■	■	■	■	■
Finland	2	■	● ■	■	■	■	■
France	33	● ■	● ■	● ■	● ■	● ■	● ■
Germany	24	● ■	● ■	● ■	● ■	● ■	■
Greece	4	● ■	● ■	■	■	■	■
Hungary	4	● ■	● ■	■	● ■	● ■	■
Italy	22	● ■	● ■	● ■	● ■	● ■	■
Netherlands	4	■	● ■	● ■	● ■	● ■	■
Norway	1	■	● ■	■	■	■	■
Poland	8	● ■	● ■	● ■	● ■	■	■
Portugal	6	● ■	● ■	■	■	■	■
Republic of Ireland	1	■	■	■	■	■	● ■
Romania	2	● ■	● ■	■	● ■	■	■
Russia	9	● ■	● ■	● ■	● ■	■	■
Serbia	1	■	● ■	■	■	■	■
Slovak Republic	1	■	■	● ■	■	■	■
Spain	16	● ■	● ■	● ■	● ■	● ■	● ■
Sweden	2	● ■	■	■	■	■	■
Switzerland	8	● ■	● ■	● ■	● ■	■	● ■
Turkey	5	● ■	■	●	●	■	■
Ukraine	2	■	■	● ■	● ■	■	■
United Kingdom	16	● ■	■	■	● ■	● ■	■

Americas

	Factories	Beverages	Milk products, Nutrition and Ice cream	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare	Pharmaceutical products
Argentina	9	● ■	● ■	● ■	■	●	■
Brazil	22	● ■	● ■	●	●	● ■	● ■
Canada	13	● ■	● ■	● ■	● ■	● ■	● ■
Chile	6	● ■	● ■	● ■	● ■	■	■
Colombia	4	● ■	● ■	● ■	● ■	● ■	■
Cuba	3	● ■	● ■	■	■		■
Dominican Republic	3	■	● ■	● ■	■	■	■
Ecuador	2	● ■	● ■	● ■	● ■	■	■
El Salvador	1	■	● ■	■	■	■	■
Guatemala	1	■	■	● ■	■	■	■
Jamaica	1	● ■	● ■	■	■	■	■
Mexico	12	● ■	● ■	● ■	● ■	● ■	● ■
Nicaragua	1	■	● ■	■	■	■	■
Panama	1	■	● ■	● ■	■	■	■
Peru	1	■	● ■	● ■	● ■	■	■
Trinidad and Tobago	1	● ■	● ■	■	■	■	■
United States	74	● ■	● ■	● ■	● ■	● ■	● ■
Uruguay	1	● ■	■	■	■	■	■
Venezuela	6	● ■	● ■	● ■	● ■	● ■	■

Asia, Oceania and Africa

	Factories	Beverages	Milk products, Nutrition and Ice cream	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare	Pharmaceutical products
Algeria	1	● ■	■	■	■		■
Australia	13	● ■	● ■	● ■	● ■	● ■	■
Bahrain	1	● ■	■	■	■		■
Bangladesh	1	● ■	● ■	● ■			■
Cameroon	1	● ■	● ■	●			■
Côte d'Ivoire	2	● ■	● ■	●			■
Egypt	4	● ■	● ■	●	■		■
Fiji	1	■	■	● ■	● ■		■
Ghana	1	● ■	● ■	■	■		■
Greater China Region	20	● ■	● ■	● ■	● ■	■	● ■
Guinea	1	■	■	● ■	■		■
India	7	● ■	●	●	●		■
Indonesia	9	● ■	● ■	● ■	● ■	■	■
Iran	2	■	●		■		■
Israel	8	● ■	● ■	●	● ■	■	■
Japan	3	● ■	● ■	● ■	● ■	■	■
Jordan	1	● ■	■	■	■		■
Kenya	1	● ■	● ■	● ■	■		■
Lebanon	1	● ■	■	■	■		■
Malaysia	6	● ■	● ■	● ■	● ■	■	■
Morocco	1	● ■	● ■	● ■	■		■
New Caledonia	1	● ■	● ■	■	● ■		■
New Zealand	2	■	■	● ■	● ■	● ■	■
Nigeria	1	● ■	● ■	●			■
Pakistan	5	● ■	● ■	●	■		■
Papua New Guinea	1	● ■	■	● ■	■		■
Philippines	5	● ■	● ■	■	■	■	■
Qatar	1	● ■	■	■	■		■
Republic of Korea	2	● ■	●	●	■	■	■
Saudi Arabia	4	● ■	● ■	● ■	■		■
Senegal	1	■	● ■	● ■			■
Singapore	1	● ■	■	■	■	■	■
South Africa	12	● ■	● ■	●	● ■	● ■	■
Sri Lanka	2	● ■	● ■	●			■
Syria	1	● ■	● ■	● ■			■
Thailand	7	● ■	● ■	● ■	■	■	■
Tunisia	1	● ■	● ■	■	■		■
United Arab Emirates	1	● ■	■	■	■		■
Uzbekistan	1	● ■	● ■	■	■		■
Vietnam	4	● ■	● ■	● ■			■
Zimbabwe	1	● ■	● ■	● ■	■		■

The figure in black after the country denotes the number of factories.

● Local production (may represent production in several factories)

■ Imports (may, in a few particular cases, represent purchases from third parties in the market concerned)

□ Beverages

□ Milk products, Nutrition and Ice cream

□ Prepared dishes and cooking aids

□ Chocolate, confectionery and biscuits

□ PetCare

□ Pharmaceutical products

General information

The Nestlé story – 140 years of growth

140 years ago, the founders of Anglo-Swiss Condensed Milk Co. in Cham (Canton Zug, Switzerland) decided to produce the first condensed milk in Europe on an industrial scale to satisfy the need for pure, long-life milk. One year later in Vevey, Henri Nestlé developed a baby formula that offered a safe and more nutritious alternative to other existing breast-milk substitutes for mothers who were unable to provide breast milk. Both companies were challenged with bringing their products to a wider audience and driving their geographic expansion forwards. In 1905, they decided to merge. The new Company "Nestlé & Anglo-Swiss Condensed Milk Co." thus had a total of 20 factories, of which 13 were abroad, as well as 10 foreign subsidiaries, making it a strongly global company even then.

The same year also saw the launch of the first *Nestlé* branded chocolate, which following years of collaboration ultimately led to Nestlé's takeover of the long-established Swiss chocolate manufacturers Peter, Cailler and Kohler in 1929. Having previously been active exclusively in the dairy industry, Nestlé now also had a foothold in confectionery.

The boom years leading up to and during the First World War came to an abrupt end once peace came, with overcapacities, devaluation and currency turbulence combined with a cumbersome administrative structure meaning that, in 1921, Nestlé reported the first and only loss in its history. Drastic restructuring measures allied with the streamlining of the organisational structure were necessary in order to make the Company competitive again. With its new-found strength, Nestlé survived the stock market crash of 1929 and the subsequent global economic crisis.

Nestlé also strengthened its internal growth by focusing closely on developing new products. The research department was completely reorganised in the 1930s to this end, allowing for the considerable expansion of the existing range of milk products and baby foods with *Nestogen* in 1930, *Sinlac* in 1932, *Nescao* in 1932, *Pelargon* in 1934, *Milo Tonic* in 1934, and the first, initially somewhat tentative foray (together with Roche) into the pharmaceutical sector with *Nestrovit* in 1936, as well as a much more decisive one into the coffee business with *Nescafé* in 1938.

The launch of *Nescafé,* which had been planned in great detail and had already begun, was interrupted in continental Europe in particular by the Second World War, while overseas it continued. The challenges faced once the war was over included integrating the company Maggi, acquired in 1947, modernising production facilities and introducing *Nescafé* in additional countries. These were the areas in which the fastest growth rates were being seen.

In the 1960s, external growth via acquisitions began, facilitating the Company's entry into new areas of the food industry: canned goods (Crosse & Blackwell 1960, Libby 1963), ice cream (France Glaces and Jopa 1960, Delasa 1963), chilled and frozen products (Findus 1962, Chambourcy 1968) and mineral water (Vittel and Deer Park 1969).

The 1970s saw Nestlé's first foray into the hospitality and winemaking industries (Eurest and Cahills 1970, Beringer 1971, Stouffer 1973) – areas that were later resold – and the purchase of Ursina-Franck (1971) rounded out the traditional business. Economic turbulence (oil crises, high inflation, strong currency fluctuations) had an impact on the growth of the Group, and for the first time significant moves were made to diversify outside the food industry. The purchase of a minority stake (currently stands at about 29%) in the world's largest cosmetics company L'Oréal (1974) was followed by the acquisition of the ophthalmology firm Alcon Laboratories (1977), also world leader in its area, of which a proportion of around 25% was floated highly successfully on the stock exchange in 2002.

Following a period of consolidation at the beginning of the 1980s in which the product portfolio was streamlined, unprofitable areas of the business sold and the financial basis of the Group improved, Nestlé's task was to develop a greater geographical presence and to be the No. 1 with its products in all areas of activity. In order to strengthen its market share in the USA, in 1985 Nestlé acquired Carnation, which was active in the dairy industry, pet food production and the catering trade. In order to improve its position in chocolate and confectionery, as well as in the culinary sector, Nestlé bought Rowntree and Buitoni-Perugina in 1988.

Following the fall of the Berlin Wall and the opening of previously inaccessible markets in Eastern Europe and Asia, Nestlé's task in the 1990s was to gain a stronger foothold in these highly promising countries. The focus has also been increasingly on ensuring internal growth and strengthening specific growth areas such as water (Perrier 1992, Sanpellegrino 1998), pet food (Spillers 1998, Ralston Purina 2001) and ice cream (Finitalgel 1993, Schöller 2002, Mövenpick and Dreyer's Grand Ice Cream 2003, Valio 2004, Delta Ice Cream 2005). The Group's strategy today is to build the world's leading nutrition, health and wellness company. In 1997 Nestlé created a separate division that in 2005 became an independent entity within the Group called "Nestlé Nutrition" with global responsibility for the areas of infant nutrition, healthcare nutrition and performance nutrition. This business has been reinforced by a series of strategic acquisitions, including PowerBar in 2000, Sporting Sportlernahrung GmbH in 2002, Musashi Pty and ESD SA, the owner of Protéika, in 2005, and Jenny Craig in 2006. This last acquisition added a new business area, weight management, to Nestlé Nutrition's activities. The Group's nutrition credentials were further enhanced in 2006 with the acquisition of Uncle Tobys in Australia. While there have been a number of acquisitions, the Group's structure has been influenced also by disposals of activities that no longer fit with the strategic direction as a nutrition, health and wellness company.

Nestlé has changed considerably over the years, but has been consistent in delivering a strong organic growth and improvements in profit margin each year, as well as a level of total shareholder returns over the last ten years above that which has been achieved by its peer group.

More information about Nestlé's history can be found at www.nestle.com



Henri Nestlé, 1814-1890

1866	Anglo-Swiss Condensed Milk Co.
1867	Henri Nestlé's Infant cereal
1905	Nestlé and Anglo-Swiss Condensed Milk Co.
	(New name after merger)
1929	Peter, Cailler, Kohler, Chocolats Suisses S.A.
1938	*Nescafé* launch
1947	Nestlé Alimentana S.A.
	(New name after merger with Maggi)
1960	Crosse & Blackwell
1969	Vittel
1971	Ursina-Franck
1973	Stouffer
1974	L'Oréal (Minority interest)
1977	Nestlé S.A. (new name)
	Alcon
1985	Carnation, Friskies
1986	Herta
1988	Buitoni-Perugina, Rowntree
1992	Perrier
1993	Finitalgel
1994	Alpo
1998	Sanpellegrino, Spillers Petfoods
2000	PowerBar
2001	Ralston Purina
2002	Schöller, Chef America
2003	Mövenpick (ice cream business)
	Dreyer's Grand Ice Cream, Powwow
2004	Valio (ice cream business)
2005	Wagner, Protéika, Musashi (nutrition businesses)
2006	Jenny Craig, Uncle Tobys

Shareholder information

Stock exchange listings
At 31 December 2006, Nestlé S.A. shares were listed on the SWX Swiss Exchange (ISIN code: CH0012056047). American Depositary Receipts (ADRs) (ISIN code: US6410694060) representing Nestlé S.A. shares are offered in the USA by Citibank.

Registered Offices
Nestlé S.A.
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41(0)21 924 21 11

Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41(0)41 785 20 20

Further information
To order additional copies of this document, please go to www.nestle.com/Media_Center

For additional information, contact
Nestlé S.A.
Investor Relations
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41 (0)21 924 35 09
fax +41 (0)21 924 28 13
e-mail: ir@nestle.com or visit the investor relations web site www.ir.nestle.com

The Nestlé Management Report, the Financial Statements and the Corporate Governance Report are available on-line as a PDF file at www.ir.nestle.com in English, French and German. The Financial Statements are also available in an interactive version.

As to information concerning the share register (registrations, transfers, address changes, dividends, etc.), please contact
Nestlé S.A.
Share Transfer Office
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

The Company offers the possibility of depositing, free of charge, Nestlé S.A. shares traded on the SWX Swiss Exchange at its Share Transfer Office in Cham.

Nestlé URL: www.nestle.com

Important dates

19 April 2007
140th Annual General Meeting, "Palais de Beaulieu", Lausanne

23 April 2007
Announcement of first quarter 2006 sales figures

25 April 2007
Payment of the dividend

15 August 2007
Publication of the Half-yearly Report January/June 2007

18 October 2007
Announcement of first nine months 2007 sales figures; Autumn press conference

21 February 2008
2007 Full Year Results; Press Conference

10 April 2008
Annual General Meeting "Palais de Beaulieu", Lausanne

Corporate Governance Report 2006

Nestlé

Good Food, Good Life

Concept: Nestec Ltd., Corporate Identity and Design, Vevey (Switzerland)

Printed in Switzerland

Contents

Situation at 31 December 2006

[1] The full Board of Directors Regulations and Committee Charters are published on www.nestle.com
[2] The term senior management, as used in the SWX Directive, is replaced by Executive Board throughout this document

Preliminary remarks

The Nestlé Corporate Governance Report 2006 follows the structure of the SWX Swiss Exchange Directive on Information Relating to Corporate Governance.

To avoid duplication of information, cross-referencing to other reports is made in some sections, namely the Management Report 2006, the 2006 Financial Statements that comprise the Consolidated Financial Statements of the Nestlé Group and the Annual Report of Nestlé S.A., as well as the Articles of Association of Nestlé S.A., whose full text can be consulted in Appendix 1 on page 26 of this document.

The information disclosed in the Consolidated Financial Statements of the Nestlé Group 2006 complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Where necessary, these disclosures have been extended to comply with the requirements of the SWX Directive.

1. Group structure and shareholders

1.1 Group structure

Please refer to the Management Report 2006 for the overview of Directors and Officers, the registered offices, the stock exchange listing and quotation codes and information on market capitalisation.

For the general organisation chart of Nestlé S.A. refer to page 25 of this document. The Group's management structure is represented in the segmental information (pages 13–14 and Note 1 of the Consolidated Financial Statements of the Nestlé Group 2006).

Please refer to the Consolidated Financial Statements of the Nestlé Group 2006, page 74, for the listing of principal affiliated companies.

1.2 Significant shareholders

The Company is not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

1.3 Cross-shareholdings

The Company is not aware of cross-shareholdings exceeding 3% of the capital or voting rights on both sides.

2. Capital structure

2.1 Capital

The ordinary share capital of Nestlé S.A. is CHF 400 735 700. The conditional share capital is CHF 10 000 000. Nestlé S.A. does not have any authorised share capital.

2.2 Conditional capital

The share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants. For a description of the group of beneficiaries and of the terms and conditions of the issue of conditional capital, refer to article 5bis of the Articles of Association of Nestlé S.A. (Appendix 1).

2.3 Changes in capital

The share capital has changed once in the last three financial years, at the General Meeting of 6 April 2006. As a consequence of the CHF 1 billion share buy-back program launched on 4 July 2005 the share capital was reduced by CHF 2 784 300 from CHF 403 520 000 to CHF 400 735 700. For the breakdown of capital ("equity") for 2006, 2005 and 2004 see the Statement of recognised income and expense and changes in equity in the Consolidated Financial Statements of the Nestlé Group 2006 and 2005.

2.4 Shares and participation certificates
Nestlé S.A.'s capital is composed of registered shares only. Number of registered shares with a nominal value of CHF 1 each, fully paid up: 400 735 700. According to article 14, par. 1 of the Articles of Association (Appendix 1), each share confers the right to one vote. See also point 2.6.1 below.
There are no participation certificates.

2.5 Profit sharing certificates
There are no profit sharing certificates.

2.6 Limitations on transferability and nominee registrations

2.6.1 Limitations on transferability for each share category, along with an indication of statutory group clauses, if any, and rules on making exceptions
According to article 6, par. 6, lit. a of the Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. Legal entities that are linked to one another, through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities acting in concert to circumvent this limit, shall be counted as one person. See also article 6, par. 6, lit. e of the Articles of Association (Appendix 1) and point 2.6.3 below.

2.6.2 Reasons for granting exceptions in the year under review
Please refer to points 2.6.3 and 6.1.2 below.

2.6.3 Admissibility of nominee registrations, along with an indication of per cent clauses, if any, and registration conditions
In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit (art. 6, par. 6, lit. e of the Articles of Association, Appendix 1). In this respect, the Board of Directors has issued regulations concerning nominees, setting forth rules for their entry as shareholders in the share register. These regulations allow the registration of:

- Nominees N ("N" as Name of beneficial owner disclosed): where trading and safekeeping practices make individual registration of beneficial owners difficult or impractical, shareholders may register their holdings through a Nominee N with voting rights, subject to the specific understanding that the identity and holdings of beneficial owners are to be disclosed to the Company, periodically or upon request. Holdings of a Nominee N, or Nominees N acting as an organised group or pursuant to a common agreement, may not otherwise exceed 3% of the share capital of the Company. Holdings exceeding the 3% limit (respectively the limit fixed by the Board of Directors, see 6.1.2) are registered without voting rights.
- Nominees A ("A" as Anonymous beneficial owner): registration without voting rights.

2.6.4 Procedure and conditions for cancelling statutory privileges and limitations of transferability
Please refer to point 6.1.3 below.

2.7 Convertible bonds and options
Bond issues are detailed in Note 19 of the Consolidated Financial Statements of the Nestlé Group 2006.
The only options issued by Nestlé S.A. are employee options allocated under the Nestlé Management Stock Option Plan (MSOP). The features of this plan are detailed in Notes 21 and 25 of the Consolidated Financial Statements of the Nestlé Group 2006.

3. Board of Directors

3.1 Members of the Board of Directors

a) Name/Year of birth/Nationality/Education/First election/Term expires

Peter Brabeck-Letmathe Chairman and CEO	1944	Austrian	Economics	1997	2007
Andreas Koopmann 1st Vice Chairman	1951	Swiss	Mechanical Engineering and Business Administration	2003	2008
Rolf Hänggi 2nd Vice Chairman	1943	Swiss	Law and Finance	2004	2008
Edward George	1938	British	Economics	2004	2007
Kaspar Villiger	1941	Swiss	Mechanical Engineering	2004	2009
Jean-Pierre Meyers	1948	French	Economics	1991	2011
Peter Böckli	1936	Swiss	Attorney-at-law	1993	2008
André Kudelski	1960	Swiss	Physics	2001	2011
Daniel Borel	1950	Swiss	Physics and Computer Science	2004	2009
Carolina Müller-Möhl	1968	Swiss	Political Science	2004	2009
Günter Blobel	1936	German	Medicine	2005	2009
Jean-René Fourtou	1939	French	Ecole Polytechnique	2006	2011
Steven G. Hoch	1954	American/Swiss	International Relations and Economics	2006	2011
Naïna Lal Kidwai	1957	Indian	Economics and Business Administration	2006	2011

For complete information: please refer to individual CVs on www.nestle.com.

b) Operational management tasks of the members of the Board of Directors
With the exception of Peter Brabeck-Letmathe, all members of the Board of Directors are non-executive members.

c) Information on non-executive members of the Board of Directors
All non-executive members of the Board of Directors are independent, were not previously members of the Nestlé management and have no important business connections with Nestlé. For cross-involvement, see point 3.3.

3.2. Professional background and other activities and functions

Peter Brabeck-Letmathe, Chairman and CEO



Peter Brabeck-Letmathe joined the Nestlé Group's operating company as a salesman in Austria in 1968. Between 1970 and 1987 he held a series of responsibilities in Latin America. In 1987, he transferred to Nestlé's international Headquarters in Vevey, Switzerland, as Vice President and was named Executive Vice President in 1992. At the Annual General Meeting of Shareholders in June 1997, Peter Brabeck-Letmathe was elected Member of the Board of Nestlé S.A. In 1997, the Board of Directors of Nestlé S.A. appointed him CEO (Administrateur délégué). In 2001 he was elected Vice Chairman and in 2005 Chairman of the Board of Directors.
As a Nestlé S.A. representative, he serves as Vice Chairman of L'Oréal S.A., France, and is Co-Chairman of the Supervisory Board of Cereal Partners Worldwide, Switzerland.
Peter Brabeck-Letmathe is also a member of the Board of Directors of Credit Suisse Group, Switzerland, and of Roche Holding Ltd., Switzerland.
In addition, he is a member of the European Roundtable of Industrialists, Belgium, a member of the Foundation Board of the World Economic Forum, Switzerland and Co-Chairman of ECR Europe, Belgium.

Andreas Koopmann, 1st Vice Chairman



Andreas Koopmann began his career in 1979 as Assistant to the Chairman and CEO of Bruno Piatti AG, Switzerland, and from 1980 to 1982 was Assistant to a Group Executive at Motor Columbus AG, Holding, Switzerland. Since 1982 he has been at Bobst Group, starting as Vice President of Engineering and Manufacturing in Roseland, New Jersey (USA). In 1989 he returned to Switzerland, holding a number of senior positions in the company, including member of the Group Executive Committee in charge of Manufacturing. He was a member of the Board of Directors for Bobst Group SA from 1998 to 2002 and was appointed to his present position as CEO in 1995.

Presently, he also serves as Vice Chairman of Swissmem in Switzerland, and is Vice Chairman of the Advisory Board of Credit Suisse Group, Switzerland.

Rolf Hänggi, 2nd Vice Chairman



In 1970 Rolf Hänggi started his career as a financial and investment analyst at Swiss Bank Corporation, Switzerland, before moving on to the Union Bank of Switzerland and then to the Basellland Cantonal Bank, Switzerland. In 1976 he joined Zurich Insurance Company and in 1986 became a member of the Corporate Executive Board and Head of finance and investments in securities, worldwide. He was appointed Deputy CEO of Zurich Insurance Company in 1988, serving as a Board member from 1993 to 1997, before becoming a private consultant.

Presently Rolf Hänggi also serves as Chairman of Rüd, Blass & Cie AG, Bankers, Switzerland, and is a Board member of Speedel Holding Ltd, Switzerland.

In addition, he is a member of the Board of Trustees for Foundation Luftbild Schweiz, Switzerland; a member of the Foundation Board, Werner Abegg Fonds Foundation, Switzerland, and also sits on the Advisory Board for the Mastercourse of Advanced Studies in Applied History at the University of Zurich, Switzerland.

Edward George



Lord George joined the Bank of England directly from University in 1962. Between 1966 and 1974 he was seconded first to the Bank for International Settlements, Basle, Switzerland, and then to the International Monetary Fund. During the next 16 years, Lord George held various senior positions within the Bank of England before being appointed Deputy Governor in 1990. From 1993 to 2003 he served as Governor of the Bank of England.

He is also a Board member of the Bank for International Settlements, Basle, Switzerland; Grosvenor Group Holdings Ltd, Great Britain; N. M. Rothschild and Sons Ltd, Great Britain; and Rothschilds Continuation Holdings AG, Switzerland.

Kaspar Villiger



Kaspar Villiger began his career as manager and joint owner of family firm Villiger Söhne AG in 1966. In parallel, he started a political career in 1972 as a member of the Swiss Liberal Democratic Party in Canton Lucerne. He was a member of the Swiss federal parliament and elected to the National Council in 1982, and to the Council of States in 1987. From 1989 to 1995 he was Defence Minister, and from 1995 to 2003 he was Finance Minister. He served as President of the Swiss Confederation in both 1995 and 2001.

Kaspar Villiger is also a Board member of AG für die Neue Zürcher Zeitung, Switzerland; and Swiss Re (Swiss Reinsurance Company), Switzerland.

Jean-Pierre Meyers



From 1972 to 1980 Jean-Pierre Meyers was attached to the directorate of financial affairs at Société Générale. During the same time he was Assistant professor at the Ecole Supérieure de Commerce in Rouen, France. From 1980 to 1984 he was a Director of the bank Odier Bugineier Courvoisier. Jean-Pierre Meyers has been a Board member of L'Oréal SA, France, since 1987 and Vice Chairman since 1994. He has also serves as Vice Chairman of the Bettencourt-Schueller Foundation since 1988.
In addition, Jean-Pierre Meyers is a Board member of Rothschild Ophthalmological Foundation in France, and a member of the Supervisory Board at Téthys S.A.S. in France.

Peter Böckli



From 1963 to 1981 Peter Böckli worked as an attorney-at-law in New York, Paris and Basle, and from 1975 to 2001 he was a visiting professor for Business and Tax Law at the University of Basle. He became a partner at law firm Böckli & Thomann in Basle (currently Böckli Bodmer & Partner) in 1981.
Presently, he also serves as Board member of Manufacture des Montres Rolex SA in Switzerland, and is a Board member of Assivalor AG, Switzerland and Vinetum AG, Switzerland.
He sits on the Board of Trustees for Holler-Stiftung in Germany; and is Secretary of the Board of Trustees for Doerenkamp-Stiftung, Switzerland.

André Kudelski



André Kudelski started his career in 1984 at Kudelski SA, Switzerland, as a research and development engineer. After working in Silicon Valley, he returned to Kudelski SA in 1986 and was appointed product manager for Pay-TV products. From 1989 to 1990 he was the director of the Pay-TV division (then called NagraVision) before taking over the position of Chairman and CEO of Kudelski Group in 1991. In addition, he became Chairman and CEO of Nagra Plus SA, a joint venture of Kudelski SA and Canal Plus, in 1992.
Presently, André Kudelski is a Board member of Dassault Systèmes S.A., France; and Groupe Edipresse, Switzerland.
In addition, he is a Board member of HSBC Private Bank Holding and a Board member of the Swiss-American Chamber of Commerce.

Daniel Borel



Daniel Borel is the co-founder of Logitech. He served as Chairman and CEO of Logitech S.A. from 1982 to 1988, and of Logitech International S.A. from 1992 to 1998. Since 1998, he has served as Chairman of Logitech International S.A.
Daniel Borel is also a Board member of Bank Julius Baer, Switzerland.
In addition, he serves as Chairman of the Foundation for Excellence in Education in Switzerland and is a member of the Foundation Board of Defitech Foundation, Switzerland.

Carolina Müller-Möhl



Carolina Müller-Möhl was a journalist and advertising and PR consultant until 1999 when she became Vice Chairperson of the Board of Müller-Möhl Holding AG. In 2000 she became President of the Müller-Möhl Group.
Carolina Müller-Möhl is also Chairperson of Hyos Invest Holding AG, Switzerland; a Board member of Plus Orthopedics Holding AG, Switzerland; and a Board member of Kühne Holding AG, Switzerland.
Presently, she is also a member of the Foundation Board of Pestalozzianum Foundation, Switzerland; and a member of the Advisory Board of the Swiss Economic Forum and Jury President Award.

Günter Blobel



Günter Blobel earned a doctoral degree in oncology in 1967 and was appointed to the Howard Hughes Medical Institute in 1986. In 1999, he was awarded the Nobel Prize in Medicine. He currently holds a position at The Rockefeller University, New York.
Günter Blobel is the Co-founder of Chromocell Corporate Technology Center, USA, and also a Board member of IFF International Flavours & Fragrances Inc., USA.
In addition, he is Chairman of the Friends of Dresden Inc., USA, and has been a member of the Nestlé Nutrition Council (NNC) – a group of international experts who advise Nestlé on nutrition – since August 2001.

Jean-René Fourtou



Jean-René Fourtou began his career at Bossard & Michel in 1963. He became CEO of Bossard Consultants in 1972 and later Chairman and CEO of the Bossard Group from 1977 to 1986. From 1986 to 1999 he served as Chairman and CEO of Rhône-Poulenc Group, and when Hoechst and Rhône-Poulenc merged to create Aventis in 1999, he became Vice Chairman of the Management Board and Managing Director of the company until 2002. Since 2005, he has been Chairman of the Supervisory Board of Vivendi Universal, where he was Chairman and CEO from 2002 to 2005.
Jean-René Fourtou is also Chairman of the Supervisory Board of Canal+ Group, France; Vice Chairman of the Supervisory Board of AXA Group, France, and Board member of Sanofi-Aventis, France; CapGemini SAS, France; NBC Universal, USA; Maroc Telecom, Morocco and AXA MILLESIMES SAS.
He also serves as Honorary Chairman to the International Chamber of Commerce (ICC), France.

Steven G. Hoch



Steven G. Hoch started his career in 1978 at the Chemical Bank in New York and Zurich. From 1987 to 1990, he was a member of the Management Committee, and Vice President, Business Development, of the Bank in Liechtenstein Trust Company and BIL, Trainer Wortham Inc,. New York. Steven Hoch was Senior Vice President and a member of the Management Committee at Bessemer Trust Company, N.A,. New York, from 1990 to 1994, and a member of the Executive Committee and Head of Client Service for Pell Rudman Trust Company, Boston, from 1994 to 2002. In 2002 he founded Highmount Capital, LLC, a US-based investment management firm where he is still a Senior Partner.
Steven Hoch is also a Director of the American Swiss Foundation, a corporation board member of the Woods Hole Oceanographic Institution, USA, and a member of the National Board of the Smithsonian Institution, USA.

Naïna Lal Kidwai



Naïna Lal Kidwai started her career in 1982 and until 1994 was at ANZ Grindlays Bank Plc. (now Standard Chartered Bank). From 1994 to 2002, she was Vice Chairman and Head of Investment Banking at Morgan Stanley India before moving to HSBC. Currently she is CEO and Country Head of the HSBC Group of Companies in India and a Group General Manager of the Bank.
She serves the Government of India on the National Science and Technology Entrepreneurship Development Board, the National Integration Council and the Indo German Consultative Group. She is Chairman of the Population and Health Committee, and a member of the National Council of Confederation of Indian Industries and on the Corporate Governance Council. She is a member of the Governing Body of the National Council of Applied Economic Research. Her involvement with educational institutions includes the India Board of John Hopkins School of Advanced International Studies, USA and the Board of Dean's Advisors of the Harvard Business School. She is on the Board of Grassroots Trading Network for Women – a not for profit organisation to empower underprivileged women.
She was awarded the Padma Shri by the Indian government.

3.3 Cross-involvement

Peter Brabeck-Letmathe and Jean-Pierre Meyers are on the Board of Directors of both Nestlé and L'Oréal.

3.4 Principles of election procedure

The General Meeting of Shareholders has the competence to elect and remove the members of the Board. In principle, the initial term of office of a Board member is five years. Outgoing Directors are re-eligible. Each year the Board is renewed by rotation in a way that, after a period of five years, all members will have been subject to re-election.

The Board of Directors elects, for a one-year term, the Chairman/CEO, two Vice Chairmen and the members of the Committees.

The term of office of a Board member expires no later than the Ordinary General Meeting following his 72nd birthday.

For the principles of the selection procedure: see point 3.5.2 below (*Compensation and* Nomination Comittee).

3.5 Internal organisational structure

3.5.1 Allocation of tasks within the Board of Directors

	Chairman's and Corporate Governance Committee [1]	Compensation and Nomination Committee [2]	Audit Committee [3]	Finance Committee [4]
Peter Brabeck-Letmathe Chairman and CEO	• (Chair)			
Andreas Koopmann 1st Vice Chairman	•	•		
Rolf Hänggi 2nd Vice Chairman	•		• (Chair)	• (Chair)
Edward George (Lord George)	•	•		•
Kaspar Villiger	•		•	•
Jean-Pierre Meyers			•	
Peter Böckli		• (Chair)		
André Kudelski			•	
Daniel Borel		•		
Carolina Müller-Möhl				
Günter Blobel				
Jean-René Fourtou				
Steven G. Hoch				
Naïna Lal Kidwai				

3.5.2 Tasks and area of responsibility for each Committee of the Board of Directors[1]

(1) The **Chairman's and Corporate Governance Committee** consists of the Chairman/CEO, the two Vice Chairmen and other members as elected by the Board. It liaises between the Chairman/CEO and the Board of Directors in order to expedite whenever necessary the handling of the Company's business. It is entitled to engage outside counsel.
The **Corporate Governance Committee** periodically reviews the Corporate Governance of the Company and prepares recommendations for the Board. It reviews, at least annually, the independence of the members of the Board.

(2) The **Compensation and Nomination Committee** consists of one Vice Chairman and a minimum of two other members of the Board, excluding the Chairman/CEO. It draws up the principles for remuneration of the members of the Board and submits them to the Board for approval. It oversees and discusses the remuneration principles for the Company and the Group. In addition, it determines the remuneration of the Chairman/CEO and the individual remunerations of the members of the Executive Board. It also reports on its decisions to the Board, and keeps the Board updated on the overall remuneration policy of the Group. It is entitled to engage outside counsel.
The **Compensation and Nomination Committee** as regarding nomination matters establishes the principles for the selection of candidates to the Board, selects candidates for election or re-election to the Board and prepares a proposal for the Board's decision. The candidates to the Board shall possess the necessary profiles, qualifications and experience to discharge their duties. Newly appointed Board members receive an appropriate introduction into the business and affairs of the Company and the Group. If appropriate, the Board arranges for further training of its members.

(3) The **Audit Committee** consists of a Vice Chairman, who chairs the Committee, and a minimum of two other members of the Board, excluding the Chairman/CEO. At least one member must be a financial expert. The powers and duties of the Audit Committee are established in the Audit Committee Charter, which is approved by the Board. In discharging its responsibilities, it has unrestricted access to the Company's management, books and records. It is free to appoint outside counsel.
The Audit Committee supports the Board of Directors in its supervision of financial control through a direct link to KPMG (external auditors) and the Nestlé Group Audit (corporate internal auditors). The Audit Committee's main duties include the following:

- to discuss Nestlé's internal accounting procedures
- to make recommendations to the Board of Directors regarding the nomination of external auditors to be appointed by the shareholders
- to discuss the audit procedures, including the proposed scope and the results of the audit
- to keep itself regularly informed on important findings of the audits and of their progress
- to oversee the quality of the internal and external auditing
- to present the conclusions on the approval of the Financial Statements to the Board of Directors

The Audit Committee regularly reports to the Board on its findings and proposes appropriate actions. The responsibility for approving the annual Financial Statements remains with the Board of Directors.

(4) The **Finance Committee** consists of one Vice Chairman, who chairs this Committee, and of two members of the Chairman's and Corporate Governance Committee. It reviews the financial asset and liability framework of the Group, and prepares and updates for the Board's approval financial asset and liability risk management guidelines. It is free to appoint outside counsel.

[1] For complete information: please refer to the Board of Directors Regulations and Committee Charters on www.nestle.com

3.5.3 Work methods of the Board of Directors and its Committees

The Board meets as often as necessary, at least quarterly, and on notice by the Chairman/CEO or by the person designated by him. In addition, the Board must be convened as soon as a Board member requests the Chairman/CEO for a meeting.

The following meetings were held in 2006:

– Board of Directors of Nestlé S.A.	6 times
– Chairman's and Corporate Governance Committee	7 times
– Compensation and Nomination Committee	3 times
– Audit Committee	3 times
– Finance Committee	2 times

The Board reserves one full day per year to discuss strategic questions. Board and Committee meetings also took place during the annual visit to a Nestlé Market, in 2006 to Nestlé in Russia. In 2006, the average duration of the Board meetings held was 3 hours 45 minutes. The average attendance at the Board meetings was over 98%.

3.6 Definition of areas of responsibility

The governing bodies have responsibilities as follows:

3.6.1 Board of Directors

The Board of Directors is the ultimate governing body of the Company. It is responsible for the ultimate supervision of the Group. The Board attends to all matters which are not reserved to the General Meeting of Shareholders or another governance body of the Company by law, the Articles of Association or specific Regulations issued by the Board of Directors.

The Board has the following main duties:

a) the ultimate direction of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the Company's organisation;
c) the determination of accounting and financial control principles, as well as the principles of financial planning;
d) the appointment and removal of the Chairman/CEO and the Vice Chairmen, of the Committee members and members of the Executive Board;
e) the ultimate supervision of the Chairman/CEO and the members of the Executive Board, in particular with respect to their compliance with the law, the Articles of Association, the Board Regulations and instructions given from time to time by the Board;
f) the preparation of the Management Report, the General Meeting of Shareholders and execution of its resolutions;
g) the notification of the court in the event of overindebtedness;
h) the discussion and approval of:
   - the Group's long-term strategy and annual investment budget;
   - major financial operations;
   - any significant policy issue dealing with the Company's or the Group's general structure or with financial, commercial and industrial policy;
   - Corporate Governance principles of the Company;
   - the review of and decision on any report submitted to the Board.

3.6.2 Executive Board

The Board of Directors delegates to the Chairman/CEO, with the authorisation to sub-delegate, the power to manage the Company's and the Group's business, subject to law, the Articles of Association and the Board of Directors' Regulations.

The Chairman/CEO chairs the Executive Board and delegates to its members individually the powers necessary for carrying out their responsibilities, within the limits fixed in the Executive Board's Regulations.

3.7 Information and control instruments vis-à-vis the Executive Board

The Board of Directors, on a regular basis, is fully informed on material matters involving the Company's and the Group's business. Additional means to allow appropriate decision making are:

The external auditors, KPMG (auditors of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group), who conduct their audit in compliance with Swiss law and in accordance with Swiss Auditing Standards and with International Standards on Auditing.

The Nestlé Group Audit, the corporate internal auditors, which has a direct link to the Audit Committee (see point 3.5.2 above). It comprises a unit of international auditors who travel worldwide, completing audit assignments.

Group Risk Services, the corporate risk management unit, providing assistance to all corporate entities with regard to risk management, loss prevention, claims handling and insurance/risk financing. A top-level risk assessment is performed once a year for all businesses.

Furthermore, the Audit Committee assesses the effectiveness of the internal and external audit systems/processes as well as the internal risk management organisation and process.

4. Executive Board

4.1 Members of the Executive Board

a) Name/Year of birth/Nationality/Education/Current function

Peter Brabeck-Letmathe	1944	Austrian	Economics Chairman and CEO
Francisco Castañer	1944	Spanish	Economics EVP: Pharmaceutical & Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Lars Olofsson	1951	Swedish	Business Administration EVP: Strategic Business Units and Marketing
Werner Bauer	1950	German	Chemical Engineering EVP: Technical, Production, Environment, Research & Development (as of 1 February 2007: Chief Technology Officer)
Frits van Dijk	1947	Dutch	Economics EVP: Zone Asia, Oceania, Africa, Middle East
Paul Bulcke	1954	Belgian	Economics and Business Administration EVP: Zone USA, Canada, Latin America, Caribbean
Carlo M. Donati	1946	Swiss	Economics EVP: Nestlé Waters
Luis Cantarell	1952	Spanish	Economics EVP: Zone Europe
Paul Polman	1956	Dutch	Economics and Business Administration EVP: Finance and Control, Global Nestlé Business Services, Legal, Intellectual Property, Tax, Purchasing (and GLOBE as of 1 January 2007)
Chris Johnson	1961	American	Economics and Business Administration Deputy EVP: GLOBE, IS/IT, Strategic Supply Chain (until 31 December 2006)
Richard T. Laube	1956	Swiss & American	Organisational Development and Evaluation Research Deputy EVP: Nestlé Nutrition
Marc Caira	1954	Canadian	Marketing Deputy EVP: FoodServices Strategic Business Division
David P. Frick	1965	Swiss	Law SVP: Corporate Governance and Compliance
as of 1 February 2007:			
José Lopez	1952	Spanish	Mechanical Engineering EVP: Operations

(EVP: Executive Vice President; SVP: Senior Vice President)

For complete information: please refer to individual CVs on www.nestle.com

4.2. Professional background and other activities and functions

Peter Brabeck-Letmathe

Please refer to point 3.2 above.

Francisco Castañer



Francisco Castañer joined Nestlé España in 1964, in marketing research, before being transferred to the Organization Department at Nestlé's Headquarters in Switzerland. He returned to Spain in 1973 to become Head of the Infant and Dietetic Products Division in 1976 and Head of the Diversification Department in 1981. He was Alimentos Refrigerados SA (Nestlé Group) General Manager from 1982 to 1984 before serving two years as Nestlé España SA Deputy Managing Director and then Managing Director and Vice President of the Board from 1986 to 1996. Since June 1997, Francisco Castañer has been the Executive Vice President responsible for Nestlé Group's worldwide non-food business (including Alcon and Galderma Laboratories, and relations with L'Oréal), as well as being responsible for Human Resources and Corporate Affairs.
He represents Nestlé as Vice Chairman of Alcon Inc., Switzerland; and as a Board member of L'Oréal S.A. in France and Galderma Pharma S.A., Switzerland.

Lars Olofsson



Lars Olofsson joined Nestlé in 1976 as a product manager for Findus frozen products. In 1981 he took charge of various commercial and marketing functions for Nestlé France, later heading the Dairy and Dietetic Products Division of Sopad Nestlé before returning to Sweden for 18 months as President of Pripps-Procordia. In 1992, he became General Manager of France Glaces Findus, and was appointed Head of Nestlé Group's four Nordic markets in 1995 (Sweden, Norway, Denmark and Finland). He was appointed President and CEO of Nestlé France in November 1997. In July 2001 he was appointed Executive Vice President, responsible for Zone Europe. Since December 2005 he has been Executive Vice President in charge of Strategic Business Units and Marketing.
As a representative of Nestlé, he serves as Chairman of Nespresso S.A., as Co-Chairman of Beverage Partners Worldwide S.A. and is a Board member of both Life Ventures S.A. and Nutrition-Wellness Venture AG, Switzerland.

Werner Bauer



Werner Bauer began his career in 1975 as an Assistant Professor in Chemical Engineering at the University of Erlangen-Nürnberg. In 1980 he was appointed Professor of Chemical Engineering at the Technical University, Hamburg, and in 1985 he obtained the Directorship of the Fraunhofer Institute for Food Technology and Packaging and a position as Professor in Food Processing, Technical University, Munich.
Werner Bauer became Head of the Nestlé Research Center, Lausanne, in 1990, moving on to become Head of Nestlé Research and Development in 1996. After serving as Technical Manager and then Region Head for Nestlé Southern and Eastern Africa Region, he moved to his present position as Executive Vice President and Head of Technical, Production, Environment, Research and Development in 2002.
As a representative of Nestlé, Werner Bauer also undertakes the following duties: Board member of Alcon Inc. in Switzerland; Board member of L'Oréal in France; member of the Supervisory Board for Cereal Partners Worldwide, Switzerland; Vice Chairman for both Life Ventures S.A. and Nutrition-Wellness Venture AG; Chairman of Rychiger AG and of Sofinol S.A. in Switzerland.
He is also a member of the Board of Trustees for the Bertelsmann Foundation in Germany, and is a Board member of the Swiss Society of Chemical Industries.

Frits van Dijk



Frits van Dijk joined Nestlé in 1970 as a sales representative for the UK before holding a series of positions in India and the Philippines from 1972 to 1979. He returned to Europe to work in Nestlé's Beverage Division before again returning to Asia in 1982 where he took on a number of portfolios and was appointed Managing Director of Nestlé Japan in 1995. In 2000, he was appointed Chairman and CEO of Nestlé Waters Worldwide (formerly Perrier Vittel SA), and in May 2005 he was appointed Executive Vice President for Zone Asia, Oceania, Africa and Middle East.
Frits van Dijk represents Nestlé as a member of the Supervisory Board of Cereal Partners Worldwide, Switzerland, and is a Board member of Osem Investments Ltd., Israel, Quality Coffee Products Ltd., Thailand, Nestlé Central and West Africa Limited (Ghana); Nestlé (China) Ltd., Nestlé (Malaysia) BHD., Nestlé Pakistan Ltd., Nestlé Philippines Inc., and Nestlé (South Africa) Pty Ltd. He is President Commissioner of both PT Nestlé Indonesia and PT Nestlé Indofood Citarasa Indonesia.

Paul Bulcke



Paul Bulcke began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé Group in 1979 as a marketing trainee. From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal. Between 1998 and 2003 he was Managing Director of firstly Nestlé Czech and Slovak Republic, and then Nestlé Germany, before he was appointed to his present post as Executive Vice President, responsible for Zone Americas.
As a representative of Nestlé, Paul Bulcke serves as Chairman of both Nestlé Brazil Ltda., and Nestlé Chile S.A. He is also a Board member of Beverage Partners Worldwide S.A. in Switzerland, a member of the Supervisory Board of Cereal Partners Worldwide, Co-Chairman of the Supervisory Board of Dairy Partners Americas (Switzerland and New Zealand), and Vice Chairman of Dreyer's Grand Ice Cream Holdings Inc., USA.
He is also a board member of the Swiss-Latin American Chamber of Commerce.

Carlo Donati



Carlo Donati began his career at Nestlé in 1973 as a marketing trainee. From 1976 to 1979 he was product manager and Assistant to CEO, Nestlé India before becoming product manager, Nestlé Portugal. From 1980 onwards, Carlo Donati held a series of senior positions in Africa. In 1993 he was transferred to Nestlé's Headquarters as Regional Assistant / Deputy for the Africa & Middle East Zone of operations, moving on from that position in 1996 to become Divisional Manager of Nestlé Italiana, and then Managing Director of Nestlé India in 1998. After five years as Region Head of Nestlé South Asia Region, he was appointed to his present post as Executive Vice President, Nestlé Waters, in 2005.
Carlo Donati represents Nestlé's interests as a board member of Manantiales la Asunción S.A. de CV in Mexico. He is also Chairman of both Nestlé Waters SAS, and Nestlé Waters MT (Management & Technology) SAS in France.

Luis Cantarell



In 1976 Luis Cantarell joined Nestlé España S.A. and was appointed Head of Coffee Marketing in 1987 and later Head of the Nutrition Division of Nestlé Spain. In 1994 he transferred to Nestlé's Headquarters, taking worldwide responsibility for Coffee Marketing within the Coffee & Beverages Strategic Business Unit. He returned to Spain in 1996 as Division manager. From 1998 to 2001 he was Managing Director of Nestlé Portugal S.A., and in 2001 was nominated Senior Vice President in charge of the Group's Nutrition Strategic Business Division. In 2003 he was appointed Deputy Executive Vice President, before taking his present position in November 2005 as Executive Vice President, Nestlé S.A., in charge of Zone Europe.
As a representative of Nestlé, he is member of the Supervisory Board of Cereal Partners Worldwide, in Switzerland, Chairman of Nestlé Entreprises SAS in France, Nestlé Suisse S.A., and Société des Produits Nestlé S.A. in Switzerland.
Luis Cantarell is also a member of the Foreign Investment Advisory Council of Russia, a Board member of Association des Industries de Marque (AIM) in Belgium, President of the Liaison Committee with the CIAA and member of the Executive Board of ECR Europe in Belgium.

Paul Polman



From 1979 to 1986 Paul Polman completed various financial assignments for Procter & Gamble in Belgium, Holland and France. By 1986 he was a Category Manager and Marketing Director at P&G France, eventually becoming Vice President and General Manager of P&G Iberia in 1989 and Vice President and Managing Director of P&G UK in 1995. From 1998 to 2001 he was President of Global Fabric Care at P&G and from 2001 to 2005 Group President of P&G Europe and Officer of the Procter & Gamble Company responsible for P&G's European business.
Paul Polman joined Nestlé in 2006 and serves as Executive Vice President Finance & Control, also in charge for Global Nestlé Business Services, Legal, Intellectual Property, Tax and Purchasing (plus GLOBE as of 1 January 2007).
As a representative of Nestlé Paul Polman is a Board member of Alcon Inc., and of both Life Ventures S.A. and Nutrition-Wellness Venture AG in Switzerland.
He is also Treasurer of the Swiss-American Chamber of Commerce.

Chris Johnson



Chris Johnson began his career in 1983 at Carnation Company in the United States (acquired by Nestle in 1985) and held various sales and marketing positions through 1990. In 1991, he joined Nestle Japan as Marketing Manager for the Friskies Pet Care Business Unit and later became the Manager for the Refreshment Beverages Business Unit. In 1995, he took the role of Senior Area Manager, Asia Region, for Perrier Vittel SA (now Nestlé Waters) based in France. From 1998 to 2000, he was Managing Director of Nestle Taiwan. In 2000, Chris Johnson was appointed to his current position as Deputy Executive Vice President responsible for the GLOBE Program, IS/IT and Strategic Supply Chain (until 31 December 2006).
He is also a member of the Executive Board of the Global Commerce Initiative (GCI) in Belgium, and a member of the Management Board of GS1 (formerly EAN International) in Belgium.

Richard T. Laube



From 1980 to 1986 Richard T. Laube was a brand manager for Procter & Gamble, firstly in Geneva, Switzerland, and then in Cincinnati, USA. In 1987 he moved to Osaka, Japan, as Paper Brands Marketing Director for P&G Far East Inc. and then to Germany in 1992 as General Manager and Vice President of P&G Pharmaceutical, Deutschland. After three years as Managing Director of P&G do Brasil, Richard T. Laube became President of Roche Consumer Health in 1999, and was appointed a member of the Roche Corporate Executive Committee in 2001.
Richard Laube joined Nestlé S.A. in April 2005 and became Deputy Executive Vice President, Corporate Business Development, and in November 2005 was appointed Deputy Executive Vice

President in charge for Nestlé Nutrition. Richard Laube also represents Nestlé as Chairman of Nutrition-Wellness Venture AG and Life Ventures S.A. in Switzerland and as Chairman of Jenny Craig.

Marc Caira



Marc Caira started at Nestlé Canada in 1977. In 1986 he was appointed Regional Sales Vice President and then in 1990 Vice President Foodservice, eventually serving as President of Foodservice & Nescafé Beverages for Nestlé Canada from 1997 to 2000.
In October 2000 Marc Caira joined Parmalat Canada and became President and CEO of Parmalat North America in 2004.
In May 2006, Marc Caira returned to Nestlé and was appointed Deputy Executive Vice President in charge of FoodServices Strategic Business Division.

David P. Frick



David P. Frick began a legal career in 1991 with a clerkship in the Meilen District Court in Zurich and in 1993 became assistant to the Banking Law Chair at Zurich University Law School. From 1994 to 1999 he was an attorney in the International Corporate and Litigation practice groups of Cravath, Swaine & Moore, the New York law firm, before becoming Group General Counsel and Managing Director of Credit Suisse Group, Zurich, in 1999. In 2003 David Frick was appointed as a Member of the Executive Board at Credit Suisse Group and became the company's Head of Legal and Compliance in 2005.
David Frick joined Nestlé S.A. in 2006 as Senior Vice President, Corporate Governance and Compliance.
He is also on the Committee on Extraterritoriality for the International Chamber of Commerce in Paris, and the Legal Committee for the Swiss-American Chamber of Commerce.

as of 1 February 2007:
José Lopez



José Lopez joined Nestle in 1979 as Engineering Trainee. From 1983 to 1995, he completed various technical assignments in Spain, USA, Japan and France. In 1995 he was appointed Technical Manager of the Oceania Region, becoming in 1997 the Operations Director responsible for Technical, Supply Chain and Exports. In 1999 José Lopez was appointed Market Head responsible for the Malaysian/Singaporean Region, in 2003 he became Market Head of Nestle Japan. As Executive Vice President of Operations he will be responsible for Procurement, Technical and Production as well as Supply Chain Functions.

4.3 Management contracts
There are no management contracts with third parties at Nestlé.

5. Compensations, shareholdings and loans [1]

5.1 Content and method of determining the compensation and of the share-ownership programmes
The Compensation and Nomination Committee recommends to the Board of Directors, for approval, the compensation policy and the fees paid to the members of the Board of Directors, including the compensation of the Chairman/CEO. Upon proposal by the Chairman/CEO, the Compensation and Nomination Committee reviews and approves the Executive Board members' individual compensation, including short-term and long-term incentive components, in light of their individual assessments, targets and achievements relevant to compensation.

The principles and elements of compensation for acting and former members of the Nestlé Board of Directors and Executive Board were the following:

[1] See Notes 21 and 33 of the Consolidated Financial Statements of the Nestlé Group 2006 for full details

Members of the Board of Directors

Members of the Board of Directors received an annual compensation that varied with the Board and the Committee responsibilities as follows (see details below): Board members CHF 280 000; members of the Chairman's and Corporate Governance Committee additional CHF 200 000; members of the Compensation and Nomination Committee additional CHF 50 000 (Chair 150 000); members of the Audit Committee additional CHF 100 000 (Chair 150 000). Half of the compensation was paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a two-year blocking period.

Members of the Board of Directors also received an annual expense allowance of CHF 15 000 each (included in the table below). This allowance covers travel and hotel accommodation in Switzerland, as well as sundry out-of-pocket expenses. For Board members from outside Europe, the Company reimburses additionally the airline tickets. When the Board meets outside of Switzerland, all expenses are borne and paid directly by the Company.

The Chairman/CEO was in addition entitled to a salary, a bonus, share options and restricted stock units.

Compensation of members of the Board of Directors

	Annual compensation	
	Cash (in CHF)	Shares (number)
Peter Brabeck-Letmathe, Chairman and CEO Chairman's and Corporate Governance Committee (Chair)	(Please refer to point 5.9)	
Andreas Koopmann, 1st Vice Chairman Chairman's and Corporate Governance Committee (Member) Compensation and Nomination Committee (Member)	280 000	697
Rolf Hänggi, 2nd Vice Chairman Chairman's and Corporate Governance Committee (Member) Finance Committee (Chair) Audit Committee (Chair)	330 000	829
Edward George Chairman's and Corporate Governance Committee (Member) Finance Committee (Member) Compensation and Nomination Committee (Member)	280 000	697
Jean-Pierre Meyers Audit Committee (Member)	205 000	500
Peter Böckli Compensation and Nomination Committee (Chair)	230 000	566
André Kudelski Audit Committee (Member)	205 000	500
Kaspar Villiger Chairman's and Corporate Governance Committee (Member) Finance Committee (Member) Audit Committee (Member)	305 000	763
Daniel Borel Compensation and Nomination Committee (Member)	180 000	434
Carolina Müller-Möhl	155 000	369
Günter Blobel	155 000	369
Jean-René Fourtou	155 000	369
Steven George Hoch	155 000	369
Naïna Lal Kidwai	155 000	369
Total non-executive Board members	2 790 000	6 831

Members of the Executive Board
The total annual compensation of the members of the Executive Board comprises a base salary, a bonus (based on the individual's performance and the achievement of the Group's objectives), stock options, restricted stock units, other benefits (see below), as well as contributions towards pension benefits.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last ten trading days of January of the year of allocation. These shares are subject to a three-year blocking period.

When determining the value and the design of the various elements, the Company uses several benchmarks. The major peer group considered for purpose of competitive practice is made up of some 15 mainly European parented fast-moving consumer goods companies. The Company's base salaries as well as bonus and long-term incentive targets generally today are at the median values of this comparator group; longer term we aim to be within the third quartile. Variations from this benchmark can exist as a result of special position requirements or particular experience or seniority of the incumbent.

The benchmark for pension benefits is the group of the leading Swiss companies, both in the industrial and financial services sectors.

Here below is a short description of the various compensation elements.

Base Salary
The Base Salary is the foundation of the total compensation. It also serves as the base for determining the Short-Term Bonus target and the Long-Term Incentives. It is reviewed annually based upon the individual contribution and with the objective to keep it competitive against our chosen peer group.

Short-Term Bonus
The Short-Term or annual Bonus is expressed as a Bonus target, which is a percentage of the Base Salary. The objectives are set at the beginning of each year and they include collective as well as individual objectives. Collective objectives are Nestlé Group operational objectives such as RIG, EBIT, Capex and others. Individual objectives are determined for each member of the Executive Board. In case all objectives are reached in full, the bonus payout will correspond to the targeted level. In case of overachievement of the objectives, the payout can reach a maximum of 150% of target. There is no guaranteed minimum bonus payout.

Long-Term Incentives
Each year, members of the Executive Board are eligible to receive Long-Term Incentives in the form of stock options under the Management Stock Option Plan (MSOP) and restricted share units under the Restricted Stock Unit Plan (RSUP). A target value is set at the time of the grant and the respective number of options and restricted stock units is then allocated to each member of the Executive Board. Grants under both plans vest following a waiting period of three years after the grant. The exercise price for the stock options corresponds to the average price of the last ten trading days preceding the grant date.
Upon vesting, the options have an exercise period of four years before they expire, and the restricted stock units are made available to participants in the form of Nestlé S.A. shares.

Other benefits
Nestlé limits other benefits to a minimum. Typical elements are a car allowance (there are no company cars provided to the members of the Executive Board) and a minimal contribution towards the health insurance premiums, as offered to other employees. Those Executive Board members who have been transferred from other Nestlé locations can receive benefits in line with the Nestlé Corporate Expatriation Policy. There are no contractual provisions concerning severance payments for members of the Executive Board.

Pension Benefits

Executive Board members domiciled in Switzerland are affiliated to the Nestlé Pension Plan in Switzerland as all other employees. The Plan is designed as a defined contribution plan with a retirement pension objective expressed as a percentage of the base salary. This means that the pensionable earnings include the base salary, but not the variable compensation. Any part of the base salary which exceeds the ceiling prescribed by the Swiss Pension Law is covered directly by the Company.

5.2 Compensations for acting members of governing bodies

The total of all compensations (including contributions towards pension benefits but excluding stock and option grants) conferred by Nestlé S.A. or one of its Group companies during the year under review and that directly or indirectly benefited members of the Board of Directors and/or the Executive Board was:

- For the executive member of the Board of Directors and members of the Executive Board: CHF 23 810 013 (of which CHF 3 976 030 are contributions towards pension benefits).
- For non-executive members of the Board of Directors [1]: CHF 2 790 000.

No severance payment was made to any person giving up their function in a governing body during 2006.

5.3 Compensations for former members of governing bodies

A total of CHF 101 550 was conferred during 2006 on two former members of the Executive Board who gave up their function during the year preceding the year under review or earlier.

5.4 Share allotment and restricted stock unit grant in the year under review

The number of Nestlé S.A. shares allotted to the following parties during 2006 was:

- To the executive member of the Board of Directors and members of the Executive Board: 23 892 shares.
- To non-executive members of the Board of Directors: 6831 shares [1].

The number of restricted stock units granted to the following parties during 2006 was:

- To the executive member of the Board of Directors and members of the Executive Board: 25 020 units.

Each restricted stock unit gives the right to receive one share at the end of the restriction period of three years (or earlier in case of early vesting).

5.5 Share ownership

The number of Nestlé S.A. shares held by the following parties on 31 December 2006 is as follows:

- By the executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons: 90 579 shares.
- By non-executive members of the Board of Directors and parties closely linked to such persons: 192 761 shares.

[1] For details of compensation: see table point 5.1 above

5.6 Options

Overview of the options on Nestlé S.A. shares held by the following parties on 31 December 2006:

Executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons

Grant date (options)[1]	Duration	Exercise price	Number of options outstanding
01.02.2006	7 years	CHF 379.50	104 475
01.02.2005	7 years	CHF 309.20	56 800
01.02.2004	7 years	CHF 329.10	176 500
01.02.2003	7 years	CHF 278.55	88 300
01.03.2002	7 years	CHF 367.35	84 150
01.03.2001	7 years	CHF 343.20	46 980

Non-executive members of the Board of Directors and parties closely linked to such persons

- none

5.7 Additional fees and remunerations

There are no additional fees or remunerations billed to Nestlé S.A. or one of its Group companies by members of the governing body or parties closely linked to such persons as defined by the SWX Directive.

5.8 Loans to members of governing bodies

The total outstanding amount and conditions of the guarantees, loans, advances or credits granted to members of the Board of Directors or the Executive Board by Nestlé or one of Nestlé's Group companies, on 31 December 2006:

- Executive member of the Board of Directors and members of the Executive Board[2]: CHF 94 250.
- Non-executive members of the Board of Directors: None.

Closely linked parties did not receive any loans.

Loans are generally reimbursed over a three-year period and are interest-free.

5.9 Highest total compensation

For the member of the Board of Directors upon whom the highest total compensation was conferred during 2006, i.e. the Chairman/CEO, the elements are:

Element	Number	Value (in CHF)	Valuation method
Compensation (in cash)[3]		3 590 190	
Share allotment	17 414	6 484 140	Fiscal value at grant
Option allotment	56 600	1 038 610	Fiscal value at grant
Restricted Stock Unit grant	7 700	2 887 500	Market value at grant
Total		14 000 440	

[1] The subscription ratio is one option for one share in all cases

[2] Two beneficiaries under the Nestlé Corporate Expatriation Policy

[3] The Company also made a contribution of CHF 956 632 towards future pension benefits of the Chairman/CEO in line with Nestlé's pension benefits policy described above

6. Shareholders' participation

6.1 Voting rights and representation restrictions

6.1.1 All voting rights restrictions, along with an indication of statutory group clauses and rules on granting exceptions, particularly in the case of institutional voting-rights representatives

Only persons who have been duly entered in the Share Register are recognised by the Company as shareholders and can exercise the rights conferred by the shares (art. 6, par. 4 of the Articles of Association, Appendix 1). Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote nor the other rights relating thereto.

Each shareholder with the right to vote may have their shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

No shareholder nor shareholders acting in concert may, for the aggregate of the shares held or represented by them, vote in respect of more than 3% of the share capital (art. 14, par. 3 of the Articles of Association).

In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors has granted exceptions to certain banks to vote shares deposited by their clients, which in aggregate are in excess of 3% of the share capital.

Further details regarding exceptions to voting restrictions are described under article 14, par. 4–5 of the Articles of Association (Appendix 1).

6.1.2 Reasons for granting exceptions in the year under review

In order to facilitate trading of the shares on the stock exchanges, the Board of Directors has issued regulations authorising certain nominees to exceed the 3% limit to be registered as a shareholder with the right to vote. The responsibility for disclosure of beneficial owners resides with the nominees registered in the share register.

6.1.3 Procedure and conditions for abolishing statutory voting-rights restrictions

Shareholders representing at least two thirds of the share capital must be present at a General Meeting in order to amend the provisions of the Articles of Association relating to the registration of voting rights and the limit on voting rights at General Meetings. Such a resolution requires a majority of three quarters of the shares represented at the General Meeting (art. 17 of the Articles of Association). See also article 14, par. 5 of the Articles of Association. See, however, Art. 36 of the Articles of Association as adopted by the General Meeting of 6 April 2006 (Appendix 1) and pages 10–11 of the Nestlé Management Report 2006.

6.1.4 Statutory rules on participating in the General Meeting of shareholders if they differ from applicable legal provisions

Shareholders with the right to vote may have their shares represented by another shareholder with voting rights (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

6.2 Statutory quorums

Please refer to articles 16 and 17, par. 1 of the Articles of Association (Appendix 1). See, however, Art. 36 of the Articles of Association as adopted by the General Meeting of 6 April 2006 and pages 10–11 of the Nestlé Management Report 2006.

6.3 Convocation of the General Meeting of shareholders

Nestlé S.A. statutory rules (art. 11 and 12 of the Articles of Association, Appendix 1) do not differ from applicable legal provisions.

6.4 Agenda

Please refer to article 20 of the Articles of Association (Appendix 1).

6.5 Registrations in the Share Register

The registrations appearing in the Share Register twenty days prior to the date of the General Meeting shall determine the right to participate in, and the right to represent shareholders at General Meetings (art. 6, par. 7 of the Articles of Association, Appendix 1).

7. Changes of control and defence measures

7.1 Duty to make an offer

Nestlé S.A. does not have a provision on opting out or opting up in the Articles of Association. Thus, the provisions regarding the legally prescribed threshold of 33⅓% of the voting rights for making a public takeover offer set out in article 32 of the Stock Exchange Act are applicable.

7.2 Clauses on changes of control

There are no such agreements.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

On 22 May 1993, Klynveld Peat Marwick Goerdeler SA (referred to as KPMG in this report), was first appointed as auditor of Nestlé S.A. On 14 April 2005 at the 138th General Meeting of Shareholders of Nestlé S.A., KPMG was reappointed as auditor of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group for a term of office of three years.

The audit report is signed jointly by two KPMG partners on behalf of KPMG. The first year that Mr. M. Baillache, in his capacity as auditor in charge, signed the Nestlé S.A. and the Consolidated Financial Statements of the Nestlé Group was for the year ending 31 December 2006.

8.2 Auditing fees

The total of the auditing fees paid to the auditors for 2006 amounts to CHF 50 million, of which KPMG, in their capacity as Group auditors, received CHF 47 million.

8.3 Additional fees

The total of the fees paid to the auditors for 2006 related to additional services amounts to CHF 8 million, of which KPMG received CHF 4 million.

The Nestlé Group and KPMG have agreed on clear guidelines as to professional services which it is appropriate for KPMG to provide. These services include due diligence on mergers, acquisitions and disposals and tax and business risk assurance. These guidelines ensure KPMG's independence in their capacity as auditors to the Nestlé Group. As a result of Alcon's listing on the NYSE, KPMG is required to maintain its independence from the Nestlé Group in accordance with U.S. standards. KPMG monitors its independence throughout the year and confirms its independence to the Audit Committee annually.

8.4 Supervisory and control instruments pertaining to the audit

Please refer to points 3.5.2, 3.5.3 and 3.6 below.

9. Information policy

Investor Relations – Guiding principles

Nestlé is committed to managing an open and consistent communication policy with shareholders, potential investors and other interested parties. The objective is to ensure that the perception of those parties about the historical record, current performance and future prospects of Nestlé is in line with management's understanding of the actual situation at Nestlé. The guiding principles of this policy are that Nestlé gives equal treatment to shareholders in equal situations, that any price-sensitive information is published in a timely fashion and that the information is provided in a format that is as full, simple, transparent and consistent as possible.

Methodology

Nestlé produces a highly detailed Management Report annually, which reviews the business and provides detailed audited financial statements for the year under review, according to the International Financial Reporting Standards (IFRS). This document is complemented by the Half-yearly Report.

Nestlé publishes its full-year and half-year results, and its first-quarter and nine-months' sales figures. Nestlé also publishes press releases at the time of any potentially price-sensitive event, such as significant acquisitions and divestments, joint venture agreements and alliances. Major announcements, such as results or corporate activity, are accompanied by a presentation which is broadcast "live" on the Internet and which anyone can choose to access, whether or not that person is a shareholder.

Nestlé has an active investor relations programme, including both group meetings and one-to-one meetings. This includes the Ordinary General Meeting, as well as presentations at the time of its full and half-year results. The Group also has a programme of roadshows, which take place in most financial centres around the world, and hosts themed events for institutional investors and investment analysts at which members of line management give an overview of their particular areas of responsibility. These meetings focus either on recently announced financial results, recent corporate activity or the longer-term strategy of the Group: they are not an occasion for the disclosure of new information which might encourage an investment decision.

Nestlé utilises the World Wide Web (www.nestle.com and www.ir.nestle.com) to ensure a rapid and equitable distribution of information. Nestlé does not just rely on people visiting the site to be updated on the latest developments within the Group: anyone can sign up on the site to be alerted automatically by Nestlé whenever there is a change to the investor relations web site; also press releases are distributed to major wire and news services. There are links to non-financial information that may be of interest to investors, including areas such as the environment, sustainability, the Nestlé Corporate Business Principles and the Nestlé Human Resources Policy.

The Nestlé Investor Relations Department can be contacted by anyone, either through the web site, or by telephone, fax, e-mail or letter.

Contact
Investor Relations
Nestlé S.A., Avenue Nestlé 55
CH-1800 Vevey
Telephone + 41 (0)21 924 35 09
Fax + 41 (0)21 924 28 13
e-mail ir@nestle.com

General Organisation of Nestlé S.A.
1 February 2007



Member of the Executive Board
Board of Directors of Nestlé S.A.
Chairman and Chief Executive Officer
Peter Brabeck-Letmathe
General Secretariat
Bernard Daniel
Corporate Governance and Compliance
David P. Frick
Pharma/Cosmetics/ Human Resources/ Corporate Affairs
Francisco Castañer
Finance and Control GLOBE
Paul Polman
Strategic Business Units and Marketing
Lars Olofsson
FoodServices
Marc Caira
Operations
José Lopez
Innovation, Technology and R&D
Werner Bauer
Nestlé Nutrition
Richard T. Laube
Nestlé Waters
Carlo M. Donati
Zone EUR: Europe
Luis Cantarell
Zone AOA: Asia, Oceania, Africa
Frits van Dijk
Zone AMS: Americas
Paul Bulcke

Articles of Association of Nestlé S.A.

*Translation**

I. Name, Object, Duration Registered Offices
Article 1 Corporate name
The Company is a company limited by shares incorporated and organised in accordance with the Code of Obligations of the Swiss Confederation.
Its name is:
Nestlé S.A.
Nestlé AG
Nestlé Ltd.

Article 2 Object
1 The object of the Company is to participate in industrial, commercial and financial enterprises in Switzerland and abroad, particularly in the food and related industries.
2 The Company may itself establish such undertakings or participate in, finance and promote the development of undertakings already in existence.
3 The Company may enter into any transaction which, in the opinion of its Board of Directors, is conducive to its object or suitable for the investment of its available funds.

Article 3 Duration
The duration of the Company is unlimited.

Article 4 Registered offices
The registered offices of the Company are situated in Cham and Vevey, Switzerland.

II. Share Capital
Article 5 Share capital
The share capital is CHF 400 735 700 (CHF four hundred million seven hundred and thirty-five thousand seven hundred) divided into 400 735 700 fully paid up registered shares having a nominal value of CHF 1 each.

Article 5bis Conditional share capital
1 By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10 000 000 (CHF ten million), by the issue of a maximum of 10 000 000 registered shares having a nominal value of CHF 1 each.
2 Holders of convertible debentures resulting from future convertible loans or of option rights resulting from future issues of bonds with warrants attached shall be entitled to acquire the new shares.
3 The preferential subscription right of the shareholders is withdrawn for these new shares.
4 The new shares shall be subject, as soon as they are issued by the exercise of conversion or option rights, to the restrictions set forth in Article 6.
5 The right of the shareholders to subscribe in priority the convertible debentures or bonds with warrants attached when they are issued may be limited or withdrawn by the Board of Directors, if:

a) an issue by firm underwriting by a consortium of banks with subsequent sale to the public seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue;

or

b) the convertible debentures or bonds with warrants attached must be issued in connection with the acquisition of businesses or parts of businesses or with participations.

6 Any convertible debentures or bonds with warrants attached which the Board of Directors decides not to offer for prior subscription to the shareholders shall be subject to the following conditions:

a) Conversion rights may be exercised only during a maximum of 15 years, and option rights only during 7 years from the date of issue of the relevant loan.
b) The new shares shall be issued according to the applicable conversion or option conditions. The convertible debentures or bonds with warrants attached must be issued pursuant to the usual market conditions (including the usual market conditions with regard to protection against dilution). The conversion or option price must be not less than the average of the closing price of the shares paid on the SWX Swiss Exchange during the 5 days preceding the determination of the final issue conditions for the relevant debentures or bonds with warrants attached.

* *This is an unofficial translation. In case of doubt or differences of interpretation the official French and German versions of the Articles of Association shall prevail over the English text.*

Article 6 Shares; Share register; exercise of rights; restrictions under the Articles of Association

1 The Company shall issue registered shares or certificates covering several registered shares, which are issued in the name of the owner.

2 The share certificates shall be signed by two members of the Board of Directors. Both signatures may be affixed in facsimile.

3 The Company shall maintain a Share Register showing the name and address of the holders or usufructuaries. Any change of address must be reported to the Company.

4 The Share Register will contain two headings: "Shareholders without the right to vote" and "Shareholders with the right to vote". Only persons who have been duly entered under one of those two headings will be recognised by the Company as shareholders or usufructuaries. Only such persons will be authorised as against the Company to exercise the rights conferred by their shares, subject to the restrictions set forth in Article 6, par. 6, and Article 14 of the Articles of Association Shareholders without the right to vote may neither exercise the right to vote conferred by the shares nor the other rights relating thereto. Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association of the Company.

5 After the acquisition of shares, upon request of the shareholder to be recognised as such, any acquiring party shall be considered as a shareholder without the right to vote, until it is recognised by the Company as a shareholder with the right to vote. If the Company does not refuse the request to recognise the acquiring party within twenty days, the latter shall be deemed to be a shareholder with the right to vote.

6 Subject to Article 14, the following provisions shall be applicable:

a) No natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital, subject to Article 685d, par. 3 of the Swiss Code of Obligations. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent this limit, shall be counted as one person.
b) The 3% limit set out above also applies to shares acquired or subscribed by the exercise of subscription, option or conversion rights attached to shares or other securities issued by the Company or by third parties.
c) The foregoing limit does not apply in the case of subscriptions of reserve shares issued by the Company or an acquisition through exchange of shares.
d) Subject to the provisions of letter e) below, the Board of Directors may refuse to enter the shares in the Share Register if, when requested to do so by the Board, the acquiring party has not specifically declared that the shares have been acquired in its own name and for its own account.
e) In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit set out above.
f) After hearing the interested party, the Board of Directors may cancel, with retroactive effect, the registration of shareholders holding shares in contravention of the preceding rules.

7 The registrations appearing in the Share Register twenty days prior to the date of the General Meeting of shareholders shall determine the right to participate in and the right to represent shareholders at the General Meetings (art. 14).

Article 7 Dematerialised shares

1 The Company may cease printing and supplying certificates. A shareholder shall however have the right to demand at any time that a certificate for his shares be printed and supplied at no cost.

2 Shares not represented by a certificate, and the rights attached to such shares but not represented by a certificate, may only be transferred by deed. In order to be valid, the deed must be notified to the Company.

3 Shares or the rights attached thereto not represented by a certificate, which a bank has been instructed by the shareholder to administer, may only be transferred through that bank and pledged in favour of such bank.

Article 8 Notices

Without prejudice to the special notice required under Article 696, par. 2, of the Swiss Code of Obligations, all notices required by law and all notifications to be made by the Company shall be considered duly made if published in the "Feuille Officielle Suisse du Commerce" in Berne.

III. Organisation of the Company

A. General Meeting

Article 9 Powers of the General Meeting

1 The General Meeting of shareholders is the supreme authority of the Company.

2 Its decisions, if in accordance with the law and these Articles of Association, shall be binding on all shareholders.

Article 10 Ordinary General Meeting

The Ordinary General Meeting of shareholders shall be held each year within six months of the close of the financial year of the Company.

Article 11 Convening General Meetings

1 General Meetings shall be convened by the Board of Directors or, if necessary, by the Auditors, as well as in the other cases foreseen by law.

2 The Board of Directors shall, if so requested by a General Meeting or at the request in writing, specifying the items and proposals to appear on the agenda, of one or more shareholders with the right to vote representing in aggregate not less than one tenth of the share capital, convene an Extraordinary General Meeting. The Extraordinary General Meeting shall be held within forty days of such request.

Article 12 Notice of General Meetings

1 Ordinary or Extraordinary General Meetings shall be convened by notice appearing in the gazette referred to in Article 8 not less than twenty days before the date fixed for the Meeting.

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a General Meeting of shareholders be convened (art. 11) or that items be included in the agenda (art. 20).

Article 13 Presiding officer; Minutes

1 The Chairman or any member of the Board of Directors shall preside at General Meetings.

2 Minutes of General Meetings shall be kept by the Secretary of the Board of Directors.

Article 14 Voting rights; Proxies

1 Each share confers the right to one vote. The right to vote is subject to the conditions of Article 6.

2 Each shareholder entered in the Share Register as a shareholder with the right to vote may have its shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote.

3 At General Meetings no shareholder may, for the aggregate of the shares held or represented by him, exercise his voting right in excess of 3% of the total share capital. Legal entities that are linked to one another through shareholding, voting rights, management or in any other manner, as well as natural persons or legal entities acting in concert with a view to circumventing such a limit, shall be counted as one shareholder.

4 The foregoing limit does not apply to shares received and held by a shareholder pursuant to an acquisition as referred to in Article 6, par. 6, lit. c).

5 In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors may by means of regulations or agreements with banks depart from the limit foreseen in this Article. It may also depart from such a limit within the framework of the regulations or agreements referred to in Article 6, par. 6, lit. e). In addition, this limit shall not apply to the exercise of voting rights pursuant to Article 689c CO regarding representation by a member of the corporate bodies and by an independent person.

Article 15 Quorum and decisions; 1. In general

1 General Meetings shall be duly constituted irrespective of the number of shareholders present or of shares represented, except as otherwise provided in the Articles of Association.

2 Subject to the provisions of Articles 16 and 17 below, General Meeting resolutions and elections shall be decided on a straight majority of the shares represented. In case of a tie, elections shall be decided by lot; on other matters the Chairman of the meeting shall have a casting vote.

3 This Article is subject to any contrary and mandatory provisions of the law.

Article 16 2. Special Quorum

1 Shareholders representing at least one half of the share capital shall have to be present in order to:

- change the corporate name,
- broaden or restrict the scope of the Company's business,
- transfer the registered offices,
- merge with another company,
- issue preference shares,
- cancel or modify the preferential rights attached to such shares,
- issue or cancel profit sharing certificates.

2 Whenever at a first General Meeting less than half of all the shares are represented, a second General

Meeting may be held immediately following the first at which, irrespective of the number of shares represented, decisions may validly be taken by a straight majority of the votes cast.

Article 17 3. Special Quorum and qualified Majority
1 Shareholders representing at least two thirds of the total share capital shall have to be present in order to amend the provisions of the Articles of Association relating to the registration of the voting right (Art. 6, par. 6), the limit on voting rights at General Meetings (Art 14, par. 3, 4 and 5), the number of Directors (Art. 22) and the term of office (Art. 23), as well as to transfer the registered offices abroad, wind up the Company and remove more than one third of the Directors.
2 Such decisions require a majority of three quarters of the shares represented at the General Meeting.

Article 18 Voting and elections
Without prejudice to the principle set forth in the first paragraph of Article 14, votes shall be taken on a show of hands unless a secret ballot be ordered by the Chairman of the meeting or requested by the majority of the shareholders present.

Article 19 Items not on the agenda
No resolution shall be passed at a General Meeting on matters which do not appear on the agenda except for:
- a resolution convening an Extraordinary General Meeting; or
- the setting up of a special audit.

It shall not be necessary to include in the notice convening a General Meeting items on which no vote will be taken.

Article 20 Rights of shareholders to complete agenda
One or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Article 21 Specific powers of the General Meeting
The following powers shall be vested exclusively in the General Meeting:
a) to approve the annual report and the annual financial statements of the Company;
b) to approve the consolidated financial statements of the Group;
c) to grant the release to the Board of Directors and to the management;
d) to decide on the appropriation of profits resulting from the balance sheet of the Company and in particular to determine the amount of the dividend;
e) to elect and remove the members of the Board of Directors, the Auditors of the annual financial statements of the Company and the Auditors of the consolidated financial statements of the Group;
f) to adopt and amend the Articles of Association;
g) to take all decisions which by law or under the Articles of Association are within the jurisdiction of the General Meeting.

B. Board of Directors
Article 22 Number of Directors
The Board of Directors shall consist of at least seven but not more than nineteen members who must be shareholders.

Article 23 Term of office
1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.
2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.
3 If, before the expiry of their term of office, Directors should for any cause whatsoever be replaced, the term of office of the newly elected Directors shall expire at the end of the normal term of office of their predecessors.
4 Retiring Directors may be re-elected immediately.
5 A year shall mean the period running between one Ordinary General Meeting and the next.

Article 24 Organisation of the Board; Remuneration
1 The Board of Directors shall elect its Chairman and one or two Vice Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.
2 The Board of Directors shall define in the By-laws pursuant to Art. 28, par. 2 its organisation and the assignment of responsibilities.
3 The members of the Board of Directors are entitled to a directors' fee for their activities, the amount of which is fixed by the Board of Directors.

Article 25 Convening meetings; Resolutions
1 The Board of Directors shall meet when convened by the Chairman.
2 The Chairman or any member of the Board designated by the Chairman shall immediately convene a meeting of the Board at the written and substantiated request of any member of the Board of Directors.
3 Resolutions and elections shall be decided on a straight majority of the members present at the meeting; in case of a tie the Chairman shall have a casting vote.
4 Unless a member requests discussion, resolutions of the Board may be properly taken in the form of a motion approved in writing (by letter, facsimile or otherwise) by a majority of the members of the Board.

Article 26 Powers of the Board in general
The Board of Directors shall conduct all the business of the Company to the extent that it is not within the jurisdiction of the General Meeting or not delegated pursuant to the By-laws as set forth in art. 28, par. 2.

Article 27 Specific powers of the Board
The Board of Directors has the following non-transferable and inalienable duties:
a) the ultimate direction of the business of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the organisation in the By-laws pursuant to art. 28, par. 2;
c) the determination of accounting and financial control principles;
d) the appointment and removal of the persons entrusted with the management and the granting of signatory powers to persons representing the Company;
e) the ultimate supervision of the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
f) the preparation of the Management Report in accordance with the provisions of the law;
g) the preparation of General Meetings and the carrying out of its resolutions;
h) the determination of the manner in which the dividend shall be paid;
i) the opening and closing of branch offices;
j) the notification of the court in case of overindebtedness.

Article 28 Delegation of powers
1 The Board of Directors may appoint from amongst its members a Committee entrusted with the preparation and execution of its decisions or the supervision of specific parts of the business. The Board of Directors shall ensure that it is kept properly informed.
2 The Board of Directors may in accordance with the By-laws delegate all or part of the management to one or more of its members, to the Committee, or to third parties.

Article 29 Management; Power to sign on behalf of the Company
The Board of Directors may authorise Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, "Fondés de pouvoirs", "Mandataires commerciaux" and other officers to sign on behalf of the Company. Authority may be granted to sign individually or jointly.

C. Auditors
Article 30 Number of Auditors; Term of office
The General Meeting shall appoint, for a term of three years, one or more Auditors of the annual financial statements of the Company and one or more Auditors of the consolidated financial statements of the Group, which shall be independent from the Company and meet the special professional standards required by law.

Article 31 Rights and duties of Auditors
The Auditors shall verify the annual financial statements of the Company, as well as the consolidated financial statements of the Group, and shall submit their reports to the General Meeting. Their rights and duties shall be as laid down by the Swiss Code of Obligations.

IV. Business Report and Appropriation of profit resulting from the balance sheet

Article 32 Financial year

The financial year shall commence on the first day of January and shall end on the thirty-first day of December.

Article 33 Management report

For every financial year the Board of Directors shall prepare a management report consisting of annual financial statements of the Company, of the annual report and consolidated financial statements of the Group.

Article 34 Appropriation of profit resulting from the balance sheet of the Company

Subject to any mandatory provisions of the law, the General Meeting shall be free to determine the appropriation of the profit resulting from the balance sheet of the Company.

V. Reserve

Article 35 Use of the general reserve

The General Meeting shall determine how the general reserve shall be used.

VI. Transitional Provision

Article 36 Transitional Provision

1 The Board of Directors is mandated to draft a proposal for a complete revision of the Articles of Association of the Company.

2 The revision of the Articles of Association of the Company will be submitted to the shareholders at the Annual General Meeting 2007 or later. The shareholders' resolution on such revision shall be passed by two thirds of the votes represented at that meeting; the supermajority and quorum requirements of Arts. 16 and 17 shall not apply to such a vote.

Articles of Association amended by the Ordinary General Meeting of 6 April 2006

Nestlé Corporate Governance Principles

Since its foundation in 1866, Nestlé has:
- built consumers' trust through the quality of its products;
- respected the social, political and cultural traditions of all countries in which it operates;
- taken a long-term approach to strategic decision-making, which recognises the interests of its shareholders, consumers, employees, business partners and industrial suppliers as well as those of local communities and all the national economies in which it operates.

Nestlé's commitment to sound Corporate Governance goes back to its very early days. In September 2000, Nestlé published the first version of its Corporate Governance Principles. Since 2002, Nestlé has been publishing an annual Corporate Governance Report as an integral part of the Management Report. These documents reflect and highlight our ongoing commitment to ensure the highest level of responsible corporate conduct in all of our Company's activities.



Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

Preamble

Legislations and International Recommendations
Nestlé:
- complies with the laws and regulations applicable in the countries in which it operates;
- ensures that the highest standards of conduct are met throughout the organisation by complying in a responsible way with the Nestlé Corporate Business Principles, which guide Company activities and relationships worldwide in each sector of business interest;
- is aware that increasing globalisation is leading to the development of more international recommendations. Although, as a general rule, these recommendations are addressed to governments, they inevitably have an impact on business practices. Nestlé takes such recommendations into account in its policies;
- pursues a strategy of being in line with proven best practice;
- generally endorses commitments and recommendations for voluntary self-regulation issued by competent sectoral organisations, provided they have been developed in full consultation with the parties concerned.

The Principles

They cover four areas:

I. The rights and responsibilities of shareholders
II. The equitable treatment of shareholders
III. The duties and responsibilities of the Board of Directors
IV. Disclosure and transparency

These are based on Swiss legislation and SWX Swiss Exchange regulations, since Nestlé S.A. has its registered offices in Switzerland (Cham and Vevey), as well as on Nestlé S.A.'s Articles of Association.

I. The rights and responsibilities of shareholders

The shareholders' rights are protected by law, by the Articles of Association, and by the Corporate Governance Principles, which are also intended to ensure the sustainable development of Nestlé S.A.

Nestlé S.A.'s basic shareholders' rights and responsibilities include the right to:

- secure methods of ownership registration;
- obtain relevant information on Nestlé S.A. on a regular and timely basis;
- participate in, and vote at, General Meetings of the shareholders in person or in absentia (by proxy), subject to the Nestlé S.A.'s Articles of Association;
- approve the Management Report and the annual Financial Statements of Nestlé S.A.;
- approve the Consolidated Financial Statements of the Group;
- grant the release to the Board of Directors (hereafter referred to as the "Board") and to the Management;
- decide on the appropriation of profits resulting from the balance sheet of Nestlé S.A., in particular determine the amount of the dividend;
- elect and remove the members of the Board, and the Auditors of the annual financial statements and of the consolidated financial statements;
- adopt and amend the Articles of Association;
- take all decisions, which by law or under its Articles of Association, are within the jurisdiction of the General Meeting;
- participate in decisions in extraordinary meetings;
- be informed sufficiently ahead of time of the date, location and agenda of General Meetings;
- place items on the agenda and ask questions at General Meetings in accordance with the Articles of Association, and – for the questions – subject to reasonable limitations inasmuch as the topics are related to business activities.

Any Nestlé S.A. shareholder has the right to request effective redress of violation of his/her rights in accordance with Swiss law.

II. The equitable treatment of shareholders

Vote

Nestlé S.A. applies the principle "one share – one vote". As far as the voting rights are concerned, they are limited to 3% (own shares have no voting rights). Any Nestlé S.A. shareholder can obtain information about voting rights. Changes in voting rights are submitted to the shareholders' vote.

Processes and Procedures

Processes and procedures for the General Meeting of Shareholders allow for equitable treatment of all shareholders.

Nestlé S.A.'s procedures are designed to facilitate the shareholders to cast votes.

Dealings

Insider trading is prohibited and specific "close periods" have been defined for people concerned.

III. The duties and responsibilities of the Board

The Board ensures the strategic guidance of Nestlé S.A. and the effective monitoring of its management. The Board is accountable to the shareholders.

In order to fulfil their duties and their responsibilities, Board members receive and can request accurate, relevant and timely information.

Board members act on a fully informed basis, in good faith, with due diligence and care, and in the best interest of Nestlé S.A.

Board members provide equal treatment to shareholders in similar situations.

The Board has the following non-transferable and inalienable duties to:

a) provide the ultimate governance of Nestlé S.A. and issue the necessary instructions;
b) determine the organisation;
c) discuss and approve the strategy;
d) organise accounting and financial control as well as financial planning;
e) provide the ultimate supervision of the persons entrusted with the management, and grant signatory powers to persons representing the Company;
f) ultimately supervise the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
g) evaluate the persons in top management;
h) prepare the management report in accordance with provisions of the law;

i) prepare General Meetings and carry out its resolutions;
j) notify the court in case of overindebtedness.

The Chairman's role is to supervise Nestlé S.A.'s governance structure and to look after the shareholders' relations and interests in particular.

The Board consists of non-executive members who delegate the management of Nestlé S.A. to the Chief Executive Officer who is also a Board member. It also delegates special duties/responsibilities to specific Committees.

Members of the Board and management disclose any personal interest in any transaction of significance for the business of Nestlé S.A.

The Board has the following Committees:
- the Chairman's and Corporate Governance Committee
- the Compensation and Nomination Committee
- the Audit Committee
- the Finance Committee

IV. Disclosure and transparency
Nestlé S.A. aims to ensure that shareholders have access to relevant, up-to-date and consistent information in a timely and consistent fashion. This information should allow shareholders as well as prospective investors to make informed judgements about the Nestlé S.A. shares.

Nestlé S.A. pursues a policy of disclosure and transparency. This policy may be modified only when it is necessary to protect the Company's competitive, commercial or legal position.

Nestlé S.A. complies with all legal and regulatory requirements applicable where its shares are listed. Nestlé S.A. will monitor all changes and take part whenever possible in discussions preceding such changes in legislation and listing regulations.

Nestlé S.A. fulfils its obligation to make information that is relevant to the market publicly available in simultaneous fashion; independent auditors elected by the shareholders conduct the annual audit in order to provide an external and objective assurance on the way in which financial statements have been prepared and presented.

The Management Report contains forward looking statements which reflect Management's current views and estimates. The forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements. Potential risks and uncertainties include such factors as general economic conditions, foreign exchange fluctuations, competitive product and pricing pressures and regulatory developments.

In case of doubt or differences of interpretation, the English version shall prevail over the French and German text.

Concept: Nestec Ltd., SGDU, Corporate Identity and Design, Vevey (Switzerland) with messi&schmidt, Lausanne (Switzerland)
Pictures: apg image Ltd.; Nicole Bachmann; Patrick Brown; Markus Bühler-Rasom; Sam Faulkner; Fotoagentur Ex-Press/Heike Grasser; Harmen Hoogland; Véronique Vial; Christian Vogt; Paul Weinberg
Printed by Genoud SA, Entreprise d'arts graphiques, Le Mont-sur-Lausanne (Switzerland)

The Nestlé water management report

Nestlé



Quick fact Since 1997, Nestlé has almost doubled its food production volume. Over the same period increased efficiency meant its water consumption decreased by 29%

Water consumption and waste water generation, 1997-2006*

Water consumption, 1997-2006*

■ Production volume □ Water consumption


200
180
160
140
120
100
80
60
40
20
0
%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

* Relative to index 1997
Source: Nestlé

Waste water generation, 1997-2006*

■ Production volume □ Waste water generation


200
180
160
140
120
100
80
60
40
20
0
%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

* Relative to index 1997
Source: Nestlé

Total freshwater withdrawal worldwide, 2006



Total freshwater withdrawal: 4 250 000 billion litres ($4250 km^3$) = 100%

Domestic	10%
□ Industry	20%
■ Agriculture	70%
■+□ Nestlé	0.004%
Nestlé Waters	0.0009%

Source: Shiklomanov and Nestlé

Consolidated Nestlé environmental performance indicators, 2002-2006

Indicator	Units	2002	2003	2004	2005	2006	Change 2002-2006
Production Volume	10^6 tonnes product per year	31.22	33.37	33.30	36.36	38.24	**+22.5%**
Inputs							
Water consumption	m^3 per tonne product	6.20	5.78	5.27	4.37	4.05	**-34.6%**
Energy consumption	10^9 Joules (GJ) per tonne product	3.08	2.83	2.73	2.42	2.21	**-28.4%**
Outputs							
Waste water generation	m^3 per tonne product	4.89	4.36	4.26	3.38	3.09	**-36.8%**
Greenhouse gases	kg CO_2 per tonne product	155	142	133	118	106	**-31.9%**
Air acidification potential	kg SO_2 equivalents per tonne product	0.84	0.70	0.65	0.51	0.50	**-40.4%**
Ozone depleting substances	g R-11 equivalents per tonne product	0.33	0.30	0.29	0.28	0.23	**-29.0%**
By-products	kg per tonne product	45.5	42.3	44.2	40.7	31.4	**-31.0%**
Waste	kg per tonne product	12.8	10.6	13.2	12.0	11.7	**-8.2%**

Source: Nestlé

Nestlé water management indicators

Litres of water used to produce 1 kg of product, 2002-2006*



9
6
3
0
9.41
9.24
8.44
7.32
6.85
2002
2003
2004
2005
2006

* Nestlé (without Nestlé Waters)
Source: Nestlé

-27%

47

billion litres saved**

** In 2006, when compared to the relative amount used in 2002

Litres of additional water used to produce 1 litre of bottled water, 2002-2006*



Bottled water
Additional water
2
1
0
1.22
1.16
1.09
0.98
0.86
2002
2003
2004
2005
2006

* Nestlé Waters
Source: Nestlé

-30%

8

billion litres saved**

** In 2006, when compared to the relative amount used in 2002

Litres of waste water generated to produce 1 kg of product, 2002-2006*



5
4
3
2
1
0
4.89
4.36
4.26
3.38
3.09
2002
2003
2004
2005
2006

* Nestlé total
Source: Nestlé

-37%

35

billion litres saved**

** In 2006, when compared to the relative amount used in 2002

Grammes of packaging material used per litre of bottled water, 2002-2006*



60
50
40
30
20
10
0
%
62.7
52.6
51.1
48.8
46.3
2002
2003
2004
2005
2006

* Nestlé Waters – 2006 figure estimated
Source: Nestlé

-26%

354

thousand tonnes saved**

** In 2006, when compared to the relative amount used in 2002

Water management and Nestlé

Why is water management so important?
According to the United Nations Development Programme (UNDP), "Water plays a pivotal role for sustainable development, including poverty reduction. Given the importance of water to poverty alleviation, human and ecosystem health, the management of water resources becomes of central importance. Currently, over 1 billion people lack access to water and over 2.4 billion lack access to basic sanitation. This water crisis is largely our own making. It has resulted not from the natural limitations of the water supply or lack of financing and appropriate technologies, even though these are important factors, but rather from profound failures in water governance."

The UNDP has further commented that water management will be a critical factor in whether we can realistically expect any one of the eight Millennium Development Goals to be achieved.

Why a Nestlé water report?
Nestlé has published this report for three reasons.

Firstly, as the world's largest food and beverage company, we rely on access to clean water in order to conduct our business and to produce quality products for our consumers. We too are concerned about the state of water in the world, now and in the future. This is true for our own operations, and for the future of those whose access to clean water is at risk.

Secondly, we wanted to document the actions we have taken in regard to our own food manufacturing operations, where we have direct control, and also efforts we have made to improve access to clean water in indirect ways outside of our own direct business activities.

Thirdly, we want to obtain stakeholder input and explore what future directions we intend to pursue in order to contribute to improvements in the world's access to clean water. As a company we utilise a very small fraction of the world's water. But by working with others, we believe we can have a positive impact.

Front cover: Children in Kaleke, India, are drinking from a well built in their school as part of a Nestlé partnership to bring clean water to villages in the milk collection district around its Moga factory. **Read more about this project on page 26**

Contents

Nestlé's commitment to water management

The following is an interview by Prof. Ismail Serageldin*, Founding Chair of the Global Water Partnership, a founding governor of the World Water Council, and the chairman of the World Commission for Water in the 21st Century with Peter Brabeck-Letmathe, Chairman & CEO of Nestlé

I. Serageldin: Why is Nestlé concerned about water?

P. Brabeck-Letmathe: Water is essential to all life. However, as the population increases we human beings consume more, affecting climatic conditions and water availability – in some places dramatically. Human ingenuity can mitigate the problem, but mismanagement of water resources makes it worse.

Nestlé invests to improve the situation because water availability – both quantity and quality – touches our business in a number of ways. First, our suppliers of agricultural raw materials depend on water; and secondly we as industrialists need water for manufacturing. Therefore, it is in our vital interest to limit consumption and waste of the resource.

Additionally, but in a much more limited scope, we sell and provide bottled mineral and pure water to millions of consumers, including access to safe drinking water in times of disaster, and through investments in select communities. And finally, our consumers need safe, clean water to prepare many of our products.

If Nestlé is going to continue to meet the growing needs of its consumers, we must participate in the protection of natural resources. Some of our manufacturing sites are in water-poor regions, and in some areas consumers choose bottled water precisely because municipal water sources are inadequate or threatened. Even if these situations affect a small portion of our business today, these are all conditions that should be diminished – or reversed.

IS: How can Nestlé contribute to improving the state of water management?

PB-L: Nestlé cannot solve the water problem – far from it, but we can help manage water both directly and indirectly. Even as early as 1929, Nestlé began to invest – beyond the then-current municipal infrastructure – in its own waste water treatment plant at factory level. Each year, our aim remains to improve water efficiency continuously and to reduce waste. As new technologies become available, we can increase our efficiencies and drive down, for example, environmental parameters such as greenhouse gas emissions or packaging waste. The data in this report shows we are serious about results and about learning how to further develop water management. We have demonstrated continuous improvement over the past four years since our last water report, *Nestlé and Water – Sustainability, Protection, Stewardship*, which highlights our policy.

Additionally, we can also help others to manage shared water needs better. Agriculture uses most of the world's freshwater resources and therefore is a good place to focus investments. In our direct relationship with agricultural suppliers, we can help farmers understand how their practices at farm level impact water resources. We also offer experience and best practices from other regions or countries in effluent or waste management, irrigation, and post-harvest technology to influence farm practices on a broader scale. As a founding member of the Sustainable Agriculture Initiative (SAI) Platform and with many projects of our own, we have the channels to disseminate our learning in association with other institutions working on crops other than milk or coffee. We also encourage awareness of water resources by reaching out to consumers and children, in particular, about the value of water conservation; and we participate in local and global dialogue on water governance to influence the establishment of good water management practices. We encourage local communities in their efforts and join the debate on the impact of appropriate pricing, for example, on water use.

IS: How can Nestlé help in the areas where water has become most scarce?

PB-L: Although global measurements show considerable water savings worldwide, there may be broad diversity of water conditions at local levels. Nestlé Waters tracks performance in our factories and at spring level, in order to focus our investments where they matter most and have the greatest impact. In this effort, our Nestlé agronomists are present in local communities from Pakistan and China to Mexico, monitoring water conditions and spreading new technologies and best practices where it is most relevant within our direct supply chain. To reach communities in need of clean water, we target our contributions to consumer



Children in the Escuela Primaria Netzahualcoyotl in Toluca, Mexico entertain Peter Brabeck-Letmathe while they pretend to be water molecules in The Incredible Journey of the Water Cycle. International Project WET in Mexico engages participants in activities like Sum of the Parts, where role-playing helps understand how water pollution of a river could be prevented. In total, more than 280 000 students have benefited from 10 000 Water Guides, supporting 9600 teachers trained in 390 workshops

66

No one partner can do it all, but together we can influence, alter, protect, and preserve the vital resource of water for future generations

99

Peter Brabeck-Letmathe, Chairman and CEO, Nestlé

education, to projects on rural water access, or disaster relief. Obviously, we should not forget the global impact of agricultural subsidies which also influence local water conditions.

IS: In your last report on Latin America, you spoke of shared value. What is the shared value proposition of your investments in water?

PB-L: Nestlé can help create a more sustainable environment for food production. How? We are learning to operate with the lowest amount of water and the lowest possible creation of waste water. Assuming water prices are set appropriately, Nestlé also benefits because we are able to reduce our own cost of water. Working with local farmers and our direct suppliers, we are improving our need for consistent, quality raw materials, even under water-stressed conditions which could rapidly affect our supply chain. Providing products for consumer health is where the concept of shared value is most direct and is our opportunity for innovation. Nestlé Waters is creating more environment-friendly ways to bring bottled water and beverages to consumers.

Every partner in the value chain leading to the delivery of safe, quality food and beverages has a responsibility specific to their role. No one partner can do it all, but together we can influence, alter, protect, and preserve the vital resource of water for future generations.

**Ismail Serageldin is currently the Director of the Bibliotheca Alexandrina, the new Library of Alexandria in Egypt*

An expert voice on the global water challenge

Ismail Serageldin, Director of the Bibliotheca Alexandrina

Fresh water is a precious resource. Only 2.5% of the world's water is not salty, and of that, two-thirds are locked up in the ice caps and glaciers. Two-thirds are then "lost" to water that evaporates directly or passes through plants. Of the remaining amount, some 20% is in areas too remote for human access, and 75% of it comes at the wrong time and place, by way of monsoons and floods. We actually get to use less than 0.1% of the total water on the planet.

Agriculture claims the largest share, some two-thirds globally and over 80% in many of the developing countries. A small amount is used for municipal water use, for households and industry. Water is also very useful in taking away human pollution, but in the process becomes polluted itself.

The World Water Commission affirmed a set of principles to reverse the patent waste and mismanagement of water. Among others, these "Dublin Principles" recognise the economic value of water, observing "the polluter pays and user pays", and the need for governments to assume their responsibilities. The question is whether these good prescriptions would be sufficient to meet rising consumption needs driven by population and income growth.

Assume 3 billion more people on the planet, mostly in the developing countries. Note that currently it takes on average 1 litre of water to produce 1 calorie of food. The average human being therefore requires some 2700 litres of water per day through food. It takes 2000 to 5000 tonnes of water to produce a tonne of rice, and about 1200 tonnes of water to produce a tonne of wheat.



Assume further that the contribution of water to all food production is 40%. Assume further that all irrigation systems achieve water use efficiency of 70% at the basin level, a remarkable achievement if it were to happen. Approximately 17% more water is still required in irrigation to meet the food production demand! Altering any of those assumptions means that the forecast for water needs will increase by about 50% or more. However, irrigation is not likely to get more water. The urban populations of the developing world are going to treble in the next 30 years. Industry is going to increase, and pollution is not going to decrease.

Six areas of intervention may help us meet the challenge:

- *Population and the environment* e.g. slowing population growth and better understanding climate change.
- *Increasing the supply of useable freshwater* e.g. discovering new sources of underground water, desalinisation, capturing water from rains and runoff.
- *Reducing pollution and increasing re-use* e.g. from industry, agricultural runoff

The United Nations Global Compact

Nestlé fully supports the United Nations Global Compact's ten principles on human rights, labour, the environment and corruption. All principles are an integral part of the relevant sections of the latest edition of the *Nestlé Corporate Business Principles*.

This report shows in particular Nestlé's progress against the environment-related principles. Examples of how Nestlé "supports a precautionary approach to environmental challenges" (Principle 7) can be found throughout this report, with especially notable and quantified examples on the inside flap; and in the section entitled "Managing water in operations" on pages 6 to 13. Nestlé "undertakes initiatives to promote greater environmental responsibility" (Principle 8) with evidence again present throughout the report; one noteworthy example being our support for Project WET ("Preparing future generations on water issues" – pages 20 to 21). And Nestlé "encourages the development and diffusion of environmentally friendly technologies" (Principle 9), also represented throughout the report. Examples of note include the development of our new water treatment plant in Ghana (page 11) and the examples of propagating water-efficient agricultural practices (pages 32 to 34).



Best practices introduced by Nestlé and the Rainforest Alliance, an NGO dedicated to sustainable agriculture, minimize the environmental impact of coffee farming in Costa Rica, while offering economic and social opportunity to the local community

> Water is life. Every human being, now and in the future, should have access to safe water for drinking, adequate sanitation, and enough food and energy at reasonable cost. Providing adequate water to meet these basic needs must be done in an equitable manner that works in harmony with nature

Ismail Serageldin, Director of the Bibliotheca Alexandrina

or untreated sewage or even Single Cell Protein (SCP) technology to purify water for re-use.

- *Reducing the needs for water consumption* e.g. getting more "crop per drop" through new irrigation agronomic technologies, biotechnology to transform the metabolism of the plants to be more drought resistant and sparing in their use of water, lowering municipal water consumption.
- *Matching need and availability* e.g. new policies for the spatial distribution of populations, land use and urbanisation, and new ideas for water transport.
- *Markets, trade and institutions* e.g. measuring agricultural yield by tonnes per unit of water as well as per unit of land, and promoting efficient water markets for allocation of water between competing uses, and strengthening community action – especially with the poor and women – in managing water resources.

The overall problems are clear. Equally clear is the direction we must go, and that the scope of the effort required to address the problems demands solutions that may well go beyond the application of current conventional thinking. We will need to be bold in thinking, innovative in our initiatives and determined in our pursuit of the new, as we insist on the application of the best current practice today. So let us dare to dream, to think differently about the future. After all, were it not for dreamers, people would still be living in caves.

The full text of the article can be viewed at www.nestle.com/water/01

Managing water in operations

Nestlé leverages areas of direct control over its own manufacturing operations



Improving water efficiency

For many years, a systematic approach to water conservation has led to significant improvements in water efficiencies in Nestlé factories. Since 2002, the company (excluding Nestlé Waters) has reduced its water use per kilogramme of product by 27%. The Nestlé Waters business achieved a 30% reduction, that is, it reduced the amount of additional water needed to produce 1 litre of bottled water from 1.22 to 0.86 litres. This amount is required at this stage to maintain necessary quality and safety levels.

The improvements in water efficiency since 2002 enabled Nestlé (excluding Nestlé Waters) in 2006 to save the equivalent of 47 billion litres of water and Nestlé Waters to save 8 billion litres. This refers to water resources Nestlé did not use because of the higher water efficiencies of its manufacturing processes.

In 2002, the World Summit on Sustainable Development (WSSD) formalised the need for "water efficiency" in its Plan for Implementation. The WSSD refers to both the efficiency with which water is used and the efficiency with which it is produced and provided. Nestlé's results reflect the intentions of the WSSD, and every year Nestlé sets internal targets for all factories to further improve and build on these achievements.

Updated environmental performance indicators are available on the Nestlé corporate website at www.environment.nestle.com

Litres of water used to produce 1 kg of product, 2002-2006*


9
6
3
0
9.41
9.24
8.44
7.32
6.85
2002
2003
2004
2005
2006

* Nestlé (without Nestlé Waters)
Source: Nestlé



Opposite: Nestlé Ghana Civil Engineer Joseph Ayippey (right), discusses best practice in waste water processing with his colleagues at the Agbara, Nigeria, plant. Joseph will use this knowledge in the construction of Nestlé Ghana's new waste water processing plant at Tema.
Above: Water extracted from fresh milk in the production of milk powder is reused to supplement water used in boilers and cooling towers, and for general cleaning purposes. The programme in Shuangcheng, China, reduced total water usage by 23% in 2005

Nestlé uses water efficiently to transform raw materials into finished products

In 2006 Nestlé sold 17 billion kilogrammes of food and 22 billion litres of water, using on average 4.05 litres of water per kilogramme to produce these products. In other words, Nestlé consumed less than 0.004% of the world's fresh water. By contrast, it takes between 100 to 15000 litres of water to produce each kilogramme of agricultural raw material, such as coffee beans, sugar cane or maize, from which these products were made.

Litres of additional water used to produce 1 litre of bottled water, 2002-2006*


Bottled water
Additional water
1
0
2002
2003
2004
2005
2006

* Nestlé Waters
Source: Nestlé

Quick fact Nestlé's improvements in water efficiency since 2001 have enabled the Company to save more water than used in a year by the 367 000 people who live in Zurich



Water use levels of Nestlé factories, 2006


Central and South America 15%
Africa 3%
Oceania 1%
Europe 47%
Asia 16%
North America 18%

Source: Nestlé

The Global Water Survey of 2004

Water management is one of Nestlé's top environmental priorities. During 2004, Nestlé reviewed the efforts in its factories to protect water. The process highlighted that about CHF 30 million are spent annually just to construct and expand wastewater treatment facilities in its factories. The survey also identified some gaps with internal compliance standards which, together with plant managers' reports on local water stress levels, were addressed by factory-level action plans.

A comprehensive management system

The basis for all water management activities is the *Nestlé Water Policy – Water Resource Guidelines for Sustainable Management*, which serves as a reference and standard for all managers. It is translated into concrete action at the factory level through the Nestlé Environmental Management System (NEMS) that defines and monitors strict criteria for compliance for all its factories. Nestlé has defined a number of internal requirements that apply to all factory operations world-wide, even if local laws may be less strict. NEMS is fully aligned with the ISO 14001 standard for environmental management.



Above: Operations manager Dave Sommer is proud of the stormwater management area of the Nestlé Waters plant in Madison, USA, which is LEED-certified (Leadership in Energy and Environmental Design).
Right: Another feature of the USA Green Building Council-certification at the Madison plant is the use of natural light through skylights in the production area

At the end of 2006, about 10% of Nestlé's factories have been certified to this internationally recognised standard by external auditors. This certification programme is currently being extended and we aim to have all factories ISO 14001 certified by 2010.

The policy is available in full at www.nestle.com/water/02

Nestlé, water management and operations

By Claus Conzelmann, Vice President Safety, Health & Environment, Nestlé

Decades before environmental protection and sustainability were widespread public concerns, Nestlé was focusing on responsible water management. In its operations, Nestlé uses water in similar ways as consumers do in the kitchen, for example, for washing raw materials, cooking, extracting and cooling, and cleaning equipment. Treating this water before returning it back to nature has been part of operating Nestlé factories for many decades. As early as 1929, the Vittel company supported the construction of a municipal waste water treatment plant in Vittel (France); in 1932, Maggi was the first company in Switzerland to build a modern biological waste water treatment plant. This approach was followed whenever Nestlé built a new factory in other parts of the world, often long before local legislation existed. As a result, our waste water treatment facilities are frequently considered as model installations by authorities and visited by thousands of specialists. Most recent examples include installations in Morocco, Iran, and Colombia.



Above right: Environmental officer, Xu DeGui, shows dairy farmers the Shuangcheng factory waste water treatment facility. Every weekday, around 30 local farmers learn new farming techniques at the experimental farm attached to the factory



“We are determined to live up to the expectations that come with our role as food and drink industry leader and we will continue to progress”

Claus Conzelmann, Vice President Safety, Health & Environment, Nestlé

With water scarcity becoming a major concern in many parts of the world, we have expanded our focus in recent years to reduce the amount of water needed in our operations. The total volume of water needed by Nestlé factories dropped from 218 billion litres during our baseline year 1998, to 155 billion in 2006, and this despite a very significant increase in the quantity of products manufactured. Saving water is especially important in water-stressed areas as, for example, in our *Nescafé* factory close to Bangkok. There, all efforts were made to minimize water use and maximize recycling of water streams using the most modern technologies. In this chapter we report for the first time not only our total water usage but also the results achieved by our 481 factories versus our corporate target of 3% water savings per tonne of product per year.

There is still a potential to further improve water efficiency in our operations. We are determined to live up to the expectations that come with our role as food and drink industry leader and we will continue to progress in all areas of our direct responsibility.

Quick fact Nestlé's improvements in waste water efficiency since 2002 enabled the Company to save the equivalent of 14 000 Olympic-sized swimming pools

High performing factories: in 2006, over 200 Nestlé factories managed to reduce their water consumption by at least 3% compared with the previous year



Continuous drive for improvement

The improvements in water-use efficiency in Nestlé's factories year after year are the result of setting water-saving targets for all factories and supporting factory management in meeting them. The map above demonstrates the detailed attention paid to improvements at the factory level. Nestlé's environmental officers and engineers play a key role in driving continuous water management improvements. They meet regularly with management representatives to raise awareness of the importance of water, to discuss performance improvement opportunities, or address reasons for failures to meet targets. Nestlé's commitment is to become the most efficient water user amongst food manufacturers.

Read more about Nestlé's internal benchmarking of water management efficiency at www.nestle.com/water/03

Right: Because the Chachoengsao factory in Thailand is located in a region of very limited water supply, it has developed sophisticated measures to minimize water use and to maximize recycling of water



Treatment of waste water

Nestlé's first objective is to minimize waste water. Between 2002 and 2006 Nestlé reduced the amount of waste water generated to produce one kilogramme of food and beverage product by 37%. Secondly Nestlé makes extraordinary efforts to clean waste water before it is returned to nature in an environmentally acceptable form. Since 1932 when it built its first water treatment plant, Nestlé acquired extensive expertise in the treatment of waste water from food manufacturing. This starts with avoiding water becoming polluted during the manufacturing process in the first place: today Nestlé operates 160 treatment plants, either because in-house treatment is more efficient or, mainly in developing countries, because municipal infrastructure does not exist or does not meet Nestlé's stringent environmental standards.

Recently built waste water treatment plants

Ghana, Nigeria and Morocco are amongst the most water-stressed countries in the world. Investments in efficient infrastructure by corporations help to fill the technical and budgetary gaps left by municipalities, as well as to protect local people from the negative side-effects of poor infrastructure. Nestlé's factory in Southeast Ghana is located in Tema, a city built in the 1960s



The water processing plant to clean waste water at Nestlé's Agbara factory in Nigeria has won state environmental awards

"We are applying best practice from Agbara in our planning of the new plant at Tema"

Joseph Ayippey, Civil Engineer, Nestlé Ghana

Litres of waste water generated to produce 1 kg of product, 2002-2006*


5
4
3
2
1
0
4.89
4.36
4.26
3.38
3.09
2002
2003
2004
2005
2006

* Nestlé total
Source: Nestlé

as a man-made harbour that became Ghana's leading seaport and an industrial centre. Nestlé's factory is part of an industrial zone with a waste water treatment plant. An investigation by Nestlé revealed that the local treatment plant was of insufficient quality, so a monitoring programme was installed in October 2005 to calculate parameters for a custom-built waste water treatment plant. Nestlé engineers who are now supporting the start-up of the recently built treatment plant in Nestlé's factory in Agbara, Nigeria, will work on the Tema plant through 2007. The work in Nigeria has earned Nestlé the Most Environmentally Proactive Industry Award from the local governor. Nestlé's El-Jadida factory in Morocco is another example of Nestlé's leadership on waste water treatment. The El-Jadida factory is show-cased by the local government as a leading example of waste water treatment for other companies and operations.

More on this topic can be viewed online in "Driving down waste water volumes" at www.nestle.com/water/04

Sourcing water for bottling

The amount of water used in 2006 by Nestlé Waters amounted to 40 billion litres, which is an estimated 0.0009% of the total freshwater withdrawal globally. Half of this amount constitutes pure high-quality bottled water for human consumption produced in 105 Nestlé Waters factories and sold in more than 130 countries. The other half is mainly water used for operational processes and cleaning.

Read more on this topic online at "Quality control from source to table" at www.nestle.com/water/05

Quality starts with healthy water resources

In addition to the constant focus on water consumption optimization, the state of water resources is particularly important for a business engaged in bottled water. At Nestlé Waters, a dedicated Water Resources Department is in charge of this task which includes the identification and selection of a water resource, installation and maintenance of equipment and material necessary to protect and monitor it, and the on-going monitoring of the source. The monitoring includes hydro-geological assessments of the sites, frequent testing of the source water quality and regular reviews of environmental conditions and parameters such as water levels in production boreholes, spring flow and rain fall data.

Every time a new water resource is developed or acquired, a strict characterisation and validation process is performed. The first step is to analyse and monitor the chemical, microbiological, and hydrological properties of the source water to ensure that the quality meets local, international and internal Nestlé standards. The purpose of the overall validation is the following:

- To ascertain the sustainability of a new water resource dedicated to bottling activities;
- To fix the exploitation limits;
- To check the compliance with the local and internal standards;
- To provide representative and reliable data for the definition of the water treatment.

Read more about an environmental award won by Nestlé in the Philippines online at www.nestle.com/water/06





Above: Hydrogeologist Cédric Egger, from the Corporate Water Resources Group in France, serves as Water Resources Manager for the Zone Europe, where he ensures sustainable water supply in terms of quantity and quality. Right: Nestlé businesses around the world receive support from the central laboratory at the Product Technology Centre for water in Vittel, France, which is providing technical assistance as well as carrying out research and development

Support from the central laboratory, PTC in Vittel

Inaugurated in 2004 in Vittel, France, Nestlé Waters' Product Technology Centre (PTC) brings together the entire company's expertise in bottled water. A multi-disciplinary team of researchers (nutritionists, hydrologists, biochemists, microbiologists, experts in PET chemistry, etc.) has a mandate to provide fast and appropriate responses to requests from the businesses around the world. Regular quality controls are part of the PTC's work, also working with similar centres in other parts of the world.

Dialogue on, and verification of operating practices

Despite this focus on sustainable water management, Nestlé is sometimes questioned by local communities regarding its performance. These enquiries are systematically investigated and external audits carried out where concerns remain. Updated information can be found on Nestlé's website.

These additional online articles on managing water in operations may also be of interest: "Working with farmers to ensure water quality" at www.nestle.com/water/07; "Leadership in Energy and Environmental Design" at www.nestle.com/water/08; "Nature Conservancy" at www.nestle.com/water/09

Quick fact Over 90% of Nestlé Waters' volume is sold in the country of production

Packaging and transportation of bottled water

For years, Nestlé has developed lighter packaging material and optimized surface-to-content ratios. The amount of packaging per Nestlé Waters product was reduced by 26% between 2002 and 2006, saving an equivalent of 354 thousand tonnes of packaging material in 2006 when compared to the relative amount that was used in 2002. These efforts led to energy and other cost savings in production and transportation as well as reductions in the amounts of solid waste. Whenever possible, Nestlé Waters collaborates with other companies and local government to ensure that the bottles are collected and recycled after use, and follows promising developments in new packaging solutions such as recycled PET (RPET).

Read more on this subject online at www.nestle.com/water/10

Transportation

Based on health and diet recommendations, drinking water throughout the day is becoming a habit, so consumers increasingly expect to find Nestlé Waters' products at convenient locations, available at any time and in good condition. Nestlé Waters wants to provide water to its customers in ways that minimize transportation, because transportation from springs and factories to distribution centres and to customers is an important cost for its business. Nestlé Waters is concerned by the environmental challenges posed by transportation, and strives to choose the most environmentally friendly option as long as it also makes sense economically. Long-distance transportation is limited by the fact that the majority of Nestlé Water's business is conducted locally. In fact, over 90% of Nestlé Waters' volume is sold in the country of production. Most of the trans-continental transport of premium brands such as *S.Pellegrino* and *Perrier* is done by container sea freight, which has the lowest environmental impact of all transport options.



Computer graphics assist engineers and researchers to investigate new options in lighter-weight packaging for bottled water

Grammes of packaging material used per litre of bottled water, 2002-2006*


60
50
40
30
20
10
0
62.7
52.6
51.1
48.8
46.3
2002
2003
2004
2005
2006

* Nestlé Waters – 2006 figure estimated
Source Nestlé

More information on this subject can be found online at www.nestle.com/water/11

Managing water for consumers

Nestlé provides bottled water as a safe and healthy drink for consumers



Delivery of a healthy beverage

More than 30 000 Nestlé Waters employees in 105 factories in 37 countries produce products that satisfy a wide variety of needs and desires of people for healthy, mobile lifestyles. Of the 72 brands, 5 are international brands, while 67 are locally-produced brands. Europe and North America are still the most important markets for the company, generating over 90% of the sales value. With a global value market share of 18%, Nestlé Waters is the leader in bottled water in North America and Canada, and in several European countries.

Water supports many important biological functions that enable all forms of life on this planet. In humans, it is a vital element that is part of every single cell of the body. It is also a carrier of a range of other vital nutrients such as minerals. Without water, the "chemistry of life" would be impossible. While people can survive for many days and even weeks without food, even mild dehydration limits body and mental functions and lack of access to water leads to life-threatening symptoms within a few days. Therefore, to make water consumption as easy and as pleasurable as possible, Nestlé Waters' business and consumer strategy is to meet a wide range of different needs and tastes.

Nestlé Waters' water brands – both still and sparkling – stand for health, convenience and consistency in taste and quality,



Opposite: Nestlé *Pure Life* in 5 gallon bottles satisfy home and office needs in Shanghai. Above: Encouraging children to drink water is a contribution to long-term good health and key to weight control. These children in Florida enjoy Nestlé Waters North America's innovative *Aquapod* product

contributing to adequate hydration every day in an accessible and convenient form to support people in maintaining good health and physical functions. Furthermore, mental functions are sensitive to hydration levels. In situations requiring concentration and focus, people must be particularly alert to the need to remain properly hydrated. These essential roles of water are reflected in Nestlé's global communications to customers and health professionals.

Some Nestlé Waters products are also a source of important minerals such as calcium and magnesium that are essential elements for human health and well-being and are very efficiently absorbed from water into the body. To raise awareness for the important roles of these minerals, we provide information emphasising special needs during childhood, adolescence, pregnancy and weight loss programmes, as well as for the special needs of an increasingly older population of consumers. To build credibility and ensure high quality of the provided information, Nestlé engages in collaborative efforts with leading scientific experts to improve our understanding of the many roles of water for human health.

Encouraging children to drink water: *Aquapod*

Nestlé Waters North America reshapes childrens' beverage options with the introduction of *Aquapod*. *Aquapod* bottles are 11 ounces (3.25 dl) of spring water in a fun round shape that kids like. "Today, too many kids hydrate themselves with calorie-burdened, sugary drinks. With childhood obesity on the rise, having more than tripled over the past 30 years in kids ages 6 to 11, it's important to help them make better choices in terms of calorie intake and exercise," says paediatrician and author Dr. Jennifer Trachtenberg.

More on this story online at www.nestle.com/water/12

Supply of lower-calorie beverage options

The worldwide epidemic of obesity is considered a major public health problem. Obesity occurs when energy intake exceeds energy expenditure over a long period. Excess dietary energy from various sources (fats, carbohydrates/sugars, proteins and alcohol) is mainly stored in the form of body fat and contributes to increasing body weight. In particular sugar consumption, in addition to "normal" dietary habits, in the form of additional snacking and caloric soft drinks, is considered to be one of the drivers of the obesity epidemic.

Water, as part of a balanced diet, is the best beverage option for a consumer seeking a healthy lifestyle. Still, we all like to have variation in our food and beverage consumption, seeking new and different tastes and experiences.





Above: Nestlé *Pure Life* from Saudi Arabia features the *Nutritional Compass* labeling system, highlighting the hydration benefits of water. Currently being rolled out worldwide, the *Nutritional Compass* features comprehensive nutrient tables (1), key nutrition, health and wellness facts pertinent to the product (2) and contact details for consumers (3).
Right: *Pure Life* "blom" bottles, produced in Nestlé's Agbara factory, are sold by vendors in downtown Lagos, Nigeria

To respond to these demands, Nestlé Waters' global portfolio seeks to include brands that satisfy consumer needs for taste and indulgence as well as for functional and nutritional support, while strictly limiting calories to a minimum amount. For those looking for more taste, flavoured waters with low-calorie content are considered an attractive, healthier alternative to sweetened high-calorie beverages. The sugar content in all products provided by Nestlé Waters is continually decreasing, reflecting a good compromise between taste and calorie content.

To make nutrition information more accessible and to enable consumers to make better informed purchase and health decisions, Nestlé Waters is starting to roll out the new Nestlé package labeling system – the *Nutritional Compass.* The Compass provides improved customer information on product composition and health tips. This is complemented by communication to consumers, teachers, health professionals, and the media on the link between hydration, nutrition, good health, and well-being.

An expert voice on beverages and human health

By Prof. Barry Popkin, who heads the Division of Nutrition Epidemiology in the School of Public Health at the University of North Carolina. He also directs the University's Interdisciplinary Center for Obesity. As a nutrition professor with a Ph.D. in economics, he has an unusual perspective on the factors that influence diet, exercise, and obesity

Water and Health

Water is the most healthy option we have for the bulk of our beverage intake. There are also important benefits from consuming some other beverages such as low-fat milk, but water is the major beverage of preference. Water reduces the energy density of the overall diet and essentially replaces excessive calories consumed from other beverages.

Global caloric-sweetening of the diet, mainly from sweetened beverages

In the past 25 years, the world's diet has shifted markedly. One critical change is the increase in consumption of caloric sweeteners, particularly in beverages, especially carbonated soft drinks. For instance, in the United States during the past 40 years, the average energy from beverages has increased by 226 calories daily, 152 of which have come from calorically-sweetened beverages. Similar changes are seen in countries as diverse as Mexico, Australia, the United Kingdom, and many other countries throughout the globe.

Historical shift in the caloric contribution of beverages

Beverages have very weak satiety properties. Dozens of studies of appetitive sensations (e.g., hunger, fullness, prospective consumption) show that whether one drinks water, milk, soft drinks or other sugared drinks, or alcohol, there is virtually no reduction in the amount of food consumed. In modern times, higher calorie beverages have progressively replaced the water that was the basic source of hydration for humans for 200 000 years, thereby contributing to the increase in total calorie intake.

Beverage Guidance Panel assessment

A United States Beverage Guidance Panel* systematically reviewed the literature on beverages and health to provide guidance to the scientific community and to consumers.



“Water reduces the energy density of the overall diet and essentially replaces excessive calories consumed from other beverages”

Barry Popkin, University of North Carolina

The panel ranked beverages for persons aged 6 and older and listed water as the most recommended beverage.

From 20% to 100% of each person's beverage needs can come from water. Water is necessary for metabolism, normal physiological function, and may provide essential minerals such as calcium, magnesium, and fluoride. Acute dehydration results in impaired cognition, moodiness, poor thermoregulation, reduced cardiovascular function, and impaired physical work capacity. Recent research* has shown that having an increased proportion of beverages from water is linked to reduced energy intake, along with significant body weight and body fat reductions.

For more about the Beverage Guidance panel and Historical Chart, search online at www.nestle.com/water/13. View the recommendations concerning other beverages online at www.nestle.com/water/14

* Led by Barry Popkin

Providing the scientific evidence

As a leading company in the bottled water business, Nestlé Waters is actively involved in water and hydration research and the collection of scientific data from around the world. Through studies published in scientific journals, presentations at international congresses and product information to both consumers and health care professionals, Nestlé Waters constantly helps to underline and further its understanding of the importance of water and hydration to good health. The company's scientific programmes address a variety of fields including health and nutrition aspects of water consumption, effects of minerals, and other water-related topics concerning packaging, environment and analysis. Nestlé Waters' research programmes are the result of close collaboration of the Nutrition Development Director for Nestlé Waters, the Product Technology Centre on Water in Vittel, France, the Nestlé Research Center in Lausanne, Switzerland, and independent scientists recognised for their expertise in the major areas of interest.



Above: The choice of water as a beverage promotes a healthier diet and lifestyle: it reduces excess calories from sweetened soft drinks, considered to be one of the drivers of overweight and obesity



66
Nestlé Waters constantly helps to underline and further its understanding of the importance of water and hydration to good health
99

Florence Constant, Nutrition Development Director, Nestlé Waters

Daily calorie intake from beverages, by adults in the USA, 1965-2002


Unsweetened coffee & tea
Juices
Low fat milk
Whole fat milk
Alcohol
Soda/fruit drinks
Other caloric beverages
400 cal.
300
200
100
0
1965
1977
1989
2002

Source: K. Duffey and B. M. Popkin (2007), Shifts in patterns and consumption of beverages between 1965 and 2002, Chapel Hill, NC

International conferences on water and health

To maintain close contact and facilitate fruitful collaborations between Nestlé Waters' own researchers and the external scientific community, the company organised three international conferences on hydration between 1998 and 2004 and sponsored a conference on hydration and health in April 2006.

More on Nestlé's participation in these conferences can be found online at www.nestle.com/water/15



Research on water and obesity

Obesity is a serious and widespread public health problem, so new strategies are needed to help the general public avoid over-consumption of calories. Nestlé engaged Professor Barry Popkin to study the potential role of water as a healthy diet option for losing weight systematically. A first study applied innovative statistical analyses to the United States NHANES III (National Health and Nutrition Examination Survey III; 1988-1994) database to understand the link between water consumption and weight loss.

Pilar Rodriguez checks the alkaline balance (pH) of source water to ensure quality at the Herrera del Duque factory in Spain

The results showed that people with higher water consumption had healthier diets: they consumed less energy, fewer soft drinks and fewer sweet or salty snacks. However, the data also demonstrated that much more needed to be understood to clarify the direct and specific potential of water in healthy diets for all consumers. In a second research study, data were evaluated from a study of 4755 people who followed different weight loss diets over a period of one year. The data showed that diets that were relatively higher in drinking water, as opposed to caloric beverages, were positively associated with weight loss. The conclusion from the research is that promoting the intake of drinking water may be an efficient alternative to lower the intake of caloric beverages and may help to avoid calorie over-consumption, the main cause of obesity.

Further details of the two studies, published in scientific journals, may be reviewed online at www.nestle.com/water/16

Preparing future generations on water issues

Water Education for Teachers (WET) is a non-profit organisation and publisher, providing education resources which facilitate and promote the awareness, appreciation, knowledge, and stewardship of water resources. Launched in the United States in 1984 and first sponsored by Nestlé Waters in 1992, Project WET workshops and programmes have trained over 400 000 teachers, reaching several million children in over 20 countries.

Its significance was recognised at the 4th World Water Forum in Mexico, March 2006, where it was invited to lead the education activities of the Forum, along with the Mexican Institute of Water Technology. The Special Session on Water Education for Children and Youth stressed that "it is through education that habits are changed and increased water conscientiousness is fostered. This can build long-term stewardship." At the Forum, Project WET also launched the Children's Water Education Fund, to support its new global initiative on Action Education for children.

> An added benefit has been the involvement of the Nestlé Waters' employees and their dedication to bringing water education to children in their communities
>
> *Dennis Nelson, President and CEO, Project WET International Foundation*

Locations of Project WET workshops and programmes


Canada
USA
Mexico
Jamaica
Dominican Republic
Costa Rica
Argentina
Ukraine
France
Hungary
Italy
Lebanon
United Arab Emirates
Togo
Nigeria
Cameroon
Uganda
South Africa
Vietnam
Philippines
South Korea
Japan
Palau
Northern Mariana Islands
Fiji
American Samoa



In Kaleke, India, children learn the benefits of clean water and hygiene. The classes are an integral part of a programme that also includes a new well. Operational since late 2006, it is a source of safe drinking water for more than 250 children at the local school

Response to humanitarian disasters



Co-founded and sponsored by Nestlé, Crystal Springs Preserve welcomes students – from kindergarten to doctorate level – for an up-close opportunity to learn about the Spring, as well as the plants and animals who make it their home

With its interdisciplinary approach and over 300 hands-on activities, Project WET is a much-appreciated resource by the nearly half-million teachers who have used it to date.

"With Nestlé Waters' support, we are able to increase the programme's flexibility and expand efforts to reach new communities around the world," said Dennis Nelson, President and CEO, Project WET International Foundation. "The partnership has yielded many successes, from bringing water education to rural villages in Mexico and the Philippines, starting new programmes in Lebanon and the United Arab Emirates, and bringing interactive lessons to schools in Vietnam. An added benefit has been the involvement of the Nestlé Waters' employees and their dedication to bringing water education to children in their communities."

Human beings can survive without food for several weeks, however, without access to water, dehydration leads to death within a few days. Nestlé's key competence in serving its customers is the fast and efficient delivery of safe drinking water in a transportable form. Therefore, supporting disaster relief with water donations is an area where Nestlé can make an important positive social impact.

US Hurricane Katrina

In August 2005, Hurricane Katrina caused severe devastation of the north-central Gulf Coast. To help fight the humanitarian catastrophe, Nestlé delivered over 1.5 million bottles of water to a number of relief organisations. Details of other Nestlé contributions to disaster areas can be found on-line.

More on this story online at www.nestle.com/water/17; "Sri Lanka tsunami relief aid" at www.nestle.com/water/18; "UNHCR partnership" at www.nestle.com/water/19

North America Gulf coast disaster response partnership with AmeriCares

Nearly one year after hurricanes Katrina and Rita devastated the Gulf Coast region, and at the onset of the busiest part of the 2006-2007 hurricane season, AmeriCares and Nestlé Waters have created a reserve of one million water bottles for rapid distribution after a natural disaster.

More on this story online at www.nestle.com/water/20

Pakistan earthquake

In October 2005, an earthquake hit Pakistan causing a death toll of more than 70 000 and leaving more than 3 million homeless. Nestlé Pakistan management immediately instituted a Nestlé Voluntary Relief Fund to which all Nestlé employees, vendors, distributors and contractors could contribute. Nestlé Pakistan provided about 80 truckloads of food and water products to support the work of local and international relief efforts.

More on this story online at www.nestle.com/water/21

Managing water in agriculture and communities

Nestlé encourages farmers to promote good water management in agriculture



Influencing better management of water in agriculture

Quality is the key element in all of Nestlé's businesses. A reputation for quality sustains the trust and confidence of Nestlé's consumers. To deliver this confidence, Nestlé depends on the long-term supply of safe and high-quality agricultural raw materials. Increasing water scarcity in many regions of the world threatens this supply and may also create social and economic risks for farmers and communities. To address this risk proactively, Nestlé is turning the attention of its agronomists to the water problem.

Sustainable Agriculture Initiative Nestlé

In 2002, the Sustainable Agriculture Initiative Nestlé (SAIN) was launched to optimize the supply chain "from farm to factory". Its objectives are to improve efficiency, risk management and to support sustainable agriculture.

To provide a more systematic framework for the many on-going water-related projects in Nestlé's global supply chain, the company decided in 2006 to make water a central SAIN contribution area to strengthen its own competencies of managing food supply in a water scarce environment. As water becomes increasingly related to supply quality and security as well as to sustain the livelihoods of farmers and communities, this SAIN focus can make an important contribution to society and to Nestlé. Therefore, for decades Nestlé agronomists have closely worked with farmers around the globe to provide technical advice and know-how, to foster learning, and transfer best practices on growing agricultural materials. A number of cases document the potential of good water management practices in the areas of milk and coffee production – the main raw materials purchased by Nestlé.

More on industry collaboration online at Sustainable Agriculture Initiative Nestlé (SAIN) www.nestle.com/water/22





Opposite: In Yazman, Pakistan, Sadia Nawab carries water from one of the 250 desert wells, built by Nestlé. Top and above: DaDong Cao and Yaru Liang have worked for Nestlé as milk farmers since the opening of the Shuangcheng factory. Agronomists at Nestlé's demonstration farm introduced home use of biogas, produced from the effluent of cows, which as a result does not pollute local water sources. The biogas installations also provide DaDong and Yaru with clean and cheap energy for cooking

Managing farm effluents at the Shuangcheng milk district, China

To address environmental impacts caused by the growth of the milk district for Nestlé's Shuangcheng factory, a sustainability evaluation was made by the University of Bern that highlighted the importance of adequate manure storage to prevent possible contamination of ground water. As common manure storage systems require high investments with no immediately-tangible financial benefits, the incentive for farmers to construct proper storage is low. In support of an initiative of the local authorities, Nestlé identified cheap, adequately-sized biogas digesters as a possible solution. In cooperation with the local government, Nestlé agronomists trained farmers in correct handling and storage of farm manure and helped to install more than 1500 small biogas plants. These biogas generators not only help to prevent water pollution but also create energy for basic uses such as cooking and heating for the farmers. Even larger units are being tested, that may provide additional electricity for a number of community and household uses.

Quick fact New Nestlé coffee washing technology is reducing water use by 96% in Ethiopia

Sharing best practices in South Africa

South Africa receives little more than half of the worldwide average annual rainfall and is classified as a semi-arid country. The National Water Act was introduced in 1998 with the purpose of protection, optimum usage, development, conservation, management, and control of South Africa's water resources. Nestlé Agricultural Services contributes to fulfilling the objectives of the Water Act in several ways. Working with its milk producers, Nestlé implements the Work for Water Project where teams engage with farmers and big dairies to optimize the use of water at all levels. The project is sponsored by the National Department of Water Affairs and Forestry. Nestlé encourages water efficient evening and night irrigation as well as the introduction of computerised irrigation systems and recommends pastures with lower water demand in water-scarce areas. Farmers receive advice on minimum tillage practices with specific tools to keep soil moist. Nestlé also works with farmers to improve efficient and safe effluent removal from their dairy shed areas as a pre-requisite for their registration with the National Health Regulations and compliance with Nestlé's quality management policies for farmers.

More on this subject can be found online at www.nestle.com/water/23



Colombian coffee expert Gerardo Jara Pascuas demonstrates the new water-saving coffee processing technology developed in Latin America, and now shared in Kochere Woreda, Ethiopia

Saving water through improved coffee irrigation, Vietnam

Nestlé participates in the Public Private Partnership Project Promotion of Sustainable Robusta Production in Daklak that trains farmers on efficient irrigation techniques through timing and calibration of the irrigation dose per tree. There are small basins around the trunk of the coffee trees which allow for direct, more efficient application of water directly to the tree's roots system. Furthermore, farmers are encouraged to use chronometers for optimal timing of irrigation phases. From current experience, it is estimated that water savings of more than 60% could be achieved.

Further details from the preliminary findings, published in leading agricultural science journals, may be reviewed online at www.nestle.com/water/24

Saving water during post-harvest coffee processing, Ethiopia

Ethiopia is one of the world's poorest countries, and at the same time the place that first cultivated the coffee tree. Ethiopian coffee farmers are mostly small-holders living from subsistence agriculture, and coffee is one of the few cash crops which they can count on as income. Nestlé promoted and financed the installation and operation of an eco-friendly processing facility in Kochere Woreda. Initially, 50% of the 2004/2005 crop processed at this unit was treated in the new facility. Rather than using the water from the river, a dedicated water well was drilled as part of the project. The new technology uses only 6 litres of water per kilogramme of green coffee, thus saving about 26 million litres of water per crop, a 96% reduction of water use. Furthermore, all the pulp and mucilage discarded from the wet mill is treated separately with calcium carbonate and returned to coffee farms as organic fertiliser. Together with the filtration of the remaining process water, this reduced water pollution by 99% when compared to the old technology. As a side effect, energy saved in the new process lowered energy-related costs by 96%, creating savings of more than USD 17 000 per crop.

Another example of water-saving coffee processing in Mexico can be found online under "Improving post-harvesting water use in coffee production" at www.nestle.com/water/25

An expert voice on agriculture and water

By Prof. Stefan Tangermann, Director for Food, Agriculture and Fisheries, Organisation for Economic Cooperation and Development (OECD)

Agriculture is the major user of water in OECD countries, due to the expansion of irrigated farm area. Overuse of scarce water resources is an increasing concern. While agriculture is a major source of water pollution, it also contributes to ecosystems. Subsidies to agricultural production and inputs, especially for water, continue to misalign farmer incentives and aggravate overuse and pollution of water.

Water use and the impact of agriculture on water resources involves complex trade-offs between economic, social and environmental demands. The major challenge is to ensure that water resources used by agriculture are best allocated among competing demands to produce food and fibre efficiently, minimize pollution and support ecosystems, while meeting social aspirations under different property right arrangements and institutional frameworks.

As a higher priority is being attached to water issues, policies and actions are starting to contribute to sustainable agricultural water management in OECD countries. A mix of market-based, voluntary and regulatory approaches is being used to address these issues, including better pricing structures and tradable permits. A growing concern is the impact of climate change and climate variability on agriculture and the role of policies to facilitate adaptation.

Water, and in particular unpolluted water, is increasingly scarce, and may become the scarcest natural resource in the future. Agriculture, as the largest single water user, has an important role to play in making sure that this resource is used properly. Given that so much that happens in agriculture is shaped by government policy, governments must see to it that their policies do not provide farmers with the wrong incentives, and that the institutions are put in place to help create the conditions under which farmers will properly take care of the scarce resource that is water.

The full text of Stefan Tangermann's article can be viewed online at www.nestle.com/water/26


NO
CONTAMINAR
LAS AGUAS

Above right: Part of the SAI sustainability project introduced by Nestlé in the Bosawas Biosphere Reserve, in Nicaragua, focuses on improvements such as water treatment ponds. The first step is simply informing farmers not to pollute the water



> "Agriculture, as the largest single water user, has an important role to play in making sure that this resource is used properly"
>
> *Stefan Tangermann, Director for Food, Agriculture and Fisheries, OECD*

Improving access to clean water in rural areas

Nestlé engages in a number of projects that help overcome the barriers faced by many communities in accessing safe and clean water. The relationship between Nestlé and communities is often a fruitful symbiosis. Not only does Nestlé provide services to communities, but it also learns from them by engaging community leaders. For example, a respected opinion leader in India explains how traditional and practical solutions may overcome governance failures: "In remote schools in villages around the world, the groundwater is often full of iron, or a high content of fluorides or salinity," says Bunker Roy, founder of Barefoot College, India. "There is an opportunity for Nestlé to learn from the wisdom of the elders in villages and start promoting roof top rain water harvesting on a large scale. Rain water is less costly to collect, and then the collection and distribution can be controlled, managed and owned by rural communities."



A community water pump organised by Nestlé and the International Federation of Red Cross and Red Crescent Societies in the village of Rimbaue, Mozambique

India clean drinking water project

In 1999, around its factory in the state of Punjab, Nestlé India initiated a project to provide clean drinking water facilities in village schools, create awareness in the community about water issues and involve them in improving the water situation. After identifying schools where the village community is able to take joint ownership, Nestlé India invests in the drilling of deep bore wells and constructing water tanks that store the clean water, allowing the school children regular access to clean drinking water. The project also includes an education component that teaches students about the importance of clean water, the need for water conservation and the link between clean water, hygiene, health and wellness. As of today, 71 drinking water facilities have been completed, reaching around 25 000 school children. In June 2005, Nestlé India's factory in Punjab was awarded the Punjab Government's Award for Environmental Excellence in recognition of its efforts, amongst others, in the construction of these clean drinking water facilities.

In the words of Sukhminder Singh, a farmer from Bhoondri in the State of Punjab: "Now our children come home and explain to us how to make proper use of water, for example while brushing teeth one should use a cup of water rather than letting water taps flow freely. This will lead to proper water management in the village community."

Red Cross and Red Crescent Global Water and Sanitation Initiative

In 2002, Nestlé had the privilege of becoming a founding member of the International Federation of Red Cross and Red Crescent Societies' new Africa Health Initiative. Over a period of four years Nestlé committed CHF 3.4 million to various programmes to prevent the spread of HIV/AIDS in Africa. In 2006, Water and Sanitation was added as a new dimension to this partnership. As the first private sector organisation to be invited by the Federation, along with the European Union (EU), to support the Red Cross Global Water and Sanitation Initiative, Nestlé is dedicating the major part of its support over three years to activities in Africa addressing the immense life-threatening problems resulting from the chronic lack of water and sanitation.

Quick fact 71 drinking water facilities have been completed in India, reaching around 25 000 school children

As a first step, in close collaboration with the Mozambique Red Cross and the International Federation, Nestlé has begun a new initiative to assist vulnerable communities in Northern Mozambique in improving their access to safe water and sanitation. The programme will assist communities in remote rural areas to establish safe water supplies and improved sanitation, provide all-important training in operation and maintenance, and encourage behavioural change in hygiene practices. The impact will also reduce the time wasted in travelling long distances for safe water, allowing more time for farming and other productive activities, releasing children, especially young girls, to further their education, and reducing the impact of poor water and sanitation among those affected by the HIV/AIDS endemic.

"This new partnership between Nestlé and the Red Cross Red Crescent Societies is a further milestone in the long-standing relationship between the two organisations," said Peter Brabeck-Letmathe, Chairman and CEO of Nestlé. "I am pleased that the world's largest bottled water company is contributing knowledge and resources which will benefit the people of Africa through Red Cross Red Crescent programmes."

Read the full story online at www.nestle.com/water/27





Top: More than 5000 women in Pakistan learn new skills in raising livestock. The programme includes water management elements.
Above: Elsewhere in Pakistan Nestlé helps provide freshwater for families via wells like this one in Yazman

EcoLink and LEAP

In rural areas of South Africa, a large part of the population has no access to piped water. The daily burden of accessing remote water sources, and carrying water over long distances, rests most heavily on rural women. EcoLink and LEAP, sponsored jointly by Nestlé and several community-based organisations in South Africa, are projects that have made progress in finding simple but effective solutions to this problem.

EcoLink, a non-governmental organisation based in the Mpumalanga Lowveld which Nestlé helped establish in 1985, and project LEAP are seeking ways to harvest limited water resources and improve water and waste management to help overcome the problems of water-borne diseases. A number of relatively simple and low cost solutions have been identified which involve the community, teach certain basic skills, create jobs and provide a vastly improved water supply. These include the building of rainwater tanks and the capping of natural underground springs.

Accompanying this project is the Earthcare programme, which teaches villagers how to grow vegetables using the trench garden method. Over 150 000 villagers have been taught this method of growing their own food and together with a reliable supply of safe water, and have benefited enormously from the work of EcoLink through the creation of new income opportunities.

Read more about this initiative online at www.nestle.com/water/28

New opportunities for women, Pakistan

In September 2006, the United Nations Development Programme (UNDP) together with Nestlé Pakistan and Engro Foods signed a joint programme to empower 5000 local women through information on livestock development, training and credit in Pakistan's rural provinces. This complements on-going programmes initiated by Nestlé in rural communities in its milk districts to help establish tube wells and hand pumps to provide access to water. The new programme includes a training curriculum for women that emphasises improved water management practices on milk farms as well as issues related to water, health, and hygiene.

Read online about Nestlé in Pakistan and access to water for rural populations at www.nestle.com/water/29

Stakeholder engagement

Nestlé has actively promoted dialogue on the issue of improving access to clean water and on the dangers of water scarcity in the future. The following are some of the major actions taken.

WEF Open Forum: the debate on human rights and water economics

In January 2006, at Nestlé's encouragement, the World Economic Forum (WEF) hosted an Open Forum in Davos, Switzerland to discuss a topic considered to be at the forefront on the global agenda toward meeting the Millennium Development Goals: "Water: Property or Human Right?"

Peter Brabeck-Letmathe shared views and insights with water experts from the public, private and NGO sectors in a lively and multi-facetted discussion, reflecting the enormous complexity of the topic. Participants elaborated issues ranging from understanding the drivers of water scarcity and lack of access for millions of people, to the economic aspects of water such as pricing and the role of agriculture. Mr Brabeck-Letmathe acknowledged the responsibility and consequently the efforts of Nestlé to continuously increase its own water efficiency. He also stated that the global water challenge requires priority given to address the inefficiencies of water use in agriculture and asked: "Do those who have water rights live up to their responsibility to use water efficiently?"

Nancy Birdsall, President, Center for Global Development, USA, emphasised the important roles of governments and governance processes to create policies and accountability to manage water resources. Without setting the right economic incentives, private industry can not be expected to make the necessary investments to improve water systems. She made clear that "Water needs a price. If you don't have a price, the rich will get it free; the poor will pay a lot."



A well, created by Nestlé in Kaleke, India, close to the company's Moga factory, provides safe, clean water for the school children and their families

The World Economic Forum Water Initiative

The World Economic Forum Water Initiative helps build multi-stakeholder involvement between private, public and non-governmental partners to contribute to the water-related Millennium Development Goals. It does so through engaging its members in:

- Promotion of best practice water use technologies, techniques and strategies;
- Participation in multi-stakeholder water resource management strategies within watersheds or specific regions;
- Participation in broader (national, multinational) water policy and governance dialogues.

More on this initiative can be seen online: "Nestlé engages with the WEF Water Initiative directly through Peter Brabeck-Letmathe" at www.nestle.com/water/30

2006 Stakeholder Engagement Project

Understanding a subject as complex as water can not be achieved from the perspective of any single organisation. Nestlé engaged AccountAbility to identify, clarify and synthesise the views of key stakeholders on water issues. A number of water experts from a diverse set of organisations from the civic, public and private sectors in several countries were interviewed in order to understand their opinion on the following:

- General, as well as Nestlé-specific, views on current water management.
- What needs to be done and on Nestlé's role in relation to water management.
- What value there is in Nestlé producing a report on water.

The discussions with stakeholders revealed three main findings on expectations for Nestlé's activities around water issues. These are:

- *All issues need to be addressed.* Stakeholder concerns go beyond direct operational impacts. The majority of consulted stakeholders trust that Nestlé has high standards of efficiency and responsibility in its directly owned and managed production facilities. Therefore, while production is addressed in the report, there is also concern with the beginning and the end of the value chain.

○ *Be a visible leader.*
Nestlé should take a leadership role by driving sustainable water management beyond the scope of its own operations and by facilitating innovations that address major challenges. "Leadership" means Nestlé should target positive results in environmental and social areas, as well as economic targets, referred to as "triple-bottom line" impacts.

○ *Stakeholders want to engage.*
Most stakeholders are very willing to engage with Nestlé. They would therefore like to see this report as the first step in on-going engagement, and view these efforts as the basis for joint investigation into, and subsequent action toward, more comprehensive solutions.

Engagement at the 4th World Water Forum, Mexico, March 2006

Mexico City was host to the 4th World Water Forum (WWF), attended by over 10 000 persons concerned about water, and organised by the World Water Council in cooperation with the Mexican government. The WWF also provided an opportunity for Nestlé to engage with a wide range of stakeholders in water, through a Nestlé public discussion space open to anyone, and through participation in presentations, panels and informal dialogue. For Nestlé it was a welcome focus on the importance of water as a global challenge and the opportunity to review the company's strengths and weaknesses in water.

Important lessons from the event were summarised by Carlo Donati, Executive Vice President, Nestlé and Chairman and CEO of Nestlé Waters: "Most people have an opinion about the role of private corporations in water, whether positive or negative. Still, we find that many may not be aware of the less visible ways that water matters in a corporation. That water is an issue not only for water distribution and bottled water companies but for all companies. Also, many may not think of business as a credible voice on water. There is work to do for corporations to share more of what they are doing, show that there is expertise and experience that can be of interest for others. In water management, everyone has a role to play."

Read more on this subject online at www.nestle.com/water/31




Nestlé

Above: Dairy farmers, local government officials and NGOs meet with Nestlé agronomists near Harrismith, South Africa, to discuss water management and other issues. The workshop is part of Nestlé South Africa's Black Economic Empowerment agricultural programme, providing income to more than 140 dairy farmers, as well as assistance for infrastructure and access to local markets.
Right: Nestlé highlighted the global challenge of water, welcoming dialogue with stakeholders at the 4th World Water Forum in Mexico

"There is work to do for corporations to share more of what they are doing, show that there is expertise and experience that can be of interest for others"

Carlo Donati, Executive Vice President, Nestlé and Chairman and CEO of Nestlé Waters

Future directions in water management

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[illegible]
management [illegible]



Increased attention to local water conditions

Continuous improvement in water management

Nestlé's global operations will continue to seek improvements in water consumption, reducing water usage, and reducing even further our water footprint. While substantial progress has been made, we will not be complacent and satisfied with the status quo.

Most of Nestlé's factories are not in water-stressed regions. However, 49 of Nestlé's 481 factories are in 13 countries which are amongst the 45 most water-stressed countries in the world, as noted by the World Water Council's Water Poverty Index.*

As a result, an evaluation of the relative performance of factories located in those 13 countries was performed, revealing that additional water-use efficiency is possible. These factories receive special focus, the objective being to assist local factory management to further understand the challenges, to prompt local stress assessments that generate new water-saving projects, and assure that local management is informed about and involved in community activities related to water.

Development of a proprietary water stress index

To further improve capacity for water management amongst local management, Nestlé Waters is developing its own internal water stress index that combines the national-level Water Poverty Index with a local-level index of water stress issues at the actual Nestlé Waters factory location. Nestlé Waters will assess a series of local parameters to better understand and monitor the specific risk any potential water issue would pose on its operations and the local communities. The index allows for a broader set of indicators to be evaluated when deciding on priorities and future strategy.

Locations of Nestlé factories in the most water-stressed countries*



Tunisia
Morocco
Saudi Arabia
China
Vietnam
India
Senegal
Guinea
Côte d'Ivoire
Ghana
Nigeria
Kenya
South Africa

* Located in lowest 30th percentile of the Water Poverty Index



Opposite: In the greenhouses of Nestlé's R&D Centre at Tours in France, scientists are developing coffee and cocoa plants which may be tested for potential drought resistance.
Right: David Bonilla, National Water Resources & Environment Manager, is responsible for regulatory affairs at the Herrera del Duque factory in Spain

*The Water Poverty Index (WPI), developed by the UK's Centre for Ecology and Hydrology (CEH) Wallingford, and the World Water Council (WWC) grade 147 countries for their characteristics and performance in five dimensions of potential water stress: resources, access, capacity, use, and environment. Each of these component indices is made up of several sub-indices providing sufficient granularity to enable identification of local causes and challenges of water stress

Scaling-up efforts in agriculture

Nestlé is working with farmers in its direct supply chain to improve the state of water management.

An evaluation of Nestlé's current water-related competencies and opportunities for impact identified several areas where additional efforts could contribute to better water management in agriculture and surrounding communities.

Nestlé's training and evaluation programme

○ *Strengthen capacity.*
A programme will be started to raise awareness amongst Nestlé agronomists on the topic of "sustainable water usage in agriculture". A number of key staff from Nestlé headquarters and from markets will be trained on water management around Nestlé's direct supply chain. This key staff of "agricultural water experts" will train other Nestlé agronomists and also support the water-related Nestlé initiatives in their markets. Contacts will be established with relevant research institutions, NGOs and consultants in order to use their expertise in training of Nestlé staff, awareness creation amongst stakeholders and in advising markets on specific problems and projects.

○ *Field studies.*
As one of the first steps, Nestlé agronomists will evaluate the state of water usage in Nestlé's direct supply chain from different perspectives including local water "poverty" levels, water consumption, types of irrigation, waste water production, post-harvesting methods, spring management and others. This assessment will enable better monitoring of impact and identification of priority areas for structuring projects and allocating resources.



Nestlé agronomists in Talwandi Rai, India, educate farmers on water management on their dairy farms, which provide fresh milk to Nestlé's Moga factory

Building a repository of advanced water practices

Different Nestlé markets sourcing agricultural raw materials from farmers have embarked on various initiatives to improve water management. These initiatives are important and have proven successful. However, so far there has been too little exchange of related information between markets. In order to collect the knowledge already available in some Nestlé markets and to make it available throughout the company, Nestlé's agricultural department will take the following stepwise approach:

○ Collect information about existing Nestlé and industry initiatives, their experiences, and the most advanced practices and indicators elaborated.

○ Summarise and arrange the information in an Advanced Water Practice Repository accessible to all relevant Nestlé staff.

○ Disseminate the know-how through case examples, training, and workshops.

Quick fact Following Hurricane Katrina, the Tsunami and the Pakistan earthquake, Nestlé Waters got nearly two million litres of safe, fresh, bottled water to those in the direst need

- Include advanced water practices as far as applicable in the Nestlé Farm Assurance Manuals implemented in the different markets.
- Champion an industry-wide initiative on water and agriculture from within the Sustainable Agriculture Initiative (SAI) platform to improve water efficiencies on a much larger scale and to create a level playing field for all companies.

Advanced water practices and indicators are continuously updated based on the experiences of different markets.

From science to field: a new focus on quality, yield and water efficiency

In common with many tropical crops, coffee and cocoa are considered "orphan crops" from an R&D perspective. Because money is earned at the product and not at the seed level and because they are perennial species, current investments in innovation of planting material are very limited. Coffee and cocoa plants were traditionally selected by a few public institutions to optimize yield but not water-related characteristics. Many varieties are vulnerable to even short periods of drought. The resulting loss of yield is threatening not only overall raw material supplies but also the livelihoods of thousands of farmers. In the worst case, water-sensitive plants may not survive prolonged droughts (or produce a very poor crop for one to two years before recovering) and many farmers could not afford the investments in time and money required to replant trees (or survive without any crop during the time for recovery).

> As one of the first steps, Nestlé agronomists will evaluate the state of water usage in Nestlé's direct supply chain
>
> *Hans Jöhr, Corporate Head of Agriculture, Nestlé*





In the lab and greenhouses of R&D Tours, plant scientists are developing new varieties and propagation tools for high yielding and quality plants which may also be screened for better survival and recovery under drought conditions

Nestlé R&D employs a unique set of competencies to create new momentum in raw material innovation of coffee and cocoa. Advanced competencies in molecular and plant biology as well as propagation techniques enable Nestlé R&D to rapidly drive down the time "from science to field" as it has already demonstrated in other areas of business interest.

Two new initiatives by Nestlé R&D aim to overcome the lack of innovation in coffee and cocoa:

- Employ conventional selection and breeding to identify coffee plants that could reduce the amount of water needed to produce high yield and high quality produce.
- Further develop and share propagation capabilities to help farmers grow cocoa plants that are better adapted to an environment of water scarcity than their traditional counterpart from rooted cutting or grafting.

More on these initiatives can be found online: "Cocoa propagation project" at www.nestle.com/water/32; "Coffee project" at www.nestle.com/water/33

Spring, well and groundwater protection programme

Springs and groundwater wells are a valuable source of water supply for human, animal and crop usage. Many rural properties and communities have springs at their disposal. But in many countries, they are not adequately protected from contamination. In the agriculture environment, contamination sources include livestock, wildlife, crop fields, forestry activities, septic systems and human activities (for example, fuel tanks, fertilisers, or pesticides) located in the neighbourhood of the spring outlet, which is called the "eye". Some springs are in danger of falling dry if their water catchment areas are not appropriately protected.

Nestlé's Sustainable Agriculture Initiative will add a new module around the theme of protecting water supply springs, groundwater and wells at farm and community levels. The spring protection initiative will fit different protective structures that can be easily built up when spring water eyes are identified, for example, spring boxes, seepage spring preservation structures, horizontal wells, or fencing.

Technical spring protection measures alone do not yet ensure effective protection of this important water resource. Therefore spring protection will be accompanied by education programmes for farmers, school children, and villagers on preventing contamination, protecting water catchment areas, and developing afforestation programmes in order to prevent springs from becoming dry.



Fire prevention protects spring water flows by avoiding soil erosion. Since 1998, the Nestlé Sustainable Maintenance Plan near the Santa Maria source has increased forest coverage with a 75% survival of four new pine species, restored 60 hectares of natural forest, and trained local fire brigades

Encouraging debate on water management

As noted on pages 28 to 29, Nestlé has promoted dialogue with stakeholders on water issues in a number of ways. Moving forward in 2007, Nestlé intends to stage and sponsor a range of public forums to discuss solutions to the problem of clean water, particularly in the area of water governance, which is recognised as a critical factor in solving our water problems.



Nestlé, water management and agriculture

By Hans Jöhr, Corporate Head of Agriculture, Nestlé

Nestlé's cooperation with farmers is based on long-term experience in sourcing agricultural materials. Where appropriate, the company assists farmers in producing these materials through sustainable practices which include, amongst others, environmentally-safe production methods covering responsible water management and protection. Nestlé currently assists approximately 400 000 farmers in improving their income.

Since Nestlé uses significant quantities of agricultural materials and agriculture is a major user of water, the company decided in 2006 to re-evaluate its cooperation with farmers, in order to better respond to increasing water needs and to deal with water scarcity. Current agricultural and water-related activities, which are an integral part of our Sustainable Agriculture Initiatives, are being used as the base for future sourcing programmes and for new insights with regard to water issues.



66

Nestlé's future sourcing programmes will concentrate on areas where we have close relationships with farmers and primary processors, as well as in regions of water scarcity

99

Hans Jöhr, Corporate Head of Agriculture, Nestlé



Above right: Agricultural field services in most countries where Nestlé sources raw materials – primarily milk, coffee and cocoa – develop awareness amongst local farmers in water usage and protection

The main orientation of Nestlé's future sourcing programmes will concentrate on areas where we have close relationships with farmers and primary processors, as well as in regions of water scarcity. The company will contribute to improving water usage and protection through its R&D facilities and with its agricultural field services. Improved knowledge and better awareness will help in establishing programmes such as training of field agronomists to better disseminate good practices on water usage, to make better use of available water sources, and to protect these sources adequately for the benefit of farmers and rural communities.

However, water programmes need global efforts and individual companies can only have limited impact. Nevertheless, Nestlé, through its field services, can contribute to programmes launched by governmental or intergovernmental organisations in addressing solutions through public-private partnerships in rural areas.

Summary

As discussed in this report, availability of water for the environment and human use is challenged by population growth, disruption of natural water cycles and pollution through human activity, and increasing demand for water-intensive foods and lifestyles. Situations of water stress and scarcity pose a problem in an increasing number of water basins across the world where today's policy frameworks, water governance and individual behaviours are inadequate to protect the resource and ensure its basic provision for human use.

Experts and stakeholders have helped Nestlé understand the problem and have contributed to this report to explain the origins of the current situation and how to improve water management. Their input and the engagement of Nestlé's employees have helped Nestlé further develop its understanding of potential roles and commitments on water, specifically Nestlé will:

- *Leverage areas of direct control over its own manufacturing operations.*
Nestlé will continue to improve efficient water management, building on good progress to date, and will strive for the highest standards possible in water extraction, use and disposal.
- *Encourage farmers to promote good water management in agriculture.*
Beyond its core business activities, Nestlé will expand its efforts in sharing good water management practices in agriculture, particularly in its direct supply chain where it can have a significant impact. In some cases, these investments will also help provide clean water to rural communities.
- *Offer its experience to the broader water management debate.*
Nestlé will engage with a wide range of stakeholders to improve the state of water management throughout the world. Focus will be on projects to improve local water management, working with others to establish better standards of water resource management, continuing ongoing efforts in education about water conservation, and participating in the debate on the impacts of agricultural policies, amongst others, on water resources.

Although much progress has already been made, we always seek to improve further, both in terms of our own operations as well as by contributing to positive developments in broader water management and approaches to the subject of water.

Nestlé's Commitments on Water, presented at the World Water Forum in Mexico, March 2006, summarize Nestlé's overall engagement in water:

Work to continue reducing the amount of water used per kilogramme of food and beverage produced.

Assure that our activities respect local water resources.

Take care that water discharged into the environment is clean.

Engage with agricultural suppliers to promote water conservation among farmers.

Reach out to others to collaborate on water conservation and access, with a particular focus on women and children.

Opposite: Water stored in ponds enables the Chachoengsao factory in Thailand to run for several months without external water supplies

Writing and editing
FSG Social Impact Advisors, Geneva, Switzerland and Nestlé S.A., Public Affairs

Design
Nestec Ltd, Corporate Identity and Design, with Esterson Associates, London, United Kingdom

Photography
Nicole Bachmann, Zurich, Switzerland;
Patrick Brown/Panos Pictures, Bangkok, Thailand;
Markus Bühler-Rasom, Zurich, Switzerland;
Sam Faulkner/nb pictures, London, United Kingdom;
Harmen Hoogland/Nestec Ltd, Corporate Identity and Design, Vevey, Switzerland;
Nadine Markova, Mexico City, Mexico;
Verabutr Piriyanontana, Bangkok, Thailand;
Philippe Prêtre/apg image, Vevey, Switzerland;
Paul Weinberg/Panos Pictures, Durban, South Africa

Printing
Entreprise d'arts graphiques Jean Genoud S.A., Le Mont-sur-Lausanne, Switzerland

Paper
This report is printed on Munken Lynx, a paper produced from well-managed forests and other controlled sources certified by the Forest Stewardship Council (FSC)

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SQS-COC-100125
© 1996 Forest Stewardship Council



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